Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated October 8, 2010)

Information Statement

Distribution of Common Stock of

Motorola Mobility Holdings, Inc.

by

MOTOROLA, INC.

to Motorola, Inc. Stockholders

This Information Statement is being furnished in connection with Motorola, Inc.’s distribution of all of the shares of Motorola Mobility Holdings, Inc. (“Motorola Mobility Holdings, Inc.,” “Motorola Mobility” or the “Company”) common stock owned by Motorola, Inc., which will be 100% of Motorola Mobility’s common stock outstanding immediately prior to the distribution. Motorola Mobility is a wholly owned subsidiary of Motorola, Inc. that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Motorola, Inc.’s mobile devices (“Mobile Devices”) and home (“Home”) businesses. The main U.S. operating subsidiary of Motorola Mobility will be Motorola Mobility, Inc. To implement the distribution, Motorola, Inc. will distribute the shares of Motorola Mobility common stock on a pro rata basis to the holders of Motorola, Inc. common stock. Each of you, as a holder of Motorola, Inc. common stock, will receive [—] share of common stock of Motorola Mobility for each share of Motorola, Inc. common stock that you held at the close of business on [—], 201[—], the record date for the distribution. The distribution will be made in book-entry form. Motorola, Inc. will not distribute any fractional shares of Motorola Mobility. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash from proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution.

The distribution will be effective as of [—], 201[—]. Immediately after the distribution is completed, Motorola Mobility will be an independent, publicly traded company. It is expected that the distribution will be tax-free to Motorola, Inc. stockholders for U.S. federal income tax purposes, except to the extent cash is received in lieu of fractional shares.

On the date of the distribution, Motorola, Inc. intends to change its name to Motorola Solutions, Inc. Please refer to the “Note Regarding the Use of Certain Terms” included elsewhere in this Information Statement for a description of how we refer to Motorola, Inc., Motorola Solutions, Inc. and Motorola Mobility in this Information Statement.

We are not asking you for a proxy and you are requested not to send us a proxy.

No vote of Motorola, Inc. stockholders is required in connection with this distribution. You are not required to send us a proxy card. Motorola, Inc. stockholders will not be required to pay any consideration for the shares of Motorola Mobility common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Motorola, Inc. common stock or take any other action in connection with the distribution. From and after the distribution, certificates representing Motorola, Inc. common stock will represent Motorola Solutions, Inc. common stock as a result of Motorola, Inc.’s name change.

All of the outstanding shares of Motorola Mobility’s common stock are currently owned by Motorola, Inc. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock and expect to list under the ticker symbol MMI on the New York Stock Exchange (“NYSE”). Assuming that Motorola Mobility’s common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Motorola Mobility’s common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that the “regular-way” trading of Motorola Mobility’s common stock will begin on the first trading day following the distribution date.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 13 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Motorola Mobility Holdings, Inc. or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is                    , 2010.

This Information Statement was first mailed to Motorola, Inc. stockholders on or about                , 2010.

NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the entities indicated:

“We,” “us,” “our,” “our Company,” “the Company” and “Motorola Mobility” refer to Motorola Mobility Holdings, Inc., the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with the Mobile Devices and Home businesses of Motorola, Inc. and whose shares will be distributed in the distribution. Where appropriate in context, the foregoing terms also include the subsidiaries of this entity.

“Motorola, Inc.” means Motorola, Inc. and on the date of the distribution this entity will change its name to “Motorola Solutions, Inc.”

“Motorola Mobility, Inc.” is the main U.S. wholly owned operating subsidiary of Motorola Mobility Holdings, Inc.

“Motorola Solutions” refers to Motorola, Inc. after it changes its name to Motorola Solutions, Inc., which will be the entity following the distribution holding the remaining assets and liabilities associated with Motorola, Inc.’s enterprise mobility solutions business (“Enterprise Mobility Solutions”) and networks (“Networks”) business. A sale of the majority of the Networks business’s assets to Nokia Siemens Networks is expected to be completed in late 2010 or early 2011 and is subject to customary closing conditions, including regulatory approvals. If the Networks sale is completed prior to the distribution then Motorola Solutions, Inc. will be comprised solely of Enterprise Mobility Solutions.

“Separation” or “separation” refers to the separation of the Mobile Devices and Home businesses from Motorola, Inc. and the creation of an independent, publicly traded company holding the Mobile Devices and Home businesses through a distribution of Motorola Mobility Holdings, Inc. shares to the Motorola, Inc. stockholders as of the record date.

“Distribution” or “distribution” refers to the distribution of all of the shares of Motorola Mobility Holdings, Inc. common stock owned by Motorola, Inc. to stockholders of Motorola, Inc. as of the record date.

“Distribution Date” means the date on which the Distribution occurs.

For reference, acronyms used in this document are defined in the below table.

2G	Second Generation Cellular
3G	Third Generation Cellular
3D-TV	Three Dimensional Television
4G	Fourth Generation Cellular
802.11	Wireless Local Area Network Set of Standards
ARPU	Average Revenue Per User
ASP	Average Selling Price
ATSC	Advanced Television Systems Committee
CAGR	Compound Annual Growth Rate
CD&A	Compensation Discussion and Analysis
CDMA	Code Division Multiple Access
CMTS	Cable Modem Termination System
CPE	Customer Premises Equipment
DGCL	Delaware General Corporation Law
DOCSIS	Data Over Cable Service Interface Specification
DRM	Digital Rights Management
DSL	Digital Subscriber Line
DSU	Deferred Stock Units
DVR	Digital Video Recorder
EMEA	Europe, Middle East and Africa
ESP	Estimated Selling Price
ExSP	Executive Severance Plan
EVDO	Evolution Data Optimized
FASB	Financial Accounting Standards Board
FCC	Federal Communications Commission
FOU	Field of Use
Gbps	Gigabits per second
GSM	Global System for Mobile Communications (cellular telephone standard based on European specifications; ETSI 2nd generation standard)

H.264	Standard for Video Compression
HD	High Definition
HD DVR	High Definition Digital Video Recorder
HDTV	High Definition Television
HSDPA	High Speed Downlink Packet Access
HSUPA	High Speed Uplink Packet Access
HSOPA	High Speed Orthogonal Frequency—Division Multiplexing Packet Access
HSxPA	A generic term referencing either HSDPA, HSUPA, or HSOPA
iDEN	Integrated Digital Enhanced Network
IMS	IMS Research
IRD	Integrated Receiver Decoder
IP	Internet Protocol
IPTV	Internet Protocol Television
IRS	Internal Revenue Service
ITC	International Trade Commission
LRIP	Long-Range Incentive Plan
LTE	Long-Term Evolution
LTI	Long-Term Incentive Compensation
Mbps	Megabits Per Second
MDb	Mobile Devices business
MIP	Motorola, Inc. Incentive Plan
MotoDEV	Motorola Developer Network
MSPP	Motorola Supplemental Pension Plan
MP3	Moving Picture Experts Group Format for Audio Layer 3
MPEG	Moving Picture Experts Group
MPEG-2	A standard developed by MPEG
MPEG-4	A standard developed by MPEG
MVPD	Multichannel Video Programming Distributor
NEO	Named Executive Officer
NFC	Near Field Communication
NYSE	New York Stock Exchange
ODM	Original Design Manufacturer
OLT	Optical Line Terminal
OMA	Open Mobile Alliance
OTT	Over-the-Top
PON	Passive Optical Networks
R&D	Research and Development
RF	Radio Frequency
RSU	Restricted Stock Unit
SAR	Stock Appreciation Right
SD	Standard Definition
SEC	Securities and Exchange Commission
SG&A	Selling, General and Administrative
TPE	Third-Party Evidence of Selling Price
TSR	Total Shareholder Return
TV	Television
UI	User Interface
UK	United Kingdom
U.S.	United States
USPTO	United States Patent and Trademark Office
VIE	Variable Interest Entity
VOD	Video-on-Demand
VSOE	Vendor-Specific Objective Evidence of Selling Price
WiFi	Wireless Fidelity

TRADEMARKS AND SERVICE MARKS

Motorola Mobility Holdings, Inc. and Motorola, Inc. logos and the other trademarks, trade names, and service marks mentioned in this Information Statement are currently the property of, and are used with the permission of, Motorola, Inc. Prior to the Separation, certain logos and other trademarks, trade names and service marks, including “MOTOROLA” and the Stylized M logo, and all derivatives and formatives such as “MOTO,” (“Motorola Marks”) as well as other trademarks used exclusively by Motorola Mobility will be transferred to, and become the property of, Motorola Mobility Holdings, Inc. or its subsidiaries. Motorola, Inc. will retain the exclusive right, pursuant to a trademark license agreement, to use the Motorola Marks on a royalty-free basis for use in connection with its business. Motorola, Inc. will also retain ownership of certain other trademarks used exclusively by Motorola, Inc.

MOTOROLA and the Stylized M Logo are registered in the US Patent & Trademark Office. DROID is a trademark of Lucasfilm Ltd. and its related companies. Used under license. GOOGLE and ANDROID are trademarks of Google Inc. All other product or service names are the property of their respective owners. © 2010, Motorola, Inc. All rights reserved.

INDUSTRY AND MARKET DATA

In this Information Statement, we rely on and refer to information and statistics regarding the wireless mobile device and home industries. We obtained this data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

All industry and statistical information included in this Information Statement, other than information derived from our financial and accounting records, is presented as of August 31, 2010, unless otherwise indicated.

SUMMARY

This summary highlights selected information from this Information Statement relating to Motorola Mobility, Motorola Mobility’s separation from Motorola, Inc. and the distribution of Motorola Mobility common stock by Motorola, Inc. to its stockholders. For a more complete understanding of our businesses and the separation and distribution, you should read this Information Statement carefully.

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement, including the combined financial statements of the Mobile Devices and Home businesses of Motorola, Inc., which comprise the assets and liabilities involved in managing and operating the Mobile Devices and Home businesses of Motorola, Inc., assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution.

Our Business

Motorola Mobility Holdings, Inc. is a provider of innovative technologies, products and services that enable a broad range of mobile and wireline, digital communication, information and entertainment experiences. The Company’s integrated products and platforms deliver rich multimedia content, such as video, voice, messaging and Internet-based applications and services to multiple screens, such as mobile devices, televisions and personal computers (“multi-screens”). Our product portfolio primarily includes mobile devices, wireless accessories, set-top boxes and video distribution systems, and wireline broadband infrastructure products and associated customer premises equipment. We are focused on developing differentiated, innovative products to meet the expanding needs of consumers to communicate, to collaborate and to discover, consume, create and share content at a time and place of their choosing on multiple devices.

Motorola Mobility Holdings, Inc. has the following businesses:

•

The Mobile Devices segment is a provider of mobile devices and related products and services designed to deliver mobile communications, such as voice, messaging, push-to-talk and video, and to deliver mobile Internet access and content, including multimedia, social networking, navigation and other mobile applications. We have a long history of innovation in wireless communications including the development of the world’s first portable cellular phone. Mobile Devices net revenues represented 65% and 66% of Motorola Mobility’s combined net revenues in 2009 and the first half of 2010, respectively.

•

The Home segment is a provider of products and services to cable and wireline telecommunications service providers that enable the delivery of video, voice and data services to consumers. Our product portfolio primarily includes interactive set-top boxes, end-to-end digital video and Internet protocol television (“IPTV”) distribution systems, broadband access infrastructure platforms, and associated data and voice customer premises equipment. Home net revenues represented 35% and 34% of Motorola Mobility’s combined net revenues in 2009 and the first half of 2010, respectively.

Motorola Mobility Holdings, Inc. is a recently formed company organized in 2010 that will, prior to the distribution, receive and hold, through its subsidiaries, all of the assets and liabilities of the Mobile Devices and Home businesses. Motorola Mobility’s headquarters is located at 600 North US Highway 45, Libertyville, Illinois 60048 and its general telephone number is (847) 523-5000.

Later in this Information Statement we describe the Mobile Devices and Home businesses that will be separated from Motorola, Inc. Following the distribution, Motorola Mobility will be an independent, publicly traded company. Motorola, Inc. will change its name to Motorola Solutions, Inc. and will not retain any ownership interest in Motorola Mobility. In connection with the distribution, Motorola Mobility and Motorola, Inc. will enter into a number of agreements that will govern the relationship between Motorola Mobility and Motorola, Inc. following the distribution.

Our business is subject to various risks. For a description of these risks, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

The Separation

Overview

On [—], 2010, the Board of Directors of Motorola, Inc. approved the distribution of all of the shares of common stock of Motorola Mobility Holdings, Inc. (“Motorola Mobility”) owned by Motorola, Inc. Motorola Mobility is a wholly owned subsidiary of Motorola, Inc. that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with the Mobile Devices and Home businesses. Immediately following the distribution, Motorola, Inc. stockholders as of the record date will own 100% of the outstanding shares of common stock of Motorola Mobility.

Motorola Mobility and Motorola Mobility, Inc. have entered into a Master Separation and Distribution Agreement and several other agreements with Motorola, Inc. to effect the separation and distribution and provide a framework for our relationship with Motorola, Inc. after the separation. These agreements provide for the allocation between Motorola Mobility and Motorola, Inc. of Motorola, Inc.’s assets, liabilities and obligations and will govern the relationship between Motorola Mobility and Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc. on the Distribution Date) after the separation (including with respect to employee benefits, intellectual property rights, trademark license and tax matters). Shortly before Motorola Mobility’s separation from Motorola, Inc., Motorola Mobility, Motorola Mobility, Inc. and Motorola, Inc. will also enter into transition services agreements and several commercial agreements which will provide for, among other things, the provision of transition services and cooperation with respect to integrated digital enhanced network (“iDEN”) mobile devices and infrastructure products and services, as well as the ongoing sale and support of various other products and services.

The Motorola, Inc. Board of Directors believes that separating the Mobile Devices and Home businesses from Motorola, Inc.’s other businesses through the distribution is in the best interests of Motorola, Inc. and its stockholders and has concluded that the separation will provide each company with a number of material opportunities and benefits, including the following:

•

Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the industries that it serves and its specific business characteristics, including customers, sales cycles and product life cycles.

•

Management Focus. Allow management of each independent company to concentrate that company’s resources wholly on its particular markets, customers and core business opportunities. Motorola Mobility is uniquely suited to address the convergence of mobility, media and the Internet. This creates an opportunity for new devices, applications and services that deliver common functionality, content and mobility to consumers in their home or on the go. Motorola, Inc. is well positioned to focus on its government and enterprise customers, with a broad portfolio of end-to-end mission- and business-critical enterprise systems, products and related services, and to the extent the sale of its Networks business to Nokia Siemens Networks has not been completed, on its wireless networks and related telecommunication customers.

•

Recruiting and Retaining Employees. Allow each independent company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements reflected in each company’s stock price should be more closely aligned with the performance of its businesses. Such equity-based compensation arrangements should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel at all levels of the organization, including those key employees considered essential to that company’s future success.

•

Access to Capital. Remove the need for the businesses to compete internally for capital. Instead, both companies will have direct access to the capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs.

•

Strategic Flexibility. Provide each independent company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by considerations of the potential impact on the businesses of the other company; and allow each company to effect future acquisitions utilizing common stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its businesses.

•

Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

A discussion of other opportunities and benefits that the Motorola, Inc. Board of Directors considered in approving the separation is included elsewhere in this Information Statement.

The Motorola, Inc. Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the fact that Motorola Mobility has had substantial operating losses in each of the last three years and that Motorola Mobility may not be profitable; potential for increased costs; potential loss of joint purchasing power; potential disruptions to the businesses as a result of the separation; negative consequences from allocating the patent portfolio and other intellectual property rights between the two companies; the potential loss of synergies; potential for the two companies to compete with one another; potential issues arising from the companies sharing the Motorola brand and logo and using the Motorola Marks; limitations placed on Motorola Mobility as a result of the Tax Sharing Agreement and other agreements it is entering into with Motorola, Inc. in connection with the separation and the distribution; risks of being unable to achieve the benefits expected to be achieved by the separation; risk that the plan of separation might not be completed; and both the one-time and ongoing costs of the separation. The Motorola, Inc. Board of Directors concluded that, notwithstanding these potentially negative factors, separation would be in the best interests of Motorola, Inc. and its stockholders. For more information, see the section entitled “The Separation—Reasons for the Separation” included elsewhere in this Information Statement.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For more information, see the sections entitled “The Separation—Conditions to the Distribution” and “Risk Factors—Risks Relating to the Separation” included elsewhere in this Information Statement.

Motorola Mobility Holdings, Inc. is a recently formed company that will, prior to the distribution receive and hold, through its subsidiaries, all of the assets and liabilities of the Mobile Devices and Home businesses. Motorola Mobility’s headquarters is located at 600 North US Highway 45, Libertyville, Illinois 60048 and its general telephone number is (847) 523-5000. We intend to establish an Internet site at http://www.[—].com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement.

Questions and Answers About Motorola Mobility and the Separation

How will the separation of Motorola Mobility be implemented?	The separation will be accomplished through a series of transactions in which the assets, liabilities and operations of the Mobile Devices and Home businesses on a global basis will be transferred to Motorola Mobility or entities that are or will become prior to the distribution subsidiaries of Motorola Mobility and the common stock of Motorola Mobility will be distributed by Motorola, Inc. to its stockholders as of the record date.

Why is the separation of Motorola Mobility structured as a distribution?	Motorola, Inc. believes that a distribution of shares of Motorola Mobility to the Motorola, Inc. stockholders is a tax-efficient way to separate the Mobile Devices and Home businesses from its other businesses in a manner that is intended to enhance long-term value for Motorola, Inc. stockholders.

What will I receive in the distribution?	Each Motorola, Inc. stockholder will receive [—] share of Motorola Mobility common stock for each share of Motorola, Inc. common stock held at the close of business on the record date.

What is the record date for the distribution?	Record ownership will be determined at the close of business on [—], 201[—], which we refer to as the record date.

When will the distribution occur?	We expect that the distribution agent, acting on behalf of Motorola, Inc., will distribute the shares of Motorola Mobility common stock on [—], 201[—], which we refer to as the Distribution Date.

What do stockholders need to do to participate in the distribution?	Nothing, but we urge you to read this document carefully. Stockholders who hold Motorola, Inc. common stock as of the record date will not be required to take any action to receive Motorola Mobility’s common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a vote and we are not requesting you to send us a proxy card. You will not be required to make any payment, surrender or exchange of your shares of Motorola, Inc. common stock or to take any other action to receive your shares of Motorola Mobility common stock.

How will Motorola, Inc. distribute shares of Motorola Mobility common stock?	If you own Motorola, Inc. common stock as of the close of business on the record date, Motorola, Inc., with the assistance of the distribution agent, will electronically issue whole shares of Motorola Mobility common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Motorola Mobility will not issue paper stock certificates. If you are a registered stockholder (meaning you own your stock directly through an account with Motorola, Inc.’s transfer agent, BNY Mellon Shareowner Services (“Mellon” or the “transfer agent”)), Mellon will mail you a book-entry account statement that reflects the number of whole shares of Motorola Mobility you own. If you own your Motorola, Inc. shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the Motorola Mobility shares. On the date of the distribution, Motorola, Inc. intends to change its name to Motorola Solutions, Inc. From and after the distribution, certificates representing Motorola, Inc. common stock will represent Motorola Solutions, Inc. common stock, which at that point will include only the Enterprise Mobility Solutions business and to the extent the sale of Motorola, Inc.’s Networks business to Nokia Siemens Networks has not been completed, the Networks business.

Following the distribution, stockholders whose shares are held at the transfer agent may request that their shares of either Motorola Solutions, Inc. or Motorola Mobility be transferred to a brokerage or other account at any time. You should consult your broker if you wish to transfer your shares.

How will fractional shares be treated in the distribution?	No fractional shares will be distributed in connection with the distribution. Instead, the distribution agent, BNY Mellon Shareowner Services (“Mellon” or the “distribution agent”) will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Motorola, Inc. stockholder who would otherwise have been entitled to receive a fractional share in the distribution. See the section entitled “The Separation—Treatment of Fractional Shares” of this Information Statement for a more detailed explanation.

What are the U.S. federal income tax consequences of the distribution to Motorola, Inc. stockholders?	The distribution is conditioned upon, among other matters, Motorola, Inc.’s receipt of either a ruling by the Internal Revenue Service (“IRS”) or an opinion of counsel to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (“Code”), and such ruling or opinion shall be in form and substance satisfactory to Motorola, Inc., in its sole discretion.

In conjunction with final approval of the distribution by the Motorola, Inc. Board of Directors and prior to the effectiveness of the Form 10 of which this Information Statement is a part, Motorola, Inc. expects to receive an opinion from Wachtell, Lipton, Rosen & Katz that the distribution will so qualify. Accordingly, and so long as the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Motorola Mobility’s common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the tax opinion and the potential U.S. federal income tax consequences to you of the distribution, see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

How will I determine the tax basis I will have in the Motorola Mobility shares I receive in the distribution?	Generally, for U.S. federal income tax purposes, your aggregate basis in the stock you hold in Motorola, Inc. and the new Motorola Mobility shares received in the distribution (including any fractional share interests in Motorola Mobility for which cash is received) will equal the aggregate basis of Motorola, Inc. common stock held by you immediately before the distribution. This aggregate basis should be allocated between your Motorola, Inc. common stock and the Motorola Mobility common stock you receive in the distribution (including any fractional share interests in Motorola Mobility for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Motorola, Inc. shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Does Motorola Mobility plan to pay dividends?	We presently intend to retain future earnings, if any, to finance our business. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by our Company will be made by our Board of Directors from time to time in accordance with applicable law.

What will the relationship between Motorola, Inc. and Motorola Mobility be following the separation?	We have entered into a Master Separation and Distribution Agreement and several other agreements with Motorola, Inc. to effect the separation and distribution, and provide a framework for our relationship with Motorola, Inc. after the separation. These agreements provide for the allocation between Motorola Mobility and Motorola, Inc. of Motorola, Inc.’s assets, liabilities and obligations and will govern the relationships between Motorola Mobility and Motorola, Inc. after the separation (including with respect to employee benefits, intellectual property rights, trademark license and tax matters). Shortly before Motorola Mobility’s separation from Motorola, Inc., Motorola Mobility, Motorola Mobility, Inc. and Motorola, Inc. will also enter into transition services agreements and several commercial agreements which will provide for, among other things, the provision of transition services and cooperation with respect to iDEN mobile devices and infrastructure products and services, as well as the ongoing sale and support of various other products and services. We cannot assure you that these agreements are or will be on terms as favorable to Motorola Mobility or to Motorola, Inc. as agreements with unaffiliated third-parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

What if I want to sell my Motorola, Inc. common stock or my Motorola Mobility common stock?	Neither Motorola, Inc. nor Motorola Mobility makes any recommendations on the purchase, retention or sale of shares of Motorola, Inc. common stock or the Motorola Mobility common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you decide to sell any shares of Motorola, Inc. common stock after the record date, but before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Motorola, Inc. common stock, the Motorola Mobility common stock you will be entitled to receive in the distribution or both. If you sell your Motorola, Inc. common stock prior to the record date or sell your entitlement to receive shares of Motorola Mobility common stock in the distribution on or prior to the Distribution Date, you will not receive any shares of Motorola Mobility common stock in the distribution.

Where will I be able to trade shares of Motorola Mobility common stock?	There is not currently a public market for Motorola Mobility’s common stock. We intend to apply to list Motorola Mobility’s common stock on the New York Stock Exchange (“NYSE”), and expect to list under the ticker symbol “MMI.” We anticipate that trading in shares of Motorola Mobility’s common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the Distribution Date and that “regular-way” trading in shares of Motorola Mobility’s common stock will begin on the first trading day following the Distribution Date. If trading begins on a “when- issued” basis, you may purchase or sell Motorola Mobility’s common stock up to and including through the Distribution Date, but your transaction will not settle until after the Distribution Date. We cannot predict the trading prices for Motorola, Inc.’s or Motorola Mobility’s common stock before, on or after the Distribution Date. For more information regarding “regular-way” trading and “when-issued” trading, see the section entitled “The Separation—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Will the distribution of the common stock of Motorola Mobility affect the market price of my Motorola, Inc. shares?	Yes. As a result of the distribution, the trading price of shares of Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc. on the Distribution Date) common stock immediately following the distribution is expected to change from the trading price immediately prior to the distribution because the trading price will no longer reflect the value of the Mobile Devices and Home businesses. Furthermore, until the market has fully analyzed the value of Motorola, Inc. after the separation of the Mobile Devices and Home businesses, Motorola, Inc. may experience more stock price volatility than usual. It is possible that the combined value of the equity of Motorola Solutions, Inc. and Motorola Mobility after the distribution will be less than the value of the equity of Motorola, Inc. before the distribution.

In addition, Motorola, Inc. announced on September 24, 2010 that it will hold a special meeting of stockholders on November 29, 2010 to seek approval to effect a reverse stock split of Motorola, Inc.’s outstanding and treasury shares of common stock in a ratio of at least 1-for-3 and of up to 1-for-7 shares, to be determined by Motorola, Inc.’s Board of Directors (the “Reverse Stock Split”). If approved by stockholders, the Reverse Stock Split is expected to be implemented immediately following the distribution and is expected to impact the trading price of shares of Motorola, Inc. common stock.

What will happen to the listing of Motorola common stock?

It is expected that, after the distribution of our common stock, Motorola, Inc. common stock will continue to be traded on the NYSE; however, in connection with and on the Distribution Date Motorola, Inc. intends to change its name to Motorola Solutions, Inc. and expects to change its ticker symbol from “MOT” to “MSI” The number of shares of Motorola, Inc. common stock you own will not change solely as a result of the distribution. However, if approved by stockholders the Reverse Stock Split described above is expected to be implemented immediately following the distribution and will change the number of shares of Motorola, Inc. common stock you own. From and after the distribution, certificates theretofore representing Motorola, Inc. common stock will represent Motorola Solutions, Inc. common stock.

Are there risks to owning Motorola Mobility common stock?	Yes. Motorola Mobility’s business is subject to both general and specific risks relating to our business, the separation (including our relationship with Motorola, Inc.) and our operation as an independent, publicly traded company. These risks are described in the section entitled “Risk Factors” included elsewhere in this Information Statement. We encourage you to read that section carefully.

Can Motorola, Inc. decide to cancel the distribution of the common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled “The Separation—Conditions to the Distribution” included elsewhere in this Information Statement. However, Motorola, Inc. has the right to terminate the distribution at any time prior to the Distribution Date, even if all of the conditions are satisfied, if at any time the Board of Directors of Motorola, Inc. determines that the distribution is not in the best interests of Motorola, Inc. and its stockholders.

What is the role of BNY Mellon Shareowner Services (“Mellon”) in the distribution?	Mellon has three roles in the distribution. Mellon currently serves and will continue to serve as Motorola, Inc.’s transfer agent and registrar. Mellon also will serve as the distribution agent in the distribution and will assist Motorola, Inc. in the distribution of the stock of Motorola Mobility to Motorola, Inc. stockholders. In addition, Mellon will serve as Motorola Mobility’s transfer agent and registrar following the distribution.

Where can Motorola, Inc. stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Motorola, Inc.
Investor Relations
1303 East Algonquin Road
Schaumburg, Illinois 60196
Tel: (847) 538-7367
Email: investors@motorola.com

Website: www.Motorola.com/investor

After the separation, if you have any questions relating to Motorola Mobility common stock, you should contact:

Motorola Mobility Holdings, Inc.
Investor Relations
600 North US Highway 45
Libertyville, Illinois 60048
Tel: (847) 523-[—]
Email: [—].com

Website: www.[—].com

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Motorola Mobility Holdings, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 3316
S. Hackensack, NJ 07606
Tel: (888) 647-8889

Summary of the Separation and Distribution

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	Motorola, Inc., a Delaware corporation. After the distribution, Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc. on the Distribution Date) will not own any shares of Motorola Mobility common stock.

Distributed company	Motorola Mobility Holdings, Inc. (referred to in this Information Statement as “Motorola Mobility” or the “Company”), a Delaware corporation, is a wholly owned subsidiary of Motorola, Inc. that was formed in 2010 and that at the time of the distribution will hold, through its subsidiaries, all of the assets and liabilities of the Mobile Devices and Home businesses. After the distribution, Motorola Mobility will be an independent, publicly traded company.

Distributed company structure	Motorola Mobility is a holding company. It owns, directly or indirectly, the shares of a number of subsidiaries operating its global business. The main U.S. operating company is Motorola Mobility, Inc.

Distribution ratio	Each holder of Motorola, Inc. common stock will receive [—] share of Motorola Mobility common stock for each share of Motorola, Inc. common stock held on [—], 201[—], the record date.

Distributed securities	Motorola, Inc. will distribute all of the shares of Motorola Mobility common stock owned by Motorola, Inc., which will be 100% of Motorola Mobility’s common stock outstanding immediately prior to the distribution. Based on the approximately [—] shares of Motorola, Inc. common stock outstanding on [—], 201[—], and applying the distribution ratio of [—] share of Motorola Mobility common stock for each share of Motorola, Inc. common stock, approximately [—] million shares of Motorola Mobility common stock will be distributed to Motorola, Inc. stockholders who hold Motorola, Inc. common stock as of the record date.

Fractional shares

The distribution agent will not distribute any fractional shares of Motorola Mobility common stock to Motorola, Inc. stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” in this Information Statement.

Record date	The record date for the distribution is the close of business on [—], 201[—].

Distribution method	Motorola Mobility common stock will be issued only in book-entry form. No paper stock certificates will be issued.

Distribution date	The Distribution Date is [—], 201[—].

Conditions to the distribution	The distribution of Motorola Mobility common stock is subject to the satisfaction or waiver by Motorola, Inc. of the following conditions, among other conditions described in this Information Statement in “The Separation—Conditions to the Distribution”:

•

the Securities and Exchange Commission (“SEC”) will have declared effective our registration statement on Form 10, of which this Information Statement is a part, with no stop order relating to the registration statement being in effect and the Information Statement will have been mailed to Motorola, Inc.’s stockholders;

•	any required actions and filings under applicable securities laws or blue sky laws will have been taken or made and, where applicable, have become effective or been accepted;

•	the Motorola Mobility common stock will have been accepted for listing on the NYSE, on official notice of issuance;

•

Motorola, Inc. will have received either a ruling by the IRS or an opinion of counsel to the effect that the distribution, together with certain related transactions, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such ruling or opinion will be in form and substance satisfactory to Motorola, Inc. in its sole discretion;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect;

•	any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect; and

•

Motorola, Inc. will have received, in form and substance satisfactory to it, (i) an opinion of counsel, among other things, regarding the appropriateness of the determination by the Motorola, Inc. Board of Directors that Motorola, Inc. has sufficient surplus under Delaware law to permit the distribution, (ii) an opinion from its financial advisors with respect to the ability of Motorola, Inc. and Motorola Mobility to finance their respective operating and capital requirements through a specified date based on conditions in the capital markets as of the date of such opinion, and (iii) certificates from Motorola, Inc. and Motorola Mobility with respect to factual matters required by the advisors to render the opinions referenced in (i) and (ii).

The fulfillment of the foregoing conditions does not create any obligations on Motorola, Inc.’s part to effect the distribution, and the Motorola, Inc. Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the Distribution Date.

Stock exchange listing	We intend to file an application to list our shares of common stock on the NYSE and expect to list under the ticker symbol “MMI”.

Risks relating to ownership of our common stock and the distribution	Your ownership of common stock of Motorola Mobility and the distribution are subject to both general and specific risks and uncertainties relating to our business, the separation (including our relationship with Motorola, Inc.) and our operations as an independent, publicly traded company. You should carefully read the section entitled “Risk Factors” included elsewhere in this Information Statement.

U.S. federal income tax consequences	Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, no gain or loss will be recognized by a stockholder of Motorola Inc., and no amount will be included in the income of a stockholder of Motorola Inc., upon the receipt of shares of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

Selected Financial Data

The combined operating and balance sheet data included in the following selected financial data reflect the combined operations of Motorola Mobility Holdings, Inc. (“Motorola Mobility”) and its subsidiaries. We derived the combined operating data for the years ended December 31, 2009, 2008 and 2007, and the combined balance sheet data as of December 31, 2009 and 2008, as set forth below, from Motorola Mobility’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined operating data for the six months ended July 3, 2010 and July 4, 2009 and the combined balance sheet data as of July 3, 2010 from Motorola Mobility’s unaudited condensed combined financial statements, which are included elsewhere in this Information Statement. We derived the combined operating data for the years ended December 31, 2006 and December 31, 2005, and the combined balance sheet data as of July 4, 2009, December 31, 2007, December 31, 2006 and December 31, 2005, from Motorola Mobility’s underlying financial records, which were derived from the financial records of Motorola, Inc. In management’s opinion, the unaudited condensed combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate the results expected for any future period.

The selected combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

	Six Months Ended		Years Ended December 31,
(Dollars in millions)	July 3, 2010	July 4, 2009	2009	2008	2007	2006	2005
Combined Operating Results
Net revenues	$5,089	$5,668	$11,050	$17,099	$23,373	$31,810	$24,447
Gross margin	1,259	920	2,153	2,819	4,483	7,724	6,093
Operating earnings (loss)	(56)	(811)	(1,211)	(2,040)	(1,131)	2,593	2,258
Net earnings (loss)	(134)	(881)	(1,335)	(2,972)	(648)	1,852	1,576
Net earnings (loss) attributable to Motorola Mobility Holdings, Inc.	(132)	(885)	(1,342)	(2,969)	(656)	1,847	1,571

Combined Balance Sheet Data
Total assets	$5,623	$6,316	$5,858	$7,167	$11,096	$12,736	$9,901

Other Data
Intangible assets amortization expense	$27	$28	$57	$64	$88	$60	$34
Share-based compensation expense	78	84	166	147	157	133	8
Capital expenditures	42	33	67	151	195	183	155
Research and development expenditures	739	821	1,591	2,358	2,550	2,259	1,861

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors generally have been separated into three groups: (1) risks relating to our business, (2) risks relating to the separation, and (3) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company in each of these categories of risks. However, the risks and uncertainties our Company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

We have had substantial operating losses in each of the last three years and may continue to incur losses.

In each of the last three years, Motorola Mobility had substantial operating losses as a result of the financial performance of our Mobile Devices business. We cannot be certain that we will return to profitability in the near-term.

In 2009, the telecommunication and cable industries were impacted by the global reduction in capital and consumer spending and our financial performance could be negatively impacted if capital and consumer spending does not substantially improve.

In 2009, the telecommunications and cable industries were impacted by the global reduction in capital spending and consumer spending. As a result, both industries contracted. Our financial plans anticipate the wireless mobile device market to grow in 2010 and some continued contraction in the cable industry. Our financial performance could be negatively impacted if our expectations for our industries are not correct.

We operate in an extremely competitive environment and our success depends in part on our timely introduction of, and effective investment in, new competitive products, and technologies and services, the failure of which could negatively impact our business.

We operate in an extremely competitive environment and the markets for our products are characterized by rapidly changing technologies, frequent new product introductions, short product life cycles and evolving industry standards. The convergence of the telecommunication, data and media industries which is driven by technological development related to Internet protocol (“IP”) based communications is driving rapid change in our industries. Product life cycles can be short and new products are expensive to develop and bring to market. Our success depends, in substantial part, on the timely and successful introduction of new products, services and upgrades of current products to comply with emerging industry standards and to address competing technological and product developments by our competitors. The research and development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and investment, as well as the accurate anticipation of technology, market trends and customer needs. We may focus our resources on technologies that do not become widely accepted, are not timely released or are not commercially viable. In addition, our products may contain defects or errors that are detected only after deployment. If our products are not competitive or do not work properly, our business could suffer and our financial performance could be negatively impacted.

Our results are subject to risks related to our significant investment in developing and introducing new products and services, such as advanced wireless mobile devices, including smartphones, and products for transmission of telephony and high speed data over hybrid fiber coaxial cable systems. These risks include: (1) difficulties and delays in the development, production, testing and marketing of products, (2) customer acceptance of products, (3) the development of, approval of and compliance with industry standards, (4) the significant amount of resources we must devote to the development of new technologies, and (5) the ability to differentiate our products and compete with other companies in the same markets.

We have several large customers and the loss of, or a significant reduction in revenue from, one or more of these customers could have a negative impact on our business.

During 2009, approximately 17% of our net revenues were from Verizon Communications Inc. (including Verizon Wireless) (“Verizon”) and approximately 13% of our net revenues were from Sprint Nextel Corporation (“Sprint Nextel”). In 2009, Verizon was the single largest customer of both of our businesses. It may be difficult to replace or find new large customers, especially in the U.S. where there are a limited numbers of carriers. If any significant customer, particularly Verizon or Sprint Nextel or other large customers, such as Comcast, stopped doing business with us, or significantly reduced the level of business they do with us, it could impact our ability to service other customers using similar technology and our financial results could be negatively impacted.

Our contracts with wireless carriers do not provide for long-term guaranteed volumes of purchases or exclusivity and are cancellable by our customers with little, if any, notice. Our financial results could be negatively impacted as a result of doing business with wireless carriers under these types of arrangements.

We sell substantially all of our handsets to wireless carriers. Currently, we do not have long-term exclusivity arrangements with our customers or commitments by them to purchase guaranteed volumes. Moreover, our customers can cancel orders or contracts with us with little, if any, notice. Some of our current competitors have more favorable contractual arrangements with some wireless carriers, including exclusivity arrangements. These more favorable contractual arrangements have given our competitors competitive advantages. Our financial results could be negatively impacted as a result of doing business with wireless carriers under these types of arrangements.

We have lost significant market share in our Mobile Devices business and such loss has negatively impacted our performance and could continue to negatively impact our financial results.

Our share of the worldwide wireless mobile device market has declined significantly in the last several years. While we reduced our costs during this period of time, our significantly lower sales volume and the resulting market share declines have had a negative impact on our financial results. Although our primary focus is profitable growth, if our global market share of smartphone shipments does not increase, our strategy to return our Mobile Devices business to profitability could be negatively impacted.

If our current product strategy and operating system strategy are not successful, our Mobile Devices business could be negatively impacted.

Our current strategy is to concentrate our mobile devices portfolio on smartphones and to use third-party and/or open-source operating systems and associated application ecosystems, predominantly the Google™ Android operating system (a royalty-free open-source platform) and marketplace, in our wireless products. As a result, we are dependent on third-parties’ continued development of operating systems, software application ecosystem infrastructures and such third-parties’ approval of our implementations of their operating system and associated applications. If we had to change our strategy, our financial results could be negatively impacted because a resulting shift away from using Android and the associated applications ecosystem could be costly and difficult. A strategy shift could increase the burden of development on Motorola Mobility and potentially create a gap in our portfolio for a period of time, which could competitively disadvantage Motorola Mobility.

We are at risk if Android-based smartphones do not remain competitive in the marketplace. Even if Android-based smartphones remain competitive, the Android operating system is an open-source platform and many other companies sell competing Android-based smartphones. If the Android-based smartphones of our competitors are more successful than ours, our financial results could be negatively impacted. It is also critical to the success of the Android operating system that third-party developers continue to develop and offer applications for this operating system that are competitive with applications developed for other operating systems. From an overall risk perspective, the industry is currently engaged in an extremely competitive phase with respect to operating system platforms, applications and software generally. If Android does not to continue to gain operator and/or developer adoption, or any updated versions or new releases of Google’s Android operating system or applications are not made available to Motorola Mobility in a timely fashion, Motorola Mobility could be competitively disadvantaged and Motorola Mobility’s financial results could be negatively impacted.

As part of our ongoing effort to improve the product portfolio of our Mobile Devices business, we also have been rationalizing our hardware platforms to reduce the complexity of our product platforms and system architecture. This allows us to lower our costs to develop and produce mobile devices and to enable richer consumer experiences. Failure to continue to execute on these rationalization plans in a timely and effective manner could cause us to be competitively disadvantaged in many areas, including but not limited to, cost, time-to-market and the ability to ramp-up production in a timely fashion with acceptable quality and improved/additional features.

We have identified priority markets as we introduce our new smartphone products and rebuild our business and our Mobile Devices business could be negatively impacted if we are not successful in these priority markets or are unable to succeed in other markets.

Our current priority markets for our new smartphones are North America and China, followed by Western Europe, Latin America and other parts of Asia. Our ability to rebuild our business so that we can expand into more markets and achieve the scale we need to be profitable is highly dependent on our initial success in North America and China. While North America has traditionally been our strongest market and we have been successful in China, we face intense competition in both markets, and there can be no assurance that we can achieve the levels of sales and profitability in these markets that we will need to continue to rebuild our business and expand our markets.

Our future financial results may be negatively impacted if we do not execute on our Original Design Manufacturer (“ODM”) strategy of delivering low- to mid-tier voice-centric products.

We rely on ODMs to develop and manufacture our low- to mid-tier voice-centric mobile products. However, customer demand for these products in these locations could exceed the ODMs’ development capabilities, manufacturing capacity and/or material availability which could negatively impact our operating results. A significant quality issue could disrupt plans to launch products into these markets and result in cancelled orders and missed sales opportunities. In addition, commercial terms with our ODMs could be less favorable on future devices making these products more expensive to produce and, consequently, less competitive in these markets, negatively impacting our sales and operating results.

The effects of Federal Communications Commission (“FCC”) regulations requiring separation of security functionality from set-top boxes could negatively impact our sales of set-top boxes to cable providers.

Historically, reception of digital television (“TV”) programming from a cable broadband network required a set-top box with security technology. Traditionally, cable service providers leased their set-top boxes to their customers. This security technology limited the availability of set-top boxes to those manufactured by a few cable network manufacturers, including Motorola Mobility. In 2007, FCC regulations requiring separation of security functionality from set-top boxes became effective. This has increased competition for sales of set-top boxes to cable operators and enabled retail distribution of set-top boxes. Moreover, it also enabled retail distribution of televisions with other video devices capable of accessing encrypted cable programming. Several major cable operators are working to support full two-way security interface architecture that allows retail customers access to all programming available on a cable operator’s network without the need for a set-top box. In addition, a few television and video device manufacturers have begun shipping or are developing such devices. If either of these strategies achieve a meaningful volume of sales it could negatively impact Motorola Mobility’s sales of set-top boxes.

The AllVid/Smart Video Notice of Inquiry currently in process by the FCC is exploring standardization of interfaces, protocols and operations related to set-top boxes and gateways. While the process is in its infancy and no decisions have been made, future rules adopting some or all of the proposed standards could negatively impact our set-top box business.

We have taken significant cost-reduction actions, which may expose us to additional production risk and could have a negative impact on our sales, profitability and ability to attract and retain employees.

We have been reducing costs and simplifying our product portfolios in our businesses, with sizable reductions in our Mobile Devices business. We have discontinued product lines, consolidated manufacturing operations, increased reliance on third-parties, reduced our employee population and changed our compensation and benefits programs.

The impact of these cost-reduction actions on our sales and profitability may be influenced by many factors, including, but not limited to: (1) our ability to successfully complete these ongoing efforts, (2) our ability to generate the remaining level of cost savings we expect, (3) delays in implementing anticipated workforce reductions in highly regulated locations outside the U.S., particularly in Europe, (4) decline in employee morale and the potential inability to meet operational targets due to the loss of employees, (5) our ability to retain or recruit key employees, (6) the adequacy of our manufacturing capacity, including capacity provided by third-parties, (7) the performance of other parties under contract manufacturing arrangements on which we rely for the manufacture of certain products, parts and components, and (8) possible litigation or other third-party intervention.

Our business has consolidated or exited certain facilities and our products are manufactured in fewer facilities than in the past. While we have business continuity and risk management plans in place in case capacity is significantly reduced or eliminated at a given facility, the reduced number of alternative facilities could cause the duration of any manufacturing disruption to be longer or more severe. As a result, we could have difficulties fulfilling our orders and our sales and profits could decline.

We face many risks relating to intellectual property rights.

Our business could be harmed if: (1) we, our customers and/or our suppliers are found to have infringed intellectual property rights of third-parties, (2) the intellectual property indemnities in our supplier agreements are inadequate to cover damages and losses we suffer due to infringement of third-party intellectual property rights by our suppliers’ products, (3) we are required to indemnify our customers for significant amounts under agreements providing for intellectual property indemnities that have been entered into with some of our customers, (4) our intellectual property protection is inadequate to protect our proprietary rights, (5) the indemnity rights passed through by our customers are insufficient, or (6) our competitors negotiate significantly more favorable terms for licensed intellectual property. We may be harmed if we are forced to make publicly available, under the relevant open-source licenses, certain internally developed software related intellectual property as a result of either our use of open-source software code or the use of third-party software that contains open-source code. Our intellectual property protection could be limited due to the use of such open-source software code in our products.

Intellectual Property Infringement Risks

Because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third-parties. Third-parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our customers and suppliers. These assertions against us and our customers and suppliers have become more frequent as the complexity of our products and the intensity of competition in our industry has increased. Increasingly, many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing based revenue from product manufacturing companies. The patent holders often make broad and sweeping claims regarding the applicability of their patents to our products and the products of our customers and suppliers, seeking a percentage of sales or a percentage of downstream customer revenues as license fees, or seeking injunctions to pressure us, our customers and suppliers into taking a license, or a combination thereof. Defending claims, including pursuant to indemnity obligations, may be expensive and divert the time and efforts of our management and employees. Increasingly, third-parties have sought broad injunctive relief by filing claims in the International Trade Commission (“ITC”) which could limit our ability to sell our products in the U.S. or elsewhere if our products or those of our customers or suppliers are found to infringe the intellectual property subject to the claims. If we do not succeed in such litigation, we could be required to expend significant resources to pay damages, to develop non-infringing products or to obtain licenses to the intellectual property that is the subject of such litigation, each of which could have a negative impact on our financial results. We cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms. In some cases, we might be forced to stop delivering certain products if we or our customers or suppliers are subject to a final injunction.

Intellectual Property Indemnity Risks

We attempt to negotiate favorable intellectual property indemnities with our suppliers for infringement by their products of third-party intellectual property rights. However, certain suppliers require us to provide intellectual property infringement indemnification or provide limited or no intellectual property infringement indemnities to us in existing contracts. There is no assurance that we will be successful in our future negotiations, that a supplier’s indemnity will cover all damages and losses suffered by us and our customers due to any infringing products, or that a supplier may choose to accept a license or modify or replace its products with non-infringing products which would otherwise mitigate such damages and losses. Further, we may not be able to participate in intellectual property litigation involving a supplier and may not be able to influence any ultimate resolution or outcome that could negatively impact our sales if a court enters an injunction against the supplier’s products or if the ITC issues an exclusionary order that blocks our products from importation into the U.S. that contain their components or software. As our volumes of Android-based smartphones increase, we could be affected if a third-party successfully asserted an intellectual property infringement claim against our supplier, Google, and the supply of Android software for our products were limited or foreclosed.

In addition, our customers increasingly demand that we indemnify them broadly from damages and losses resulting from intellectual property litigation against them relating to our products. Customers may also demand third-party content without providing sufficient pass-through indemnities. Because our customers often derive much larger revenue streams by reselling or leasing our products than we generate from the sale of our products to them, these indemnity claims by our customers have the potential to expose us to damages that are much higher than we would be exposed to if we were sued directly.

Intellectual Property Protection Risks

Our patent and other intellectual property rights are important competitive tools that we use to generate income under license agreements or to give us a competitive advantage over our competitors. We regard our intellectual property as proprietary and attempt to protect it with patents, copyrights, trademarks, trade secret laws, confidentiality agreements and other methods. We also generally restrict access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third-party to obtain and use our proprietary information or develop similar technology independently. In the course of litigation, courts may also invalidate our intellectual property rights. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Unauthorized use of our intellectual property rights by third-parties and the cost of any litigation necessary to enforce our intellectual property rights could have a negative impact on our business.

Intellectual Property Competition Risks

As we expand our business, including through acquisitions, and compete with new competitors in new markets, the breadth and strength of our intellectual property portfolio in those new areas may not be as developed as in our longer standing businesses. This may expose us to a heightened risk of litigation and other challenges from competitors in these new markets. Further, competitors may be able to negotiate significantly more favorable terms for licensed intellectual property than we are able to, which would put them at a competitive advantage.

Intellectual Property Separation Risks

As a business segment of Motorola, Inc., we are the beneficiary of certain of Motorola, Inc.’s intellectual property licensing arrangements with respect to technology incorporated in our products and used to operate our businesses, including cross-licensing arrangements with leading telecommunications equipment companies, various royalty bearing license agreements, and other licensing agreements entered into with third-parties. Some of these agreements are assignable unilaterally by Motorola, Inc., while the assignment of others may be subject to consent or other conditions. We expect to seek assignments of some of these agreements, as well as to enter into our own agreements and arrangements with certain third-parties, with respect to intellectual property and technology that is important to our business and that was previously licensed through Motorola, Inc. It is possible that some third-parties may use the requirement of a consent or a new agreement to seek to obtain more favorable contractual terms or refuse to enter into a new arrangement. In addition, there may be third-parties who have refrained from asserting intellectual property infringement claims against our products while we were a business segment of Motorola, Inc. that elect to pursue such claims against us after our separation from Motorola, Inc. Failure to retain or secure licenses on terms and conditions as favorable as those secured by our competitors or those we have enjoyed while part of Motorola, Inc. could put us at a competitive disadvantage.

Motorola Mobility’s reliance on marks owned by third-parties presents additional business risks.

Motorola, Inc. has licensed, or has otherwise obtained the rights from third-parties to use, certain trademarks in connection with our products, including ANDROID™, DROID™ and CLIQ™. Such third-party ownership rights may be challenged by other third-parties. In the event that such third-party licensor is successfully challenged, our continued use of such trademarks could result in an injunction barring the sale of our products, and if such third-party licensor refuses or fails to indemnify the Company, we could be liable for payment of damages resulting from trademark infringement, thereby disrupting our continued and/or long-term use of such trademarks. We are aware that ANDROID is currently the subject of a trademark infringement lawsuit between Google and Android Data Corporation, and that the latter’s ANDROID DATA registration has initially been cited by the United States Patent and Trademark Office (“USPTO”) against the owner of the pending application for DROID.

The occurrence or perception of a breach of our security or privacy policies, or inappropriate disclosure of end-user confidential or personal information could harm our business.

MOTOBLUR™ , our service platform, handles the transmission of personally identifiable and other confidential information and data from end-users (“User Information”), and as such, provides the Company with access to such User Information. In addition, information stored in our smartphone products is subject to virus and security attacks related to the wireless transmission of data. In the event that the security measures implemented by us, our customers or our third-party service providers are breached, or if there is an inappropriate disclosure of User Information, including as a result of a security breach relating to either MOTOBLUR™ or our smartphones, we could be exposed to litigation or regulatory action, which may result in significant liability or other sanctions. Even if we are not held liable, a security breach or inappropriate disclosure of User Information could harm our reputation, and even the perception of security vulnerabilities or risks associated with our products could lead some customers to reduce or delay future purchases, or to purchase competing products or services. In addition, we may be required to invest additional resources to protect the Company against these actual or perceived disruptions or security breaches in the future.

The collection, storage, transmission, use and distribution of User Information and other personally identifiable information could give rise to liabilities or additional costs as a result of laws, governmental regulations or carrier and other customer requirements or differing views of personal privacy rights.

We collect, store and transmit large volumes of data, including User Information and other personally identifiable information, including employee and consumer information, in the course of supporting our internal operating systems and procedures as well as our MOTOBLUR service and smartphone products and related services. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. Governmental regulations are typically intended to protect the privacy and security of such User Information and other personally identifiable information as well as to regulate the collection, storage, transmission, transfer, use and distribution of such information.

We could be adversely affected if domestic or international legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. If we are required to allocate significant resources to modify our internal operating systems and procedures as well as our MOTOBLUR service or smartphones to enable enhanced security of User Information that we transmit and store, our business results could be adversely affected.

In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of User Information and other personally identifiable information, we may face requirements that pose compliance challenges in new international markets that we seek to enter. Such variation could subject us to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

Our wireless carrier or other customers may have differing expectations or impose particular requirements for the collection, storage, processing and transmittal of User Information and other personally identifiable information in connection with our MOTOBLUR service, or smartphone product and service offerings. Such expectations or requirements could subject us to costs, liabilities or negative publicity, and limit our future growth. If we are required to allocate significant resources to modify our MOTOBLUR service or smartphone product and service offerings to meet such requirements, we may incur additional costs to meet such requirements, and our time-to-market with various product and service offerings could be negatively affected.

Our customers, suppliers, employees and facilities are located throughout the world and, as a result, we face risks that other non-global companies may not face.

Our customers and suppliers are located throughout the world and in 2009 approximately 42% of our Mobile Devices business sales and 29% of our Home business sales were made to customers outside the U.S. In addition, we have many manufacturing, research and development, administrative and sales facilities outside the U.S. and more than half of our employees are employed outside the U.S. Most of our suppliers’ operations are outside the U.S. and all of our products (other than some prototypes) are manufactured outside the U.S.

As with all companies that have sizeable sales and operations outside the U.S., we are exposed to risks that could negatively impact sales or profitability, including but not limited to: (1) import/export regulations, tariffs, trade barriers and trade disputes, customs classifications and certifications, including but not limited to changes in classifications or errors or omissions related to such classifications and certifications, (2) patent infringement actions in the ITC, (3) changes in U.S. and non-U.S. rules related to trade, the environment, health and safety, technical standards and consumer protection, (4) longer payment cycles, (5) tax issues, such as tax law changes, variations in tax laws from country to country and as compared to the U.S., obligations under tax incentive agreements, and difficulties in repatriating cash generated or held abroad in a tax-efficient manner, (6) currency fluctuations, particularly in the Chinese renminbi, euro, Brazilian real, Taiwan dollar, and Korean won which could negatively impact our revenues and profits, (7) foreign exchange regulations, which may limit Motorola Mobility’s ability to convert or repatriate foreign currency, (8) challenges in collecting accounts receivable, (9) cultural and language differences, (10) employment regulations and local labor conditions, (11) difficulties protecting intellectual property in foreign countries, (12) instability in economic or political conditions, including inflation, recession and actual or anticipated military or political conflicts, including war and other hostilities, (13) natural disasters, (14) public health issues or outbreaks, (15) changes in laws or regulations that negatively impact benefits, such as tax benefits, being received by Motorola Mobility, (16) the impact of each of the foregoing on our outsourcing and procurement arrangements, and (17) litigation in foreign judicial systems and foreign administrative proceedings.

We also face additional challenges in emerging markets, including creating demand for our products and the negative impact of changes in the law or interpretation of the law in those countries.

We also are subject to risks that our operations outside the U.S. could be conducted by our employees, contractors, service providers, representatives or agents in ways that violate the Foreign Corrupt Practices Act or other similar anti-bribery laws. While we have polices and procedures to comply with these laws, our employees, contractors, service providers, representatives and agents may take actions that violate our policies. Any such violations could have a negative impact on our business. Moreover, we face additional risks that our anti-bribery policy and procedures may be violated by third-party sales representatives or other agents that help sell our products or provide other services, because such representatives or agents are not our employees and it may be more difficult to oversee their conduct.

Our products are manufactured outside the U.S., primarily in China, Taiwan and Brazil, and our performance could be negatively impacted if manufacturing is disrupted or as a result of unique risks of doing business in these countries.

Our products are manufactured outside the U.S. primarily in China, Taiwan and Brazil. If our manufacturing in these regions is disrupted, our overall capacity could be significantly reduced and sales or profitability could be negatively impacted. Furthermore, the legal systems in these countries are still developing and we face risks related to the negative impact of changes in the laws, or the interpretation of the laws, in these countries. In China and elsewhere, we face risks that our proprietary information may not be afforded the same protection under law as it is in countries with well-developed intellectual property laws similar to those in the U.S. Also in China, certain China-based competitors are acquiring very large portfolios of Chinese patents and may use those patents to interfere with our China-based manufacturing operations.

In Brazil, we face additional risks related to that country’s complex tax, labor, trade compliance and consumer protection laws and regulations. In Brazil, we manufacture and sell products and employ over 1,000 people. In connection with those activities we have had and continue to have legal disputes and controversies, including labor, trade compliance, tax controversies and legal cases that take many years to resolve. We incur legal and other costs in managing and defending these matters and expect to continue to incur such costs. Based on our assessment of these cases, we have recorded reserves on only a small portion of the total potential exposure, and/or in court cases, we have had to deposit cash in escrow accounts or provide surety bonds or letters of credit in some of the matters. It is, however, very difficult to predict the outcome of legal disputes and controversies, including litigation in Brazil, and our ultimate exposure may be significantly greater than our current assessments. Our operations in Brazil could be negatively impacted if we are deemed to be in violation of laws or regulations and we may be subject to substantial fines, taxes, judgments and litigation costs. We also face additional challenges in Brazil due to frequent changes in laws that may impact our operations and market strategy.

If the quality of our products does not meet our customers’ expectations or our products are found to be defective, then our sales and operating earnings, and ultimately our reputation, could be negatively impacted.

The products we sell may have quality issues resulting from the design or manufacture of the product, or from the software used in the product. Sometimes, these issues may be caused by components we purchase from other manufacturers or suppliers. Often these issues are identified prior to the shipment of the products and may cause delays in shipping products to customers, or even the cancellation of orders by customers. Sometimes, we discover quality issues in the products after they have been shipped to our customers, distributors or end-users, requiring us to resolve such issues in a manner that is the least disruptive to our customers. Such pre-shipment and post-shipment quality issues can have legal and financial ramifications, including delays in the recognition of revenue, loss of revenue or future orders, customer imposed penalties for failure to meet our contractual requirements, penalties from regulatory agencies, increased costs associated with repairing or replacing products, a negative impact on our goodwill and brand name reputation, warranty claims and litigation, including class action litigation.

In some cases, if the quality issue affects the product’s safety or regulatory compliance, then such a “defective” product may need to be recalled or be subject to other actions in the field. Depending on the nature of the defect and the number of products in the field, it could cause us to incur substantial recall or field action costs, in addition to the costs associated with the potential loss of future orders and the damage to our goodwill or brand reputation. In addition, we may be required, under certain customer contracts, to pay damages for failed performance that might exceed the revenue that we receive from the contracts. Recalls involving regulatory agencies could also result in fines and additional costs and trigger indemnification obligations. Finally, product defects could result in third-party litigation, including class action litigation by persons alleging common harm resulting from the purchase of the products.

If the volume of our sales decreases or does not reach projected targets, we could face increased materials and manufacturing costs that could make our products less competitive, which could negatively impact our financial results.

We have negotiated favorable pricing terms with many of our suppliers, some of which have volume-based pricing. Under such pricing arrangements, we may experience higher than anticipated costs if current volume-based purchase projections are not met. Some contracts have minimum purchase commitments and we may incur financial liabilities or price increases if these commitments are not met. We also may have unused production capacity if our current volume projections are not met, increasing our production cost per unit. In the future, as we establish new pricing terms, our volume demand could negatively impact future pricing from suppliers. All of these outcomes may result in our products being more costly per unit to manufacture and therefore less competitive or could negatively impact our financial results.

Failure to meet supply demands could negatively impact our relationship with customers and results of operations.

A failure to meet the supply demands of our customers can lead customers to drop or otherwise restrict our products from promotions and key product placements. This could negatively impact our relationship with customers and our financial results.

Our future operating results depend on our ability to purchase a sufficient amount of materials, parts and components to meet the demands of our customers and any reduction or interruption in supplies or significant increase in the price of supplies could have a negative impact on our business.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Due to increased demand for products, many electronic manufacturers are experiencing shortages for certain components. In the second half of this year, if demand for our products increases from our current expectations, we could experience shortages. We have experienced shortages in the past driven by raw material availability, manufacturing capacity, labor shortages, industry allocations, natural disasters and significant changes in the financial or business conditions of our suppliers that have negatively impacted our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurance that we will not encounter shortages in the future or that such shortages will not negatively impact our operations.

Furthermore, certain of our components are available only from a single source or limited sources, such as certain specialized components for our smartphones and set-top boxes. We may not be able to diversify sources in a timely manner. A reduction or interruption in supplies or significant increase in the price of supplies could have a negative impact on our business. In addition, our current contractual arrangements with certain suppliers may be cancelled, breached or not extended by such suppliers and therefore not afford the Company with sufficient protection against a reduction or interruption in supplies.

Many of our components and products are designed or manufactured by third-parties. If third-party manufacturers lack sufficient quality control or if there are significant changes in the financial or business condition of such third-party manufacturers, it could have a negative impact on our business.

We rely on third-party manufacturers to manufacture many of our assemblies and finished products. If we are not able to engage such manufacturers with the capabilities or capacities required by our business, or if such third-parties lack sufficient quality control or if there are significant changes in the financial or business condition of such third-parties, it could have a negative impact on our business. We also have third-party arrangements for the design or manufacture of certain products, parts and components, including batteries. If we are not able to engage such parties with the capabilities or capacities required by our business, or if these third-parties fail to deliver quality products, parts and components on time and at reasonable prices, we could have difficulties fulfilling our orders and that could have a negative impact on our sales and results of operations.

Failure of our suppliers, business partners and customers to use acceptable ethical business practices could negatively impact our business.

It is our policy to require our suppliers, business partners and customers to operate in compliance with applicable laws, rules and regulations and our code of business conduct regarding working conditions, employment practices, environmental compliance and trademark and copyright licensing. However, we do not control their labor and other business practices. If one of our suppliers violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated and our reputation could be damaged. If one of our suppliers fails to procure necessary license rights to trademarks, copyrights or patents owned by third-parties, legal action could be taken against us that could impact the salability of our products and expose us to financial obligations to third-parties. Any of these events could have a negative impact on our sales and results of operations.

Our success is dependent, in part, upon our ability to form successful strategic alliances. If these arrangements do not develop as expected, our business could be negatively impacted.

We currently form alliances with industry leaders to meet customer product and service requirements and to develop innovative advances in design and technology. Some of our alliances allow us to supplement internal manufacturing capacity and share the cost of developing next-generation technologies. Other alliances allow us to offer more services and features to our customers. If such arrangements do not develop as expected, our business could be negatively impacted.

We rely on third-party distributors, representatives and retailers to sell certain of our products and our ability to bring products to market may be adversely affected by the loss or failure of one or more of our distributors.

In addition to our own sales force, we offer our products through a variety of third-party distributors, representatives and retailers. Certain of our distributors, representatives or retailers may also market other products that compete with our products. The loss or termination of one or more of our distributors, representatives or retailers, the failure of one or more of our distributors or representatives to effectively promote our products, or changes in the financial or business condition of these distributors or representatives could affect our ability to bring products to market.

Our future financial results could be negatively impacted if we are not successful in licensing our intellectual property.

As part of our business strategy we generate revenue through the licensing of intellectual property rights. The licensed rights include those that are essential to telecommunications standards, such as the global system for mobile communications (“GSM”), third generation cellular (“3G”) and fourth generation cellular (“4G”) standards. Previously agreed-upon terms of some of our long-standing license agreements have reduced our royalty revenue over the past several years and may continue to reduce that revenue. As an independent legal entity we may no longer receive certain licensing revenue that was allocated to us when we were part of Motorola, Inc. or if we do receive such revenue the accounting treatment of that revenue may be different than it was when we were part of Motorola, Inc. Uncertainty in the legal environment makes it difficult to assure that we will be able to enter into new license agreements that will be sufficient to offset that reduction in our revenue.

Copyright levies in numerous countries for the sale of products could negatively impact our business.

Motorola Mobility faces the possibility of substantial copyright levies from collecting societies in numerous countries for the sale of products that might be used for the private copying of copyright protected works such as mobile phones, memory cards and set-top boxes. The collecting societies argue that such levies should apply to such products because they include audio/video recording functionality, such as a Moving Picture Experts Group Format for Audio Layer 3 (“MP3”) player or a digital video recorder (“DVR”) or storage capability, despite the fact that such products are not primarily intended to act as a recording device. We are currently working with other major companies who are subject to copyright levies to challenge the applicability of these levies to our products, and are also engaged in aggressive efforts against the levies in general in the European Union. However, if levies are imposed upon our products, our financial results could be negatively impacted.

Industry consolidation in the telecommunications and cable industries could negatively impact our business because there would be fewer network operators and it could be more difficult to replace any lost customers.

The telecommunications and cable industries have experienced consolidation to gain efficiencies and economics of scale and this trend may continue. The convergence of video, voice and data service offerings may cause network operators to further consolidate across wireline, wireless and satellite delivery platforms. Consolidation by or among our customers could result in delays of purchases or in the selection of new suppliers by the merged companies, and negatively impact equipment suppliers, including our business. Due to continuing concentration within the cable industry worldwide, a small number of operators own a majority of cable TV systems and account for a significant portion of the capital spending made by cable telecommunication systems operators. Customer concentration has resulted in a smaller number of telecommunications customers making it more difficult to diversify our customer base.

The uncertainty of current economic and political conditions makes budgeting and forecasting difficult and could reduce demand for our products.

Current conditions in the domestic and world economies remain very uncertain. The global financial crisis, U.S. unemployment levels and ongoing political conflicts in the Middle East and elsewhere have created many economic and political uncertainties that have impacted worldwide markets. As a result, it is difficult to estimate changes in various parts of the world economy, including the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of demand for our products, the prevailing economic uncertainties render estimates of future income and expenditures difficult.

The potential for future terrorist attacks, increased global conflicts and the escalation of existing conflicts and public health issues have created worldwide uncertainties that have negatively impacted, and could continue to negatively impact, demand for certain of our products.

Changes in our operations or sales outside the U.S. markets could result in lost benefits in impacted countries and increase our cost of doing business.

Motorola, Inc. has entered into agreements, and we may enter into new agreements from time to time, with non-U.S. governments, agencies or similar organizations under which we have received or may receive certain benefits relating to our operations and/or sales in the jurisdiction. If our circumstances change and operations or sales are not at levels originally anticipated, we could be at risk of losing some or all of these benefits and increasing our cost of doing business. In addition, certain of the benefits we enjoyed while part of Motorola, Inc. and its subsidiaries may no longer be available to us as an independent company.

We may not generate sufficient future taxable income, which could require additional deferred tax asset valuation allowances.

If we are unable to generate sufficient future taxable income in certain non-U.S. jurisdictions, or if there are significant changes in tax laws or in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets resulting in an increase in our effective tax rate and a negative impact on future operating results.

The outcome of currently ongoing and future examinations of our income tax returns by the IRS and other tax authorities could impact our financial results.

We are subject to continued examination of the income tax returns filed by certain of our subsidiaries by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuing examinations will not have a negative impact on future operating results.

We may be required to record additional goodwill or other long-lived asset impairment charges, which could result in additional significant charges to earnings.

Under generally accepted accounting principles, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered in assessing whether goodwill or intangible assets may not be recoverable include a decline in our stock price or market capitalization, reduced estimates of future cash flows and slower growth rates in our industry.

While part of Motorola, Inc., our businesses have incurred goodwill impairments and asset impairments. The goodwill impairment charges resulted from lower asset values in the overall market and the impact of the macroeconomic environment on our near-term forecasts. The intangible asset impairments resulted from a change in a technology platform strategy. Further declines in our stock price or reductions in our future cash flow estimates and future operating results may require us to record significant additional goodwill or other long-lived asset impairment charges in our financial statements in future periods, which could negatively impact our financial results.

We may make strategic acquisitions of other companies or businesses and these acquisitions would introduce significant risks and uncertainties, including risks related to integrating the acquired businesses and achieving benefits from the acquisitions.

In order to position ourselves to take advantage of growth opportunities, we may make strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include: (1) the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner, (2) the challenges in achieving strategic objectives, cost savings and other anticipated benefits from acquisitions, (3) the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets, (4) the potential loss of key employees of the acquired businesses, (5) the risk of diverting the attention of senior management from our operations, (6) the risks of entering new markets in which we have limited experience, (7) risks associated with integrating financial reporting and internal control systems, (8) difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses, and (9) future impairments of goodwill of an acquired business.

Acquisition candidates in the industries in which we participate may carry higher relative valuations (based on their earnings) than we do. This is particularly evident in software and services businesses. Acquiring a business that has a higher relative valuation than Motorola Mobility may be dilutive to our earnings, especially if the acquired business has little or no revenue. In addition, we may not pursue opportunities that are highly dilutive to near-term earnings and have, in the past, foregone certain of these acquisition opportunities.

Key employees of acquired businesses may receive substantial value in connection with a transaction in the form of change in control payments, acceleration of stock options and the lifting of restrictions on other equity- based compensation rights. To retain such employees and integrate the acquired business, we may offer additional retention incentives, but it could still be costly and difficult to retain certain key employees.

It may be difficult for us to recruit and retain the types of engineers and other highly skilled employees that are necessary to remain competitive.

Competition for key technical personnel in high technology industries is intense. We believe that our future success depends in large part on our continued ability to hire, assimilate, retain and leverage the skills of qualified engineers and other highly skilled personnel. We may not be as successful as our competitors at recruiting, assimilating, retaining and utilizing these highly skilled personnel. We may have more difficulty attracting or retaining highly skilled personnel during periods of poor operating performance.

Our success depends in part upon our ability to attract, retain and prepare succession plans for senior management and key employees.

The performance of our senior management and other key employees, in particular our chief executive officer, Dr. Jha, is critical to our success. If we are unable to retain talented, highly qualified senior management and other key employees or attract them when needed, it could negatively impact Motorola Mobility. We rely on the experience of our senior management, who have specific knowledge relating to us and our industry that is difficult to replace and competition for management with experience in the technology industry is intense. A loss of the chief executive officer, a member of senior management or a key employee, particularly to a competitor, could also place us at a competitive disadvantage. Further, if we fail to adequately plan for the succession of our chief executive officer, senior management and other key employees, our business could be negatively impacted by their loss. The separation may also heighten risk related to the organizational structure of a newly independent company if certain subject matter experts or employees with specialized skills who may currently be shared with Motorola, Inc. will stay with Motorola, Inc. and have to be replaced at Motorola Mobility.

The unfavorable outcome of any pending or future litigation or administrative action could negatively impact Motorola Mobility.

Our financial results could be negatively impacted by unfavorable outcomes to any pending or future litigation, investigation or administrative actions, including those related to the Foreign Corrupt Practices Act and other anti-bribery laws. There can be no assurances as to the favorable outcome of any litigation. In addition, it can be very costly to defend litigation and these costs could negatively impact our financial results. See “Business—Legal Proceedings”.

It is important that we are able to obtain many different types of insurance, and if we are not able to obtain insurance we are forced to retain the risk.

As part of Motorola, Inc., we had many types of insurance coverage and also were self-insured for some risks and obligations. We may have more difficulty obtaining certain types of insurance or at sufficient levels of coverage or such insurance may be more costly as an independent company. The insurance market has been disrupted in the past after specific events such as September 11, 2001, the 2005 hurricanes and recent earthquakes and flooding. While the cost and availability of most insurance has stabilized, there are still certain types and levels of insurance that remain difficult to obtain at a cost effective level. Natural disasters and certain risks arising from securities claims and product liability are potential self-insured events that could negatively impact our financial results.

We are subject to a wide range of product regulatory and safety, consumer protection, worker safety and environmental laws and failure to comply with these laws could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, and negatively impact our financial performance.

Our operations and the products we manufacture and/or sell are subject to a wide range of global laws. We must comply with a variety of laws, standards and other requirements governing, among other things, health and safety, hazardous materials usage, packaging, consumer protection and environmental matters. Our products must obtain regulatory approvals and satisfy other regulatory concerns in the various jurisdictions where they are manufactured and/or sold. Many of our products must meet standards governing, among other things, interference with other electronic equipment and human exposure to radio frequency energy. Failure to comply with such requirements can subject us to liability, additional costs, reputational harm and, in severe cases, prevent us from selling our products in certain jurisdictions.

Compliance with existing or future laws, regulations or government directives could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, and negatively impact our financial performance. Some of these laws also relate to the use, disposal, clean up of, and exposure to hazardous substances. In the U.S., laws often require parties to fund remedial studies or actions regardless of fault. Changes to U.S. or foreign environmental laws or our discovery of additional obligations under these laws could have a negative impact on Motorola Mobility.

Over the last several years, laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries have expanded significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, sound levels of music playing devices and other aspects of our products and business are also proliferating.

These laws impact our products and make it more expensive to manufacture and sell products. It may also be difficult to comply with the laws in a timely way. We may not have compliant products available in the quantities requested by our customers, thereby impacting our sales and profitability. We expect these trends to continue. In addition, we anticipate increased demand for products meeting voluntary criteria related to the reduction or elimination of certain hazardous substances from products, increasing energy efficiency, and providing additional accessibility.

Allegations of health risks with using Motorola Mobility products, and the lawsuits and publicity relating to them, regardless of merit, could negatively impact our business, operating cash flows and financial condition.

Assertions about health and safety, hazardous materials usage and other environmental concerns related to using Motorola Mobility products could adversely impact our business, operating cash flows and financial condition. Adverse factual developments or lawsuits against us, or even the perceived risk of adverse health effects from chemical or physical agents associated with the use of smartphones or other handheld devices could negatively impact sales, subject us to costly litigation and/or harm our reputation, business, operating cash flows and financial condition.

There has been public speculation about possible health risks to individuals from exposure to radio frequency energy from the use of mobile devices. Government agencies, international health organizations and other scientific bodies are currently conducting research into these issues. In addition, we have been named in individual plaintiff and class action lawsuits alleging that radio frequency emissions from mobile phones have caused or contributed to brain tumors, and that the use of mobile phones poses a health risk. There has been significant scientific research by various independent research bodies that has indicated that exposure to electromagnetic fields or to radio frequency energy, at levels within the limits prescribed by public health authority standards and recommendations, presents no known adverse effect to human health. Nevertheless, we cannot assure you that other studies will not suggest or identify a link between electromagnetic fields or radio frequency energy and adverse health effects or that we will not be the subject of future lawsuits relating to this issue. See “Business—Legal Proceedings” for more details.

Government regulation of radio frequencies may limit the growth of the wireless communications industry or reduce barriers to entry for new competitors.

Radio frequencies are required to provide wireless services. The allocation of frequencies is regulated in the U.S. and other countries and limited spectrum space is allocated to wireless services. The growth of the wireless and personal communications industry may be affected: (1) by regulations relating to the access to allocated spectrum for wireless communication users, especially in urban areas, (2) if adequate frequencies are not allocated, or (3) if new technologies are not developed to better utilize the frequencies currently allocated for such use. Industry growth has been and may continue to be affected by the cost of new licenses required to use frequencies and any related frequency relocation costs.

The U.S. leads the world in spectrum deregulation, allowing new wireless communications technologies to be developed and offered for sale. Examples include wireless local area network systems, such as Wireless Fidelity (“WiFi”) and Long-Term Evolution (“LTE”). Other countries have also deregulated portions of their available spectrum to allow deployment of new technologies. Deregulation may introduce new opportunities for Motorola Mobility and our customers, but also new competition.

Changes in government policies and laws related to the Internet could negatively impact our financial results.

The laws and regulations that impact access to, content on or commerce conducted on the Internet are still evolving. We could be negatively impacted by any such regulation in any country where we operate, including in the U.S. The adoption of such measures could decrease demand for our products and at the same time increase the cost of selling such products.

We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption could have a negative impact on our operations, sales and operating results.

We rely on the efficient and uninterrupted operation of complex information technology systems and networks, some of which are within Motorola Mobility and some are outsourced. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to computer viruses, security breach, energy blackouts, natural disasters, terrorism, war and telecommunication failures. We regularly face attempts by others to gain unauthorized access through the Internet to our information technology systems. These attempts, which might be the result of industrial or other espionage, or actions by hackers seeking to harm Motorola Mobility, our products or end-users, are sometimes successful. There also may be system or network disruptions if new or upgraded business management systems are defective or are not installed properly.

We have implemented various measures to manage our risks related to system and network disruptions, but these measures may be insufficient and a system failure or security breach could negatively impact our operations and financial results. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could negatively impact our competitive position. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

We face a number of risks related to the recent global financial crisis.

The global financial crisis that affected the banking system and financial markets which began during late 2008 and continued throughout 2009 and into 2010 resulted in a severe tightening in the worldwide credit markets, a low level of liquidity in many financial markets and extreme volatility in credit and equity markets. More recently, the destabilization of various currencies has also negatively impacted the global markets. This financial crisis has impacted, and could continue to impact, our business in a number of ways, including:

•

Destabilization of currencies: Recent destabilization of currencies, including the euro, has negatively impacted the credit markets and the valuation of certain currencies and may cause, and in some cases has caused, consumers and businesses to defer purchases in response to tighter credit, decreased purchasing power and/or declining consumer confidence. If future demand for our products declines due to global economic conditions, it could negatively impact our financial results.

•

Potential deferment or cancellation of purchases and orders by customers: Uncertainty about current and future global economic conditions may cause, and in some cases has caused, consumers, and businesses to defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. If future demand for our products declines due to global economic conditions, it could negatively impact our financial results.

•

Customers’ inability to obtain financing to make purchases from Motorola Mobility and/or maintain their businesses: Some of our customers require financing in order to fund their operations and make purchases from Motorola Mobility. The inability of these customers to obtain sufficient credit to finance purchases of our products and/or meet their payment obligations to us could have, and in some cases has had and may continue to have, a negative impact on our financial results. In addition, if global economic conditions result in insolvencies for our customers, it could negatively impact our financial results.

•

Negative impact from increased financial pressures on key suppliers: Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Certain of our components are available only from a single source or limited sources. If certain key suppliers were to become capacity or liquidity constrained or insolvent, it could result in a reduction or interruption in supplies or an increase in the price of supplies and negatively impact our financial results. In addition, credit constraints at key suppliers have resulted in accelerated payment of accounts payable by Motorola Mobility, impacting our cash flow. If this trend continues, it could negatively impact our cash flow. If suppliers consolidate to address this financial pressure, less competition among suppliers could result in increased costs which could negatively impact our financial results.

•

Increased risk of financial counterparty failures could negatively impact our financial position: Motorola Mobility uses derivative financial instruments to reduce its overall exposure to the effects of currency fluctuations on cash flows. We are exposed to credit loss in the event of nonperformance by the counterparties to these derivative financial instruments. In order to minimize this risk, the contracts are distributed among several leading financial institutions, all of whom presently have investment grade credit ratings. Although we have not experienced and do not anticipate nonperformance by the counterparties, in light of the ongoing threats to financial institutions from global economic conditions, there can be no assurance of performance by the counterparties to these financial instruments.

As a new company without long-term debt credit ratings, there can be no assurances that we will have access to the capital markets on terms acceptable to us.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although based on the information available to us as of the date of this Information Statement we believe that the sources of capital in place at the time of the distribution will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors currently and in the future, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets, and (4) the state of the economy, including the telecommunications and cable industries. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

We do not expect to have long-term debt and, accordingly, do not expect to have rated debt. As a result, the following activities we conducted at Motorola, Inc., as a rated company, may be more difficult to perform:

•

Ability to sell receivables: We may sell certain accounts receivable under facilities that may involve contractual commitments from third-parties to purchase qualifying receivables up to certain stated limits. These sales of receivables provide us the ability to accelerate cash flow when it is prudent to do so. The ability to sell (or “factor”) receivables may be subject to the credit quality of the obligor and our ability to obtain sufficient levels of credit insurance from independent insurance companies. We could be limited in our ability to sell receivables in the future because of our financial position, the creditworthiness of our customers or our ability to purchase credit insurance.

•

Our ability to obtain standby letters of credit and surety bonds could be limited: Certain commercial contracts with our customers require that we arrange for standby letters of credit, performance bonds and surety bonds (collectively referred to as “Performance Bonds”) to be issued on behalf of Motorola Mobility by banks and/or insurance companies. Issuers of these Performance Bonds may be less likely to provide Performance Bonds on our behalf in the future, unless we provide a sufficient level of collateral, and the costs for issuance may be higher. These limitations on issuance may apply to the renewal and extension of existing Performance Bonds, as well as the issuance of new Performance Bonds. Such collateral requirements could result in less liquidity for other operational needs, and financial flexibility would be reduced.

•

Our ability to hedge foreign exchange risk could be limited: Counterparties may be unwilling to provide trading and derivative credit facilities for us without cash collateral. This would limit our ability to reduce volatility in earnings and cash flow. Should cash collateral be provided, less liquidity would be available for operational needs, and our financial flexibility would be reduced.

•

Our ability to fund our foreign affiliates could be limited: Motorola Mobility relies on uncommitted lines of credit from banks to provide daylight overdraft, short-term loans and other sources of liquidity for foreign affiliates. Lenders may be unwilling to provide credit to our foreign affiliates as Motorola Mobility will have no credit ratings at the time of the distribution. This situation could result in Motorola Mobility using U.S. cash to make loans to these affiliates or provide permanent equity where loans are not possible. If this occurs, less liquidity would be available for other operational needs, and our financial flexibility would be reduced.

•

Our trade terms with suppliers may be less favorable than those of our competitors: Suppliers may require letters of credit, cash collateral or other forms of security as part of standard payment conditions. Such requests could result in reduced liquidity and less leverage in pricing negotiations.

•

Our access to short-term and long-term financing is extremely limited and could be very costly: As a company with unrated credit, we may have very limited access to short-term and long-term borrowing and the cost of such borrowings could be very high as compared to the cost for companies with credit ratings.

Risks Relating to the Separation

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, then we and/or Motorola, Inc. and our stockholders could be subject to significant tax liability.

The distribution is conditioned upon, among other things, Motorola, Inc.’s receipt of either a ruling by the IRS or an opinion of counsel to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Motorola, Inc. expects to receive an opinion from Wachtell, Lipton, Rosen & Katz that the distribution will so qualify. Although the Motorola, Inc. Board of Directors may waive this condition, Motorola, Inc. has advised us that it does not intend to complete the distribution if it has not obtained such opinion. The opinion will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such representations, assumptions and undertakings were incorrect. Notwithstanding the opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings upon which the opinion relied is false or has been violated or if it disagrees with the conclusions in the tax opinion. For more information regarding the tax opinion, see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

If the distribution fails to qualify for tax-free treatment, Motorola, Inc. would be subject to tax on gain, if any, as if it had sold the common stock of our Company in a taxable sale for its fair market value. In addition, if the distribution fails to qualify for tax-free treatment, each of our initial public stockholders would be treated as if the stockholder had received a distribution equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Motorola, Inc.’s current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Motorola, Inc. common stock and finally as capital gain from the sale or exchange of Motorola, Inc. common stock. Furthermore, even if the distribution were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to Motorola, Inc. (but not to Motorola, Inc.’s stockholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Motorola, Inc. or us. For this purpose, any acquisitions of Motorola, Inc. stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Motorola, Inc. may be able to rebut that presumption. For a more detailed discussion, see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

Under the Tax Sharing Agreement among Motorola, Inc., Motorola Mobility, Inc. and us, we would generally be required to indemnify Motorola, Inc. against any tax resulting from the distribution to the extent that such tax resulted from any of the following events (among others): (1) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (2) any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Motorola Mobility, (3) certain other actions or failures to act by us, or (4) any breach by us of certain of our representations or undertakings. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements With Motorola, Inc.—Tax Sharing Agreement” included elsewhere in this Information Statement. Our indemnification obligations to Motorola, Inc. and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Motorola, Inc. or such other persons under the circumstances set forth in the Tax Sharing Agreement, we could be subject to substantial liabilities.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

By separating from Motorola, Inc. there is a risk that our Company may be more susceptible to market fluctuations and other adverse events than we would have otherwise been were we still a part of the current Motorola, Inc. As part of Motorola, Inc., we were able to enjoy certain benefits from Motorola, Inc.’s operating diversity, purchasing and borrowing leverage, and available capital for investments. We may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

We have no operating history as an independent, publicly traded company, and our historical and pro forma financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be reliable indicators of our future results.

The historical and pro forma financial statements included in this Information Statement do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•

Prior to our separation, our business was operated by Motorola, Inc. as part of its broader corporate organization, rather than as an independent company. Motorola, Inc. or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, information technology services, human resources, legal, ethics and compliance program administration, real estate management, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Motorola, Inc. for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly traded company.

•

Currently, our business is integrated with the other businesses of Motorola, Inc. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain relationships between us and Motorola, Inc. after the separation, those temporary arrangements may not capture all the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Motorola, Inc. The loss of some or all of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•

Historically, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have been satisfied as part of the corporate-wide liability management processes of Motorola, Inc. Cash generated by Motorola Mobility prior to the separation from Motorola, Inc. was managed and retained by Motorola, Inc. Immediately prior to the separation, Motorola Mobility is expected to be provided with a significant amount of cash from Motorola, Inc. which it will retain in the distribution. Following completion of the distribution, Motorola, Inc. will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Motorola, Inc., we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, and such arrangements may not be available to us or available on terms that are as favorable as those we could have obtained when we were part of Motorola, Inc.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operation as a company separate from Motorola, Inc.

Motorola, Inc. will be using certain logos and other trademarks, trade names and service marks, including “MOTOROLA” and the Stylized M logo and all derivatives and formatives thereof such as MOTO (“Motorola Marks”), under license from Motorola Mobility following the distribution, which could result in product and market confusion and negatively impact our ability to expand our business under the Motorola brand.

Although each of Motorola Mobility and Motorola, Inc. will be an independent company following the distribution, Motorola, Inc. will continue to use the Motorola Marks as part of its name, which Motorola, Inc. intends to change to Motorola Solutions, Inc., and in connection with many of its products. Motorola, Inc.’s use of the Motorola Marks is governed by an agreement between Motorola Mobility and Motorola, Inc. as further described in the section entitled “Certain Relationships and Related Party Transactions—Agreements With Motorola, Inc.—Intellectual Property Agreements”.

There are risks associated with both Motorola Mobility and Motorola, Inc. using the Motorola Marks. Because both Motorola Mobility and Motorola, Inc. will be using the Motorola Marks, confusion could arise in the market, including customer and investor confusion regarding the products offered by the two companies. This risk could increase as both Motorola, Inc.’s and our products continue to converge. Also, any negative publicity associated with either company in the future could adversely affect the public image of the other.

In addition because Motorola, Inc. will have the exclusive right to use the Motorola Marks with products and services within its specified fields of use, Motorola Mobility will not be permitted to use the Motorola Marks in those fields of use. In the event that Motorola Mobility desires to expand its business into any of Motorola, Inc.’s fields of use, it will need to do so with a brand other than Motorola. Developing a brand as well-known and with as much brand equity as Motorola could take considerable time and expense. The risk of needing to develop a second brand increases as Motorola, Inc.’s and our products continue to converge.

A change of control related to Motorola, Inc. could result in an incompatible third-party being entitled to use the Motorola Marks, thereby increasing the risks associated with sharing the Motorola Marks.

Motorola, Inc.’s license to use the Motorola Marks is assignable to an acquiring entity. Similarly, in the event of a liquidation of Motorola, Inc., it is possible that a bankruptcy court would permit its license rights to be assigned to a third-party. While Motorola, Inc.’s right to use the Motorola Marks is limited to a specific field of use, in the event of a change of control, it is possible that Motorola Mobility could be party to a license arrangement with a third-party whose interests are incompatible with those of Motorola Mobility, thereby potentially making the license arrangement difficult to administer, and increasing the costs and risks associated with sharing the Motorola Marks.

As part of Motorola, Inc., we benefited from licenses held by Motorola, Inc. and we may incur additional unanticipated cost as an independent company when we no longer have the benefit of such licenses.

As part of Motorola, Inc., we enjoyed the benefits of a number of intellectual property licenses, including patent and software licenses, which covered all of Motorola, Inc.’s businesses. As an independent company, we may have additional unanticipated costs to license intellectual property rights that in the past we had access to as part of Motorola, Inc. Such costs could include license fees or litigation costs. Although we cannot predict the extent of such unanticipated costs, it is possible such costs could negatively impact our financial results.

We may have higher levels of restricted cash as a stand-alone, independent, publicly traded company and we do not expect to have a credit rating, which could result in less liquidity and financial flexibility for Motorola Mobility.

As a stand-alone company we expect to use more cash to obtain standby letters of credit, surety bonds and performance bonds (collectively “Performance Bonds”) as part of our ordinary operations, which means such cash will not be immediately available to us. Historically, as part of Motorola, Inc. and based primarily on Motorola, Inc.’s credit ratings we did not need to use cash at these levels to obtain Performance Bonds as part of ordinary operations. The use of cash to obtain Performance Bonds could result in less liquidity for other important operational needs, and financial flexibility would be reduced.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs as a result of the separation.

Following the completion of our separation, Motorola, Inc. will be contractually obligated to provide to us only those transition services specified in the Transition Services Agreement and the other agreements we enter into with Motorola, Inc. in connection with the separation. The expiration date of the Transition Services Agreement varies by service provided, but is generally no longer than 12 months from the date of the distribution. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Motorola, Inc. previously provided to us. Upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the separation or under the terms of such agreements. If Motorola, Inc. does not effectively perform the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. After the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.

Similarly, we currently purchase a wide variety of products and services, including software licenses, from third-parties as part of Motorola, Inc. We may experience some increased costs after the separation as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these combined purchasing arrangements. Although we cannot predict the extent of any such increased costs, it is possible that such costs could have a negative impact on our business and results of operations.

We may have been able to receive better terms from unaffiliated third-parties than the terms provided in our agreements with Motorola, Inc.

The agreements related to our separation from Motorola, Inc., including the Master Separation and Distribution Agreement, Transition Services Agreement, Trademark License Agreement, Intellectual Property Agreements and other agreements, were negotiated in the context of our separation from Motorola, Inc. while we were still part of Motorola, Inc. and, accordingly, may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation relate to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between Motorola, Inc. and us as well as certain ongoing arrangements between Motorola, Inc. and us. Had these agreements been negotiated with unaffiliated third-parties, they might have been more favorable to us. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

Motorola Mobility and Motorola, Inc. might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

To preserve the tax-free treatment to Motorola, Inc. of the distribution, under the Tax Sharing Agreement that we entered into with Motorola, Inc. and Motorola Mobility, Inc., we are prohibited from taking or failing to take any action that prevents the distribution and related transactions from being tax-free. Further, for the two-year period following the distribution, we may be prohibited, except in specified circumstances, from:

•	entering into any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing Motorola Mobility common stock; and

•	ceasing to actively conduct the Mobile Devices business.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements With Motorola, Inc.—Tax Sharing Agreement” included elsewhere in this Information Statement.

Many contracts which will need to be assigned from Motorola, Inc. or its affiliates to us in connection with our separation from Motorola, Inc. require the consent of the counterparty to such an assignment and failure to obtain consents with any of our large customers could negatively impact our financial condition and future results of operations.

The Master Separation and Distribution Agreement and various local transfer agreements provide that in connection with our separation from Motorola, Inc., a number of contracts with customers, suppliers, landlords and other third-parties are to be assigned from Motorola, Inc. or its affiliates to Motorola Mobility or Motorola Mobility’s affiliates. However, many of these contracts require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we and another business unit of Motorola, Inc. are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third-party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain these consents, we may be unable to obtain the benefits, assets and contractual commitments which are intended to be allocated to us as part of our separation from Motorola, Inc. The failure to obtain consents with respect to contracts with any of our large customers could negatively impact our financial condition and future results of operations.

In connection with our separation from Motorola, Inc., Motorola, Inc. will indemnify us for certain liabilities and we will indemnify Motorola, Inc. for certain liabilities. If we are required to indemnify Motorola, Inc., we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In the case of Motorola, Inc.’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to Motorola, Inc.’s ability to satisfy its indemnification obligations in the future.

Pursuant to the Master Separation and Distribution Agreement and certain other agreements with Motorola, Inc., Motorola, Inc. agreed to indemnify us from certain liabilities, and we agreed to indemnify Motorola, Inc. for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Party Transactions—Agreements With Motorola, Inc.—” under each of “Master Separation and Distribution Agreement—Indemnification” “Tax Sharing Agreement” and “Employee Matters Agreement” included elsewhere in this Information Statement. Indemnities that Motorola Mobility may be required to provide Motorola, Inc. are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third-parties could also seek to hold us responsible for any of the liabilities that Motorola, Inc. has agreed to retain. Further, there can be no assurance that the indemnity from Motorola, Inc. will be sufficient to protect us against the full amount of such liabilities, or that Motorola, Inc. will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Motorola, Inc., any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

A court could deem the distribution to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

A court could deem the distribution or certain internal restructuring transactions undertaken by Motorola, Inc. in connection with the separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require our stockholders to return to Motorola, Inc. some or all of the shares of our common stock issued in the distribution, or require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.

Until the distribution occurs, Motorola, Inc. has the sole discretion to change the terms of the distribution in ways which may be unfavorable to us.

Until the distribution occurs, Motorola, Inc. will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Motorola, Inc. may decide at any time not to proceed with the separation.

After the separation, certain of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Motorola, Inc.

Because of their current or former positions with Motorola, Inc., certain of our directors and executive officers own shares of Motorola, Inc. common stock or hold restricted stock units (“RSUs”), deferred stock units (“DSUs”) or options to acquire shares of Motorola, Inc. Following the distribution, these officers and directors may continue to own shares of Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc. on the Distribution Date) common stock and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Motorola, Inc. and Motorola Mobility.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Motorola Mobility and Motorola, Inc. regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if Motorola Mobility and Motorola, Inc. enter into additional commercial arrangements with each other in the future.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond Motorola Mobility’s control, including:

•

our business profile and market capitalization may not fit the investment objectives of Motorola, Inc.’s current stockholders, including stockholders who hold Motorola, Inc. stock based on Motorola Inc.’s inclusion in the Standard & Poor’s 500 Index (“S&P 500”) and other indices, as Motorola Mobility’s common stock may not be included in the S&P 500 and certain other indices after the distribution, causing certain holders to sell their shares. This may lead to increased volatility in our stock;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of Motorola Mobility common stock that Motorola, Inc. distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell Motorola Mobility’s common stock following the separation, it is possible that some Motorola, Inc. stockholders, including possibly some of Motorola, Inc.’s large stockholders and index fund investors, will sell Motorola, Inc. or Motorola Mobility common stock received in the distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Motorola Mobility may be diluted in the future.

As with any publicly traded company, your percentage ownership in Motorola Mobility may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. For a description of the Motorola Mobility stock incentive plan arrangements and the adjustments being made to outstanding Motorola, Inc. equity awards held by individuals who will become our directors, officers or employees, see the section entitled “The Separation—When and How You Will Receive the Dividend,” “Employment Contracts, Termination of Employment and Change in Control Arrangements—Employment Agreement With Sanjay K. Jha” and “Certain Relationships and Related Party Transactions—Agreements With Motorola, Inc.—Employee Matters Agreement” included elsewhere in this Information Statement.

We do not expect to pay any cash dividends for the foreseeable future.

We presently intend to retain future earnings, if any, to finance our business. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by our Company will be made by our Board of Directors from time to time in accordance with applicable law. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Motorola Mobility. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. You should understand that the factors described under “Risk Factors” and the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•

the uncertain economic climate and its impact on the markets in general or on the ability of our suppliers to meet their commitments to us, or the timing of purchases by our current and potential customers, and other general economic and business conditions;

•	the impact of our separation from Motorola, Inc. and risks relating to our ability to operate effectively as an independent, publicly traded company;

•	changes in our cost structure, management, financing and business operations following our separation from Motorola, Inc.;

•	the rapidly changing and intensely competitive nature of the Mobile Devices and Home businesses;

•	fluctuations in our operating results, unanticipated delays or accelerations in our sales cycles and the difficulty of accurately estimating revenues;

•	competition in our existing and future lines of business and the financial resources of competitors; and

•	risks inherent in operating in foreign countries, including the impact of economic, political, legal, regulatory, compliance, cultural, foreign currency fluctuations and other conditions abroad.

Except for historical matters, the matters discussed in this Form 10 of which this Information Statement is a part are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	the expected benefits of the separation;

•	our business strategies, plans and objectives, including the anticipated impact of such strategies, plans and objectives;

•	our future operating and financial performance;

•	estimated cash and cash equivalents that Motorola, Inc. is expected to fund Motorola Mobility with at the time of the separation;

•	future levels of revenues, operating margins, income from operations, net income, earnings per share and other financial information;

•	expectations regarding the Company’s ability to finance its operations and its ability to obtain, and the cost of, performance related bonds;

•	future hedging activities;

•	anticipated levels of demand for our products and services;

•	expectations regarding our research and development activities and intellectual property, including expectations regarding the competitiveness of the patent portfolio;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	expectations regarding opportunities for growth;

•	expectations regarding availability of materials and components, energy supplies and labor;

•	the potential effects of judicial or other proceedings and of the financial markets on our business, financial condition, results of operations and cash flows; and

•	the anticipated effects of actions of third-parties such as competitors, counterparties, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

In particular, information included under “The Separation,” “Risk Factors,” “Dividend Policy,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain forward-looking statements.

Other factors not identified above, including the risk factors described in the section entitled “Risk Factors” included elsewhere in this Information Statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our reasonable control.

You should consider the areas of risk described above, as well as those set forth in the section entitled “Risk Factors” included elsewhere in this Information Statement, in connection with considering any forward-looking statements that may be made by us and our businesses generally. We cannot assure you that projected results or events reflected in the forward-looking statements will be achieved or occur. The forward-looking statements included in this document are made as of the date of this Information Statement. We undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

THE SEPARATION

General

On [—], 2010, the Motorola, Inc. Board of Directors approved the distribution of all of Motorola, Inc.’s shares of common stock of Motorola Mobility Holdings, Inc. to holders of Motorola, Inc. common stock as of the record date. On [—], 201[—], the Distribution Date, each Motorola, Inc. stockholder will receive [—] share of our common stock for each share of Motorola, Inc. common stock held at the close of business on the record date, as described below. Immediately following the distribution, Motorola, Inc. stockholders will own 100% of our outstanding common stock. You will not be required to make any payment, surrender or exchange your shares of Motorola, Inc. common stock or take any other action to receive your shares of Motorola Mobility’s common stock.

Furthermore, the distribution of Motorola Mobility’s common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the caption entitled “Conditions to the Distribution” included elsewhere in this section.

Reasons for the Separation

The Motorola, Inc. Board of Directors believes that separating Motorola, Inc. into two independent, publicly traded companies is in the best interests of Motorola, Inc. and its stockholders, and has concluded that the separation will provide each company with certain opportunities and benefits. The following is a summary of all the material opportunities and benefits considered by the Motorola, Inc. Board of Directors:

•

Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the industries that it serves and its specific business characteristics, including customers, sales cycles and product life cycles.

•

Management Focus. Allow management of each independent company to concentrate that company’s resources wholly on its particular markets, customers and core business opportunities. Motorola Mobility is uniquely suited to address the convergence of mobility, media and the Internet. This creates an opportunity for new devices, applications and services that deliver common functionality, content and mobility to consumers in their home or on the go. Motorola, Inc. is well positioned to focus on its government and enterprise customers, with a broad portfolio of end-to-end mission- and business-critical enterprise systems, products and related services, and to the extent the sale of its Networks business to Nokia Siemens Networks has not been completed, on its wireless networks and related telecommunication customers.

•

Recruiting and Retaining Employees. Allow each independent company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements reflected in each company’s stock price should be more closely aligned with the performance of its businesses. Such equity-based compensation arrangements should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel at all levels of the organization, including those key employees considered essential to that company’s future success.

•

Access to Capital. Remove the need for the businesses to compete internally for capital. Instead, both companies will have direct access to the capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs.

•	Strategic Flexibility. Provide each independent company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by considerations of the potential impact on the businesses of the other company; and allow each company to effect future acquisitions utilizing common stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its businesses.

•

Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The Motorola, Inc. Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the fact that Motorola Mobility has had substantial operating losses in each of the last three years and that Motorola Mobility may not be profitable; potential for increased costs; potential loss of joint purchasing power; potential disruptions to the businesses as a result of the separation; negative consequences from allocating the patent portfolio and other intellectual property rights between the two companies; the potential loss of synergies; potential for the two companies to compete with one another; potential issues arising from the companies sharing the Motorola brand and logo and using the Motorola Marks; limitations placed on Motorola Mobility as a result of the Tax Sharing Agreement and other agreements it is entering into with Motorola, Inc. in connection with the separation and the distribution; risks of being unable to achieve the benefits expected to be achieved by the separation; risk that the plan of separation might not be completed; and both the one-time and ongoing costs of the separation. The Motorola, Inc. Board of Directors concluded that, notwithstanding these potentially negative factors, separation would be in the best interests of Motorola, Inc. and its stockholders.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Motorola, Inc. Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Motorola, Inc. Board of Directors may have given different weights to each of the factors.

Formation of a Holding Company Prior to Our Distribution

In connection with our distribution, Motorola, Inc. organized Motorola Mobility Holdings, Inc. as a Delaware corporation for the purpose of transferring to Motorola Mobility Holdings, Inc. all of the entities holding the assets and liabilities of the Mobile Devices and Home businesses, including our principal U.S. operating company, Motorola Mobility, Inc. We often refer to Motorola Mobility Holdings, Inc. as Motorola Mobility or the Company in this document.

Following the distribution of our shares of common stock to Motorola, Inc.’s stockholders, Motorola, Inc. will continue as a publicly traded company.

The Number of Shares You Will Receive

For each share of Motorola, Inc. common stock that you owned at the close of business on [— ], 201[—], the record date, you will receive [—] share of Motorola Mobility common stock on the Distribution Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Motorola, Inc. stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in the section “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

When and How You Will Receive the Dividend

Motorola, Inc. will distribute the shares of our common stock on [—], 201[—], the Distribution Date, to holders of record on the record date. Motorola, Inc.’s transfer agent and registrar, BNY Mellon Shareowner Services (“Mellon”), will serve as transfer agent and registrar for the Motorola Mobility common stock and as distribution agent in connection with the distribution of Motorola Mobility common stock.

If you own Motorola, Inc. common stock as of the close of business on the record date, the shares of Motorola Mobility common stock that you are entitled to receive in the distribution will be issued electronically, as of the Distribution Date, to your account as follows:

•

Registered Stockholders. If you own your shares of Motorola, Inc. stock directly, either in book-entry form through an account at Motorola, Inc.’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of Motorola Mobility common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of shares of Motorola Mobility’s common stock that have been registered in book-entry form in your name.

If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon at the address set forth in the section “The Separation” included elsewhere in this Information Statement.

•

Beneficial Stockholders. Most Motorola, Inc. stockholders hold their shares of Motorola, Inc. common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Motorola, Inc. common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Motorola Mobility common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name”, we encourage you to contact your bank or brokerage firm.

Treatment of Equity-Based Compensation

If you hold Motorola, Inc. equity-based compensation, such as stock options or unvested restricted stock units (“RSUs”), on the Distribution Date, you generally will not be entitled to receive shares of Motorola Mobility common stock in the distribution. Instead, to reflect the distribution, your equity-based compensation interest will be treated as follows:

For the purposes of this section and the following section, (1) “Remaining Motorola, Inc. Employees” refers to former or current officers or employees of Motorola, Inc. or its subsidiaries who either are remaining with Motorola, Inc. or its subsidiaries on or after the Distribution Date or become former officers or employees prior to the Distribution Date other than as a result of their transfer to Motorola Mobility or its subsidiaries and (2) “Motorola Mobility Employees” refers to persons who are or will be officers or employees of Motorola Mobility or its subsidiaries on or after the Distribution Date.

•	Stock Options and Stock Appreciation Rights (“SARs”)

•

Remaining Motorola, Inc. Employees: Each outstanding Motorola, Inc. stock option to purchase shares of Motorola, Inc. common stock (“Motorola, Inc. stock option”) or Motorola, Inc. SAR that is held by Remaining Motorola, Inc. Employees on the Distribution Date will remain a Motorola, Inc. stock option or Motorola, Inc. SAR, as applicable, subject to the terms of the original stock option or SAR, but the stock option or SAR exercise price and the number of shares subject to the stock option or SAR will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original stock option or SAR immediately prior to the Distribution Date. To the extent the Motorola, Inc. stock option or Motorola, Inc. SAR being adjusted is vested, the adjusted Motorola, Inc. stock option or adjusted Motorola, Inc. SAR, will also be vested. To the extent unvested, the adjusted Motorola, Inc. stock option or adjusted Motorola, Inc. SAR will continue to vest on its existing terms and conditions.

•

Motorola Mobility Employees: Each outstanding Motorola, Inc. stock option or Motorola, Inc. SAR that is held by a Motorola Mobility Employee on the Distribution Date will be replaced by a substitute stock option to purchase shares of Motorola Mobility or substitute Motorola Mobility SAR, as applicable. Each of the substitute Motorola Mobility stock options or substitute Motorola Mobility SARs will have the same terms as the Motorola, Inc. stock option or Motorola, Inc. SAR it replaced, but the stock option or SAR exercise price and the number of shares subject to the substitute Motorola Mobility stock option or substitute Motorola Mobility SAR will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original Motorola, Inc. stock option or Motorola, Inc. SAR immediately prior to the Distribution Date. To the extent the Motorola Inc. stock option or Motorola Inc. SAR being replaced is vested, the substitute Motorola Mobility stock option or substitute Motorola Mobility SAR will also be vested. To the extent unvested, the substitute Motorola Mobility stock option or substitute Motorola Mobility SAR will continue to vest on its existing terms and conditions.

•	Restricted Stock Units (“RSUs”)

•

Remaining Motorola, Inc. Employees: Each outstanding unvested Motorola, Inc. RSU without dividend equivalent rights that is held by Remaining Motorola, Inc. Employees on the Distribution Date will remain outstanding, subject to the terms of the original Motorola, Inc. RSU, but the number of RSUs subject to the Motorola, Inc. RSU will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original Motorola, Inc. RSU immediately prior to the Distribution Date. Each Motorola, Inc. RSU is intended to be the economic equivalent of one Motorola, Inc. share of common stock. The adjusted Motorola, Inc. RSUs will continue to vest on their existing terms and conditions.

•

Motorola Mobility Employees: Each outstanding unvested Motorola, Inc. RSU without dividend equivalent rights that is held by Motorola Mobility Employees on the Distribution Date will be replaced by a substitute Motorola Mobility RSU. Each Motorola Mobility RSU is intended to be the economic equivalent of one Motorola Mobility share of common stock. Each of the substitute Motorola Mobility RSUs will have the same terms as the Motorola, Inc. RSU it replaced, but the number of RSUs subject to the Motorola Mobility RSU will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original Motorola, Inc. RSU immediately prior to the Distribution Date. The substitute Motorola Mobility RSUs will continue to vest on their existing terms and conditions.

Treatment of 401(k) Shares for Current and Former Employees

Remaining Motorola, Inc. Employees invested in the Motorola, Inc. Stock Fund of the Motorola, Inc. 401(k) Plan (U.S. only). Remaining Motorola, Inc. Employees who hold shares of Motorola, Inc. common stock in their Motorola, Inc. 401(k) Plan account as of the record date will be entitled to receive shares of Motorola Mobility common stock in the distribution. The account of each such Remaining Motorola, Inc. Employee will be credited on the Distribution Date with shares of Motorola Mobility common stock, based on the distribution ratio, for every share of Motorola, Inc. common stock held in the employee’s account. The Remaining Motorola, Inc. Employees will be obligated to sell the shares of Motorola Mobility common stock credited to their accounts in the distribution by no later than December 31, 2011. No additional shares of Motorola Mobility may be acquired and held in the Motorola, Inc. 401(k) Plan by the Remaining Motorola, Inc. Employees.

Motorola Mobility Employees invested in the Motorola, Inc. Stock Fund of the Motorola, Inc. 401(k) Plan (U.S. only). Motorola Mobility employees who hold accounts in the Motorola, Inc. 401(k) Plan on December 31, 2010 will have their accounts transferred to the Motorola Mobility 401(k) Plan, as of January 1, 2011, including any shares of Motorola, Inc. common stock held in the Motorola Stock Fund of the Motorola, Inc. 401(k) Plan. Motorola Mobility Employees who hold shares of Motorola, Inc. common stock in their applicable 401(k) Plan account as of the record date for the distribution will be entitled to receive shares of Motorola Mobility common stock in the distribution. On the Distribution Date, shares of Motorola Mobility common stock, based on the distribution ratio for every share of Motorola, Inc. common stock held in such employee’s stock fund account, will be credited to an account for the employee under the Motorola Mobility 401(k) Plan. The Motorola Mobility Employees will be obligated to sell the shares of Motorola, Inc. common stock and Motorola Mobility common stock credited to their accounts in the distribution by no later than December 31, 2011. No additional shares of Motorola Mobility or shares of Motorola, Inc. common stock may be acquired and held in the Motorola Mobility. 401(k) Plan by the Motorola Mobility Employees.

Results of the Distribution

After our distribution from Motorola, Inc., we will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately [—] stockholders of record, based on the number of registered stockholders of Motorola, Inc. common stock on [—], 2010, and approximately [—] million shares of Motorola Mobility common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Motorola, Inc. options and SARS, the vesting of Motorola, Inc. RSUs and the settlement of Motorola, Inc. deferred stock units (“DSUs”) in shares of Motorola, Inc. common stock between the date the Motorola, Inc. Board of Directors declares the dividend for the distribution and the record date for the distribution.

We have entered into a Master Separation and Distribution Agreement and several other agreements with Motorola, Inc. to effect the separation and distribution, and provide a framework for our relationship with Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc.) after the separation. These agreements provide for the allocation between Motorola Mobility and Motorola, Inc. of Motorola, Inc.’s assets, liabilities and obligations and will govern the relationships between Motorola Mobility and Motorola, Inc. after the separation (including with respect to employee benefits, intellectual property rights, trademark license and tax matters). Shortly before Motorola Mobility’s separation from Motorola, Inc., Motorola Mobility, Motorola Mobility, Inc. and Motorola, Inc. will also enter into transition services agreements and several commercial agreements, which will provide for, among other things, the provision of transition services and cooperation with respect to iDEN mobile devices and infrastructure products and services, as well as the ongoing sale and support of various other products and services. We cannot assure you that these agreements are or will be on terms as favorable to Motorola Mobility or to Motorola, Inc. as agreements with unaffiliated third-parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

The distribution will not affect the number of outstanding shares of Motorola, Inc. common stock or any rights of Motorola, Inc. stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences relating to the distribution by Motorola, Inc. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the Internal Revenue Service (“IRS”), in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Motorola, Inc. stockholders in light of their particular circumstances, nor does it address the consequences to Motorola, Inc. stockholders subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, banks, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Motorola, Inc. stockholders who do not hold their Motorola, Inc. common stock as a capital asset. Finally, this summary does not address any U.S. federal taxes other than U.S. federal income tax, and does not discuss any state, local or foreign tax consequences. MOTOROLA, INC. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

The distribution is conditioned upon, among other things, Motorola, Inc.’s receipt of either a ruling by the IRS or an opinion of counsel to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In conjunction with final approval of the distribution by the Motorola, Inc. Board of Directors and prior to the effectiveness of the Form 10 of which this Information Statement is a part, Motorola, Inc. expects to receive an opinion from Wachtell, Lipton, Rosen & Katz that the distribution will so qualify. The opinion will be based on, among other things, certain assumptions and representations made by Motorola, Inc. and us, which if incorrect or inaccurate would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts. So long as the distribution qualifies as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code: (1) the distribution will not generally result in any taxable income, gain or loss to Motorola, Inc., (2) no gain or loss will be recognized by (and no amount will be included in the income of) Motorola, Inc. common stockholders upon their receipt of shares of Motorola Mobility common stock in the distribution, except with respect to cash received in lieu of fractional shares, (3) the aggregate basis of the Motorola, Inc. common stock and the Motorola Mobility common stock (including any fractional share interests in Motorola Mobility stock for which cash is received) in the hands of each Motorola, Inc. common stockholder after the distribution will equal the aggregate basis of Motorola, Inc. common stock held by the stockholder immediately before the distribution, allocated between the Motorola, Inc. common stock and the Motorola Mobility common stock (including any fractional share interests in Motorola Mobility stock for which cash is received) in proportion to the relative fair market value of each immediately following the distribution, and (4) the holding period of the Motorola Mobility common stock received by each Motorola, Inc. common stockholder (including any fractional share interests in Motorola Mobility stock for which cash is received) will include the holding period at the time of the distribution for the Motorola, Inc. common stock on which the distribution is made, provided that the Motorola, Inc. common stock is held as a capital asset on the Distribution Date.

Notwithstanding receipt by Motorola, Inc. of the opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, our initial public stockholders and Motorola, Inc. could be subject to significant U.S. federal income tax liability. In general, Motorola, Inc. would be subject to tax on gain, if any, as if it had sold the common stock of our company in a taxable sale for its fair market value. In addition, each of our initial public stockholders would be treated as if the stockholder had received a distribution equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Motorola, Inc.’s current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Motorola, Inc. common stock and finally as capital gain from the sale or exchange of Motorola, Inc. common stock. Furthermore, even if the distribution were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to Motorola, Inc. (but not to Motorola, Inc.’s stockholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Motorola, Inc. or us. For this purpose, any acquisitions of Motorola, Inc. stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Motorola, Inc. may be able to rebut that presumption.

We, Motorola, Inc. and Motorola Mobility, Inc. have entered into a Tax Sharing Agreement pursuant to which we agreed to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify for tax-free treatment for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure was the result of actions taken by Motorola, Inc. or us, the party responsible for such failure would be responsible for all taxes imposed on Motorola, Inc. to the extent that such taxes result from such actions. However, if such failure was the result of any acquisition of our shares, we would be responsible for all taxes imposed on Motorola, Inc. as a result of such acquisition. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Motorola, Inc.—Tax Sharing Agreement” included elsewhere in this Information Statement. Our indemnification obligations to Motorola, Inc. and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify Motorola, Inc. and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

Motorola, Inc. may incur some tax cost in connection with the distribution (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and state, local and foreign tax rules, on the other), whether or not the distribution qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code.

U.S. Treasury regulations require certain stockholders that receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. U.S. Treasury regulations also generally provide that if a Motorola, Inc. common stockholder holds different blocks of Motorola, Inc. common stock (generally shares of Motorola, Inc. common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Motorola, Inc. common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Motorola Mobility common stock received in the distribution in respect of such block of Motorola, Inc. common stock and such block of Motorola, Inc. common stock, in proportion to their respective fair market values, and the holding period of the shares of Motorola Mobility common stock received in the distribution in respect of such block of Motorola, Inc. common stock will include the holding period of such block of Motorola, Inc. common stock, provided that such block of Motorola, Inc. common stock was held as a capital asset on the Distribution Date. If a Motorola, Inc. common stockholder is not able to identify which particular shares of Motorola Mobility common stock are received in the distribution with respect to a particular block of Motorola, Inc. common stock, for purposes of applying the rules described above, the stockholder may designate which shares of Motorola Mobility common stock are received in the distribution in respect of a particular block of Motorola, Inc. common stock, provided that such designation is consistent with the terms of the distribution. Holders of Motorola, Inc. common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH MOTOROLA, INC. STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is not currently a public market for Motorola Mobility’s common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to apply to list Motorola Mobility common stock on the NYSE and expect to list under the ticker symbol “MMI.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the Distribution Date, we expect that there will be two markets in Motorola, Inc. common stock: a “regular-way” market and an “ex-distribution” market. Shares of Motorola, Inc. common stock that trade on the regular-way market will trade with an entitlement to receive shares of Motorola Mobility common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of Motorola Mobility common stock distributed pursuant to the distribution. Therefore, if you sell shares of Motorola, Inc. common stock in the “regular-way” market after the close of business on the record date and up to and including through the Distribution Date, you will be selling your right to receive shares of Motorola Mobility common stock in the distribution. If you own shares of Motorola, Inc. common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the Distribution Date, you will still receive the shares of Motorola Mobility common stock that you would be entitled to receive pursuant to your ownership of the shares of Motorola, Inc. common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the Distribution Date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Motorola Mobility common stock that will be distributed to Motorola, Inc. stockholders on the Distribution Date. If you owned shares of Motorola, Inc. common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Motorola Mobility common stock, without trading the shares of Motorola, Inc. common stock you own, on the “when-issued” market. On the first trading day following the Distribution Date, “when-issued” trading with respect to Motorola Mobility common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 201[—], the Distribution Date, provided that, among other conditions described in the Master Separation and Distribution Agreement, the following conditions shall have been satisfied or waived by Motorola, Inc.:

•

the Securities and Exchange Commission (“SEC”) will have declared effective our registration statement on Form 10, of which this Information Statement is a part, with no stop order relating to the registration statement being in effect and the Information Statement will have been mailed to Motorola, Inc.’s stockholders;

•	any required actions and filings under applicable securities laws or blue sky laws will have been taken or made and, where applicable, have become effective or been accepted;

•	the Motorola Mobility common stock will have been accepted for listing on the NYSE, on official notice of issuance;

•

Motorola, Inc. will have received either a ruling by the IRS or an opinion of counsel to the effect that the distribution, together with certain related transactions, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and such ruling or opinion shall be in form and substance satisfactory to Motorola, Inc. in its sole discretion;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect and no other event outside the control of Motorola, Inc. will have occurred or failed to occur that prevents the consumation of the distribution;

•	any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect; and

•

Motorola, Inc. will have received, in form and substance satisfactory to it, (i) an opinion of counsel, among other things, regarding the appropriateness of the determination by the Motorola, Inc. Board of Directors that Motorola, Inc. has sufficient surplus under Delaware law to permit the distribution, (ii) an opinion from its financial advisor with respect to the ability of Motorola, Inc. and Motorola Mobility to finance their respective operating and capital requirements through a specified date based on conditions in the capital markets as of the date of such opinion, and (iii) certificates from Motorola, Inc. and Motorola Mobility with respect to factual matters required by the advisors to render the opinions referenced in (i) and (ii).

The fulfillment of the foregoing conditions does not create any obligations on Motorola, Inc.’s part to effect the distribution, and the Motorola, Inc. Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the Distribution Date.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Motorola, Inc. stockholders who are entitled to receive shares of our common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Motorola, Inc. nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We presently intend to retain future earnings, if any, to finance our business. As a result, we do not expect to pay any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the historical financial statements and accompanying notes included elsewhere in this Information Statement, sets forth our cash and cash equivalents and combined capitalization as of July 3, 2010 and December 31, 2009, on a historical basis and on a pro forma basis after giving effect to the planned transactions to be effected prior to the distribution of Motorola Mobility Holdings, Inc. common stock to Motorola, Inc.’s stockholders, including the formation of Motorola Mobility and its subsidiaries and the contribution to Motorola Mobility and its subsidiaries of all the assets and liabilities of the Mobile Devices and Home businesses, as well as cash and cash equivalents, along with the related issuance of [—] million shares of Motorola Mobility common stock to holders of Motorola, Inc. common stock.

	As of July 3, 2010			As of December 31, 2009
($ in millions)	Historical	Pro Forma		Historical	Pro Forma
Cash and cash equivalents	$—	$3,500	(A)	$—	N/A

Business equity	2,002	1,937		1,939	N/A

Total capitalization	$2,002	$5,437		$1,939	N/A

(A)	The adjustment to Cash and cash equivalents represents an estimate of the cash and cash equivalents (which are highly-liquid investments with an original maturity of three months or less) that Motorola, Inc. is expected to fund Motorola Mobility with at the time of the separation. The amount to be funded is only an estimate at this time. The actual amount ultimately funded to Motorola Mobility by Motorola, Inc. will be determined by the Motorola, Inc. Board of Directors prior to the separation.

BUSINESS

General

Motorola Mobility Holdings, Inc. is a provider of innovative technologies, products and services that enable a broad range of mobile and wireline digital communication, information and entertainment experiences. The Company’s integrated products and platforms deliver rich multimedia content, such as video, voice, messaging and Internet-based applications and services to multiple screens, such as mobile devices, televisions and personal computers (“multi-screens”). Our product portfolio primarily includes mobile devices, wireless accessories, set-top boxes and video distribution systems, and wireline broadband infrastructure products and associated customer premises equipment. We are focused on developing differentiated, innovative products to meet the expanding needs of consumers to communicate, to collaborate and to discover, consume, create and share content at a time and place of their choosing on multiple devices. We operate our business in two reporting segments, our Mobile Devices segment and our Home segment.

We believe we are well positioned to enable the evolving digital lifestyle by delivering multi-screen experiences across multiple types of devices. Previously separate industries like the wireless, media, the Internet and computing industries are increasingly interacting with each other, creating consumer demand for new devices, applications and services, including cloud-based services. Cloud-based refers to a computing environment where applications and content are shared and delivered over the network using resources that might be located in a single data center, distributed across a number of data centers, or spread throughout the entire network. We offer devices that support these new applications and services like the DROID™ by MOTOROLA family of smartphones. MOTOBLUR™, our cloud-based service platform, manages, aggregates, automatically delivers (referred to as “push”) and uploads personalized digital content, such as photos, videos and social networking updates. We are also a provider of products and services for the delivery of video, voice and data to the home. Our businesses have complementary core strengths and synergies in intellectual property, technology, design, distribution and operator and carrier relationships, which together with a global brand uniquely position us to capitalize on emerging opportunities.

The relationship between consumers, devices and the world around them is rapidly evolving due to the convergence of wireless, media, the Internet and computing, and consumers’ demand for anywhere, anytime communications and collaboration. This convergence is enabling new digital lifestyles, as demonstrated by the following key trends, including:

•	Adoption of wireless and wired broadband Internet connectivity;

•	Increased use of social networking across multiple devices;

•	Growth of online and mobile video; and

•	Widespread use of online and mobile commerce.

These digital lifestyles are characterized by new engagement models. Consumers want to:

•	Communicate using voice, text, instant messaging, email, social networking and blogs;

•	Rapidly access information through broadband connectivity anywhere and anytime;

•	Consume and interact with entertainment and media content;

•	Capture and share user generated content, such as photos and videos; and

•	Purchase goods and services through online and mobile commerce.

We sell our products globally, and in 2009, our net revenues were $11.1 billion. We have over 20,000 employees and we operate in approximately 40 countries, with major facilities in the U.S., China, Brazil and Taiwan. Our direct customers are large, leading telecommunications and cable operators. In 2009, our biggest customers were Verizon, Sprint Nextel and Comcast. We also sell our products through retailers and distributors. We are strongly committed to research and development and we have a broad portfolio of approximately 16,500 granted patents and approximately 8,000 pending patent applications worldwide.

Business Segments

We report financial results for the following two business segments:

Mobile Devices Segment

The Mobile Devices segment is a provider of mobile devices and related products and services designed to deliver mobile communications, such as voice, messaging, push-to-talk and video, and to deliver mobile Internet access and content, including multimedia, social networking, navigation and other mobile applications. We have a long history of innovation in wireless communications including the development of the world’s first portable cellular phone. Mobile Devices net revenues represented 65% and 66% of Motorola Mobility’s combined net revenues in 2009 and the first half of 2010, respectively.

Our Products

We design, manufacture and sell a broad range of mobile devices encompassing multiple network technologies, form factors (which are the physical look and mechanical function of a device), capabilities, price points and geographies. Our product portfolio of mobile devices includes smartphones, which are wireless phones with advanced Internet browsing and application capabilities, feature-phones, which are wireless phones with limited internet browsing and application capabilities, and voice-centric phones. We also provide complementary mobile software, services, and accessories and license our extensive portfolio of intellectual property. We market our products globally to mobile network operators and carriers (collectively “wireless carriers”) and consumers through direct sales, retailers, and distributors.

Our Industry

Over the last ten years, the mobile devices industry has grown rapidly. Informa Telecoms & Media, an independent market research firm, estimates there were approximately 4.6 billion mobile subscriptions in 2009 and this number is forecasted to grow to 6.5 billion mobile subscriptions by 2012. This growth will be driven in part by the widespread availability of wireless networks, reduced end-user device and service costs, and expanded device functionality. According to Gartner’s “Forecast Mobile Devices Worldwide 2003-2014 2Q 2010 Update”, 1.2 billion mobile devices were sold to end customers in 2009 and 1.6 billion mobile devices are forecasted to be sold to end customers in 2012, representing a 9% compound annual growth rate (“CAGR”). Much of the market demand will be fueled by smartphones as the mobile devices industry continues to shift from voice-centric devices to data-centric devices. Gartner forecasts smartphones (devices based on open operating systems), will grow from 172 million units in 2009 to 495 million units by 2012, representing a 42% CAGR. In addition, wireless connectivity is being integrated into new classes of devices (“converged devices”) including e-readers, gaming devices, media tablets and netbooks, creating new growth opportunities for mobile devices manufacturers.

Key drivers of mobile device growth include:

•

Growing Consumer Demand for Multi-Function Devices. The mobile device is evolving from a voice-only communications device to a multi-function device with features like digital still camera, video camera, music player, organizer, Internet browsing and gaming. Consumers’ desire for mobile data and their evolving communication patterns will continue to drive the demand for devices with enhanced, personalized mobile experiences, including easy access to the Internet, content and applications on a real-time basis.

•

Wireless Carriers’ Focus on Growing Data ARPU. In response to intense competition and shifting consumer communication behavior, we expect wireless carriers to continue to focus on increasing data average revenue per user (“ARPU”) to offset declining voice ARPU. To drive data ARPU, we believe wireless carriers will continue to promote smartphones and converged devices that provide Internet access, applications and services. In addition, wireless carriers are continuing to deploy higher bandwidth wireless technologies such as 4G to better support smartphones and converged devices that enhance consumers’ overall mobile experience.

•

Advanced Device Technology. High performance mobile microprocessors, advanced mobile browsers, and high speed wireless networks are enabling mobile devices to provide functionality similar to what consumers experience on a personal computer. Advanced operating systems have enabled third-party developers to create thousands of new innovative mobile applications that consumers can easily download and install on their mobile devices.

•

Emergence of Mobile Cloud-Based Services. Increasingly, cloud-based services and applications are being used to deliver information and content to mobile devices. Examples of these services include sharing and consumption of media, social networking and location based services, such as navigation.

Mobile device manufacturers compete in a rapidly evolving marketplace. To be successful, manufacturers must consistently innovate and deliver a differentiated product portfolio. This requires extensive intellectual property assets and expertise in the integration of hardware, software and, increasingly, services. Manufacturers must also have strong wireless carrier relationships, global distribution capabilities, a strong brand and the ability to effectively build or work within a growing ecosystem of applications.

Our Strengths

We believe the strengths of our Mobile Devices segment position us well to bring to market innovative and differentiated products and services. Our key strengths include:

•

Innovative Mobile Technologies. We have a long history of developing innovative mobile devices including the first portable cellular phone, the StarTAC® and RAZR® phones and, more recently the DROID™ by MOTOROLA family of smartphones. We have devoted extensive research and development resources into integrating advanced technologies such as multiple radio interfaces, mobile microprocessors, advanced mobile operating systems and advanced multimedia functionality and industrial design into our mobile devices. In addition, we have extended our expertise into software application and services development to create the MOTOBLUR™ service platform.

•

Broad Product Portfolio. Our broad and diverse global product portfolio includes smartphones, feature phones and voice-centric devices. This portfolio extends across various wireless technologies, capabilities, form factors and price points.

•

Deep Customer Relationships. We have extensive relationships with wireless carriers, retailers and global distributors that have been in place for many years. Our global sales organization markets our portfolio of devices and services around the world.

•

Strong Patent Portfolio. We have developed an extensive portfolio of intellectual property assets through our significant and continued investment in research and development. The intellectual property assets held by our Mobile Devices segment include approximately 14,600 granted patents and 6,700 pending patent applications, worldwide, which are complemented by another approximately

1,900 granted patents and 1,300 pending patent applications, worldwide, held by our Home segment for a total held by our two segments of approximately 16,500 granted patents and 8,000 pending patent applications, worldwide. These patents and patent applications are directed to inventions in areas such as wireless, audio, video, design and user interface (“UI”).” Further, we believe our portfolio of patents in 4G will position us well in the upcoming technology transition from 2G and 3G.

•	Global Brand. Our highly recognizable and successful global brand has been in use for 80 years. We believe our brand is associated with quality, reliability and innovation.

Our Strategy

We are committed to provide a broad portfolio of smartphones and other converged devices that will enhance the mobility of the Internet and deliver interactive, personalized multi-screen experiences and services to consumers around the world. The convergence of these experiences and services onto a single mobile device requires integration of hardware, software, services and UI, which we believe we can provide with our mobile devices. We will also selectively develop devices which target other segments of the mobile device market, including feature phones, and voice-centric devices.

We plan to differentiate ourselves from competitors along a number of dimensions. We will differentiate our portfolio by providing a broad array of innovative and integrated smartphone devices encompassing multiple price points, technologies and geographies. We will also differentiate our products through our global distribution reach, highly recognized brand and extensive customer relationships. As the new digital lifestyle continues to evolve, we plan to take advantage of our capabilities in mobile and wireline communications to meet consumers’ increasing demands to communicate and collaborate inside and outside the home effortlessly on multiple devices. Key elements of our strategy include:

Capitalize on Our Leading Technology Position. We believe that open-source platforms foster rapid innovation and encourage third-party development of applications and services, resulting in an expansive ecosystem of consumer experiences and entertainment. We are currently using the AndroidTM operating system, a royalty-free open-source platform developed by Google™ , to develop our portfolio of smartphones, which currently has a large offering of applications and services.

We intend to differentiate certain of our product offerings by using the Android operating system with MOTOBLUR. This platform aggregates data such as social network updates, email and calendar and automatically pushes data to the device rather than requiring the user to login individually to multiple services, which increases network traffic and reduces battery life.

As data consumption continues to increase, next-generation wireless technologies will be critical to ensure efficient use of wireless carriers’ spectrum. We continue to invest in next-generation wireless technologies, including evolved high speed packet access (“HSPA+”) and 4G, including long-term evolution (“LTE”). These investments will enable us to develop devices for high speed networks to enable delivery of converged services and media.

As the new digital lifestyle continues to evolve, we plan to develop advanced mobile devices to meet consumers demand to communicate and collaborate inside and outside the home and access and use their data wherever it is located. Advanced mobile devices are a critical component to enable multi-screen experiences.

Extend Our Product Portfolio. We will continue to focus the development of our portfolio on addressing three segments of the overall mobile device market: (1) smartphones and other converged devices, (2) feature phones, and (3) lower priced, voice centric phones.

Our primary product portfolio focus is developing and marketing a broad portfolio of smartphones and other converged devices. We will continue to expand our portfolio of mobile devices, by offering smartphones that operate on high speed wireless networks, including evolution data optimized (“EVDO”), high speed packet access (“HSxPA”) and LTE networks. We plan to address multiple price points, ranging from entry level smartphones to premium priced devices. Devices will continue to be differentiated by a variety of factors, including form factor, price, processor speed, display size and consumer experience. One of the key experiences we plan to utilize in certain smartphone products is MOTOBLUR. Moreover, we are enhancing the ecosystem of services and applications available to Android-based smartphones through our Motorola developer network (“ MotoDev”) application development program that provides information and tools for Android™ application developers. Our smartphone portfolio will initially be targeted at the North America and China markets. As our position in those markets strengthens, we will increase our focus on other markets, including Western Europe, Latin America and other parts of Asia.

In the feature phone market, we will develop a limited number of phones for specific customers or applications. This may include rugged devices for certain wireless carriers and integrated digital enhanced network (“iDEN”) push-to-talk devices. Our feature phone portfolio will be focused primarily on North American based customers.

In order to enhance brand awareness and meet customer requirements in certain markets, we will utilize original design manufacturers (“ODMs”) to develop a portfolio of lower-priced, voice-centric mobile devices. These devices will be our lowest priced devices and will be aimed primarily at retailers and distributors in emerging markets.

Leverage Customer Relationships and Global Distribution. We currently market our mobile devices portfolio to leading wireless carriers, distributors and retailers across the globe through our global sales organization. We recently strengthened our relationship with our customers through the launch of several smartphones in North America, China, Western Europe, Korea and Latin America in 2009 and 2010. We plan to continue to build upon these relationships and use our global reach to drive future business growth.

Maximize Our Intellectual Property. With approximately 16,500 granted patents and approximately 8,000 pending patent applications, worldwide, held by our two segments, we believe we have one of the strongest portfolios of intellectual property assets in the wireless industry. Areas of strength include wireless technologies, video, security, UI, and design. We will use our intellectual property and seek to expand our intellectual property portfolio to maintain our competitive position.

Market Our Products Under Our Highly Recognizable Global Brand. Our brand has been in use for 80 years and we believe it is associated with quality, reliability and innovation. We plan to strengthen our brand through advertising and marketing of our products globally.

Competition

The mobile devices market is highly competitive. Competitors include traditional mobile device manufacturers, as well as new competitors who have entered the market in the last several years. As market demand continues to shift toward smartphones, additional competitors may enter the mobile devices market. Our primary competitors include Apple, HTC, LG, Nokia, Research in Motion, Samsung, and Sony-Ericsson.

As reported by Strategy Analytics, in 2009, these seven mobile device manufacturers held an aggregate market share of approximately 79%. In 2009, our overall mobile devices market share decreased significantly compared to 2008 and we were the fifth-largest worldwide supplier of mobile devices. In the fourth quarter 2009, we introduced our first smartphones using the Android operating system. According to Gartner’s “Market Share: Mobile Devices and Smartphones by Region and Country 2Q10,” from the fourth quarter 2009 through the first half of 2010, we have gained share in the smartphone segment of the mobile device market.

Home Segment

The Home segment is a provider of products and services to cable operators and wireline telecommunications (“telco”) service providers (collectively, “network operators”) that enable the delivery of video, voice and data services to consumers. Our product portfolio primarily includes interactive set-top boxes, end-to-end digital video and Internet protocol television (“IPTV”) distribution systems, broadband access infrastructure platforms, and associated data and voice customer premises equipment (“CPE”). Home net revenues represented 35% and 34% of Motorola Mobility’s combined net revenues in 2009 and the first half of 2010, respectively.

Our Products

Our products and services are used by content providers and network operators throughout the delivery network, and consumers in the home.

•

We are a leader in providing set-top boxes and data and voice modems on consumers’ premises. We provide a broad array of set-top boxes for network operators that support standard definition TV and high definition television (“HDTV”) delivery including set-top boxes with integrated digital video recorder (“DVR”) capability. Our set-top boxes support a variety of delivery architectures including conventional cable TV, IPTV and hybrid IP/conventional environments. We also supply modems and gateways for data over cable service interface specification (“DOCSIS”) 3.0, digital subscriber line (“DSL”) and passive optical networks (“PON”).

•

We provide a wide range of network equipment to transport signals to and from the end-user premises. Our cable modem termination systems (“CMTS”) for DOCSIS 3.0 networks and our optical headend and network equipment enable network operators to deliver video, data and voice services.

•

Our products are used by network operators to process, deliver and manage video, voice and data services. We provide integrated receiver decoders (“IRDs”), multiplexers and transcoders that receive content from the content providers for redistribution over the operators’ networks. We also provide encoders for local programming, video-on-demand (“VOD”) servers and multiplexers for placement of advertising streams. Our portfolio includes software that enables the delivery and management of multi-screen experiences across a wide range of cable, telco and wireless platforms. Our products include security solutions used between the headend and the home and device management technology for set-top boxes and modems.

•

We are a leading supplier to content providers. Our Moving Picture Experts Group (“MPEG”)-compliant standard-definition (“SD”) and HDTV video encoding, as well as processing and multiplexing equipment is used by leading content providers to deliver programming to network operators’ headends and central offices. Our conditional access technology secures the video content during transmission.

Our Industry

Over the last 15 years, video delivery technology has converted from analog to digital, greatly increasing program choices for consumers and enabling new capabilities such as HDTV, VOD and interactive services. During this period, both traditional cable operators and telcos have expanded their offerings to deliver video, voice and data services (“triple play”). The triple play packages and advances in wireless data technology are allowing consumers to be in touch and access the same entertainment and information inside and outside the home.

Providing video, voice and data services to consumers is a highly competitive business and our customers compete aggressively to provide individual services, triple play packages and even quad play packages, which also include mobile voice and data services. The competitive environment is driving operators to enhance and expand service offerings by adding more high definition (“HD”) channels, three dimensional television (“3D-TV”), increasing data speeds, mobile data services and providing new experiences that bridge conventional TV and Internet services. Enabling these new capabilities is driving network operators to regularly upgrade their networks and in-home devices, such as set-top boxes and other customer premises equipment such as modems.

In 2009, adverse macroeconomic conditions caused a slowdown in data and digital video subscriber additions for our customers which, in turn, led to reduced spending by those customers. As economic conditions continue to improve, we expect our customers to invest in and use technology advancements to deliver new experiences.

The highest adoption of advanced video technologies like HDTV and DVR is in the U.S. where the Consumer Electronics Association estimates that 68% of households have an HDTV and 42% have a DVR device. However, there remains growth opportunity in the U.S. as the adoption of advanced video technologies continues. In addition, the majority of global TV households have only begun to adopt these technologies. According to IMS Research (“IMS”), there were 335 million digital TV households that purchased video programming from cable, satellite and telco providers in 2009 and that number is expected to grow to 525 million by 2012, representing a 16% CAGR. IMS also estimates the number of global residential broadband subscribers will grow from 425 million at the end of 2009 to 616 million at the end of 2012, representing a 13% CAGR.

The consumer viewing experience is expanding beyond the TV and consumers now also watch video programming on Internet Protocol (“IP”)-enabled devices, such as PCs, media tablets and smartphones. Video delivery requires substantially more bandwidth than other data services and its growth is driving operators to upgrade their network and customer premises equipment. This expanded data capacity is allowing new content providers and aggregators to use the service providers’ high speed data networks to provide over-the-top (“OTT”) services to consumers. These OTT providers sell content directly to the consumer and deliver it to the consumer’s IP-enabled devices and web-capable BluRay players, TV’s and consumer-purchased set-top boxes. Competition from OTT services is driving network operators to invest to expand their content choices, upgrade their networks and enhance their consumer experiences across TVs, PCs and wireless devices.

Our Strengths

We believe our key strengths position us well to be a leading provider of products and services to network operators. Our key strengths include:

•

A Long History of Innovation. We introduced our first cable TV system products in 1950 and have been a major supplier of cable network and in-home products for 60 years. We enabled the first pay-per-view event and launched the first all digital HDTV system. Our industry leadership also includes “firsts” in digital video compression and encryption. We were a pioneer in cable modems, produced the first HD set-top boxes with integrated DVR and developed the first multi-room DVR content distribution system.

•

Broad Portfolio of Infrastructure and Devices. We offer a broad portfolio of infrastructure and devices to enable network operators to deliver video, data and voice services. We are an industry leader in providing interactive set-top boxes supporting the major video delivery technologies. We are experienced in enabling video networks with a complete portfolio of video processing equipment and in building broadband access networks.

•

Strategic Customer Relationships. Through our global sales organization, we market our portfolio of infrastructure and devices to network operators around the world. In North America, our largest market, we are a provider to all of the top ten cable and telco service providers that provide video services to the premise and together account for over 90% of digital video subscribers. As a result of our history of supplying the industry, we have a large installed base of infrastructure and devices which positions us well to participate in network upgrades.

•	Extensive Intellectual Property and Industry Standards Leadership. We have made substantial contributions to industry standards such as MPEG for video compression, Advanced Television

Systems Committee (“ATSC”) for digital TV transmission and DOCSIS for data transmission over cable systems. We believe that being at the forefront of these standardization efforts positions us as a leader in new technology adoption and gives us time-to-market advantages. The Home segment also has a strong intellectual property portfolio with approximately 1,900 granted patents and 1,300 pending patent applications, worldwide, and this portfolio is complemented by the portfolio of the Mobile Devices segment.

•

Protection and Security of High-Value Content and Devices. Our industry leading conditional access technology is used by major content providers to protect the content they distribute to network operators and has been deployed by network operators to deliver content to consumers for over 15 years in over 100 million set-top boxes. We believe our core security intellectual property and extensive experience in securing high-value content position us to provide digital rights management (“DRM”) technology for content protection in the multi-screen video market.

Our Strategy

Our Home segment is a provider of products for the delivery of video, data and voice services. We are focused on leading the development of next-generation broadband solutions which will enable the delivery of personalized media experiences across multiple devices. Key elements of our strategy include:

Expand Our Product Portfolio and Capabilities to Support Multi-screen Convergence and 3D Technology. We are focusing on enabling consumers to view video content on multiple screens such as PCs and mobile devices. We are developing products and software for securely streaming and shifting content and enhancing the content experience through linkage with social networking. We have also begun to incorporate the capability to support 3D-TV in our advanced set-top boxes and for our video infrastructure products to support the network operators’ launch of 3D programming when it occurs.

Increase Digital Adoption by Customers of Network Operators in North America. We are working to increase adoption of digital technology by network operators in North America through a portfolio of enhanced set-top boxes. These products range from basic models supporting the industry movement to all digital delivery and advanced units with HD and DVR functions, as well as network-enabled devices that support multi-room DVR playback and access to IP-delivered content. Adoption of digital technology by network operators is a key driver of growth for our business.

Increase Our Sales to Target Customers Outside North America. We also are investing to grow our business globally to capitalize on the growth of video and data services in markets outside North America. We are leveraging our technology portfolio to capitalize on the growth of HDTV in Europe, Middle East and Africa (“EMEA”) and Asia as well and the demand for increased data speeds that are driving infrastructure investment. We also are pursuing a number of opportunities in new markets where customers are looking to deploy advanced networks to enable triple play services.

Continue to Enhance Our Intellectual Property Portfolio. We also are building our intellectual property portfolio to address the changing video network architecture with hybrid IP devices and multimedia home gateways that enable the integration of IP-enabled applications. We are developing software for the network operator’s core network that supports the convergence of the video, data and voice service platforms to deliver integrated experiences. In addition, we are developing in-home and mobile media platforms that use IP-enabled CPE devices and applications to support the discovery and consumption of content across in-home and mobile devices by providing personalized services and social collaboration.

Pursue Complementary Technology Through Acquisitions. We regularly evaluate opportunities to acquire capabilities that complement our internal research and development. We have historically acquired various businesses and technologies to grow our capabilities. We expect to continue targeting acquisition candidates that have complementary technology and products. We also expect to evaluate acquisition candidates that will enable us to expand our business internationally or enter adjacent markets.

Competition

Our set-top boxes and cable and wireline infrastructure equipment products compete in global markets that are highly competitive. We have a broad array of competitors including those with whom we compete across multiple product categories and those who are focused on products in a portion of our portfolio. The rapid technology changes occurring in the markets in which this segment competes may lead to the entry of new competitors. Competitive factors in the market for our products and systems include: technology, product and system performance, price, time-to-market, product features, quality, delivery and availability. Currently, our primary competitors include Cisco, Pace and Arris.

The cable industry had a long history of protecting the video content transmitted over its network by using a conditional access system that was integrated into the set-top box. The Federal Communications Commission (“FCC”) passed regulations that took effect in 2007 requiring separation of security functionality from the set-top box. These regulations enable competitors to sell set-top boxes to cable operators and enable retail distribution of TVs and other devices that are capable of accessing encrypted cable programming through use of a cable operator-supplied security module. Several major cable operators support a full two-way security interface, which allows consumers with such a retail device to access all programming available on the operator’s network without the need for an operator-provided set-top box. As a result, we face competition from several new manufacturers which are able to supply set top boxes to operators, and, to a lesser extent, from consumer electronics manufacturers which sell directly through retail.

Other Information

Customers

Motorola Mobility’s products are primarily sold through wireless carriers, network and cable operators and to end consumers. In 2009, aggregate net revenues from our five largest customers represented approximately 47% of our revenues. During 2009, approximately 17% of net revenues were from Verizon Communications Inc. (including Verizon Wireless) (“Verizon”) and approximately 13% of net revenues were from Sprint Nextel. In 2009, our two largest markets by locale of end customer were North America, accounting for 63% of sales, and Latin America, accounting for 16% of sales. Motorola Mobility has several large customers, the loss of one or more of which could have a material adverse effect on us.

In 2009, aggregate net revenues from the Mobile Devices segment’s five largest customers, which included Verizon and Sprint Nextel, among others, represented approximately 54% of the segment’s net revenues. In addition to selling directly to wireless carriers, our Mobile Devices business also sells products through a variety of third-party distributors and retailers, which accounted for approximately 21% of the segment’s net revenues in 2009.

In 2009, aggregate net revenues from the Home segment’s five largest customers, primarily large cable operators and telecommunication companies located throughout the world, such as Verizon and Comcast, represented approximately 54% of the segment’s net revenues.

In 2009, North America was both segments’ largest market based on locale of end customer, accounting for 60% of Mobile Devices sales and 78% of Home sales.

Research and Development

Motorola Mobility’s business segments participate in very competitive industries with constant changes in technology. Throughout our history, we have relied, and continue to rely, primarily on our research and development (“R&D”) programs for the development of new products, and on our production engineering capabilities for the improvement of existing products. We believe that our commitment to R&D programs should allow each of our segments to remain competitive.

R&D expenditures relating to new product development or product improvement were $1.6 billion in 2009, compared to $2.4 billion in 2008 and $2.6 billion in 2007. R&D expenditures decreased 33% in 2009 as compared to 2008, after decreasing 8% in 2008 as compared to 2007. Motorola Mobility continues to believe that a strong commitment to R&D is required to drive long-term growth and we have professional employees around the world dedicated to R&D activities.

Intellectual Property

The protection of patents, trademarks and other intellectual property is extremely important to our operations. The industries in which the Mobile Devices and Home business segments compete are characterized by the vigorous pursuit and protection of intellectual property rights. We are focused on the development, implementation and customer acceptance of new products, designs and improvements. The development of associated intellectual property rights is an important component of our business and growth strategy. Motorola Mobility has a robust intellectual asset management process for building, maintaining and leveraging its portfolio of patents, trademarks, technology rights and other intellectual property to obtain licenses from other industry participants and to pursue royalty based licensing opportunities. Motorola Mobility intends to continue to obtain patents, trademarks, technology rights and other intellectual property.

At the time of distribution, Motorola Mobility will have a large portfolio of trademarks registered or otherwise effective in various countries around the world. Motorola’s increased focus on marketing products directly to consumers is reflected in an increasing emphasis on brand equity creation and protection.

On the Distribution Date, Motorola Mobility will own approximately 24,500 patents and patent applications, worldwide. These include substantially all of the patents unique to the Mobile Devices and Home businesses, and a number of other patent families allocated to Motorola Mobility and intended in part to mitigate certain intellectual property risks associated with operation as a new entity.

Motorola Mobility’s patent portfolio generally relates to wireless, audio, video, security, user interface and product design, along with applications and services related to our products.

Upon the Distribution Date, the Mobile Devices business segment will have approximately 14,600 granted patents and 6,700 pending patent applications, worldwide, substantially related to the Mobile Devices product portfolio. This patent portfolio includes numerous patents related to various industry standards, including 2G, 3G, 4G, H.264, MPEG-4, 802.11, open mobile alliance (“OMA”) and near field communication (“NFC”). Motorola is an active participant in the development of these and other industry related standards, and has developed a significant portfolio of standards related patents. The patent portfolio also includes substantial sets of patents related to strategic areas of the product portfolio or business including audio codec technology, UI, power management, location based services, wireless email, and other smartphone related applications and services.

Upon the Distribution Date, the Home business segment will have approximately 1,900 granted patents and 1,300 pending patent applications, worldwide, substantially related to the Home product portfolio. We have contributed intellectual property in the industry standards setting process, including MPEG video compression, ATSC for digital TV transmission and DOCSIS for data transmission over cable systems. We seek to focus our intellectual property portfolio upon our core enabling technologies, such as digital compression, encryption and conditional access systems to protect technology we consider important to our business strategy. We develop and maintain our competitive position based on our proprietary knowledge and ongoing technological innovation, and periodically seek to include our proprietary technologies in certain patent pools that support the implementation of standards. We are a founder of MPEG LA, LLC, the patent licensing authority established to foster broad deployment of MPEG-2-compliant systems and have recently joined the MPEG-4 Visual patent pool as a licensor. In addition, we have licensed our digital conditional access technology, DigiCipher® II, to other equipment suppliers. Our joint ventures with Comcast also support the development and licensing of conditional access technology.

Many of the patents owned by Motorola Mobility on the Distribution Date are used in its operations or licensed for use by others, and Motorola Mobility is licensed to use certain patents owned by others. We enter into license agreements with other industry participants, both as licensor and licensee, covering our products and products of the other party to the cross-license. Royalty and licensing fees vary from year to year and are subject to the terms of the license agreements and sales volumes of the products subject to licenses. The freedom of action afforded to our operations by virtue of these license agreements is important to our competitive position. After the distribution, we will no longer be the beneficiary of some of Motorola, Inc.’s intellectual property arrangements, including cross-licenses, and will be engaged in the negotiation of assignments of certain other existing license agreements.

From time to time, third-parties may and do assert their patent, copyright, trademark and other intellectual property rights against technologies that are important to our business segments. Our ability to develop products and related technologies protected by intellectual property rights will be a significant factor in determining our competitiveness in our target markets.

Motorola Mobility intends to continue to obtain patents and trademarks as part of its intellectual property strategy going forward.

Environmental

During 2009, compliance with federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, did not have a material effect on capital expenditures, earnings or the competitive position of Motorola Mobility.

Employees

At December 31, 2009, there were approximately 20,000 employees in the Mobile Devices and Home businesses of Motorola, Inc. and its subsidiaries. In addition, the Mobile Devices and Home businesses that comprise Motorola Mobility share employees with the other businesses of Motorola, Inc. and those employees are not included in the figures above. At the Distribution Date, we expect to have approximately 21,000 employees reflecting the addition of a portion of those who were historically shared corporate employees with Motorola, Inc.

Payment Terms

Payment terms vary worldwide, depending on the arrangement. In North America, payment is generally due 30 to 60 days from the invoice date. In regions outside of North America, terms vary widely but are typically limited to no more than 90 days.

As required for competitive reasons, extended payment terms are provided to customers from time to time on a limited basis. The Company’s payment terms are consistent with industry practice, as many of our contracts are awarded through a competitive bid process. When required for competitive reasons, we may provide long-term financing in connection with equipment purchases. Financing may cover all or a portion of the purchase price.

Backlog

Motorola Mobility’s aggregate backlog position for all Motorola Mobility segments, as of the end of the last two fiscal years, was approximately as follows:

December 31, 2009	$787 million
December 31, 2008	$721 million

The Mobile Devices segment’s backlog (excluding any deferred revenue) was $409 million at December 31, 2009, compared to $290 million at December 31, 2008. This increase in backlog is primarily due to demand for smartphones that were launched in the fourth quarter of 2009. The Home segment’s backlog was $378 million at December 31, 2009, compared to $431 million at December 31, 2008. The orders supporting the 2009 backlog amounts are believed to be generally firm, and 100% of the backlog on hand at December 31, 2009 is expected to be recognized as revenue in 2010. The forward-looking estimate of the firmness of such orders is subject to future events that may cause the amount recognized to change.

Regulatory Matters

Radio frequencies are required to provide wireless services. The allocation of frequencies is regulated in the U.S. and other countries, and limited spectrum space is allocated to wireless services. The growth of the wireless communications may be affected if adequate frequencies are not allocated or, alternatively, if new technologies are not developed to better utilize the frequencies currently allocated for such use. Industry growth may also be affected by the cost of the new licenses required to use frequencies and any related frequency relocation costs. The U.S. leads the world in spectrum deregulation, allowing new wireless communications technologies to be developed and offered for sale. Examples include wireless local area network systems, such as wireless fidelity (“WiFi”) and wide area networks, such as LTE. Other countries have also deregulated portions of their available spectrum to allow deployment of these and other new technologies. Deregulation may introduce new competition and new opportunities for us and our customers.

Many of the products sold by our business are subject to regulation by the FCC in the U.S. and other communications regulatory agencies around the world. In addition, our customers, and their networks into which our products are incorporated, are subject to government regulation. Government regulatory policies affecting either the willingness or the ability of cable and telecommunication operators, wireless operators and wireline operators to offer certain services, or the terms on which these operators offer the services and conduct their business, may have a material adverse effect on our results. The FCC continues to examine ways to promote commercial availability of retail video CPE devices that can deliver multichannel video programming distributor (“MVPD”) content to consumers. While the FCC has not formally proposed any new regulatory mandates in this area, changes to the existing framework could impact our set-top box business. During 2009, the FCC proposed a National Broadband Plan to the U.S. Congress outlining its strategic vision for the next decade. The plan responds to a Congressional mandate to “use broadband to achieve national purposes, while improving the economics of deployment and adoption.” Included in the plan are recommendations for spectrum allocation for wireless broadband use and broadband subsidies. Long-term goals include providing affordable high speed access and encouraging mobile innovation. The FCC plan calls for providing access to 100 million households with 100 megabits per second (“Mbps”) speeds by 2020 and at least one gigabit per second (“Gbps”) speeds at anchor institutions such as schools, hospitals and military installations. If implemented, the National Broadband Plan may result in increased sales opportunities for the Home businesses as well as increased competition. Other countries have also deregulated portions of their available spectrum to allow deployment of these and other new technologies. Deregulation may introduce new competition and new opportunities for us and our customers.

Beginning in 2007, FCC regulation required the separation of security functionality from cable set-top boxes, resulting in increased competition for sales of set-top boxes to cable operators and enabling retail distribution of TV and other video devices capable of access encrypted cable programming.

Inventory, Raw Materials, Right of Return and Seasonality

Our practice is to carry reasonable amounts of inventory in manufacturing and distribution centers in order to meet customer delivery requirements in a manner consistent with industry standards. At the end of 2009, both the Mobile Devices segment and Home segment had a significantly lower net inventory balance than at the end of 2008. The decrease reflects significant improvements in supply chain management practices adjusted to market demand.

Availability of materials and components is relatively dependable. However, fluctuations in supply and market demand could cause selective shortages and affect results. We currently source certain materials and components from single vendors. Any material disruption from a single-source vendor may have a material adverse impact on our results of operations. If certain key suppliers were to become capacity constrained or insolvent, it could result in a reduction or interruption in supplies or an increase in the price of supplies and adversely impact our financial results.

Natural gas, electricity, and, to a lesser extent, oil are the primary sources of energy required for our manufacturing operations and each of these resources are currently in generally adequate supply for our operations. In addition, the cost of operating our facilities and freight costs are dependent on world oil prices, which steadily increased during 2009, adversely impacting our manufacturing and shipping costs. Labor is generally available in reasonable proximity to our manufacturing facilities. However, difficulties in obtaining any of the aforementioned resources or a significant cost increase could affect our results.

The Mobile Devices segment permits product returns under limited circumstances in order to remain competitive with current industry practices. The Home business generally does not permit customers to return products, other than under standard warranty provisions.

The Mobile Devices segment typically experiences sequentially higher sales in the fourth calendar quarter and sequentially lower sales in the first calendar quarter of each year due to seasonal trends in the wireless mobile device industry. The Home segment has not experienced seasonal buying patterns for its products.

Properties/Manufacturing

Motorola Mobility’s principal executive offices are located at 600 North U.S. Highway 45, Libertyville, Illinois 60048. This location also is the headquarters of our Mobile Devices business. Our Home business headquarters are in Horsham, Pennsylvania. Motorola Mobility also operates manufacturing facilities and sales offices in other U.S. locations and in many other countries. Motorola Mobility owns eight facilities (manufacturing, sales, service and office), five of which are located in the Americas Region (U.S., Canada, Mexico, Central and South America) and three of which are located in other countries. Motorola Mobility leases 68 facilities, 31 of which are located in the Americas Region and 37 of which are located in other countries. Motorola Mobility primarily utilizes three major facilities for the manufacturing and distribution of its products. These facilities are located in: Tianjin, China; Jaguariuna, Brazil; and Hsin Tien, Taiwan.

Motorola Mobility generally considers the productive capacity of the plants operated by each of its business segments to be adequate and sufficient for the requirements of each business group. The extent of utilization of such manufacturing facilities varies from plant to plant and from time to time during the year.

A substantial portion of Motorola Mobility’s products are manufactured in Asia, primarily China, either in our own facilities or in the facilities of third-parties who manufacture and assemble products for us. If manufacturing in the region or by the small number of third-party suppliers and manufacturers who make a significant portion of our products were disrupted, Motorola Mobility’s overall productive capacity could be significantly reduced.

Legal Proceedings

Motorola Mobility will assume the liabilities for all actions, claims, demands, disputes, lawsuits, arbitrations, inquiries, proceedings or investigations (referred to as “Actions” or an “Action”) to the extent relating to the Mobile Devices and Home businesses in which Motorola, Inc. or any of its subsidiaries is a defendant or the party against whom the Action is directed. Motorola Mobility will conduct the defense of most of the Actions it assumes at its sole cost and expense and Motorola Mobility will be responsible for all liabilities resulting from the Actions it assumes. The liability for and conduct of the defense of certain Actions that relate in part to our businesses and in part to the remaining Motorola, Inc. businesses will be allocated between Motorola Mobility and Motorola, Inc. and its affiliates, as agreed to by the parties. Motorola, Inc. and its affiliates will continue to be liable for all other Actions. If Motorola, Inc. or its affiliate is named as a defendant or is a party against whom the Action is directed, Motorola, Inc. or such affiliate may participate in any Action Motorola Mobility assumes at its cost and expense and Motorola Mobility will cooperate with Motorola, Inc. in any settlement of an Action it assumes. If an Action is commenced after the distribution naming Motorola Mobility and Motorola, Inc. as defendants and one party is a nominal defendant, the other party will use commercially reasonable efforts to have the nominal defendant removed from the Action.

Personal Injury Cases

Cases relating to Wireless Telephone Usage

Farina v. Nokia, Inc., et al.

On April 19, 2001, Farina v. Nokia, Inc., et al., was filed in the Pennsylvania Court of Common Pleas, Philadelphia County. Farina, filed on behalf of a Pennsylvania class, claimed that the failure to incorporate a remote headset into cellular phones or warning against using a phone without a headset rendered the phones defective by exposing users to alleged biological injury and health risks and sought compensatory damages and injunctive relief. After removal to federal court, transfer and consolidation with now-dismissed similar cases, an appeal, remand to state court and a second removal, the case proceeded in the federal district court in Philadelphia. The original complaint was amended to add allegations that cellular telephones sold without headsets are defective because they present a safety risk when used while driving. In the current complaint, Plaintiff seeks actual damages in the form of the greater of $100 or the difference in value of a Motorola, Inc. phone as delivered and with a headset, the amount necessary to modify the phones to permit safe use, out of pocket expenses, including the purchase of headsets, treble damages and attorney’s fees and costs. On September 2, 2008, the federal district court in Philadelphia dismissed the Farina case, finding that the complaint is preempted by federal law. On September 30, 2008, Plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit. No decision on the appeal has been issued to date.

The Murray Cases

During 2001 and 2002, several cases were filed in the Superior Court of the District of Columbia alleging that use of a cellular phone caused a malignant brain tumor: Murray v. Motorola, Inc., et al., filed November 15, 2001; Agro, et al. v. Motorola, Inc., et al., filed February 26, 2002; Cochran, et al. v. Audiovox Corporation, et al., filed February 26, 2002, and Schofield, et al. v. Matsushita Electric Corporation of America, et al., filed February 26, 2002 (collectively the “Murray cases”). Each complaint seeks compensatory damages in excess of $25 million, consequential damages in excess of $25 million and punitive and/or exemplary damages in excess of $100 million. After removal to federal court, transfer, consolidation and remand, the defendants moved to dismiss the Murray cases on November 30, 2004. On August 24, 2007, the Superior Court granted the defendants’ motion and dismissed the cases with prejudice on federal preemption grounds. On September 20, 2007, Plaintiffs appealed the dismissal to the District of Columbia Court of Appeals.

On October 30, 2009, the Court of Appeals affirmed the decision in part and reversed the decision in part. The Court affirmed dismissal of claims challenging the adequacy of the FCC’s Standards on conflict preemption grounds. The Court also held that Plaintiffs’ claims may not be preempted to the extent they are based on allegations that their injuries were caused by wireless phones that did not comply with the FCC’s Radio Frequency (“RF”) exposure standards passed in 1996 (regardless of when Plaintiffs purchased their phones). The Court further held that claims asserted under DC Code Section 28-3904 (DC unlawful trade practices act) alleging that defendants provided false and misleading information about cell phones or omitted to disclose material information may not be preempted if Plaintiffs are able to base their claims on allegations that do not challenge the adequacy of the FCC’s safety standards. The Court remanded the cases to the Superior Court.

On May 3, 2010, Plaintiffs filed amended complaints. Plaintiffs’ amended complaints assert the same claims raised in their previous complaints but purport to limit their claims to those involving: (1) phones manufactured before the FCC adopted its Specific Absorption Rate standards in 1996, (2) post-1996 phones that do not comply with the FCC’s standards, and (3) allegedly non-preempted claims sounding in misrepresentation, non-disclosure, and failure to warn. Plaintiffs have not changed their allegations regarding the Motorola phones they allegedly purchased and used, other than to assert that none of the Motorola phones they purportedly purchased was compliant with the FCC’s Specific Absorption Rate standards. Plaintiffs seek the same damages as in the original complaints.

The Marks Case

On May 5, 2010, Alan and Ellen Marks filed suit in the Superior Court of the District of Columbia alleging that use of a cellular phone caused Alan Marks’ malignant brain tumor (“Marks Case”). The complaint is based on the same legal theories and factual allegations as the Murray cases and seeks compensatory damages of $25 million, consequential damages in excess of $25 million and punitive and/or exemplary damages of $100 million.

Dahlgren v. Motorola, Inc., et al.

On September 9, 2002, Dahlgren v. Motorola, Inc., et al., was filed in the D.C. Superior Court containing class claims alleging deceptive and misleading actions by defendants for failing to disclose the alleged “debate” related to the safety of wireless phones reflected in studies that allegedly show wireless phones can cause harm. On December 9, 2005, Plaintiff filed an amended complaint in Dahlgren. On March 5, 2008, the court stayed Dahlgren pending the outcome of Murray v. Motorola, Inc., et al. After the Murray decision, the Court lifted the stay and the Plaintiff amended the complaint to remove the class allegations and sue in a representative capacity on behalf of the General Public of the District of Columbia. Dahlgren seeks treble damages or statutory damages in the amount of $1,500 per violation, whichever is greater, disgorgement of profits, punitive damages, attorneys’ fees, costs or disbursements. On July 8, 2010, the court granted Defendant’s motion to dismiss in part and denied it in part. The court dismissed claims asserting that Defendants failed to disclose the “safety debate” regarding cellular telephones and certain claims pre-dating October 2000. The court denied Defendants’ argument that federal preemption barred Plaintiff’s claims in their entirety. Plaintiff filed a third amended complaint on September 21, 2010.

Patent Related Cases

Microsoft Corporation v. Motorola, Inc.

On October 1, 2010, Microsoft Corporation filed actions in the International Trade Commission (“ITC”) and the United States District Court for the Western District of Washington (“District Court”) alleging patent infringement against Motorola, Inc. The complaints allege infringement of nine patents based on Motorola, Inc.’s manufacture, use, importation, and offering for sale of Android-based mobile phones. The ITC complaint seeks exclusion and cease and desist orders. The District Court complaint seeks unspecified monetary damages and injunctive relief.

Personalized Media Communications, L.L.C. v. Motorola, Inc. et al.,

On February 19, 2008, Personalized Media Communications, L.L.C. filed an action for patent infringement against Motorola, Inc. and two other defendants in Personalized Media Communications, L.L.C. v. Motorola, Inc. et al., in the U.S. District Court for the Eastern District of Texas. The amended complaint alleges infringement of five patents by Motorola, Inc. The complaint alleges that Motorola, Inc. directly infringes, contributorily infringes or induces others to infringe the patents-in-suit by marketing, making, using and/or selling broadband transmission products, content origination products, head end products, digital set-top products and software products and services used in conjunction with digital set-tops. The complaint seeks unspecified monetary damages and injunctive relief.

Wi-LAN Inc. v. Research in Motion Corporation. et al.,

On June 19, 2008, Wi-LAN Inc. filed an action for patent infringement against Motorola, Inc. and other defendants in Wi-LAN Inc. v. Research in Motion Corporation. et al., in the U.S. District Court for the Eastern District of Texas. The complaint alleges infringement of two patents by Motorola, Inc. The complaint alleges that Motorola, Inc. has been, and is now, infringing, by way of inducement and/or contributory infringement, the patents-in-suit by making, using, offering for sale, importing, and/or selling mobile handsets and/or other products compliant with the IEEE 802.11 and/or CDMA2000 standards that fall within the scope of at least one claim of each of the patents-in-suit. The complaint seeks unspecified monetary damages and injunctive relief. On June 2, 2010, Wi-LAN Inc. filed a second action for patent infringement against Motorola, Inc. and other defendants in Wi-LAN Inc. v. Acer, Inc., et al. in the U.S. District Court for the Eastern District of Texas. The second complaint alleges infringement of two additional patents by Motorola, Inc. The second complaint alleges that Motorola, Inc. is infringing, directly and indirectly by way of inducement and/or contributory infringement the patents-in-suit by making, using, offering for sale, importing, and/or selling products with wireless capability complaint with the Bluetooth standards. The second complaint seeks unspecified monetary damages and injunctive relief.

Panasonic Corporation v. Freescale Semiconductor, Inc. et al.

On April 1, 2010, Panasonic Corporation filed complaints for patent infringement against several Freescale Semiconductor entities and its customers (including Motorola, Inc.) in Certain Large Scale Integrated Circuit Semiconductor Chips and Products Containing Same, in the U.S. International Trade Commission and in Panasonic Corporation v. Freescale Semiconductor, Inc., in the U.S. District Court for the District of New Jersey. The complaints allege infringement of two patents by Freescale components used in products by Motorola, Inc. The complaints allege that Motorola, Inc. manufactures, uses, offers for sale, sells for importation, imports or sells after importation into the U.S. components that infringe claims of the patents-in-suit, including mobile phones that contain semiconductor chips supplied by Freescale Semiconductor. The ITC complaint seeks exclusion and cease and desist orders. The New Jersey complaint seeks unspecified monetary damages and injunctive relief.

Tax Proceedings in Brazil

Brazilian authorities have proposed tax assessments against the Company’s Brazilian subsidiary relating to technology transfer taxes, duties, value added taxes and certain other taxes related to the subsidiary’s operations. The Brazilian tax authorities have asserted the various claims against the Company’s Brazilian subsidiary for calendar years 1997 through 2010. The various tax assessment matters are progressing through the multiple levels of administrative and judicial review available in Brazil. Due to the complexities and uncertainty surrounding the judicial process in Brazil and the nature of the claims asserted, we do not expect a final judicial determination for several years.

For additional information regarding litigation and its potential impact on the Company, see the section entitled “Risk Factors” included elsewhere in this Information Statement.

The Company is involved in various other lawsuits, claims and investigations arising in the normal course of business and relating to our business, such as intellectual property disputes, contractual disputes, and employment matters. The Company will assume the defense and/or liability for such cases from Motorola, Inc. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on Motorola Mobility’s combined financial position, liquidity or results of operations. However, an unfavorable resolution could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth the information as of October 1, 2010 regarding the individuals who are expected to serve as our executive officers following the distribution and their anticipated titles following the distribution. All of these individuals are currently employees of Motorola, Inc. or its subsidiaries. After the distribution, none of these individuals will continue to be employees of Motorola, Inc. Additional executive officers will be appointed prior to the distribution and information concerning those executive officers will be included in an amendment to this Information Statement.

Name	Age	Position(s)

Sanjay K. Jha	47	Chief Executive Officer

Marc E. Rothman	45	Chief Financial Officer

John R. Bucher	50	Chief Strategy Officer

Scott A. Crum	54	Chief People Officer

Daniel M. Moloney	51	President

D. Scott Offer	45	General Counsel

William C. Ogle	43	Chief Marketing Officer

Geoffrey S. Roman	58	Chief Technology Officer

DR. SANJAY K. JHA, Principal Occupation: Chief Executive Officer

Dr. Jha joined Motorola, Inc. in August 2008 as Co-Chief Executive Officer of Motorola, Inc. and Chief Executive Officer of the Mobile Devices business. In February 2010, Dr. Jha also became the Chief Executive Officer of Motorola, Inc.’s Home business. In connection with the Separation, since June 2010, Dr. Jha has also served as Chief Executive Officer of Motorola Mobility Holdings, Inc. and Motorola Mobility, Inc. Prior to joining Motorola, Inc., Dr. Jha served as Executive Vice President and Chief Operating Officer of Qualcomm, Inc. from December 2006 to August 2008. Dr. Jha also served as Executive Vice President and President of Qualcomm CDMA Technologies (QCT), Qualcomm’s chipset and software division, from January 2003 to December 2006.

MARC E. ROTHMAN, Principal Occupation: Senior Vice President and Chief Financial Officer

Mr. Rothman joined Motorola, Inc. in January 2000, as a part of Motorola, Inc.’s acquisition of General Instrument. Since February 2010, Mr. Rothman has served at Motorola, Inc. as Senior Vice President, Finance, Chief Financial Officer, Mobile Devices and Home business. In connection with the Separation, since June 2010, Mr. Rothman has also served as Senior Vice President and Chief Financial Officer of Motorola Mobility Holdings, Inc. and Motorola Mobility, Inc. From March 2008 to February 2010, Mr. Rothman served as Senior Vice President, Finance, Chief Financial Officer, Mobile Devices business. From June 2007 to March 2008, Mr. Rothman served as Senior Vice President, Finance, Corporate Controller of Motorola, Inc. From March 2006 to May 2007, he served as Senior Vice President, Finance, Networks and Enterprise Mobility Solutions. From June 2003 to March 2006, he served as Senior Vice President, Finance, Government and Public Safety and Networks.

JOHN R. BUCHER, Principal Occupation: Corporate Vice President, Chief Strategy Officer

Mr. Bucher joined Motorola, Inc. in June 2010 as Corporate Vice President, Strategy, Mobile Devices and Home business. In connection with the Separation, since August 2010, Mr. Bucher has also served as Corporate Vice President, Chief Strategy Officer of Motorola Mobility, Inc. From May 2007 to June 2010, Mr. Bucher served as Financial Analyst, PRIMECAP Management Company and from June 2000 to May 2007 he served as a sell-side equity research analyst for BMO Capital Markets where he was also designated a Managing Director.

SCOTT A. CRUM, Principal Occupation: Senior Vice President, Chief People Officer

Mr. Crum joined Motorola, Inc. in July 2010 as Senior Vice President, Human Resources, Mobile Devices and Home business. In connection with the Separation, since July 2010, Mr. Crum has also served as Senior Vice President, Chief People Officer of Motorola Mobility, Inc. Prior to joining Motorola, Mr. Crum served as Senior Vice President and Director, Human Resources ITT Corporation from September 2002 to July 2010. Prior to joining ITT, Mr. Crum was the head of Human Resources for General Instrument Corporation and became Corporate Vice President, Human Resources, when that company was acquired by Motorola, Inc.

DANIEL M. MOLONEY, Principal Occupation: President

Mr. Moloney rejoined Motorola, Inc. in September 2010 as Executive Vice President, Mobile Devices and Home business. In connection with the Separation, since September 2010, Mr. Moloney has also served as President of Motorola Mobility, Inc. Prior to rejoining Motorola, Mr. Moloney served as President and Chief Executive Officer, Technitrol, Inc. from March 2010 to August 2010. From February 2010 to March 2010, Mr. Moloney served at Motorola, Inc. as Executive Vice President, President, Home, and as Executive Vice President, President, Home and Networks Mobility from April 2007 to February 2010. Mr. Moloney also served at Motorola, Inc. as Executive Vice President, President, Connected Home Solutions from January 2005 to April 2007.

D. SCOTT OFFER, Principal Occupation: Senior Vice President and General Counsel

Mr. Offer joined Motorola, Inc. in August 1990. Since May 2010, Mr. Offer has served at Motorola, Inc. as Senior Vice President, Law, Mobile Devices and Home business. In connection with the Separation, Mr. Offer has also served as Senior Vice President and General Counsel of Motorola Mobility, Inc. since July 2010 and as Senior Vice President and General Counsel of Motorola Mobility Holdings, Inc. since August 2010. From April 2006 to February 2010, Mr. Offer served at Motorola, Inc. as Corporate Vice President, Law, Mobile Devices business and Vice President Law, Mobile Devices from March 2004 to April 2006.

WILLIAM C. OGLE, Principal Occupation: Senior Vice President, Chief Marketing Officer

Mr. Ogle joined Motorola, Inc. in July 2009 as Senior Vice President, Chief Marketing Officer, Mobile Devices. In connection with the Separation, since July 2010, Mr. Ogle has also served as Senior Vice President, Chief Marketing Officer of Motorola Mobility, Inc. From October 2007 to June 2009, Mr. Ogle served as Chief Marketing Officer, Samsung Telecommunications America, Inc. Prior to that position, Mr. Ogle served as Chief Marketing Officer, Pizza Hut, Inc. from January 2006 to September 2007 and Chief Concept Development Officer, Pizza Hut, Inc. from November 2003 to January 2006.

GEOFFREY S. ROMAN, Principal Occupation: Senior Vice President, Chief Technology Officer

Mr. Roman joined Motorola, Inc. in January 2000 with the acquisition of General Instrument Corporation. Since June 2010, Mr. Roman has served at Motorola, Inc. as Senior Vice President, Chief Technology Officer, Mobile Devices and Home business. In connection with the Separation, since July 2010, Mr. Roman has also served as Senior Vice President, Chief Technology Officer of Motorola Mobility, Inc. Prior to that position, Mr. Roman served at Motorola, Inc. as Senior Vice President, Strategy, Business Development, Technology, and Quality, Home and Networks Mobility from June 2007 to June 2010 and as Corporate Vice President, Strategy and Business Development, Connected Home Solutions from August 2002 to June 2007.

Board of Directors Following the Distribution

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the distribution. See the section entitled “Executive Officers Following the Distribution” for Dr. Jha’s biographical information. We are in the process of identifying the individuals who will be our directors following the distribution, and we expect to provide details regarding these individuals in an amendment to this Information Statement. The following table sets forth information as of October 1, 2010 regarding individuals who are expected to serve as our directors following the distribution.

Name	Age	Position(s)

Sanjay K. Jha	47	Director

William R. Hambrecht	75	Director

WILLIAM R. HAMBRECHT, Principal Occupation: Chairman and Chief Executive Officer of WR Hambrecht + Co.

Mr. Hambrecht has been Founder, Chairman and Chief Executive Officer of WR Hambrecht + Co., a financial services firm, since December 1997. Mr. Hambrecht co-founded Hambrecht & Quist in 1968. Mr. Hambrecht is a director of Motorola, Inc., AOL Inc., Decision Economics and the Ironstone Group. Mr. Hambrecht serves on the Board of Trustees for The American University of Beirut and he also serves on the Advisory Council to The J. David Gladstone Institutes. In October 2006, Mr. Hambrecht was inducted to the American Academy of Arts and Sciences. Mr. Hambrecht graduated from Princeton University.

Qualifications of Directors

The Company believes the Board should be comprised of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to the Company. Pursuant to its charter, the Governance and Nominating Committee will carefully consider the skills and experiences of directors and nominee candidates to ensure that they meet the needs of the Company before nominating directors for election to the Board. All of our non-employee directors are expected to serve on Board committees, further supporting the Board by providing expertise to those committees. The needs of the committees will also be reviewed when considering nominees to the Board.

The Board is expected to be comprised of active and former senior executives of major corporations and individuals with experience in various fields. As such, they are expected to have a deep working knowledge of matters common to large companies, generally including experience with financial statement preparation, compensation determinations, regulatory compliance, corporate governance, public affairs and legal matters. Many of our directors are likely to serve on the boards of one or more other publicly traded companies. We believe the Company benefits from the diverse experience and expertise our directors gain from serving on those boards. We also believe for effective board governance and collaboration it is important to have Dr. Jha, our CEO, serve on the Board.

Our directors are qualified to serve as directors and members of the Committees on which they will serve based on the following experience:

Mr. Hambrecht’s experience as the chairman and chief executive officer of an investment banking firm focusing on high-tech companies, together with his experience as a member of the Motorola, Inc. Board of Directors.

Composition of the Board of Directors

We currently expect that, upon the consummation of our separation, our Board of Directors will consist of [—] members, at least a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE.

Committees of the Board of Directors

Our Board of Directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon distribution, our Board of Directors will have the following committees:

Audit Committee. The functions of the Audit Committee include:

•

assisting the Board of Directors in fulfilling its oversight responsibilities as they relate to our Company’s accounting policies, internal controls, disclosure controls and procedures, financial reporting practices, legal and regulatory compliance and overall financial posture, financial risk and capital structure;

•	hiring the independent registered public accounting firm and monitoring the qualifications, independence and performance of that firm and the performance of the internal auditors;

•

maintaining, through regularly scheduled meetings, a line of communication between the Board and our Company’s financial management, internal auditors and independent registered public accounting firm;

•	overseeing compliance with our Company’s policies for conducting business, including ethical business standards; and

•	preparing the report of the committee included in any proxy statement.

The Audit Committee will be comprised of three or more members such that it meets the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and in accordance with the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the Board of Directors in its business judgment. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless our Board of Directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Audit Committee charter, which will be available on the Company’s website: www.[—].com.

Compensation Committee. The functions of the Compensation Committee include:

•

assisting the Board of Directors in overseeing the management of our Company’s human resources including: (1) compensation and benefits programs; (2) CEO performance and compensation; and (3) executive development and succession and diversity efforts;

•	overseeing the evaluation of our Company’s senior management;

•	reviewing and discussing the Compensation Discussion and Analysis (“CD&A”) with management and making a recommendation to the Board on the inclusion of the CD&A in any proxy statement; and

•	preparing the report of the committee included in any proxy statement.

The Compensation Committee will be comprised entirely of independent directors, each of whom will meet the NYSE listing independence standards and our Company’s independence standards.

In carrying out its duties, the Compensation Committee will have direct access to outside advisors, independent compensation consultants and others to assist them. The committee may decide to direct its consultant to conduct market studies, review publicly available market data and be readily available for consultation with this committee and its members regarding such matters.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Compensation Committee Charter, which will be available on the Company’s website: www.[—].com.

Governance and Nominating Committee. The functions of the Governance and Nominating Committee include:

•	identifying individuals qualified to become Board members, consistent with the criteria approved by the Board;

•	recommending director nominees and individuals to fill vacant positions;

•	assisting the Board in interpreting our Company’s Board Governance Guidelines, the Board’s Principles of Conduct and any other similar governance documents adopted by the Board;

•	overseeing the evaluation of the Board and its committees; and

•	generally overseeing the governance and compensation of the Board.

The Governance and Nominating Committee will be composed entirely of independent directors, each of whom will meet the NYSE listing independence standards and our Company’s independence standards.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Governance and Nominating Committee Charter, which will be available on the Company’s website: www.[—].com.

Selection of Nominees for Directors

As stated in the Motorola Mobility Holdings, Inc. Board Governance Guidelines, when selecting directors, the Board and the Governance and Nominating Committee will review and consider many factors, including experience in the context of the Board’s needs, leadership qualities, diversity, ability to exercise sound judgment, existing time commitments and independence. It will also consider ethical standards and integrity.

The Governance and Nominating Committee will consider nominees recommended by Motorola Mobility stockholders provided that the recommendation contains sufficient information for the Governance and Nominating Committee to assess the suitability of the candidate, including the candidate’s qualifications. Candidates recommended by stockholders that comply with these procedures will receive the same consideration that candidates recommended by the Committee and management receive.

The Governance and Nominating Committee will consider recommendations from many sources, including members of the Board, management and search firms. From time to time, we expect that Motorola Mobility will hire global search firms to help identify and facilitate the screening and interview process of director nominees. We expect that the search firm will screen candidates based on the Board’s criteria, perform reference checks, prepare a biography for each candidate for the Committee’s review and help set up interviews. The Committee and the Chairman of the Board will conduct interviews with candidates who meet the Board’s criteria.

Decision-Making Process to Determine Director Compensation

The Governance and Nominating Committee of Motorola Mobility will recommend to the Motorola Mobility Board the compensation for non-employee directors, which is to be consistent with market practices of other similarly situated companies and is to take into consideration the impact on non-employee directors’ independence and objectivity. In carrying out its duties, the Governance and Nominating Committee will have direct access to outside advisors, including independent compensation advisors. The charter of the Governance and Nominating Committee will not permit the Committee to delegate director compensation matters to management and management has no role in recommending the amount or form of director compensation.

Decision-Making Process to Determine Executive Compensation

The Board will delegate to the Compensation Committee the responsibility to oversee the programs under which compensation is paid or awarded to Motorola Mobility’s executives and to evaluate the performance of its senior management. The Compensation Committee will be responsible for bringing recommended compensation actions involving the CEO to the Board for its concurrence. The Global Rewards department in Motorola Mobility’s Human Resources organization will support the Compensation Committee in its work and, in some cases, may act pursuant to delegated authority from the Compensation Committee to fulfill various functions in administering its compensation programs.

In carrying out its duties, the Compensation Committee will have direct access to outside advisors, independent compensation consultants and others to assist them. For more information, see the section entitled “Compensation Discussion and Analysis”. Further, for a discussion of the role of the Motorola, Inc. Compensation Committee’s independent compensation consultant in determining executive compensation, see the section entitled “Independent Consultant Review of Dr. Jha’s Compensation” in the “Compensation Discussion and Analysis”. Motorola Mobility expects that its Compensation Committee will similarly employ its own independent compensation consultant to assist in its compensation decisions for its executive officers.

Leadership Structure of the Board

The Board is led by [—]. The Board will decide the appropriate structure to support the Company in its transition to an independent, publicly traded company. [—] acts as the presiding director at meetings of the independent directors.

Board’s Role in the Oversight of Risks

The Board of Directors will oversee the business of the Company, including CEO and senior management performance and risk management, to assure that the long-term interests of the stockholders are being served. Each committee of the Board of Directors will also be responsible for reviewing the risk exposure of the Company related to the committee’s areas of responsibility and providing input to management on such risks.

Management will establish a robust process embedded throughout the Company to identify, analyze, manage and report all significant risks facing the Company. Each Board committee will review with management significant risks related to the committee’s area of responsibility and report to the Board on such risks, which includes the Compensation Committee’s review of Company-wide compensation-related risks. The independent Board members also discuss the Company’s significant risks when they meet in executive session without management.

Our Company’s Audit Services department has a very important role in the risk management program. The role of the department is to provide management and the Audit Committee with an overarching and objective view of the risk management activity of the enterprise. The department’s engagements span financial, operational, strategic and compliance risks and the engagement results assist management in maintaining tolerable risk levels. The director of the department will work directly with the Audit Committee and meet regularly with the committee, including in executive session.

Communications with the Board of Motorola Mobility Holdings, Inc.

All communications to the Board of Directors, Chairman of the Board, the non-management directors or any individual director, must be in writing and addressed to them c/o Secretary, Motorola Mobility Holdings, Inc., 600 North US Highway 45, Libertyville, Illinois 60048 or by email to boardofdirectors@[—].com.

Compensation of Non-Employee Directors

We will be asking our Board of Directors to approve the following non-employee director compensation. The director compensation recommendation was developed with the assistance of Compensia, an independent compensation consultant that is expected to advise our Board of Directors following the Separation.

Our non-employee director compensation is designed to provide competitive compensation and benefits that will attract and retain high quality directors, target director compensation at a level that is consistent with our compensation objectives and encourage ownership of our stock to further align directors’ interests with those of our stockholders.

Initially, we expect to pay non-employee directors an annual retainer of $75,000. We expect to pay each chair of a committee an additional annual retainer fee, as follows: (1) the chair of the Audit Committee, $25,000; (2) the chair of the Compensation Committee, $15,000; and (3) the chair of the Governance and Nominating Committee, $10,000. Each member of a committee other than the chair will receive an additional annual retainer fee, as follows: (1) member of the Audit Committee, $12,500; (2) member of the Compensation Committee, $7,500; and (3) member of the Governance and Nominating Committee, $5,000. We expect to permit a non-employee director to elect to receive all or a portion of his or her retainer and other fees in the form of restricted stock units (“RSUs”).

Annually, each non-employee director will receive an equity award with an aggregate fair market value on the date of grant of $150,000 (as described below), 50% of which will be in stock options and 50% of which will be in RSUs. These equity awards will fully vest on the first anniversary of the date of grant. The number of RSUs will be determined by dividing $75,000 by the closing price of our common stock on the date of grant. The number of shares of our common stock to be acquired pursuant to a stock option with a value of $75,000 will be determined based upon the Company’s standard method for valuing stock options for financial accounting purposes. The stock options will be granted with an exercise price equal to the closing price of our Company’s stock on the date of grant and will be exercisable for ten years from the date of grant. We intend to allow our non-employee directors to defer settlement of their vested RSUs.

A non-employee director who joins our Board after the annual grant will receive an equity award upon joining our Board which will be pro-rated based on the number of months to be served until the next annual equity award ($12,500 per month) divided by the closing price of our stock on the day of the award. We expect that the annual grant will be made following our annual election of directors. We also expect that non-employee directors joining the Board in connection with the Separation will receive a pro-rata equity award as described above following the Distribution Date. These pro-rata equity awards will fully vest on the first anniversary of the date of grant.

Non-employee directors will not receive any additional fees for attendance at meetings of the Board or its committees or for additional work done on behalf of the Board or a committee. We expect that our non-employee directors will also be covered by business travel and accident insurance, which we expect to maintain for their benefit when they travel on Company business, as well as group life insurance.

Director Compensation Table

The following table sets forth information concerning the 2009 compensation awarded by Motorola, Inc. to non-employee directors of Motorola, Inc. who will be non-employee directors of Motorola Mobility:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(3)	Non-Stock Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
William R. Hambrecht	$0	$220,003	$0	$0	$0	$0	$220,003

(1)	As described above, directors may elect to receive a portion of their retainer or other fees in the form of deferred stock units (“DSUs”). The amounts in column (b) are the portion of the annual retainer and any other fees the non-employee director has elected to receive in cash.

(2)	As described above, certain directors have elected to receive DSUs for a portion of their retainer or other fees. In addition, all non-employee directors received an annual grant of DSUs on May 7, 2009. All amounts in column (c) are the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), including dividend equivalents, as applicable. The number of DSUs received and the value of Motorola, Inc. common stock on each date of grant or purchase are as follows:

	March 31 - $4.23	May 7 - $6.22	June 30 - $6.63	September 30 - $8.59	December 31 - $7.76
Director	Deferred Stock Units	Annual Grant of Deferred Stock Units	Deferred Stock Units	Deferred Stock Units	Deferred Stock Units
William R. Hambrecht	5,910	19,293	3,771	2,910	3,222

(3)	As of December 31, 2009, the aggregate stock and option awards outstanding for the directors were as set forth below. For each director, the options to purchase Company stock listed below were exercisable at year end.

Director	Options	Deferred Stock Units	Restricted Stock/RSUs
William R. Hambrecht	0	59,805	0

(4)	Certain de minimis amounts (less than $50) were paid in cash in lieu of fractional shares.

(5)	The aggregate amount of perquisites and personal benefits, securities or property given to each named director valued on the basis of aggregate incremental cost to the Company was less than $10,000.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the distribution, Motorola Mobility Holdings, Inc. (“Motorola Mobility” or the “Company”) was a subsidiary of Motorola, Inc. (“Motorola, Inc.”) and each Named Executive Officer (“Named Executive Officer” or “NEO”) was employed by Motorola, Inc. or its subsidiaries. In connection with the distribution, the board of directors of the Company (“Motorola Mobility Board”) will form its own compensation committee. In this Compensation Discussion and Analysis, we refer to the Compensation and Leadership Committee of Motorola, Inc. as the Motorola, Inc. Compensation Committee and the Compensation Committee of our Company as our Compensation Committee. Following the distribution, our Compensation Committee will determine the Company’s executive compensation.

Motorola Mobility Compensation Philosophy After Separation

Motorola Mobility’s general rewards philosophy will provide programs that attract, retain, and motivate employees in a way that aligns to our business and people strategies. Rewards programs will generally target median market practices of the relevant competitor group for the industries and locations we operate in through designs that link to stockholder, company, business unit, and individual performance. Rewards levels will target median levels of the relevant competitor group for the industries and locations we operate in and our Compensation Committee and Dr. Jha will have the discretion to set individuals’ total compensation above or below the median market levels when the value of the individual’s experience, performance and specific skill set justifies variation. Motorola Mobility will strive to provide a total compensation package that is competitive with prevailing practices and allows for significant upside when superior financial performance is achieved, but not encourage unnecessary and excessive risk that could jeopardize the Company. Motorola Mobility has set the following guiding principles that will drive future Motorola Mobility rewards programs:

Market Competitiveness

The direct compensation programs (base, annual and long-term incentives) will be targeted at the median of the relevant competitor group, but may provide long-term incentive opportunities that are above the median for a select group of key talent. The mix of direct and indirect compensation will be competitive with the local labor market, striving to achieve market competitiveness for individual programs as appropriate given cost and complexity. The relevant competitor groups will be defined as Mobile Devices and Home business competitors and Mobile Devices and Home labor competitors.

Pay for Performance

The direct compensation programs (base, annual and long-term incentives) will be strongly linked to performance by (1) measuring performance at the individual, business segment and overall Company level, (2) leveraging performance management strategy, and (3) providing highly differentiated rewards at the individual and business segment level, as warranted by performance.

Additionally, the variable compensation programs (both short- and long-term) will provide for significant upside for superior financial performance, but not encourage unnecessary and excessive risk that could jeopardize the Company.

U.S. Employee Benefits

The benefits will be targeted at the median of the relevant competitor group and Company provided benefit plans will be designed to provide basic income protection security, focusing on (1) emphasizing wellness and prevention, (2) Company and employee cost sharing of health and welfare benefits at market-competitive levels, (3) Company and employee shared responsibility for providing competitive retirement benefits, and (4) may include benefits and perquisites that are reasonably competitive within our competitor group.

International Rewards

In addition to the above guiding principles, Company-provided benefit plans will follow statutory requirements and supplemental programs will be provided based on competitive practice, as appropriate given the cost and complexity of maintaining programs. Additionally, global assignment programs will be provided to support the seamless mobility of talent throughout the world.

Motorola Mobility Compensation Programs and Practices After Separation

Motorola Mobility’s compensation programs and practices that will be implemented in connection with the Separation will support the Motorola Mobility compensation philosophy described above and may differ from the Motorola, Inc. compensation programs and practices. Motorola Mobility’s compensation programs and practices are currently under review and have not been finalized. Motorola Mobility is expected to implement an annual incentive plan for calendar year 2011 in which Motorola Mobility employees will participate.

The Remainder of This Compensation Discussion and Analysis

Our historical compensation strategy has been primarily implemented by the Company’s senior management, in consultation with Motorola, Inc.’s senior management and the Motorola, Inc. Compensation Committee. The remainder of this Compensation Discussion and Analysis covers the 2009 executive compensation provided in the tables that follow for those executives expected to be the most highly compensated Motorola Mobility executive officers based on their 2009 compensation from Motorola, Inc.

Motorola, Inc. General Compensation Philosophy

Motorola, Inc.’s general compensation philosophy is to provide world-class reward strategies and programs that attract, retain and motivate the right people, in the right places, at the right time. Motorola, Inc. strives to provide a total compensation package that is competitive with the prevailing practices for the industries and countries in which it operates, allowing for above average total compensation when justified by business results and individual performance.

Executive Compensation Guiding Principles

Motorola, Inc.’s general compensation philosophy is further guided by the following principles specific to the executives:

•	a strong link between pay and performance—both at the company and the individual level;

•	the opportunity to receive total compensation above the prevailing market median for outstanding company performance and the correlation of total compensation with the level of success achieved;

•	strongly differentiated pay for superior performers that is proportional to their contributions to the company’s success;

•	alignment of the executives’ and stockholders’ interests to encourage management of the company from the perspective of owners with a meaningful equity stake;

•	a competitive total rewards package that enables Motorola, Inc. to attract, motivate and retain high-performing talent and that is competitive with other large-cap, high-tech companies;

•	appropriate incentives and compensation plans aligned with the company’s goals that avoid excessive risk taking and risk exposure;

•	retention of high performers through meaningful wealth creation opportunities; and

•	a simple and cost-efficient program design.

Components of Motorola, Inc.’s Compensation Program

Motorola, Inc.’s compensation program for the Named Executive Officers consists of:

•	base salary;

•	short-term incentives through the annual Motorola Incentive Plan (“MIP”);

•	long-term incentives through the Long-Range Incentive Plans (“LRIP”), other than for Dr. Jha, and equity grants;

•	executive benefits and perquisites; and

•	broad-based employee benefits.

With each component of the compensation program, Motorola, Inc. strives to align the interests of executives with the interests of stockholders—by attracting and retaining qualified individuals, by focusing on short-term and long-term performance goals, by requiring significant ownership in the company, and by linking individual performance to the company’s performance.

The Role of the Motorola, Inc. Compensation Committee and Executive Officers in Determining Compensation

Design

Motorola, Inc.’s senior leadership team, comprised of the Co-Chief Executive Officers (each, a “Co-CEO” and, together, the “Co-CEOs”) and certain executives designated by the Co-CEOs, provides recommendations regarding the design of the compensation program to the Motorola, Inc. Compensation Committee. Additionally, the Committee’s compensation consultant provides input on these recommendations from time to time. Upon Committee approval, the senior leadership team is responsible for executing the objectives of the approved compensation program. Each member of Motorola, Inc.’s senior leadership team approves all compensation actions for his or her respective part of the organization and is accountable for compliance with established governance procedures.

Actions

For Dr. Jha’s and Mr. Moloney’s specific compensation, the Global Rewards department in Motorola, Inc.’s Human Resources organization, together with the Senior Vice President, Human Resources and the Committee’s independent compensation consultant, prepared recommendations for the Committee. Neither Dr. Jha nor Mr. Moloney was involved in the preparation of recommendations related to his compensation and did not participate in the discussions regarding their compensation at Committee meetings. The Motorola, Inc. Compensation Committee is responsible for bringing recommended compensation actions involving Dr. Jha to the Board for its concurrence. The Motorola, Inc. Compensation Committee cannot unilaterally approve compensation or compensation changes for Dr. Jha without the Board’s concurrence.

For the other Named Executive Officers’ specific compensation, except for Mr. Moloney, Dr. Jha as the Co-Chief Executive Officer of Motorola, Inc. approved the compensation and employment offers, for the Named Executive Officers with input and recommendations from the Global Rewards department in Motorola, Inc.’s Human Resources organization and the Senior Vice President, Human Resources and also within the approval limits on equity that have been delegated by the Motorola, Inc. Compensation Committee. At Motorola, Inc., each member of the Motorola, Inc. senior leadership team is primarily responsible for the compensation determinations for his or her part of the organization. However, if the compensation is for an officer who was a member of Motorola, Inc.’s senior leadership team or any officer subject to Section 16(a) of the Securities Exchange Act of 1934 (a “Section 16 Officer”), Motorola, Inc. Compensation Committee approval would have been required. None of our Named Executive Officers, other than Dr. Jha and Mr. Moloney, were Motorola, Inc. senior leadership team members or Section 16 officers and, therefore, none required Motorola, Inc. Compensation Committee’s approval.

Motorola, Inc.’s Compensation Mix

Motorola, Inc. measures the competitiveness of total direct compensation (base salary + target short-term incentive opportunity + target long-term incentive opportunity) against high-tech market practices. In 2009, total direct compensation levels for each executive position were targeted at the 50th percentile of similar positions in our comparator group, consisting of 16 large-cap, high-tech companies or one of the “data cuts” described below. Motorola, Inc. structures compensation mix to be market competitive for each compensation element. Both base salary and incentives (including annual and long-term incentives) are generally targeted at the 50th percentile, but the exact percentile may differ by individual.

However, as described in more detail below, the Motorola, Inc. Compensation Committee (for Dr. Jha and Mr. Moloney) and Dr. Jha (for the other NEOs) have the discretion to set total compensation above or below the targeted percentile of similar positions in the comparator group or “data cut” when the value of the individual’s experience, performance and specific skill set justifies variation. As a result, competitively superior pay is awarded to those executives who earn it through performance, and the greatest retention value is invested in the strongest performers.

The cost of the compensation program impacts financial performance. As a result, Motorola, Inc. has been focused on ensuring that its compensation programs are optimized to motivate employees to improve results on a cost-effective basis without encouraging excessive risk taking.

Motorola, Inc. also recognizes the need to balance the components of the compensation program appropriately depending on an individual’s position and ability to impact the company’s results. Accordingly, Motorola, Inc.’s compensation program is generally structured so that approximately two-thirds of our Named Executive Officer’s targeted total compensation is “at risk” (in the form of equity grants and awards under MIP and LRIP) and is dependent upon Motorola, Inc.’s results and stock price.

Annually, at the beginning of each year, the Motorola, Inc. Compensation Committee (for Dr. Jha and Mr. Moloney) and Dr. Jha (for the other NEOs) review salary increases for that year. In January 2009 and January 2010, in response to economic realities, annual salary increases were not provided to employees, including the Named Executive Officers, in the U.S. and most other countries, except when warranted for promotions or where otherwise required by law.

The compensation package for Dr. Jha is an exception to the Company’s general pay mix principle. In 2008, unique circumstances demanded Motorola, Inc. attract a top quality leader for our Mobile Devices business, particularly in light of the planned separation of Motorola, Inc. into two independent, publicly traded companies. The Motorola, Inc. Compensation Committee determined it was necessary to have a competitive and compelling compensation package involving a significant amount of “at-risk” equity awards. Attracting Dr. Jha to Motorola, Inc. required both guaranteeing certain elements of compensation and also providing inducements to take on the additional risk of leading a turnaround, in part by providing Dr. Jha with equity-based compensation that will, after the separation, reflect solely the performance of the business led by Dr. Jha. Motorola, Inc. believes Dr. Jha will successfully lead the Mobile Devices business during its transition and is one of very few industry leaders qualified to meet this challenge. Due to the weak economic environment, the planned separation of Motorola, Inc. into two independent, publicly traded companies was delayed and Motorola, Inc. announced in February 2010 that the separation was expected to be completed in the first quarter of 2011. These unique circumstances required amendments to the terms of Dr. Jha’s original employment agreement to ensure that economic incentives were aligned to incentivize Dr. Jha to remain at Motorola, Inc. On February 11, 2010, Dr. Jha’s employment agreement was amended to extend the date by which the separation was previously expected to be completed. Dr. Jha also became the Chief Executive Officer of the Home business. For further details, see “Employment Agreement with Sanjay K. Jha”.

The Impact of Compensation Amounts Realizable on the Other Elements of Compensation

Motorola, Inc. deliberately designs its compensation program to attract, retain and motivate high-quality talent. In making compensation decisions, the Motorola, Inc. Compensation Committee reviews and benchmarks total compensation against its comparator group. Motorola, Inc. follows a policy of ensuring that total compensation, as well as each element comprising total compensation, is competitive. As a result, it does not specifically limit one element of compensation in response to the amounts potentially realizable under other compensation elements. However, Motorola, Inc. places certain limits on benefits available under life and disability plans and investment plans, including pension plans, while ensuring competitiveness in the marketplace. Motorola, Inc.’s “qualified” plans are also subject to IRS limits.

Compensation Benchmarking

The individual elements, as well as the total direct compensation, of Motorola, Inc.’s rewards program for Dr. Jha and the Named Executive Officers was benchmarked against Motorola, Inc.’s comparator group. Motorola, Inc. strives to award both competitive forms of compensation (base salary, short-term incentive compensation and long-term incentive compensation) and to ensure that the individual elements comprising the compensation are competitively positioned in the marketplace.

Motorola, Inc.’s comparator group consists of 16 large-cap, high-tech companies that, in the aggregate, both Motorola, Inc. management and the Motorola, Inc. Compensation Committee believe best represent the portfolio of businesses and the competition for executive talent. Motorola, Inc. believes using its comparator group for Dr. Jha is an appropriate method to understand the executive talent market in which it must compete to attract and retain top-quality talent. The Motorola, Inc. Compensation Committee reviews the composition of the comparator group annually to determine if any changes are necessary. Since 2000, Motorola, Inc. has sought to more closely align its compensation program with those of its large-cap, high-tech peers.

In 2009, Motorola, Inc.’s comparator group consisted of the following companies: Alcatel-Lucent, Apple, Inc., Cisco Systems, Inc., Dell Inc., EMC Corp., LM Ericsson Telephone Co., Hewlett Packard Co., Intel Corp., International Business Machines Corp., Microsoft Corp., Nokia Corp., Nortel Networks Corp., Oracle Corp., QUALCOMM Inc., Sun Microsystems, Inc. and Texas Instruments Inc. Based upon the markets in which Motorola, Inc. competes for executive talent within its industries, the Motorola, Inc. Compensation Committee approved the comparator group, and Mercer, the Committee’s compensation consultant at the time, confirmed that the companies comprising the comparator group were appropriate.

In addition to comparator group data, Motorola, Inc. also gathers and analyzes supplemental compensation market data from multiple survey sources in order to obtain a more complete picture of the overall compensation environment for the broader executive group. During 2009, Motorola, Inc. utilized supplemental data for Dr. Jha and some of the Named Executive Officers that was gathered from the following survey sources listed below. The individual compensation for the Named Executive Officers, other than Dr. Jha, is benchmarked individually based on comparator group and supplemental data from time to time on an “as needed basis” when job responsibilities change or when employee compensation is reviewed across businesses or functions.

Cash Compensation and Long-Term Incentive Compensation Survey Sources

•	CHiPS Executive & Senior Management Total Compensation Survey, published by Pearl Meyer & Partners, a Clark Consulting Practice;

•	Towers Perrin Compensation Data Bank® (“CDB”) Executive Compensation Database;

•	Radford Executive Survey Custom Compensation Report, published by Radford, an Aon company; and

•	2009 US Global Premium Executive Remuneration Suite, published by Mercer.

Because these surveys contain competitive compensation market data on a number of companies spanning a number of different industries, Motorola, Inc.’s market analysis involves narrowing the available data to “cuts” that most accurately reflect its competitive labor market.

The “data cuts” for the supplemental data used for 2009 were:

•	the 16 large-cap, high-tech companies that comprise Motorola, Inc.’s comparator company group and participate in the above surveys;

•	an expanded comparator company group that includes other high-tech companies (e.g., Google Inc., Palm, Inc., Advanced Micro Devices Inc.);

•	technology companies generally with annual revenue greater than $1 billion; and

•	large-cap companies with annual revenue in the $1 billion to $50 billion range.

Motorola, Inc. strongly believes in engaging the best talent for critical functions, which may require negotiations with individual executives who have significant retention packages in place with other employers. In order to compensate these individuals for the compensation that they would forfeit by terminating their then-current employment, the Motorola, Inc. Compensation Committee, on the recommendation of management, may determine that it is in Motorola, Inc.’s best interest to offer compensation packages that deviate from the general compensation principles in order to recruit executive talent.

The Motorola, Inc. Compensation Committee, on the recommendation of management, and Dr. Jha for the other NEOs, except Mr. Moloney, may determine it is appropriate to provide certain individuals with compensation outside of its normal cycles. The Committee and Dr. Jha make such decisions based on:

•	increased responsibilities or job changes related to shifts in our strategic priorities,

•	retention of critical talent, and

•	strategic investment in individuals identified as candidates for our leadership succession plans.

Accordingly, for some Named Executive Officers, the individual compensation elements are above and below the target of the 50th percentile. In determining actual compensation a Named Executive Officer’s role, responsibilities, experience, performance, and skill set are considered in making a judgment of the Named Executive Officer’s value to Motorola, Inc. and in the marketplace. These determinations are generally subjective, and the Motorola, Inc. Compensation Committee and Dr. Jha do not rely on formulaic weighting of these factors in making their compensation decisions. Rather, they use these factors to provide an overall context for their decisions on specific elements of compensation.

Independent Consultant Review of Dr. Jha’s Compensation

The Motorola, Inc. Compensation Committee has the discretion, to the extent deemed necessary and appropriate, to retain and terminate compensation consultants, outside counsel or other advisors, including the sole authority to approve fees and other retention terms for any such consultant, counsel or advisor. The Motorola, Inc. Compensation Committee’s practice is to engage an external independent consultant to complete an evaluation of its compensation program on a periodic basis, typically every one or two years, and to annually review the specific compensation of the Co-CEOs and the Co-CEOs’ senior leadership team, which for our Company only includes Dr. Jha and Mr. Moloney. During 2009, the Committee chose to engage a new compensation consulting firm (discussed further below), a decision solely made by the Motorola, Inc. Compensation Committee without recommendation from management.

The Motorola, Inc. Compensation Committee’s compensation consultant has been Compensation Advisory Partners since September 2009. Compensation Advisory Partners is independent from Motorola, Inc. and reports directly to the Chair of the Motorola, Inc. Compensation Committee. The Motorola, Inc. Compensation Committee’s current compensation consultants from Compensation Advisory Partners also served as the Committee’s consultant as employees of Mercer up until September 2009. The Motorola, Inc. Compensation Committee believes that Compensation Advisory Partners is the appropriate consultant to review and assist in the development of its compensation program. Compensation Advisory Partners does not have any other business relationships with the Company and no additional business relationships are expected in the future. When appropriate, the Motorola, Inc. Compensation Committee has discussions with Compensation Advisory Partners without management present to protect impartiality.

Prior to September 2009, the Motorola, Inc. Compensation Committee’s compensation consultant was Mercer. Motorola, Inc.’s 2009 expenditures with Marsh & McLennan Companies, which includes affiliates of Mercer, were approximately $2.54 million, of which approximately 7% or $170,000 was paid to Mercer for work with the Motorola, Inc. Compensation Committee and 93% or $2.37 million was paid to Marsh & McLennan affiliates for other work.

Motorola, Inc. management reports to the Motorola, Inc. Compensation Committee regarding any fees for unrelated services and products purchased from Mercer, but the Committee does not preapprove such services. The most recent review took place in July 2009. The Motorola, Inc. Compensation Committee reviewed the services Mercer provided Motorola, Inc. and other matters of judgment to ensure Mercer’s objectivity in advising the Committee.

In 2010, the Motorola, Inc. Compensation Committee also engaged Deloitte Consulting LLP to assist in the second amendment of Dr. Jha’s employment agreement. Both Compensation Advisory Partners and Deloitte Consulting LLP were engaged by the Motorola, Inc. Compensation Committee due to both firms’ familiarity with Dr. Jha’s existing agreement. Deloitte Consulting has not been engaged by the Motorola, Inc. Compensation Committee since the engagement on the second amendment to Dr. Jha’s employment agreement and the Committee does not plan on engaging Deloitte Consulting LLP in the future. Motorola, Inc.’s 2010 expenditures with Deloitte Consulting LLP and its affiliates were approximately $31,400 for work with the Motorola, Inc. Compensation Committee. By way of comparison, Motorola, Inc.’s 2009 expenditures with Deloitte Consulting LLP and its affiliates were $12.2 million, none of which was for services provided to the Motorola, Inc. Compensation Committee.

The Compensation Committee will have the discretion, to the extent deemed necessary and appropriate, to retain and terminate compensation consultants, outside counsel or other advisors, including the sole authority to approve fees and other retention terms for any such consultant, counsel or advisor. We anticipate the Compensation Committee will engage an external independent consultant to evaluate its compensation program and review the specific compensation of the executives under the Compensation Committee’s purview.

2010 Executive Compensation Review

In January 2010, the Committee engaged Compensation Advisory Partners to independently review our executive rewards program and the compensation of Motorola, Inc.’s senior leadership team, which included Dr. Jha and Mr. Moloney. Compensation Advisory Partners’ 2010 executive compensation review studied: (1) the relationship between actual 2008 senior executive compensation levels and the company’s performance using available proxy data at that time, (2) the competitiveness of the target executive pay program for 2009 in light of the executive compensation strategy, and (3) the competitiveness of the “pay mix,” long-term incentive compensation (“LTI”) mix, equity grants and LTI performance metrics compared to the market. Compensation Advisory Partners’ review considered annualized values of Dr. Jha’s 2008 sign-on equity awards (excluding make whole awards for compensation forfeited at his prior employer) since his 2009 and 2008 equity grants were not representative of Motorola’s typical core LTI programs and grant practices.

Compensation Advisory Partners reviewed the following compensation components for Dr. Jha and Mr. Moloney in its competitive assessment:

•	base salary;

•	annual bonus (target annual bonus opportunity);

•	total cash compensation (base salary + target annual bonus opportunity);

•	LTI (annualized sign-on equity); and

•	total direct compensation (total cash compensation + LTI).

Compensation Advisory Partners relied on the peer company proxy data to determine the competitive positioning for Motorola, Inc.’s compensation relative to the market for Motorola, Inc.’s senior leadership team, which for our Company only includes Dr. Jha and Mr. Moloney.

Pay and Performance Relationship

Compensation Advisory Partners’ study found that Motorola, Inc.’s compensation structure is highly leveraged so that strong company performance leads to above-market pay and weak company performance results in below-market pay. Additionally, Dr. Jha’s and Mr. Moloney’s compensation structure is leveraged not only by Motorola, Inc. stock price, but also the success of the separation of Motorola, Inc. into two, publicly traded companies. Compensation Advisory Partners found that, overall, Motorola, Inc.’s business-based performance on select metrics was below the 25th percentile of its peers for 2008 based on twelve key financial metrics of success.

Compensation Advisory Partners’ study found the following for Dr. Jha:

•	Base salary ($900,000) and target annual cash compensation opportunity ($2,700,000) is below the market median;

•	Long-term incentives ($11,419,000; including annualized sign-on equity, excluding make whole awards) approximate the 65th percentile;

•	Target total compensation ($14,119,000; including annualized sign-on equity, excluding make whole awards) approximates the 65th percentile; and

•	Dr. Jha’s total target pay mix has a greater emphasis on the LTI component compared to the market.

Compensation Advisory Partners’ study found the following for Mr. Moloney:

•	Base salary ($600,000) and target annual cash compensation opportunity ($1,170,000) is below the market median;

•	Long-term incentives ($4,920,000) is between the 65th percentile and 75th percentile;

•	Target total compensation ($6,090,000) is between the 65th percentile and 75th percentile; and

•	Mr. Moloney’s total target pay mix has a greater emphasis on the LTI component compared to the market.

The Motorola, Inc. Compensation Committee agreed with the conclusions from Compensation Advisory Partners study and relied on the study’s findings in setting the 2010 compensation levels for the Motorola, Inc. senior leadership team, including for Dr. Jha and Mr. Moloney.

Compensation Bands for Named Executive Officers, other than Dr. Jha and Mr. Moloney

The variable compensation targets for Motorola, Inc.’s executives are based on the level of their position as an Executive Vice President, Senior Vice President, Corporate Vice President or Appointed Vice President. Messrs. Rothman, Ogle and Cipolla are Senior Vice Presidents and their compensation is scaled for such position as follows:

Officer Level	Annual Bonus Target	Long-Range Incentive Plan Target	2009 Equity Budget Assuming Valued Performer Ranking
Senior Vice President	75% of eligible earnings	100% of salary	22,000 RSUs of which a portion can be elected in stock options

2009 Base Salary

In January 2009 and January 2010, in response to economic realities, annual salary increases were not provided to employees, including the Named Executive Officers, in the U.S. and most other countries, except when warranted for promotions or where otherwise required by law.

Dr. Jha’s Base Salary

Dr. Jha’s base salary is pursuant to his employment agreement. In late 2008, Dr. Jha voluntarily agreed to reduce his base salary for 2009 by 25% from $1,200,000 to $900,000. In January 2010, Dr. Jha voluntarily agreed to have his base salary remain at the reduced level of $900,000 for 2010.

Other Named Executive Officer’s Salaries

The salary of the Named Executive Officers, other than Dr. Jha, are based on such officer’s position as an Executive Vice President or Senior Vice President and the level of experience, knowledge, skills, ability and performance of the incumbent in his role. Each Named Executive Officer’s salary reflects his level of contributions to the company, responsibilities and accountability.

2009 Short-Term Incentives

MIP is a cash-based, pay-for-performance annual incentive plan that was initiated in January 2002 and applies to all regular employees of Motorola, Inc., including the Named Executive Officers, (excluding those employees participating in a sales incentive plan). The Motorola, Inc. Compensation Committee approved target awards in March 2010 for the MIP 2010 plan year (“2010 MIP”) under the 2009 MIP Plan. Awards paid for the calendar-year performance period ending December 31, 2010 to each eligible employee that is an employee of the Company will be the obligation of the Company and paid in accordance with the terms of the 2009 Motorola Incentive Plan. The remainder of this discussion of MIP relates to MIP awards granted in 2009 under the 2009 MIP Plan approved by the Committee in March 2009 (“2009 MIP”). For information regarding the impact of Section 162(m) of the Internal Revenue Code on awards granted under MIP, see the discussion set forth under “The Impact of Favorable Accounting and Tax Treatment on Compensation Program Design”.

Similar to many of its competitors, Motorola, Inc. uses the annual incentive plan, MIP, to reward employees for their contributions to strong annual business performance. Through MIP, Motorola, Inc. strives to promote teamwork and strengthen financial performance. Moreover, MIP supports the goals of: attracting and retaining the talent needed to succeed, focusing employees’ attention on critical business goals, sharing the financial benefits of superior performance, and providing pay that is competitive with comparator companies.

MIP Incentive Formula

The payout value of awards under MIP is based on the following incentive formula:

Performance Factors
Eligible Earnings	×	Individual Incentive Target	×	Business Performance Factor	×	Individual Performance Factor	=	MIP Award

MIP Individual Incentive Target

The MIP Individual Incentive Targets are based on market-competitive data and are established as a percentage of eligible earnings (generally, base salary). Dr. Jha’s individual incentive target is set forth in his employment agreement as not less than 200% of eligible earnings with a minimum annual bonus of $1,200,000 for 2009. For the other Named Executive Officers, their individual incentive targets are based on their position and set at 75% of eligible earnings for Senior Vice Presidents and 95% of eligible earnings for Executive Vice Presidents as described above in “Compensation Bands for Named Executive Officers, other than Dr. Jha”.

MIP Business Performance Factor

At the beginning of each year, the Motorola, Inc. Compensation Committee establishes MIP-related Business Performance Factor targets for both Motorola, Inc. as a whole and for specified business units. For 2009, due in large part to the challenging macroeconomic environment and difficult business conditions, the Motorola, Inc. Compensation Committee placed an increased focus on cash conservation by applying a higher weighting (35%) to the Business Performance Factor relating to cash flow than it had in previous years. For 2009, in general, the Business Performance Factor applicable to employees in each of the businesses was based on the performance of their particular business unit against the established performance targets.

The 2009 MIP Business Performance Factors for Dr. Jha had one component based on the performance of the Broadband Mobility Solutions (“BMS”) business, led by the other Motorola, Inc. Co-CEO, and one component based on the performance of the Mobile Devices business (“Mobile Devices business” or “MDb”), led by Dr. Jha. Dr. Jha had a higher weighting (70%) on the performance of the business he leads, reflecting the fact that he had the greatest impact on the results of his own business. Although Dr. Jha had a lower weighting (30%) placed on the performance of the business he does not lead, the performance of that business was included in his Business Performance Factor due to his ability to impact the performance of total Motorola, Inc. Dr. Jha’s actual 2009 MIP award of $1,200,000 reflects the minimum payment he was guaranteed pursuant to the terms of his employment agreement, as amended.

Similarly, as the leader of the Home business, Mr. Moloney’s Business Performance Factor had one component based on the performance of the BMS business, of which Mr. Moloney’s business was a part, and one component based on the performance of the Mobile Devices business. A higher weighting was placed on the BMS business (70%) than the Mobile Devices business (30%), reflecting the fact that he had the greatest impact on the results of his own business. Weight was also given to the Mobile Devices business due to his ability to impact the performance of total Motorola, Inc.

The 2009 MIP Business Performance Factors for Messrs. Rothman, Ogle and Cipolla were based entirely on the performance of the Mobile Devices business. Mr. Moloney’s 2009 Business Performance Factor was based 70% on the Broadband Mobility Solutions business (which included all Motorola, Inc. businesses other than the Mobile Devices business) and 30% on the Mobile Devices business.

In 2009, the MIP Business Performance Factor measures and their relative weights for the NEOs were:

•

Operating Earnings (65% weight): which was calculated as operating earnings according to generally accepted accounting principles (“GAAP”), excluding the effect of the following items: (i) reorganization, asset impairment, extraordinary, unusual and/or non-recurring items of gain or loss, separately identified in Motorola, Inc.’s quarterly earnings press releases, (ii) changes in tax or accounting regulations or laws, (iii) the effect of discontinued operations, (iv) the effect of a significant merger or acquisition, and (v) expenses related to the issuance of employee stock options and MOTshare, intangible amortization, and unallocated incentive and function costs.

•

Controllable Free Cash Flow (35% weight): which was calculated as operating cash flow according to GAAP, excluding cash flow related to: (i) income taxes, (ii) non-operating income or expense, and (iii) unallocated incentive and function costs, less capital expenditures, which are defined as the original cost of acquiring property, plant and equipment, as reported in the investing section of the cash flow statement per GAAP.

The following tables set forth the minimum, maximum and target levels for each of the 2009 MIP Business Performance measures that pertain to each of the Named Executive Officers, as well as the actual 2009 performance levels. The 2009 MIP Business Performance levels were set so that if the minimum level of performance was not met, no payout would be made for the respective performance measure. Assuming business performance meets the minimum threshold for a payout, the Business Performance Factor formula allows for a range of 20% of the established target award level (at the minimum level of performance) to 130% of the established target award level (at the maximum level of performance). As described further below, during 2009 the actual MDb Operating earnings and MDb Controllable free cash flow was below the minimum level of performance, but the business performance factor for MDb was adjusted upward from 0% to 10%.

2009 MIP Business Performance Factors:

Sanjay K. Jha MIP Business Performance Measure	Minimum Threshold for Any Payout	Performance Level for Maximum Payout	Target	Actual Fiscal Year 2009 Performance	Resulting Performance Factor	Performance Measure Weight	Weighted Performance Factor	Business Weight	Weighted Contributing Result	Adjusted Weighted Contributing Result
MDb Operating earnings	($750 million)	$225 million	$0	($904 million)	0%	65%
							0%	70%	0%	7%
MDb Controllable free cash flow	($1.110 billion)	$325 million	$0	($1.257 billion)	0%	35%
BMS Operating earnings	$1.547 billion	$2.652 billion	$2.210 billion	$1.833 billion	41%	65%
							59%	30%	18%	17%
BMS Controllable free cash flow	$1.526 billion	$2.616 billion	$2.180 billion	$2.147 billion	93%	35%
Total Sanjay K. Jha MIP Business Performance Factor										24%

Messrs. Rothman, Ogle and Cipolla MIP Business Performance Measure	Minimum Threshold for Any Payout	Performance Level for Maximum Payout	Target	Actual Fiscal Year 2009 Performance	Resulting Performance Factor	Performance Measure Weight	Weighted Performance Factor	Business Weight	Weighted Contributing Result	Adjusted Weighted Contributing Result
MDb Operating earnings	($750 million)	$225 million	$0	($904 million)	0%	65%	0%	100%	0%
										10%
MDb Controllable free cash flow	($1.110 billion)	$325 million	$0	($1.257 billion)	0%	35%	0%	100%	0%
Total Messrs. Rothman, Ogle and Cipolla MIP Business Performance Factor										10%

Daniel M. Moloney MIP Business Performance Measure	Minimum Threshold for Any Payout	Performance Level for Maximum Payout	Target		Actual Fiscal Year 2009 Performance	Resulting Performance Factor	Performance Measure Weight	Weighted Performance Factor	Business Weight	Weighted Contributing Result	Adjusted Weighted Contributing Result
BMS Operating earnings	$1.547 billion	$2.652 billion	$2.210 billion		$1.833 billion	41%	65%
								59%	70%	41%	39%
BMS Controllable free cash flow	$1.526 billion	$2.616 billion	$2.180 billion		$2.147 billion	93%	35%
MDb Operating earnings	($975 million)	($600 million)	($750 million	)	($904 million)	37%	65%
								40%	30%	12%	11%
MDb Controllable free cash flow	($1.443 billion)	($888 million)	($1.110 billion	)	($1.257 billion)	46%	35%
Total Daniel M. Moloney MIP Business Performance Factor											50%

The BMS actual 2009 performance with relation to the Operating Earnings measure fell below target performance but above the minimum performance threshold and, accordingly, contributed to a below-target payout. The BMS actual 2009 performance with relation to the Controllable Free Cash Flow measure also fell below the target performance but above the minimum performance threshold and, accordingly, contributed to a below-target payout.

The MDb actual 2009 performance with relation to the Operating Earnings measure fell below the minimum performance threshold, except under the measures for Mr. Moloney. The MDb actual 2009 performance with relation to the Controllable Free Cash Flow measure also fell below the minimum performance threshold, except under the measures for Mr. Moloney. For Mr. Moloney, the MDb actual 2009 performance with relation to the Operating Earnings and the Controllable Free Cash Flow fell below target performance but above the minimum performance threshold and, accordingly, contributed to a below-target payout.

Given the improved performance of MDb, management recommended and the Motorola, Inc. Compensation Committee of the Board acted to exercise discretion in determining the final MIP Business Performance Factors for all businesses. Although the financial performance of MDb in 2009 was below the levels required to generate a payout, management and the Motorola, Inc. Compensation Committee felt it was appropriate to recognize the efforts of MDb employees to improve cost structure, strengthen operations, reduce product platforms, simplify processes and deliver two AndroidTM-based smartphones on time and with high levels of customer satisfaction. As a result, the business performance factor for MDb was adjusted upward from 0% to 10% for MDb employees, including our Named Executive Officers and Motorola, Inc.’s Co-CEOs.

MIP Individual Performance Factor

The MIP Individual Performance Factor gives the Motorola, Inc. Compensation Committee and Dr. Jha (for the other NEOs except for Mr. Moloney) the ability to adjust the awards, which are formula-driven based on business results, according to an individual’s contribution to Motorola, Inc.’s success. Motorola, Inc. believes that the most effective performance management process establishes a tight and clear link between individual and organizational goals and performance. Motorola, Inc. strives to establish a clear line of sight between the performance management process and the business strategy. Individual performance is measured by both what an individual accomplishes (goal achievement) and how the individual accomplishes those goals (behaviors).

Since not all employees perform at the same level, nor contribute equally to the metrics used to determine the MIP Business Performance Factors, the Committee (for Dr. Jha and Mr. Moloney) and Dr. Jha (for the other NEOs) has the discretion to adjust awards to account for these differences in individual contribution and performance. Motorola, Inc. believes that this discretion results in a stronger pay-for-performance culture. Individual Performance adjustments are made by the Committee or Dr. Jha based on their determination of how much to differentiate among individual participants. Individual Performance multipliers for our Named Executive Officers could range from 0% (no award paid) for poor performance to 130% (130% of the formula-driven award) for exceptional performance, demonstrating a commitment to strongly differentiate rewards for superior performers.

The 2009 MIP payouts for Dr. Jha and Mr. Ogle were guaranteed pursuant to their employment agreement and employment offer, respectively, and the Individual Performance Factor was set at 1.0 or 100% of their award pursuant to their employment offer. For Messrs. Rothman, Moloney and Cipolla, their Individual Performance Factors ranged from 100% to 124% of the resulting Business Performance Factor to reflect their contributions during 2009.

Based on the 2009 Business Performance Factors and the 2009 Individual Performance multiplier, the actual 2009 MIP award and the target 2009 MIP award for each of our Named Executive Officers are set forth in the following table:

Named Executive Officer	Target 2009 MIP Award		Actual 2009 MIP Award
Dr. Jha	$1,811,538		$1,200,000	(1)
Mr. Rothman	$322,500		$40,000
Mr. Moloney	$570,000		$285,000
Mr. Ogle	n/a	(2)	$273,000	(2)
Mr. Cipolla	$337,500		$37,000

(1)	Pursuant to Dr. Jha’s employment agreement, his annual bonus target is 200% of base salary with a 2009 minimum bonus of $1,200,000.

(2)	Pursuant to the terms of his employment offer, Mr. Ogle was entitled to a minimum 2009 MIP award of $273,000.

2009 Long-Term Incentives

Motorola, Inc.’s LTI programs are designed to encourage creation of long-term value for stockholders, promote employee retention and encourage stock ownership. These programs include: (1) the LRIP, (2) grants of stock options, and (3) grants of restricted stock units (“RSUs”) or other equity.

Many of Motorola, Inc.’s employees participate in one or more of the LTI programs, which Motorola, Inc. believes promote a focus on long-term results and align employee and stockholder interests. In designing and refining the programs, Motorola, Inc. carefully considered the impact of equity expensing, actions taken by the comparator group to reduce the use of stock options, and dilution and overhang levels. As a result, the equity programs were redeveloped in 2008 in the interest of achieving the appropriate balance between cost competitiveness and maintaining employee incentive, by replacing stock options with RSUs for the annual equity grant to those below the vice president level. In 2009, a one-time stock option exchange program was implemented to provide improved employee retention and engagement. The exchange program restored economic value to certain stock options held by certain employees at an insignificant cost to Motorola, Inc.

For 2009, LTI levels for our Named Executive Officers, other than Dr. Jha, were developed after considering the 50th percentile of the comparator group and the supplemental data, share usage, and expense associated with offering LTI. The 2009 LTI levels resulted in an LRIP target of 100% of base salary for all Senior Vice Presidents, including the Named Executive Officers that are Senior Vice Presidents, and 185% of base salary for Mr. Moloney and equity grant guidelines which were denominated in full value shares and varied based on 2008 performance ratings. The full value shares were converted into a mix of stock options and RSUs based on the elections of the Named Executive Officers other than Dr. Jha and Mr. Moloney from Motorola, Inc.’s Equity Choice Program. Motorola, Inc.’s Equity Choice Program allows Appointed Vice Presidents and above, including the Named Executive Officers other than Dr. Jha and Mr. Moloney, to elect the mix of stock options and RSUs of the full value shares their manager recommends for them, if any.

Our Named Executive Officers receive a large proportion of their overall targeted compensation (approximately one-half) in the form of LTI in order to align their interests with those of stockholders and to promote a focus on long-term results. In 2009, the LTI mix focused on LTI vehicles that incentivize either absolute stock price performance or relative total shareholder return performance over a three-year period. The 2009 LRIP (discussed below) was designed to pay for Motorola, Inc.’s three-year total shareholder return versus the peer group, which emphasizes the importance of winning in the marketplace. Stock options and RSUs pay for absolute stock price performance. The wealth creation of these vehicles are only maximized when absolute stock price growth is combined with best-in-class performance against the Company’s peers.

Long-Range Incentive Plan

The LRIP is a pay-for-performance, multi-year incentive plan. A three-year cycle started on January 1, 2008 and will conclude on December 31, 2010 (2008-2010 LRIP), a three-year cycle started on January 1, 2009 and was originally designed to conclude on December 31, 2011 (2009-2011 LRIP), and a three-year cycle started on January 1, 2010 and was originally designed to conclude on December 31, 2012 (2010-2012 LRIP). On July 26, 2010, the Motorola, Inc. Compensation Committee approved amendments to reflect the planned separation of the Mobile Devices and Home businesses from Motorola, Inc. as described in the following paragraph.

The July 26, 2010 amendments to the LRIP provide that, if the date of the planned separation occurs prior to December 31, 2011, each outstanding performance cycle will terminate for all participants effective upon the Distribution Date. Earned awards for each such performance cycle will be determined based on Motorola, Inc.’s performance through the planned separation. In addition, each participant’s awards for such performance cycles will be pro rated based on the participant’s number of completed months of employment as a participant within the performance cycle through the Distribution Date, divided by 36. Notwithstanding the foregoing, the earned award of each “covered employee” (for purposes of Section 162(m) of the Internal Revenue Code) will be equal to the lesser of (a) the amount of the award as calculated at the end of the original performance cycle without giving effect to the pro ration described in the preceding sentence and (b) the amount of the award giving effect to the pro ration described in the preceding sentence. There are no “covered employees” in the Mobile Devices and Home business that participate in LRIP. The amendments to the LRIP also provide that all earned awards will be paid in cash. Payments will be made as soon as administratively practicable during the calendar year immediately following the last calendar year in the original, three-year performance cycle. Awards paid to each participant that is an employee of the Company will be the obligation of the Company.

On April 21, 2008, the Motorola, Inc. Compensation Committee approved the cancellation of the January 1, 2007 to December 31, 2009 (2007-2009) performance cycle under Motorola, Inc.’s Long-Range Incentive Plan of 2006 without the payment of awards for such performance cycle. This cycle, together with a previous cycle, was cancelled due to the poor performance of the company versus the established plan goals and metrics and there were no new awards granted in their place. As a result, there were no LRIP payouts in 2009.

Participation in the LRIP is limited to elected officers—including corporate, senior and executive vice presidents and all our Named Executive Officers, except Dr. Jha pursuant to his employment agreement (approximately 40 participants in total at Motorola Mobility).

LRIP Individual Incentive Targets

The LRIP Individual Incentive Targets are based on market-competitive data and are established as a percentage of base salary at the start of a performance cycle. The Motorola, Inc. Compensation Committee designates target levels for all LRIP participants. Pursuant to the terms of his amended employment agreement, Dr. Jha was not eligible to participate in the 2009-2011 LRIP cycle or the 2010-2012 LRIP cycle. The other Senior Vice President Named Executive Officers’ individual incentive target is based on their position and set by the Motorola, Inc. Compensation Committee at 100% of eligible earnings for Senior Vice Presidents, as described above in “Compensation Bands for Named Executive Officers, other than Dr. Jha”. As described above, the July 26, 2010 amendments to LRIP provide that, if the date of the planned separation occurs prior to December 31, 2011, each participant’s individual incentive award for such performance cycles will be pro rated based on the participant’s number of completed months of employment within the performance cycle through the Distribution Date, divided by 36.

2009-2011 LRIP and 2010-2012 LRIP

The 2009-2011 LRIP program was redesigned to solely focus on Motorola, Inc.’s three-year total shareholder return relative to the three-year total shareholder return of the peer group. The relative total shareholder performance that is incentivised by this plan is one component of the portfolio of LTI vehicles discussed above. In March 2010, the Motorola, Inc. Compensation Committee approved the 2010-2012 LRIP program with the same metrics as described below for the 2009-2011 LRIP program with the exception of a revised peer group for the 2010-2012 LRIP.

2009-2011 LRIP and 2010-2012 LRIP Incentive Formula

The payout value of awards under the LRIP is based on the following incentive formula:

Base Salary at Cycle Start	×	Individual Incentive Target	×	TSR Rank Payout Factor	=	LRIP Award

TSR Rank Payout Factor

The TSR Rank Payout Factor is calculated in a two step process:

Step 1: Measure the three-year total shareholder return (“TSR”) for Motorola, Inc. and each of the companies in the peer group to determine the Relative TSR Payout Factor to be used for the LRIP cycle.

For 2009-2011 LRIP and 2010-2012 LRIP purposes, TSR is calculated as follows:

Ending share price
(Daily average during the final three months of the Performance Cycle)
+	Value of reinvested dividends
=	Total ending value
Beginning share price
–	(Daily average during the three months preceding the Performance Cycle)
=	Total value created
÷	Beginning share price
=	Total shareholder return

For 2009 LRIP purposes, the peer group is as follows:

Alcatel-Lucent (ALU)

Apple Inc. (AAPL)

Cisco Systems, Inc. (CSCO)

Dell Inc. (DELL)

EMC Corporation (EMC)

Hewlett-Packard Company (HPQ)

Intel Corporation (INTC)

International Business Machines Corp. (IBM)

LM Ericsson Telephone Co. (ERIC)

Microsoft Corporation (MSFT)

Nokia Corp. (NOK)

Nortel Networks Corp. (NRTLQ.PK)

Oracle Corp. (ORCL)

QUALCOMM Inc. (QCOM)

Sun Microsystems Inc. (JAVA)

Texas Instruments Inc. (TXN)

For 2010 LRIP purposes, the peer group was revised to represent similarly sized technology companies. Ebay, Inc. (EBAY), Google, Inc. (GOOG), Harris Corp. (HRS), LG Electronics (LGERF.PK) and Tyco Electronics LTD (TEL) were added to the peer group. Dell Inc. (DELL), Hewlett-Packard Company (HPQ), International Business Machines Corp. (IBM), Nortel Networks Corp. (NRTLQ.PK) and Sun Microsystems Inc. (JAVA) were removed from the peer group.

Step 2: Rank the total shareholder return for Motorola, Inc. and each of the companies in the peer group to determine Relative TSR Payout.

TSR Rank	Relative TSR Payout Factor	TSR Rank	Relative TSR Payout Factor
1	200%	10	75%
2	200%	11	50%
3	190%	12	25%
4	170%	13	0%
5	150%	14	0%
6	140%	15	0%
7	125%	16	0%
8	110%	17	0%
9	100%

2008-2010 LRIP

The 2008-2010 LRIP program was designed to focus on creating shareholder value through stock price goals and a “haircut” reduction if total shareholder return relative to peers is below the 55th percentile.

2008-2010 LRIP Incentive Formula

The payout value of awards under the LRIP is based on the following incentive formula:

Base Salary at Cycle Start	×	Individual Incentive Target	×	LRIP Business Performance Factor	=	LRIP Award

LRIP Business Performance Factor

The LRIP Business Performance Factor is calculated in a two-step process.

Step 1: Calculate Motorola, Inc.’s 20-day average stock price at the end of the 2008-2010 LRIP cycle.

Motorola, Inc.’s 20-day average stock price at the end of the 2008-2010 LRIP cycle will determine the potential size of the 2008-2010 cycle award, as illustrated in the following performance table.

December 31, 2010 20-day Average Stock Price	Performance Factor
$27.00	2.00x
$18.00	1.00x
$16.00	0.25x
<$16.00	0.00x

If Motorola, Inc.’s 20-day average stock price at the end of the cycle is less than $16.00, then no payout shall be made for the 2008-2010 LRIP cycle and Step 2 measures (below) will not be calculated.

Step 2: Measure Motorola, Inc.’s three-year TSR compared with its comparator group to determine the final Business Performance Factor to be used for the LRIP cycle.

For LRIP purposes, TSR is calculated as follows:

Ending share price
(20-day average through last day of cycle, e.g., December 31, 2010)
+	Value of reinvested dividends
=	Total ending value
Beginning share price
–	(20-day average through day preceding first day of cycle, e.g., December 31, 2007)
=	Total value created
÷	Beginning share price
=	Total shareholder return

For the 2008-2010 LRIP cycle, in order for a full LRIP award to be paid: (1) Motorola, Inc.’s three-year TSR must exceed the 55th percentile of its comparator group, and (2) Motorola, Inc.’s “absolute” three-year TSR must be positive (i.e., greater than 0%).

If Motorola, Inc.’s three-year TSR is equal to or above the 55th percentile of our comparator group, then the full LRIP Business Performance Factor is applied. If Motorola, Inc.’s three-year TSR is below the 55th percentile but above the 25th percentile of our comparator group, then a “haircut” reduction is applied to the LRIP Business

Performance Factor. The “haircut” is linear between performance at the 55th percentile (no reduction) and the 25th percentile (50% reduction). If Motorola, Inc.’s three-year TSR is below the 25th percentile of its comparator group, then the Motorola, Inc. Compensation Committee will use its discretion to determine if any 2008-2010 LRIP cycle awards are paid.

Impact of Individual Performance on 2008 and 2009 LRIP Awards

As Co-CEO of Motorola, Inc., Dr. Jha may recommend adjustment to the amount of the LRIP award to any participant (other than a member of Motorola, Inc.’s senior leadership team for whose adjustment the Motorola, Inc. Compensation Committee must provide approval) at any time prior to payment as a result of the participant’s performance during the performance cycle; provided, however, that any such adjustment may not result in a payment to the participant in excess of the participant’s maximum award under the LRIP.

Equity Awards

Equity awards are the other component of Motorola, Inc.’s long-term incentive program. To reward, retain and motivate employees, in 2009 and 2010, the Motorola, Inc. Compensation Committee, on the recommendation of management, awarded stock options and restricted stock units (“RSUs”) to a wide range of employees, including the Named Executive Officers. Stock options provide economic value to the holder if the price of Motorola, Inc.’s common stock increases from the grant date to the time the option or right is exercised. In contrast, RSUs convert to shares of Motorola, Inc.’s common stock when they vest, so they have a gross value at the time of vesting equal to the then-current market value of Motorola, Inc.’s common stock. While stock options motivate employees by providing more potential upside, RSUs assist the company in retaining employees because RSUs have value even if stock price does not increase.

Only the Motorola, Inc. Compensation Committee may grant equity awards to Dr. Jha and Mr. Moloney. Motorola, Inc. does not structure the timing of equity award grants to precede or coincide with the disclosure of material non-public information. Since 2002, the grant date for the annual equity award has always been within a few days of the annual stockholders meeting in early May.

A wide range of employees participate in Motorola, Inc.’s equity plans. On May 7, 2009, the Motorola, Inc. Compensation Committee granted equity to approximately 9,000 employees of Motorola Mobility, including the Named Executive Officers, other than Dr. Jha, as part of Motorola, Inc.’s 2009 annual equity awards. The 2009 annual equity grants generally vest and become exercisable in four equal annual installments, with the first installment vesting on May 7, 2010. The per share exercise price for the 2009 annual stock option grant is $6.22, the Fair Market Value of Motorola, Inc.’s common stock on the date of the grant. The stock options expire on May 7, 2019. Approximately 96% of the Motorola, Inc. equity awards covered by the May 7, 2009 general grant were granted to Motorola Mobility employees other than the Motorola Mobility Named Executive Officers.

Motorola, Inc. also grants stock options and/or RSUs: (1) to help make new employees “whole” for the compensation that they forfeit by terminating their previous employment, (2) to attract new critical talent, (3) to encourage retention of critical talent, (4) as a strategic investment in individuals deemed critical to Motorola, Inc.’s leadership succession plans, and (5) to reward strong performance. In 2009, approximately 250 of the approximately 20,000 Motorola Mobility employees received a grant of stock options or RSUs outside of the May annual award of equity and the June stock option exchange program.

Outstanding stock options, stock appreciation rights (“SARs”) and unvested RSUs granted or awarded under Motorola, Inc.’s equity incentive plans to Motorola, Inc. employees who will be Motorola Mobility employees will generally be converted, with appropriate adjustments, into stock options, SARs and unvested RSUs of Motorola Mobility on the same terms and conditions (including vesting restrictions, if any) as were applicable to the employees’ Motorola, Inc. stock options, SARs and unvested RSUs immediately prior to the distribution. Outstanding stock options, SARs and unvested RSUs will be adjusted in a manner such that the “fair value” and the “intrinsic value” of such awards immediately prior to the distribution is generally preserved immediately after the distribution. By converting our employees’ equity into equity of Motorola Mobility, we are able to align our equity compensation to the performance of Motorola Mobility while creating an additional retention incentive.

2009 One-Time Stock Option Exchange Program

In 2009, Motorola, Inc. stockholders approved a one-time stock option exchange program that was designed to restore economic value to certain stock options held by certain employees, while not creating material additional expense to Motorola, Inc. While Dr. Jha, Mr. Moloney and Motorola, Inc.’s senior leadership team were not eligible for the stock option exchange program, our other NEOs were eligible and participated. Additional objectives of the program included improved employee retention and engagement. The program allowed for certain stock options with an exercise price above market prices (out-of-the-money) to be exchanged for a smaller number of stock options with an exercise price set as the Fair Market Value of our common stock on the date the replacement options were issued. Replacement stock options were granted on June 12, 2009 in exchange for eligible out-of-the-money stock options that were elected to be exchanged. The replacement stock options vest in two equal annual installments, with the first installment vesting on June 12, 2010. The per share exercise price for the replacement options issued in the stock option exchange is $6.73. The replacement options expire on June 12, 2014. Approximately 82% of the employees that were eligible for the program chose to participate in the program and 87% of Motorola, Inc. eligible options were exchanged for replacement options.

Fair Market Value Definition

Until March 1, 2007, “Grant Date Fair Market Value” was defined as the closing price for a share of Motorola, Inc.’s common stock on the last trading day before the date of grant for equity awards. For equity award grants on or after March 1, 2007, “Grant Date Fair Market Value” (also termed “Fair Market Value”) is defined as the closing price for a share of Motorola, Inc. common stock on the date of grant. The official source for the closing price is the New York Stock Exchange Composite Transactions in the Wall Street Journal at www.online.wsj.com.

Dr. Jha’s 2009 Equity Grants

In 2008, Dr. Jha was granted a significant number of stock options and RSUs in connection with his employment agreement. Under the terms of his employment agreement, Motorola, Inc. has no obligation to grant additional equity until at least twelve months following a separation of the Mobile Devices business into an independent, publicly traded company. In 2009, the Motorola, Inc. Compensation Committee determined no additional equity grants were necessary in 2009 to further incentivize Dr. Jha. In 2008, Dr. Jha voluntarily decided to forego any 2008 bonus under MIP. At that time, the Motorola, Inc. Compensation Committee agreed to make a grant of RSUs to Dr. Jha in the first quarter of 2009 with a value equal to: $2,400,000 less the amount of cash that would have been payable to the other Co-CEO under MIP had he not also foregone his 2008 bonus under MIP. The total cash value of the RSU award was determined on February 11, 2009 to be $1,334,000. On February 11, 2009, based on the closing price of Motorola, Inc.’s common stock, 344,615 RSUs were granted to Dr. Jha. These RSUs vest in two equal installments on February 11, 2010 and October 31, 2010. For a discussion of the post-separation equity award to be granted pursuant to Dr. Jha’s employment agreement, see the section entitled “Employment Contracts, Termination of Employment and Change in Control Arrangements—Employment Agreement with Sanjay K. Jha” included elsewhere in this Information Statement.

Mr. Rothman’s 2009 Equity Grants

In January 2009, in connection with a program to retain key Mobile Devices employees, Mr. Rothman was granted options to acquire 250,000 shares of Motorola, Inc. common stock. The stock options vest in two equal annual installments beginning on January 21, 2010.

In May 2009, as part of the annual award of equity grants, Mr. Rothman was granted options to acquire 49,500 shares of Motorola, Inc. common stock. Additionally, Mr. Rothman was granted 16,500 RSUs. The stock options and RSUs vest in four equal annual installments beginning on May 7, 2010.

In June 2009, as part of the stock option exchange program, Mr. Rothman chose to exchange certain out-of-the-money stock options for an option to acquire 123,279 shares of Motorola, Inc. common stock. The stock options vest in two equal annual installments beginning on June 12, 2010 and have a five-year term.

Mr. Moloney’s 2009 Equity Grants

In May 2009, as part of the annual award of equity grants, the Motorola, Inc. Compensation Committee granted Mr. Moloney options to acquire 681,200 shares of Common Stock and 226,800 RSUs. The stock options and RSUs would have vested in three equal annual installments beginning on May 7, 2010.

The Motorola, Inc. Compensation Committee determined that the grants of stock options and RSUs appropriately rewarded Mr. Moloney for his strong leadership of the Home and Networks Mobility business, further aligned his interests with stockholders’ interests to create long-term value, and were necessary to provide a level of equity awards appropriate for the competitive market.

On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options and RSUs. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

Mr. Ogle’s 2009 Equity Grants

In August 2009, in connection with his commencement of employment at Motorola, Inc., Mr. Ogle was granted options to acquire 350,000 shares of Motorola, Inc. common stock. Additionally, Mr. Ogle was granted 50,000 RSUs. The stock options vest in four equal annual installments beginning on August 3, 2010. The RSUs vest in two equal annual installments beginning on August 3, 2010. The equity grants were made under his employment offer in order to induce him to accept the position,

Mr. Cipolla’s 2009 Equity Grants

In January 2009, in connection with a program to retain key Mobile Devices employees, Mr. Cipolla was granted options to acquire 200,000 shares of Motorola, Inc. common stock. The stock options vest in two equal annual installments beginning on January 21, 2010.

In May 2009, as part of the annual award of equity grants, Mr. Cipolla was granted options to acquire 27,000 shares of Motorola, Inc. common stock. Additionally, Mr. Cipolla was granted 27,000 RSUs. The stock options and RSUs vest in four equal annual installments beginning on May 7, 2010.

In June 2009, as part of the stock option exchange program, Mr. Cipolla chose to exchange certain out-of-the-money stock options for an option to acquire 44,434 shares of Motorola, Inc. common stock. The stock options vest in two equal annual installments beginning on June 12, 2010 and have a five-year term.

In December 2009, in recognition for delivering successful key product launches, Mr. Cipolla was granted 90,000 RSUs. The RSUs vest in two equal annual installments on December 1, 2011 and December 1, 2012.

Recoupment of Incentive Compensation Awards Upon Restatement of Financial Results

Effective January 1, 2008, if, in the opinion of the independent directors of the Motorola, Inc. Board, Motorola, Inc.’s financial results are restated due to intentional misconduct by one or more of Motorola, Inc.’s executive officers, the independent directors have the discretion to use their best efforts to remedy the misconduct and prevent its recurrence. The independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Motorola, Inc. recover all or a portion of any bonus or incentive compensation paid, or cancel the stock-based awards granted, to an executive officer on or after January 1, 2008. In addition, the independent directors may also seek to recoup any gains realized after January 1, 2008 with respect to equity-based awards, including stock options and RSUs, regardless of when issued.

The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (1) the bonus or incentive compensation to be recouped was calculated based upon the financial results that were restated, (2) the executive officer in question engaged in the intentional misconduct, and (3) the bonus or incentive compensation calculated under the restated financial results is less than the amount actually paid or awarded.

In addition, the independent directors may take other disciplinary action, including, without limitation: (1) adjustment of future compensation of the executive officer, (2) termination of the executive officer’s employment, (3) pursuit of any and all remedies available in law and/or equity in any country, and (4) pursuit of such other action as may fit the circumstances of the particular case. The independent directors may take into account penalties or punishments imposed by third-parties, such as law enforcement agencies, regulators or other authorities. The independent directors’ power to determine the appropriate punishment for the wrongdoers is in addition to, and not in replacement of, remedies imposed by such entities and is in addition to any right of recoupment against the Co-CEOs or CFO under Section 304 of the Sarbanes-Oxley Act of 2002.

Executive Benefits and Perquisites

The Motorola, Inc. Compensation Committee and management continue to seek to more closely align its total executive rewards programs with that of its comparator group. Motorola, Inc.’s philosophy is to pay at the 50th percentile for total rewards for executive positions in its comparator group given average business performance. These rewards are supplemented by additional performance-based compensation that is substantially leveraged. As a result, Motorola, Inc. provides few executive-only benefits and perquisites. Motorola, Inc.’s executive benefits and perquisites are described below.

•

Motorola, Inc. Executive Financial Planning Program. The Motorola, Inc. Executive Financial Planning Program provides elected officers, including each of our Named Executive Officers, with comprehensive financial planning assistance, designed to help them achieve the highest value from their compensation package. For senior executives, including our Named Executive Officers, the annual allowance ranges from $10,000 to $16,500 in the first or last year of receiving the benefit and ranges from $7,000 to $13,500 in subsequent years of receiving the benefit.

•

Change in Control Protection. The Motorola, Inc. Board considers the maintenance of a sound management team to be essential to protecting and enhancing the company’s best interests and the best interests of its stockholders. To that end, Motorola, Inc. recognizes that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management personnel to the detriment of the company and its stockholders. Accordingly, the Board has determined that appropriate steps should be taken to encourage the continued attention and dedication of members of Motorola, Inc. management to their assigned duties without the distraction that may arise from the possibility of a change in control. As a result, Motorola, Inc. has established the Senior Officer Change in Control Severance Plan. The Senior Officer Change in Control Severance Plan uses a “double trigger”. In other words, in order for severance benefits to be “triggered” both: (1) a change in control must occur, and (2) an executive must be involuntarily terminated for a reason other than “cause” or must leave for “good reason” within 24 months of the change in control. For a description of benefits provided under our Senior Officer Change in Control Severance Plan, see the information under “Change in Control Arrangements”.

•

Personal Aircraft Use. Dr. Jha as Motorola, Inc.’s Co-CEO is active in professional and civic communities, has significant amounts of private and personal information readily available about him on the Internet, has strong visibility and travels extensively as Co-CEO. As a result, while serving as

Co-CEO, Dr. Jha is required to use Motorola, Inc. aircraft for personal travel in connection with the overall security program. From time to time and on a limited basis, Motorola, Inc. permits other executives to use its aircraft for personal travel.

•

Motorola, Inc. Management Deferred Compensation Plan. Effective January 1, 2008, because of low participation in the plan, Motorola, Inc. temporarily closed the Motorola, Inc. Management Deferred Compensation Plan to new deferrals. The Motorola, Inc. Management Deferred Compensation Plan is a non-qualified deferred compensation plan that is unfunded and unsecured and allows eligible elected officers, including our Named Executive Officers, the opportunity to defer taxes on their base salary and cash incentive compensation. Motorola, Inc. does not contribute to this plan. The plan is not intended to provide above-market or preferential earnings (as these terms are defined under SEC regulations) on compensation deferred under the plan.

•

Relocation Benefits. Motorola, Inc. provides relocation benefits under its Relocation Policy to employees, including the Named Executive Officers, who meet the criteria outlined in the policy. From time to time, in order to attract a particular employee and/or pursuant to an employment agreement, arrangements may be made that offer enhanced benefits beyond the terms of the Relocation Policy, such as an extended duration of temporary housing as in the case of Dr. Jha.

•

Commuting Benefits. Motorola, Inc. provides commuting benefits under its Commuting Assignment Policy to employees, including the Named Executive Officers, who meet the criteria outlined in the policy. From time to time, in order to attract a particular employee and/or pursuant to an employment agreement, arrangements may be made that offer enhanced benefits beyond the terms of the Commuting Assignment Policy, such as an extended duration of commuting benefits or allowances.

•

Expatriation Benefits. Motorola, Inc. provides expatriate benefits to employees, including the Named Executive Officers, who transfer from a home to a host country on an assignment in excess of one year, up to three years, with a clear intention to return to the home country at the conclusion of the assignment under its relocation and assignment policies. The expatriate benefits that are typically provided include relocation assistance, housing subsidy and hypothetical housing deductions, cost of living adjustments, family assistance, cultural/language assistance, and income tax equalization and filing services, among other benefits.

Motorola, Inc. Broad-based Employee Benefits

As U.S. employees, the Named Executive Officers have the opportunity to participate in a number of benefits programs that are generally available to all regular U.S. employees. These benefits include: (1) healthcare plans (medical and dental benefits, health coaching, and onsite wellness programs and wellness centers/fitness centers), (2) life and disability plans (group life insurance, business travel accident insurance and short-term and long-term disability income plans), (3) investment plans (the 401(k) Plan, the MOTshare Plan (Employee Stock Purchase Plan)) and previously existing pension plans that were available to employees who began employment prior to January 1, 2005, and (4) work/life plans (programs that assist with daily needs such as childcare, adoption assistance, dependent care account and long-term care insurance).

Pension Plans

Pension plans were offered to pension-eligible employees hired before January 1, 2005. Motorola, Inc. offers two different qualified pension plans, the Portable Pension Plan and the Traditional Pension Plan. Motorola, Inc. also offers a non-qualified plan, the MSPP, to highly-compensated employees whose qualified pension plan benefits are limited by annual salary compensation caps imposed by the IRS.

On December 15, 2008, the Motorola, Inc. Board of Directors authorized amendments to both the Motorola, Inc. Pension Plan (“Pension Plan”) and the MSPP. On this date, the Motorola, Inc. Board determined that, effective March 1, 2009, all future benefit accruals and compensation increases used to compute benefit accruals would automatically cease for all individuals who were participants under the Pension Plan and/or MSPP as of February 28, 2009, but allowing such participants to continue to earn vesting credit towards their Pension Plan benefit on and after March 1, 2009, if not already fully vested. Additionally, the MSPP was further amended to freeze any future participation in the MSPP after January 1, 2009, unless such participation was due to a prior contractual entitlement.

Both Pension Plan formulas use “average earnings” to calculate the relevant pension benefit. Prior to January 1, 2008, a participant’s “final average earnings” were used to calculate the relevant pension benefit, with final average earnings (base salary and lump-sum merit pay, excluding incentive plan awards) being the five years of highest pay during the last ten calendar years ending December 31, 2007. On and after January 1, 2008, a participant’s “modified average earnings” are used to calculate the relevant pension benefit, with modified average earnings starting with the participant’s final average earnings as of December 31, 2007 and additionally including in the numerator and denominator the earnings from each and every subsequent year of employment after January 1, 2008 and up to March 1, 2009 (unless earlier terminated). Further, when computing pension benefits, annual compensation used to calculate a participant’s benefit may not exceed certain limits set by the IRS ($245,000 in 2009) and hence is limited to this number, if required. The benefit payable to plan participants eligible for MSPP is the amount by which their pension plan benefit is reduced by the applicable IRS limits or as a result of their participation in the Motorola, Inc. Management Deferred Compensation Plan. A participant’s pension benefit and MSPP benefit together cannot exceed 70% of their modified average earnings at retirement.

The Impact of Favorable Accounting and Tax Treatment on Compensation Program Design

Favorable accounting and tax treatment of the various elements of Motorola, Inc.’s compensation program is an important, but not the sole, consideration in its design. Section 162(m) of the Internal Revenue Code limits the deductibility of certain items of compensation paid to the Co-CEOs of Motorola, Inc. and certain other highly compensated executive officers (“covered officers”) to $1,000,000 annually. Motorola, Inc.’s short-term and long-term incentive programs have been designed to provide for the deductibility of compensation paid to the covered officers under our incentive plans. In particular, in order to satisfy the Section 162(m) qualification requirements, under Motorola, Inc.’s 2006 Omnibus Incentive Plan, each year the Motorola, Inc. Compensation Committee allocates an incentive pool, equal to 5% of Motorola, Inc.’s consolidated operating earnings, among the covered officers under MIP. Once the amount of the pool and the allocations are determined at the end of the year, the Motorola, Inc. Compensation Committee retains “negative discretion” to reduce (but not increase) the amount of any award payable from the incentive pool to the covered officers to the amounts payable based on the MIP performance criteria using the actual minimum, target and maximum awards by position. For 2009, Dr. Jha was the only Named Executive Officer subject to Section 162(m). Notwithstanding the above, the Motorola, Inc. Compensation Committee reserves the right to provide for compensation to executive officers that may not be deductible pursuant to Section 162(m).

In the first quarter of 2006, Motorola, Inc. began expensing equity awards in accordance with FAS 123R (now ASC Topic 718). This results in significantly higher accounting expenses for stock option awards. Like many of the companies within its comparator group, Motorola, Inc. has taken measures to ensure its equity grant practices remain competitive but also cost-effective (e.g., by generally lowering grant guidelines and participation rates). In 2009, stockholders approved a one-time stock option exchange program that was designed to restore economic value to certain stock options held by certain employees, while not creating significant additional expense to Motorola, Inc. All of the Named Executive Officers, other than Dr. Jha and Mr. Moloney, were eligible for the stock option exchange program for qualifying awards.

Stock Ownership Requirements

In order to align the interests of senior management with the interests of stockholders, the Motorola, Inc. Board requires its senior leadership team and all other senior and executive vice presidents (approximately 30 executives), to maintain prescribed ownership levels of Stock (as defined below). During 2009, the Motorola, Inc. Compensation Committee reviewed and approved revised stock ownership requirements that set minimum levels of ownership, as follows:

Executive Level	Minimum Stock Ownership Required
Co-Chief Executive Officer	6 times base salary
Executive Vice Presidents and Motorola, Inc. Senior Leadership Team members	3 times base salary
Senior Vice Presidents (other than members of the Motorola, Inc. Senior Leadership Team)	2 times base salary

For purposes of these stock ownership requirements, “Stock” means shares of common stock of Motorola, Inc. owned outright, restricted stock, RSUs and stock owned in benefit plans such as the 401(k) Plan and the MOTshare Plan, each of which count toward fulfilling the ownership guidelines. New senior executives are given five years from the date of hire, promotion or elevation to meet the ownership requirements.

Securities Trading Policy

Executives and other employees, including our Named Executive Officers, may not engage in any transaction in which they may profit from short-term speculative swings in the value of our securities. This includes “short sales” (selling borrowed securities that the seller hopes can be purchased at a lower price in the future) or “short sales against the box” (selling owned, but not delivered securities), “put” and “call” options (publicly available rights to sell or buy securities within a certain period of time at a specified price) and hedging transactions, such as zero-cost collars and forward sale contracts. The securities trading policy is designed to ensure compliance with applicable insider trading rules.

NAMED EXECUTIVE OFFICER COMPENSATION

The following table sets forth information concerning the cash and non-cash compensation awarded to our named executive officers by Motorola, Inc. These amounts are based on the compensation received by these officers while employed by Motorola, Inc. for 2009. We were not a reporting company under the Securities Exchange Act for previous years. Therefore, pursuant to the executive compensation rules adopted by the Securities and Exchange Commission (“SEC”), only the compensation of Dr. Jha and Mr. Moloney are shown for prior years when each was a named executive officer of Motorola, Inc.

2009 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)		Bonus ($) (d)		Stock Awards ($)(2) (e)		Option Awards ($)(2) (f)		Non-Equity Incentive Plan Compensation ($)(3) (g)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
Sanjay K. Jha	2009	$905,769	(4)	$1,750	(5)	$1,344,000	(6)	$0		$1,200,000	(7)	$0	$334,376	(8)	$3,785,895
Chief Executive Officer	2008	484,615		0		33,850,305	(9)	69,698,513	(9)	0	(4)	0	412,096		104,445,529

Marc E. Rothman	2009	430,000		0		102,630		742,847		40,000		0(10)	10,405	(11)	1,325,882
Senior Vice President, Chief Financial Officer

Daniel M. Moloney	2009	600,000		0		1,410,696	(12)	2,397,824	(12)	285,000		25,283(13)	10,405	(14)	4,729,208
President	2008	600,000		0		1,810,050		2,136,550		228,000		38,840(13)	16,900		4,830,340
	2007	575,000		100,000	(15)	3,404,000		1,152,000		305,550		0(13)	26,396		5,562,946

William C. Ogle	2009	181,346	(16)	0		362,500	(17)	1,354,500	(17)	273,000	(18)	0	375,000	(19)	2,477,154
Senior Vice President, Chief Marketing Officer

John P. Cipolla	2009	450,000		0		907,740		549,452		37,000		0(20)	12,000	(21)	1,956,192
Senior Vice President, Product Development

(1)	Salary includes amounts deferred pursuant to salary reduction arrangements under the 401(k) Plan. Effective January 1, 2009, Motorola, Inc. suspended its matching contributions to the 401(k) Plan. The matching contributions are reinstated as of July 2010.

(2)	The amounts in columns (e) and (f) reflect the aggregate grant date fair value of the stock and option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 8, “Share-Based Compensation Plans and Other Incentive Plans” in Motorola, Inc.’s Form 10-K for the fiscal year ended December 31, 2009. These amounts reflect the valuation method recently adopted by the SEC, which is the aggregate grant date fair value of the equity awards, rather than the dollar amounts recognized that year for financial statement reporting purposes, as previously required. The new aggregate grant date fair value method applies to previous years in the table as well. As such, in the year of a grant, the full aggregate grant date fair value appears, rather than the portion being expensed for financial statement reporting purposes in that year.

(3)	The amounts in column (g) are the awards earned under the Motorola, Inc. Incentive Plan (“MIP”). There were no payments under the Motorola, Inc. Long-Range Incentive Plan (“LRIP”) cycle ending in 2009

(4)	Dr. Jha voluntarily elected to take a 25% decrease in base salary for 2009 and forego any 2008 bonuses under MIP, including Dr. Jha’s contractually guaranteed cash bonus of $2,400,000.

(5)	This amount consists of two awards under Motorola, Inc.’s patent award program.

(6)	This amount is the aggregate grant date fair value of restricted stock units (“RSUs”) granted to Dr. Jha on February 11, 2009. When Dr. Jha decided to voluntarily forego his 2008 contractually guaranteed cash bonus, the Motorola, Inc. Compensation and Leadership Committee decided to make a grant of RSUs to Dr. Jha with a value equal to: $2,400,000, less the amount of cash that would have been payable to the other Co-Chief Executive Officer had he not also foregone his 2008 bonus under MIP. The total cash value of the award was determined on February 11, 2009 to be $1,334,000. On February 11, 2009, based on the closing price of Motorola, Inc.’s common stock, 344,615 RSUs were granted to Dr. Jha. The RSUs vest in two equal installments on February 11, 2010 and on October 31, 2010.

(7)	This amount reflects the cash bonus guaranteed to Dr. Jha for 2009 pursuant to his employment agreement.

(8)	This amount consists of Motorola, Inc. perquisite costs for Dr. Jha of $334,376, including costs for personal use of company aircraft of $219,589, relocation benefits of $66,769, personal use of car and driver of $34,906 and security system monitoring. The incremental cost to Motorola, Inc. for Dr. Jha’s personal use of company aircraft is calculated by multiplying the number of hours Dr. Jha’s travels in a particular plane by the direct cost per flight hour per plane. Direct costs include fuel, maintenance, labor, parts, loading and parking fees, catering and crew. The incremental cost to Motorola, Inc. for Dr. Jha’s personal use of a car and driver is calculated by adding the costs for the driver, including salary and benefits, on a pro rata basis to the cost of fuel for driving to and from work and company events. The amount reported for personal use of company aircraft is net of a reimbursement made by Dr. Jha pursuant to the Aircraft Time Sharing Agreement dated May 4, 2009 between Motorola, Inc. and Dr. Jha, as previously disclosed in Motorola, Inc.’s quarterly report on Form 10-Q filed on May 6, 2009.

(9)	These amounts are the aggregate grant date fair value of equity awards granted on August 4, 2008 in connection with Dr. Jha’s employment agreement. He was granted 2,304,653 “make-whole” RSUs and 10,211,226 “make-whole” options to replace awards of equivalent value that Dr. Jha forfeited at his prior employer upon joining Motorola, Inc. Also in connection with Dr. Jha’s employment agreement, he was granted 1,362,769 “inducement” RSUs and 6,383,658 “inducement” options. These grants were made to Dr. Jha in order to attract and retain an executive of his unique caliber and experience. The stock options will not have value unless the price of Motorola, Inc.’s stock increases from the grant date price of $9.82.

(10)	For 2009, the aggregate change in present value from December 31, 2008 to December 31, 2009 of Mr. Rothman’s benefits under all pension plans, including benefits under the General Instrument Pension Plan and the General Instrument SERP Plan (“GI SERP”) was negative and is therefore reflected as $0. During that period, the change in present value of his benefit under the Motorola Pension Plan was $33,600 and under the Motorola Supplemental Pension Plan (“MSPP”) was ($49,770). The change in present value of his benefit under the General Instrument Pension Plan was $7,651 and under the GI SERP was $803. The negative change in MSPP present value is a result of Motorola, Inc. freezing all future benefit accruals and compensation increases under the MSPP, effective March 1, 2009, when calculated with the assumptions under SEC rules.

(11)	This amount is Motorola, Inc. perquisite costs for Mr. Rothman for financial planning.

(12)	On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options and RSUs. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(13)

For 2009, this amount consists of $25,283 in earnings on nonqualified deferred compensation in excess of the threshold for 2009 “above-market earnings” established pursuant to SEC rules. The aggregate change in present value from December 31, 2008 to December 31, 2009 of Mr. Moloney’s benefits under all pension plans, including benefits under the General Instrument Pension Plan and the General Instrument SERP plan (“GI SERP”) was negative and therefore is reflected as $0. During 2009, the change in the present value of his benefits under the Motorola Pension Plan was $46,849 and under the MSPP was ($142,336). The change in present value of his benefit under the General Instrument Pension Plan was $32,799 and under the General Instrument SERP plan (“GI SERP”) was $14,655. The negative change in MSPP present value is a result of the Company freezing all future benefit accruals and compensation increases under the MSPP, effective March 1, 2009, when calculated with the assumptions under SEC rules. For 2008, the aggregate change in present value from December 31, 2007 to December 31, 2008 of Mr. Moloney’s benefits under the Motorola Pension Plan was $8,763, under the MSPP was $13,953, under the General Instrument Pension Plan was $11,145 and under the GI SERP was $4,979. For 2007, the aggregate change in present value from December 31, 2006 to December 31, 2007 of Mr. Moloney’s benefits under all pension plans, including benefits under the General Instrument Pension Plan and the GI SERP was negative and therefore is reflected as $0. During 2007, the change in the present value of his benefit under the Motorola Pension Plan and the MSPP were $410 and $2,069, respectively. In 2007, there was a negative change in the present value of his benefit under the General Instrument Pension Plan and the GI SERP of ($14,055) and ($6,279), respectively. In connection with the Company’s acquisition of General Instrument Corporation in January of 2000, the value of Mr. Moloney’s benefits under the General Instrument Pension Plan and the GI SERP were frozen as of December 31, 2000.

(14)	This amount is Company perquisite costs for Mr. Moloney for financial planning.

(15)	In April 2007, Mr. Moloney received a one-time discretionary cash bonus in recognition of his efforts and to promote his retention.

(16)	Mr. Ogle joined Motorola, Inc. on August 3, 2009. His annual base salary is $410,000 pursuant to his employment offer dated June 29, 2009. This amount reflects the portion of his annual salary earned in 2009.

(17)	These equity awards were made pursuant to Mr. Ogle’s employment offer dated June 29, 2009.

(18)	This amount reflects the cash bonus guaranteed to Mr. Ogle for 2009 pursuant to his employment offer.

(19)	This amount consists of Motorola, Inc. perquisite costs for Mr. Ogle of $375,000, including commuting allowance of $175,000, legal fees of $110,998, a tax gross up of $69,193 and costs for relocation benefits.

(20)	For 2009, the aggregate change in present value from December 31, 2008 to December 31, 2009 of Mr. Cipolla’s benefits under all pension plans was negative and is therefore reflected as $0. During that period, the change in present value of his benefit under the Motorola Pension Plan was $126,643 and under the MSPP was ($206,618). The negative change in MSPP present value is a result of Motorola, Inc. freezing all future benefit accruals and compensation increases under the MSPP, effective March 1, 2009, when calculated with the assumptions under SEC rules.

(21)	This amount is Motorola, Inc. perquisite costs for Mr. Cipolla for financial planning.

Compensation Proportion

Motorola, Inc.’s executive compensation program is structured so that more than two-thirds of its senior executives’ targeted total compensation is “at risk” (in the form of equity grants, awards under LRIP and awards under MIP) and is therefore dependent upon Motorola, Inc.’s results. In determining the “at risk” proportion between cash and equity among the total mix of compensation, Motorola, Inc. considers the employee’s position and responsibilities, the employee’s ability to impact Motorola, Inc.’s results, and the competitive market for executive talent in our industry. Motorola, Inc. strives to balance the components of its compensation program appropriately in light of these factors. For a further discussion of Motorola, Inc.’s or our compensation methodology, see the “Compensation Discussion and Analysis”. For a discussion of the material terms of employment agreements with our Named Executive Officers, see “Employment Contracts”. For a discussion of the material terms of the 2009 grants of plan based awards, see the footnotes to the “Grants of Plan-Based Awards in 2009” table and the “Compensation Discussion and Analysis”.

Grants of Plan-Based Awards in 2009

				Estimated Future Payouts Under Non-Equity Incentive Plan Award				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1) (i)		All Other Option Awards: Number of Securities Underlying Options (#)(2) (j)		Exercise or Base Price of Option Awards ($/Sh)(3) (k)	Grant Date Fair Value of Stock and Option Awards($) (l)
Name (a)	Grant Type	Grant Date (b)		Threshold ($) (c)		Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)

Sanjay K. Jha	MIP	01/01/2009	(4)	$1,200,000	(5)	$1,811,538	$3,061,499	—	—	—	—		—		—	—
	Equity	02/11/2009		—		—	—	—	—	—	344,615	(7)	—		—	$1,344,000

Marc E. Rothman	MIP	01/01/2009	(4)	0		322,500	545,025	—	—	—	—		—		—	—
	LRIP	01/01/2009	(6)	107,500		430,000	860,000	—	—	—	—		—		—	—
	Equity	01/21/2009		—		—	—	—	—	—	—		250,000	(8)	$4.51	567,500
	Equity	05/07/2009		—		—	—	—	—	—	16,500	(9)	49,500	(10)	6.22	276,870
	Equity	06/12/2009		—		—	—	—	—	—	—		123,279	(11)	6.73	1,107

Daniel M. Moloney	MIP	01/01/2009	(4)	0		569,999	963,298	—	—	—	—		—		—	—
	LRIP	01/01/2009	(6)	277,500		1,110,000	2,220,000	—	—	—	—		—		—	—
	Equity	05/07/2009		—		—	—	—	—	—	226,800	(9)	681,200	(10)	6.22	3,808,520

William C. Ogle	MIP	01/01/2009	(4)	273,000		273,000	273,000	—	—	—	—		—		—	—
	LRIP	01/01/2009	(6)	85,413		341,653	683,306	—	—	—	—		—		—	—
	Equity	08/03/2009		—		—	—	—	—	—	50,000	(12)	350,000	(13)	7.25	1,717,000

John P. Cipolla	MIP	01/01/2009	(4)	0		337,500	570,375	—	—	—	—		—		—	—
	LRIP	01/01/2009	(6)	112,500		450,000	900,000	—	—	—	—		—		—	—
	Equity	01/21/2009		—		—	—	—	—	—	—		200,000	(8)	4.51	454,000
	Equity	05/07/2009		—		—	—	—	—	—	27,000	(9)	27,000	(10)	6.22	262,980
	Equity	06/12/2009		—		—	—	—	—	—	—		44,434	(11)	6.73	412
	Equity	12/01/2009		—		—	—	—	—	—	90,000	(14)	—		—	739,800

(1)	In the aggregate, the RSUs described in this table represent approximately 0.027% of the total shares of Motorola, Inc. common stock outstanding on January 31, 2010. RSUs granted on or after May 1, 2006 are not eligible for dividend equivalent rights. Each of these RSU awards were granted under the Motorola, Inc. Omnibus Incentive Plan of 2006. All RSUs entitle the holder to acquire shares of common stock and were valued at the fair market value at the time of the grant, as defined in the “Fair Market Value Definition” section of “Compensation Discussion and Analysis”.

(2)	In the aggregate, the options described in this table are exercisable for approximately 0.055% of the total shares of Motorola, Inc. common stock outstanding on January 31, 2010. Each of these option awards were granted under the Motorola, Inc. Omnibus Incentive Plan of 2006. All options entitle the holder to acquire shares of common stock. The options carry with them the right to elect to have shares withheld upon exercise and/or to deliver previously-acquired shares of common stock to satisfy tax-withholding requirements. For Dr. Jha, options may be transferred to family members or certain entities in which family members have an interest. Unvested options are generally forfeited upon retirement. These options could expire earlier in certain situations.

(3)	The exercise price of option awards is based on the fair market value of Motorola, Inc. common stock at the time of grant. See the “Fair Market Value Definition” section of “Compensation Discussion and Analysis” for further details.

(4)	These 2009 awards are made pursuant to the 2009 Motorola Incentive Plan (“MIP”), and are payable in cash. MIP is Motorola, Inc.’s annual pay-for-performance bonus plan that is based upon a formula that combines business performance and individual performance. Awards may be $0 under the formula. Targets assume individual and business performance factors of 1.0. Awards under MIP are determined using a participant’s “eligible earnings” (generally, base salary) for the plan year. Maximum assumes individual and business performance factors of 1.3.

(5)	Pursuant to Dr. Jha’s employment agreement, he was entitled to a 2009 cash bonus of not less than $1,200,000.

(6)

These grants are for the 2009-2011 cycle under the Motorola Long-Range Incentive Plan of 2009 (“LRIP”). Awards under the 2009-2011 LRIP cycle are determined in dollars but, at the discretion of the Motorola, Inc. Compensation and Leadership Committee, may be paid in cash or common stock. The measure/metric used is relative total shareholder return. For a discussion of the LRIP, including the targets and plan mechanics, see “Compensation Discussion and

Analysis”. The amounts in the table represent 2009 performance which may be reduced to $0 at the end of the three-year cycle based upon total cycle performance. The amounts under “Threshold” assume the performance level necessary to generate an award was achieved. The amounts under “Target” assume performance factors of 1.0 based on a median three-year total shareholder return, which equates to a payout of 100% of target. The amounts under “Maximum” will be payable if Motorola, Inc.’s three-year total shareholder return ranks first or second amongst the peer companies, which would be a significant accomplishment, the probability of which is remote though possible.

(7)	As previously disclosed on December 17, 2008, Dr. Jha voluntarily decided to forego his 2008 contractually guaranteed cash bonus of $2,400,000. At that time, the Motorola, Inc. Compensation and Leadership Committee agreed to make a grant of RSUs to Dr. Jha in the first quarter of 2009 with a value equal to: $2,400,000 less the amount of cash that would have been payable to the other Co-Chief Executive Officer under MIP had he also not foregone his 2008 bonus under MIP. The total cash value of the award was determined on February 11, 2009 to be $1,334,000. On February 11, 2009, based on the closing price of Motorola, Inc.’s common stock, 344,615 RSUs were granted to Dr. Jha. The RSUs vest in two equal installments on February 11, 2010 and October 31, 2010.

(8)	On January 21, 2009, Mr. Rothman was granted 250,000 options and Mr. Cipolla was granted 200,000 options. The options vest and become exercisable in two equal annual installments on January 21, 2010 and January 21, 2011. The options expire on January 21, 2014, five years from the date of grant.

(9)	On May 7, 2009, as part of Motorola, Inc.’s annual broad-based employee equity grants, Mr. Rothman was granted 16,500 RSUs, Mr. Moloney was granted 226,800 RSUs and Mr. Cipolla was granted 27,000 RSUs. The restrictions on these RSUs lapse in four equal annual installments beginning on May 7, 2010. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options and RSUs. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(10)	On May 7, 2009, as part of the Motorola, Inc.’s annual broad-based employee equity grants, Mr. Rothman was granted 49,500 options, Mr. Moloney was granted 681,200 options and Mr. Cipolla was granted 27,000 options. The options vest and become exercisable in four equal annual installments beginning on May 7, 2010. The options expire on May 7, 2019, 10 years from the date of grant. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options and RSUs. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(11)	On June 12, 2009, Mr. Rothman and Mr. Cipolla participated in Motorola, Inc.’s voluntary one-time stock option exchange program under which employees (other than certain executives of Motorola, Inc.) exchanged certain outstanding equity awards without creating significant compensation expense. The grant date fair value represents the expense that was incremental to the expense of the original option grant. In connection with their exchange, on June 12, 2009, Mr. Rothman was granted 123,279 options and Mr. Cipolla was granted 44,434 options. The options vest and become exercisable in two equal annual installments beginning on June 12, 2010. The options expire on June 12, 2014, five years from the date of grant.

(12)	On August 3, 2009, Mr. Ogle was granted 50,000 RSUs. The restrictions on the grant lapse in two equal annual installments on August 3, 2010 and August 3, 2011.

(13)	On August 3, 2009, Mr. Ogle was granted 350,000 options. The options vest and become exercisable in four equal annual installments beginning on August 3, 2010. The options expire on August 3, 2019, 10 years from the date of grant.

(14)	On December 1, 2009, Mr. Cipolla was granted 90,000 RSUs. The restrictions on the grant lapse in two equal annual installments on December 1, 2011 and December 1, 2012.

Outstanding Equity Awards at 2009 Fiscal Year-End

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (Vested) (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (Unvested) (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(1) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Sanjay K. Jha	5,531,621	(2)	11,063,263	(2)	—	$9.82	08/04/2018	2,789,566	(3)	$21,647,032	—	—

Marc E. Rothman	44,704	(4)	0		—	7.2745	05/06/2013	211,295	(5)	1,637,166	—	—
	12,937	(6)	38,813	(6)		10.26	05/06/2018
	0		250,000	(7)		4.51	01/21/2014
	0		49,500	(8)		6.22	05/07/2019
	0		123,279	(9)		6.73	06/12/2014

Daniel M. Moloney	335,280	(10)	0		—	40.5154	01/12/2015	552,866	(11)	4,290,240	—	—
	111,760	(12)	0		—	12.8937	03/16/2011	—		—	—	—
	26,760	(13)	0		—	11.99	02/14/2012	—		—	—	—
	15,880	(14)	0		—	13.1979	06/07/2012	—		—	—	—
	307,340	(15)	0		—	16.3028	05/04/2014	—		—	—	—
	225,000	(16)	0		—	15.47	05/03/2015	—		—	—	—
	100,000	(17)	100,000	(17)	—	17.80	07/05/2017	—		—	—	—
	50,000	(6)	150,000	(6)	—	10.26	05/06/2018	—		—	—	—
	0		349,000	(18)	—	9.99	08/22/2018	—		—	—	—
	0		681,200	(8)	—	6.22	05/07/2019	—		—	—	—

William C. Ogle	0		350,000	(19)	—	7.25	08/03/2019	50,000	(20)	388,000	—	—

John P. Cipolla	5,625	(6)	16,875	(6)	—	10.26	05/06/2018	211,507	(21)	1,641,294	—	—
	0		200,000	(7)		4.51	01/21/2014
	0		27,000	(8)		6.22	05/07/2019
	0		44,434	(9)		6.73	06/12/2014

(1)	Awards of RSUs prior to May 1, 2006 are entitled to dividend equivalent rights. RSUs grants awarded on or after May 1, 2006 are not entitled to dividend equivalent rights. Dividend equivalent rights accrued until January 15, 2009 are included in the outstanding awards for the purposes of this table. Market value in column (h) is determined using the closing price of Motorola, Inc. common stock on December 31, 2009 of $7.76.

(2)	These stock options were granted to Dr. Jha on August 4, 2008. 10,211,226 of these stock options were granted in connection with the make-whole provisions of Dr. Jha’s employment agreement. 6,383,658 of these stock options were granted in connection with the inducement provisions of Dr. Jha’s employment agreement. The original grants of options vest and become exercisable in three equal annual installments with the first installment having vested on July 31, 2009.

(3)	1,536,437 of these RSUs were granted to Dr. Jha on August 4, 2008 in connection with the make-whole provisions of his employment agreement. 908,514 of these RSUs were granted on August 4, 2008 in connection with the inducement provisions of his employment agreement. The restrictions on the original grants lapse in three equal annual installments with restrictions on the first installment having lapsed on July 31, 2009.

(4)	These stock options were granted on May 6, 2003 as part of Motorola, Inc.’s annual broad-based employee equity grant. The original grant of options vested and became exercisable in four equal annual installments with the first installment having vested on May 6, 2004 and the final installment having vested on May 6, 2007.

(5)	This includes: (i) 7,982 RSUs remaining from Mr. Rothman’s October 14, 2005 grant including dividend reinvestment shares. The restrictions on these RSUs lapse on October 14, 2010; (ii) 12,500 RSUs remaining from Mr. Rothman’s May 3, 2006 grant with restrictions lapsing on May 3, 2010; (iii) 10,000 RSUs granted on July 25, 2007 with restrictions lapsing on July 25, 2012; (iv) 4,313 RSUs remaining from Mr. Rothman’s May 6, 2008 grant with restrictions lapsing on 1,437 RSUs on May 6, 2010, 1,437 RSUs on May 6, 2011 and 1,439 RSUs on May 6, 2012; (v) 160,000 RSUs granted on June 17, 2008 with restrictions lapsing equally on June 17, 2010 and June 17, 2011; and (vi) 16,500 RSUs granted on May 7, 2009 with restrictions lapsing in four equal annual installments beginning on May 7, 2010.

(6)	These stock options were granted on May 6, 2008 as part of Motorola, Inc.’s annual broad-based employee equity grant. The original grant of options vests and became exercisable in four equal annual installments with the first installment having vested on May 6, 2009. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(7)	These stock options were granted on January 21, 2009. These options vest and become exercisable in two equal installments on January 21, 2010 and January 21, 2011.

(8)	These stock options were granted on May 7, 2009 as part of Motorola, Inc.’s annual broad-based employee equity grant. The original grant of options vests and became exercisable in four equal annual installments with the first installment vesting on May 7, 2010. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(9)	These stock options were granted on June 12, 2009. These options vest and become exercisable in two equal installments on June 12, 2010 and June 12, 2011.

(10)	These stock options were granted to Mr. Moloney on January 12, 2000. These options vested in four equal annual installments with the first installment having vested on January 12, 2001 and the final installment having vested on January 12, 2004.

(11)	50,000 of these RSUs were granted to Mr. Moloney on March 6, 2006 and the restrictions would have lapsed on March 6, 2011. 100,000 of these RSUs were granted on July 5, 2007 and the restrictions would have lapsed on July 5, 2011. 56,250 of these RSUs were granted on May 6, 2008, and the restrictions would have lapsed on 18,750 on May 6 of each of 2010, 2011 and 2012. 117,000 of these RSUs were granted on August 22, 2008 and the restrictions would have lapsed on 58,500 on August 22, 2010 and 2011. 226,800 of these RSUs were granted on May 7, 2009 and the restrictions would have lapsed in three equal annual installments beginning on May 7, 2010. The other 2,816 RSUs represent accrued dividend equivalent rights. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested RSUs. Mr. Moloney returned to Motorola, Inc. as an executive officer on September 1, 2010.

(12)	These stock options were granted to Mr. Moloney on March 16, 2001 and vested in four equal annual installments with the first installment having vested on March 16, 2002 and the final installment having vested on March 16, 2005.

(13)	These stock options were granted to Mr. Moloney on February 14, 2002. These options vested in four equal annual installments with the first installment having vested on February 14, 2003 and the final installment having vested on February 14, 2006.

(14)	These stock options were granted to Mr. Moloney on June 7, 2002. These options vested in four equal annual installments with the first installment having vested on June 7, 2003 and the final installment having vested on June 7, 2006.

(15)	These stock options were granted on May 4, 2004 as part of the Company’s annual broad-based employee equity grant. The options vested and became exercisable in four equal annual installments with the first installment having vested on May 4, 2005 and the final installment having vested on May 4, 2008.

(16)	These stock options were granted on May 3, 2005 as part of the Company’s annual broad-based employee equity grant. The options vested and became exercisable in four equal annual installments with the first installment having vested on May 3, 2006 and the final installment having vested on May 3, 2009.

(17)	These stock options were granted to Mr. Moloney on July 5, 2007. These options vest and become exercisable in four equal annual installments with the first installment having vested on July 5, 2008. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options.

(18)	These stock options were granted to Mr. Moloney on August 22, 2008. These options would have vested and become exercisable in two equal annual installments on August 22, 2010 and 2011. On March 5, 2010, as a result of his decision to leave the Company, Mr. Moloney forfeited all unvested stock options.

(19)	These stock options were granted on August 3, 2009. These options vest and become exercisable in four equal annual installments beginning on August 3, 2010.

(20)	These RSUs were granted on August 3, 2009. The restrictions on these RSUs lapse equally on August 3, 2010 and August 3, 2011.

(21)	This includes: (i) 1,587 RSUs remaining from Mr. Cipolla’s March 3, 2006 grant including dividend reinvestment shares. The restrictions on these RSUs lapse on March 3, 2011, (ii) 2,500 RSUs remaining from Mr. Cipolla’s May 8, 2006 grant with restrictions lapsing on May 8, 2010, (iii) 5,625 remaining from Mr. Cipolla’s May 6, 2008 grant with restrictions lapsing equally on May 6, 2010, 2011 and 2012, (iv) 84,795 RSUs granted on May 6, 2008 with restrictions lapsing on 42,437 RSUs on May 6, 2010, and 42,438 RSUs on May 6, 2011, (vi) 27,000 RSUs granted on May 7, 2009 with restrictions lapsing in four equal annual installments beginning on May 7, 2010, and (vii) 90,000 RSUs granted on December 1, 2009 with restrictions lapsing in two equal annual installments on December 1, 2011 and December 1, 2012.

Option Exercises and Stock Vested in 2009

	Option Awards		Stock Awards(1)
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise $ (c)(2)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(3)
Sanjay K. Jha	0	$0	1,222,471	$8,752,892
Marc E. Rothman	0	0	1,437	9,067
Daniel M. Moloney	0	0	118,750	731,313
William C. Ogle	0	0	0	0
John P. Cipolla	0	0	41,875	136,631

(1)	Includes RSUs accrued pursuant to dividend equivalent rights.

(2)	The “Value Realized on Exercise” represents the difference between the base (or exercise) price of the option shares and the market price of the option shares at exercise. The value realized was determined without considering any taxes that may have been owed.

(3)	The “Value Realized on Vesting” is computed by multiplying the number of shares of stock or units by the market value of the underlying shares on the vesting date. When an award vests on a non-trading day the most recent previous market closing price is used for the purpose of this calculation.

Nonqualified Deferred Compensation in 2009

The Motorola, Inc. Management Deferred Compensation Plan allows eligible executive participants, the opportunity to defer portions of their base salary and annual cash incentive compensation and thereby defer taxes. Motorola does not contribute to this plan. The Motorola Management Deferred Compensation Plan is not intended to provide for the payment of above-market or preferential earnings on compensation deferred under the plan, however, as described below and pursuant to SEC rules, all earnings on nonqualified deferred compensation in 2009 in excess of 4.9% would have been deemed “above-market earnings”. Of the Named Executive Officers, only Mr. Moloney participated in the plan. Effective January 1, 2008, because of low participation, the Motorola Deferred Compensation Plan was temporarily closed to new deferrals.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Sanjay K. Jha	—	—	—	—	—
Marc E. Rothman	—	—	—	—	—
Daniel M. Moloney	—	—	$38,380	—	$305,216
William C. Ogle	—	—	—	—	—
John P. Cipolla	—	—	—	—	—

(1)	Pursuant to SEC rules, all earnings on nonqualified deferred compensation in 2009 in excess of 4.9% are deemed “above-market earnings”. Based on the performance of the funds elected in advance by the participant (as described below), for “above-market earnings” on nonqualified deferred compensation see the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the “Summary Compensation Table”.

The Motorola Management Deferred Compensation Plan uses the following funds as the index for calculating investment returns on a participant’s deferrals. The participant’s deferrals are deemed to be invested in these funds as per the participant’s election. The participant does not actually own any share of the investment options he/she selects. The investment fund choices mirror the fund choices available in the Motorola 401(k) plan (with the exception of the Motorola stock fund). The funds are available only through variable universal life insurance products and are not publicly traded mutual funds.

Fund Offering	Investment Classification	1-Year Annualized Average
* Short-Term Investment Fund	Money Market	0.40%
* Short-Term Bond Fund	Short-Term Bond	6.35%
* Long-Term Bond Fund	Long-Term Bond	6.55%
* Balanced Fund I	Moderate Allocation	20.31%
* Balanced Fund II	Moderate Allocation	23.32%
* Large Company Equity Fund	Large Blend	27.03%
* Mid-Sized Company Equity Fund	Mid-Cap Blend	38.03%
* Small Company Equity Fund	Small Blend	28.03%
* International Equity Fund	Foreign Large Blend	32.19%

Deferral elections can be changed only during the open enrollment period prior to each plan (calendar) year. Changes to distribution elections must be filed at least 12 months in advance. Any change will require that the payment start date be at least five years later than the previous payment start date. A participant may postpone or change his/her termination payment distribution election once per plan (calendar) year. Hardship withdrawals are available, but no other nonscheduled withdrawals are available. Termination payments cannot be earlier than six months after separation from service, except in the event of disability, death or, possibly, a change in control of the Company. The amounts reported in the “Aggregate Earnings in Last FY” column represent all earnings on nonqualified deferred compensation in 2009. The portion of earnings reported as “above-market earnings” in the Summary Compensation Table in the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column would have represented the amount in excess of the 4.9% threshold established for 2009 pursuant to SEC rules.

RETIREMENT PLANS

The Motorola Pension Plan (“Pension Plan”) and the Motorola Supplemental Pension Plan (“MSPP”) are intended to provide pension benefits to the Named Executive Officers in the future. Prior to January 1, 2005, most regular U.S. employees who had completed one year of employment with Motorola, Inc. or certain of its subsidiaries were eligible to participate in the pension plans. Those employees become vested after five years of service. Effective January 1, 2005, newly-hired employees were no longer eligible to participate in the Pension Plan or the MSPP. Effective January 1, 2008, employees in the Pension Plan not yet vested, became vested after three years of service. Normal retirement is at age 65.

Effective March 1, 2009, all future benefit accruals and compensation increases under the Pension Plan and MSPP automatically ceased for all individuals who were participants under the Pension Plan as of February 28, 2009. However, active participants continue to earn vesting credit towards their Pension Plan benefit on and after March 1, 2009 if not already fully vested.

Traditional and Portable Plan

The Pension Plan contains two benefit formulas, referred to as the Traditional Plan and the Portable Plan. The Traditional Plan provides an annual pension annuity benefit based on the participant’s average earnings and the participant’s benefit service, offset by the participant’s estimated Social Security benefit at age 65. The Traditional Plan formula consists of (1) for service from 1978 through 1987, (a) the sum of (i) 40% of the first $20,000 of final average earnings, plus (ii) 35% of final average earnings in excess of $20,000, multiplied by (b) a fraction whose numerator is the number of months of service during that period and whose denominator is 420, plus (2) for service after 1987, 75% of final average earnings, multiplied by a fraction whose numerator is the number of months of service after 1987 (not exceeding 420) and whose denominator is 420, minus (3) 50% of the participant’s projected primary annual Social Security benefit at age 65 (or the participant’s later retirement age (including any delayed retirement credits or similar adjustments)) multiplied by a fraction whose numerator is the number of months of benefit service after 1977 (not exceeding 420) and whose denominator is 420.

The Portable Plan provides a lump-sum pension benefit based on the participant’s average earnings, and a “benefit percentage” determined by the participant’s vesting service and the participant’s benefit service. The Portable Plan formula consists of (1) average earnings multiplied by the participant’s cumulative benefit percentage, which cumulative benefit percentage is based on benefit service earned on or after July 1, 2000 and vesting service (where a participant’s benefit percentage is determined as follows: 4% for each year of benefit service earned while the participant has five or fewer years of vesting service, plus 5% for each year of benefit service earned while the participant has more than five but less than ten years of vesting service, plus 6% for each year of benefit service earned while the participant has more than ten but less than 15 years of vesting service, plus 7% for each year of benefit service earned while the participant has more than 15 years of vesting service), plus (2) the participant’s Traditional Plan benefit as of June 30, 2000 (if applicable) converted to a lump-sum based on the participant’s age and the interest rate in effect for the year of payment.

Both Pension Plan formulas use “average earnings” to calculate the relevant pension benefit. Prior to January 1, 2008, a participant’s “final average earnings” were used to calculate the relevant pension benefit, while the participant’s “modified average earnings” are used to calculate the relevant pension benefit beginning on and after January 1, 2008.

A participant’s “final average earnings” are his/her average earnings for the five years of his/her highest pay during the last ten calendar years (including years he/she did not work a complete year) of the participant’s Motorola, Inc. employment. A participant’s “modified average earnings” are: (1) the sum of (a) his/her average earnings for the five (or fewer if hired after 2002) years of his/her highest pay during the ten calendar years before January 1, 2008, plus (b) his/her earnings during all years after 2007 in which he/she participated in the pension plan, divided by (2) the sum of (a) the number of years of the participant’s benefit service under the Pension Plan prior to January 1, 2008, up to a maximum of five years (or fewer, if less than five); plus (b) the participant’s total years of participation in the Pension Plan for all years after 2007. Eligible earnings include regular earnings, commissions, overtime, lump-sum merit pay, participant contributions to the Motorola, Inc. 401(k) Plan and other pre-tax plans and incentive pay with respect to the period January 1, 2000 to February 3, 2002. After February 3, 2002, incentive pay was excluded from the definition of eligible compensation.

401(k) Plan

On December 15, 2008, the Motorola, Inc. Board of Directors authorized amendments to the Motorola, Inc. 401(k) Plan. On this date, the Board determined that, effective January 1, 2009, Motorola, Inc.’s match of employee contributions to the 401(k) Plan was suspended until subsequent Board action in the future reactivates contributions, if any, made by Motorola, Inc. to the 401(k) Plan. On March 16, 2010, the Motorola, Inc. Compensation and Leadership Committee recommended the Board reinstate the 401(k) matching contributions as of July 1, 2010 and approved an amendment to permit after-tax contributions by employees. Matching contributions were reinstated as of July 1, 2010 at a rate of 4% on the first 4% of employee contributions. The maximum matching contribution for the 2010 Plan year is pro-rated to account for the number of months remaining in the year.

Motorola, Inc. Supplemental Pension Plan

The MSPP provides benefits for highly compensated individuals whose tax-qualified Pension Plan benefits are limited by certain IRS limits or by participation in the Motorola, Inc. Management Deferred Compensation Plan. The IRS annual salary limitation (Section 401(a)(17) of the Internal Revenue Code, as amended (the “Code”)) and certain other IRS requirements reduce pension benefits from tax-qualified Pension Plans for certain highly compensated individuals. The MSPP is designed to offset these limitations. The MSPP is a non-qualified plan, which means benefits are not subject to certain nondiscrimination testing and reporting requirements of the Employment Retirement Income Security Act of 1974 (“ERISA”); however, these amounts are unsecured, leaving the participants in the status of a general creditor of Motorola, Inc.

On December 15, 2008, the Motorola, Inc. Board of Directors authorized amendments to the MSPP. On this date, commensurate with the Board of Director’s decision to freeze the Motorola Pension Plan, the Board of Directors also authorized the amendment of the MSPP, effective March 1, 2009, to freeze all future benefit accruals and compensation increases under this plan for all individuals who were participants under this plan as of February 28, 2009. Additionally, the MSPP was further amended to freeze any future participation in the MSPP after January 1, 2009 unless such participation was due to a prior contractual entitlement.

General Instrument Corporation Pension Plan and Supplemental Executive Retirement Plan

The Company acquired General Instrument Corporation in January of 2000. The General Instrument Corporation Pension Plan (the “GI Pension”), frozen on December 31, 2000, provides a pension annuity benefit based on the participant’s benefit service, average monthly compensation and excess monthly compensation. Mr. Moloney and Mr. Rothman are the only Named Executive Officers who participated in the GI Pension.

The General Instrument Corporation Supplemental Executive Retirement Plan (“GI SERP”), frozen on December 31, 2000, provides benefits for highly compensated individuals whose tax qualified pension plan benefits are reduced by certain IRS limits, similar to the MSPP. Mr. Rothman and Mr. Moloney are the only Named Executive Officers who participated in the GI SERP.

Pension Benefits in 2009

Assumptions described in Note 7, “Retirement Benefits” in Motorola, Inc.’s Form 10-K for the fiscal year ended December 31, 2009 are also used below and incorporated by reference. As stated above, effective March 1, 2009, all future benefit accruals and compensation increases under the Pension Plan and MSPP automatically ceased for all individuals who were participants under the Pension Plan as of February 28, 2009.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Sanjay K. Jha	Pension Plan(2)	0	—	0
	Supplemental Pension Plan(2)	0	—	0
Marc E. Rothman	Pension Plan(3)	14 yrs 1 mth	$130,018	0
	Supplemental Pension Plan(4)(5)	14 yrs 1 mth	3,465	0
Daniel M. Moloney	Pension Plan(3)	25 Yrs 8 Mths	294,972	0
	Supplemental Pension Plan(4)	25 Yrs 8 Mths	72,526	0
William C. Ogle	Pension Plan(2)	0	—	0
	Supplemental Pension Plan(2)	0	—	0
John P. Cipolla	Pension Plan	30 yrs 8 mths	601,718	0
	Supplemental Pension Plan(5)	30 yrs 8 mths	0	0

(1)	When Motorola, Inc. acquires a company, it does not credit or negotiate crediting years of service for the purpose of benefit accruals or augmentation. In certain circumstances, prior service may count toward eligibility and vesting service.

(2)	Dr. Jha and Mr. Ogle were hired after January 1, 2005 and therefore are not eligible to participate in either the Pension Plan or the MSPP.

(3)	In connection with Motorola, Inc.’s acquisition of General Instrument Corporation in January of 2000, Mr. Rothman’s and Mr. Moloney’s benefits under the General Instrument Pension Plan were frozen as of December 31, 2000 at $9,867 and $35,413, respectively, and are included in the amounts listed in column (d).

(4)	In connection with Motorola, Inc.’s acquisition of General Instrument Corporation in January of 2000, Mr. Rothman’s and Mr. Moloney’s benefit under the GI SERP was frozen as of December 31, 2000 at $1,037 and $15,822, respectively, and is included in the amount listed in column (d).

(5)	Messrs. Rothman and Cipolla are not eligible to participate in the MSPP because they had not met the eligibility requirements to receive the MSPP benefit when the plan was frozen, effective March 1, 2009.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreement with Sanjay K. Jha

On August 4, 2008, Dr. Sanjay K. Jha became Co-Chief Executive Officer of Motorola, Inc., Chief Executive Officer of the Mobile Devices business (the “Mobile Devices business”) of Motorola, Inc. and a member of the Board of Directors of Motorola, Inc. On this same date, Motorola, Inc. and Dr. Jha entered into an employment agreement (the “original employment agreement”) providing Dr. Jha with an annual base salary of $1,200,000 and a guaranteed annual bonus of $2,400,000 for 2008 and $1,200,000 for 2009 and a target annual bonus of not less than 200% of base salary thereafter. The agreement was subsequently amended on December 15, 2008 and February 11, 2010 (collectively, the “amended employment agreement”).

On February 11, 2010, Dr. Jha’s title changed to Co-Chief Executive Officer of Motorola, Inc. and Chief Executive Officer of Motorola, Inc.’s Mobile Devices and Home business. Motorola, Inc. announced that it plans to separate into two independent, publicly traded companies in the first quarter of 2011. The separation will result in one public company comprised of Motorola, Inc.’s Mobile Devices and Home businesses, led by Dr. Jha, and one public company comprised of Motorola, Inc.’s other businesses. On this date, Motorola, Inc. and Dr. Jha also entered into the Second Amendment (the “Second Amendment”) to Dr. Jha’s amended employment agreement.

As previously disclosed on December 17, 2008, Dr. Jha voluntarily decided to forego any 2008 bonus under MIP. At that time, the Motorola, Inc. Compensation and Leadership Committee agreed to make a grant of RSUs to Dr. Jha in the first quarter of 2009 with a value equal to: $2,400,000 less the amount of cash that would have been payable to the other Co-Chief Executive Officer of Motorola, Inc. under MIP had he not also foregone his 2008 bonus under MIP. The total cash value of the RSU award was determined on February 11, 2009 to be $1,334,000. On February 11, 2009, based on the closing price of Motorola, Inc.’s common stock, 344,615 RSUs were granted to Dr. Jha. The RSUs vest in two equal installments on February 11, 2010 and October 31, 2010.

Pursuant to make-whole awards under his original employment agreement, Dr. Jha was granted 2,304,653 RSUs and 10,211,226 options to purchase shares of Motorola, Inc. common stock. Pursuant to inducement awards (“Inducement Awards”) under his original employment agreement, Dr. Jha was granted 1,362,769 RSUs and 6,383,658 options to purchase shares of Motorola, Inc. common stock. Each of the above equity awards vest or restrictions lapse in three equal annual installments with the first installment having vested on July 31, 2009.

Pursuant to the amended employment agreement, in the event the Mobile Devices business becomes a separate, publicly traded company (the “new Mobile Devices entity” or “new MDb”), all of Dr. Jha’s outstanding equity awards that relate to Motorola, Inc. common stock would convert into equity awards that relate to the stock of the new Mobile Devices entity. The new Mobile Devices entity will grant Dr. Jha a post-separation equity award (the “Post-Separation Equity Award”) in an amount that, together with his Inducement Awards, represent between 1.8% and 3% ownership of the new Mobile Devices entity, depending on the entity’s initial market capitalization. If the market capitalization of the new Mobile Devices entity is equal to or less than $6.0 billion, the Post-Separation Equity Award, together with the Inducement Awards, will represent 3% of the new Mobile Devices entity’s total equity immediately following the separation. If the market capitalization is greater than $6.0 billion, the Post-Separation Equity Award, together with the Inducement Awards, will be reduced on a linear basis, calculated as the quotient obtained by dividing $6.0 billion by the market capitalization and finding the product of that ratio times 3%. The market capitalization calculation is based on an average of the closing price of Company stock on the first fifteen trading days and the Company expects to make the Post-Separation Equity Award on or after the fifteenth trading day following the Distribution. 90% of the award will be stock options and 10% will be restricted stock and each will vest, subject to continued employment, in three installments, each vesting date to be the later of (a) the date on which the average closing price of new MDb common stock over a fifteen-day trading period is 10% greater than the average closing price of new MDb common stock over the fifteen-day trading period immediately following the date that new MDb becomes a separate, publicly traded company, and (b) the first, second and third anniversary of the grant date, as applicable.

In the event the Mobile Devices business does not become a separate, publicly traded company on or prior to June 30, 2011 (a “Separation Event”) (as extended from October 31, 2010 by the Second Amendment to Dr. Jha’s employment agreement) or if the Mobile Devices business is disposed of in a manner where it is not at least 50% owned by Motorola, Inc. on or prior to June 30, 2011 (a “Disposition Event”), Dr. Jha will be entitled, by July 15, 2011, to a lump sum cash payment from Motorola or a successor equal to $38 million (the “Contingent Payment”) (increased from $30 million by the Second Amendment to Dr. Jha’s employment agreement) and will not be entitled to the Post-Separation Equity Award. Moreover, if a Separation Event does not occur or if a Disposition Event does occur by June 30, 2011 and Dr. Jha is terminated or resigns, the Contingent Payment is in addition to other entitlements discussed below because such a termination would be deemed “without cause” or for “good reason” under the amended employment agreement. Further, if any successor to the Mobile Devices business does not assume the employment agreement, that also constitutes “good reason” for Dr. Jha to terminate and receive the other entitlements discussed below. If the Separation Event does not occur, Dr. Jha’s employment with Motorola, Inc. will automatically terminate “without cause” on August 31, 2011.

In the event of Dr. Jha’s termination of employment “without cause” or by Dr. Jha for “good reason”, Dr. Jha is entitled to lump sum payments consisting of: (1) accrued and unpaid obligations (including base salary, vacation pay and undistributed bonuses), (2) severance equal to two times (prior to a change of control) or three times (on or after a change of control) the sum of Dr. Jha’s base salary and target annual bonus, (3) a pro rata annual bonus based on actual performance during the year in which termination has occurred, (4) in the event that the Mobile Devices business does not become a separate, publicly traded company and Dr. Jha’s employment is terminated on or prior to June 30, 2011, the Contingent Payment, to the extent not previously paid, (5) two years (prior to a change of control) or three years (following a change of control), of medical insurance continuation, and (6) prior to a change of control, accelerated vesting of the make-whole award RSUs and options, inducement award RSUs and options and two years continued vesting of all other equity awards; and, following a change of control, accelerated vesting of all equity awards. In the event Motorola, Inc. terminates Dr. Jha’s employment “for cause” or Dr. Jha terminates employment “without good reason”, he is entitled only to accrued and unpaid base salary and vacation pay. In the event of a termination of employment due to death or disability, Dr. Jha is entitled to accrued and unpaid obligations (including base salary, vacation pay and undistributed bonuses) and vesting of all then unvested equity awards that are outstanding as of the date of termination.

“Good reason” for Dr. Jha to terminate his employment and receive the above generally includes: (1) a Separation Event has not occurred on or prior to June 30, 2011 or a Disposition Event has occurred by June 30, 2011, (2) a reduction in salary, bonus targets or benefits, (3) a failure to continue on the Board of Directors or negative change in reporting structure, (4) Motorola, Inc. requires the principal location of employment be more than 50 miles from Libertyville, Illinois, (other than to the extent agreed to or requested by Dr. Jha), (5) the failure of the successor to the Mobile Devices business to assume the employment agreement, or (6) any other breach of the agreement.

Dr. Jha was eligible to receive a long-term incentive award commensurate with his position in May 2010 when annual equity awards were made.

During his employment term, Dr. Jha is eligible to participate in the health and welfare, perquisite, fringe benefits and other arrangements generally available to other senior executives. Dr. Jha is entitled to the use of the company’s aircraft for business and personal travel pursuant to the Motorola, Inc.’s security policy. Dr. Jha is entitled to relocation expenses, including temporary housing, until the Separation Event or June 30, 2011, whichever is earlier. Dr. Jha is not covered by the Senior Officer Change in Control Severance Plan, as defined below, and did not participate in LRIP in 2008 or 2009. Dr. Jha is entitled to a gross-up for excise taxes on excess parachute payments, subject to a 10% “cut-back” (i.e., change of control payments will be reduced below the 280G safe harbor if the total payments are less than 10% in excess of the 280G safe harbor).

Dr. Jha’s employment agreement and certain of his equity awards contain customary restrictive covenants, including perpetual confidentiality obligations and employee non-solicitation and business non-compete provisions relating to Motorola, Inc. and the new Mobile Devices entity that apply during the employment period and the two-year period following termination of employment.

Other Arrangements

Mr. Moloney

Pursuant to Mr. Moloney’s employment offer, among other standard provisions, (1) he will be granted equity compensation awards in Motorola Mobility in the amount of $6.5 million subject to and upon consummation of the separation by June 30, 2011, in such form and on such terms and conditions as equity grants are made to similarly situated employees of Motorola Mobility generally at such time; (2) he was granted a one-time cash sign-on bonus of $325,000, of which $162,500 was paid within 30 days from Mr. Moloney’s start date with Motorola, Inc. and, subject to his continued employment with Motorola, Inc. (or, if applicable, Motorola Mobility), $162,500 will be paid immediately following the six-month anniversary of his start date. Mr. Moloney shall forfeit and repay to the Company (or, if applicable, Motorola Mobility) any such amounts paid to him if, within 12 months following any such payment, he is terminated for “cause” (as defined under the Motorola, Inc. Executive Severance Plan) or his employment is terminated on his own initiative for any reason; (3) in addition if (a) Mr. Moloney’s employment is terminated by Motorola, Inc. (or if applicable Motorola Mobility) without “cause” before the first anniversary of his employment date, he will be eligible for a total cash severance allowance of 18 months’ base salary plus other benefits that are prescribed under the Motorola, Inc. Executive Severance Plan (or if applicable, a Motorola Mobility executive severance plan); (b) if his employment is terminated by Motorola, Inc. (or if applicable, Motorola Mobility) without “cause” on or after the first anniversary of his employment date, he will be eligible for a total cash severance allowance of 12 months’ base salary plus other benefits that are prescribed under the Motorola, Inc. Executive Severance Plan (or if applicable, a Motorola Mobility executive severance plan); and (c) in no event will he be eligible for benefits under the Motorola, Inc. Executive Severance Plan as a result of his ceasing to be an employee of Motorola, Inc. as of and following the separation.

Mr. Ogle

Pursuant to Mr. Ogle’s employment offer, among other standard provisions, he would also be entitled to severance eligibility if the separation of Motorola, Inc. into two independent, publicly traded companies did not occur by January 20, 2011. He was also awarded a one-time sign-on bonus of $250,000 which was paid in January 2010.

Change in Control Arrangements

Motorola, Inc. has Change in Control Severance Plans (the “Plans”) for its elected officers. The Plan applicable to the Named Executive Officers, other than Dr. Jha, is the Motorola, Inc. Senior Officer Change in Control Severance Plan (the “Senior Officer Plan”). The Senior Officer Plan provides for the payment of benefits in the event that: (1) an executive officer terminates his or her employment for “Good Reason” (as defined) within two years of a “Change in Control” (as defined), or (2) the executive officer’s employment is involuntarily terminated for any reason other than termination for “Cause” (as defined), disability, death or normal retirement within two years of a change in control of Motorola, Inc. In addition to unpaid salary for accrued vacation days and accrued salary through the termination date, the lump sum payable to an executive officer entitled thereto would be equal to the sum of:

(1)	three times the greater of the executive officer’s highest annual base salary in effect during the three years immediately preceding the Change in Control and the annual base salary in effect on the termination date; plus

(2)	three times the highest annual bonus received by the executive officer during the immediately preceding five fiscal years ending on or before the termination date; plus

(3)	a pro rata target bonus for the performance period (year, quarter or month) in which the termination occurs.

The executive officer would also receive continued medical and insurance benefits for three years, and three years of age and service credit for retiree medical eligibility. In the event the executive officer is subject to the excise tax under Section 4999 of the Code, Motorola, Inc. will make a tax reimbursement payment to the executive officer to offset the impact of such excise tax. The Senior Officer Plan’s term is for three years, subject to automatic one-year extensions unless Motorola, Inc. gives 90 days prior notice that it does not wish to extend. In addition, if a Change in Control occurs during the term, the Plans continue for an additional two years. These Plans replaced individual agreements that Motorola, Inc. began providing in 1988. In addition to plans covering all of Motorola, Inc.’s officers, there are change in control protections for the general employee population in the Motorola, Inc. Involuntary Severance Plan. A previous stand-alone change in control severance plan for the general employee population was terminated in 2008.

In addition, except as otherwise determined by the Motorola, Inc. Compensation and Leadership Committee at the time of the grant of an award, under the 2006 Omnibus Incentive Plan, upon a change in control of Motorola, Inc.: all equity-based awards granted to an executive officer become fully vested and exercisable; all performance goals are deemed achieved at target levels and all other terms and conditions met; all performance stock would be delivered as promptly as practicable; all performance units, RSUs and other units would be paid out as promptly as practicable; all annual management incentive awards would be paid out at target levels (or earned levels, if greater) and all other terms and conditions deemed met; and all other stock or cash awards would be delivered and paid. Such treatment (referred to herein as “Accelerated Treatment”) does not apply if and to the extent that such awards are assumed by the successor corporation (or parent thereof) or are replaced with awards that preserve the existing value of such awards at the time of the change in control and provide for subsequent payout in accordance with the same vesting schedule applicable to the original awards. With respect to any awards that are so assumed or replaced, such assumed or replaced awards shall provide for the Accelerated Treatment with respect to any executive officer that is involuntarily terminated (for a reason other than “Cause”) (as defined) or quits for “Good Reason” (as defined) within 24 months of the change in control. Such equity awards contain customary restrictive covenants, including perpetual confidentially obligations, and business non-compete provisions and employee non-solicitation relating to Motorola, Inc. and its successors that apply during the employment period and the one- or two-year periods following termination of employment.

Executive Severance Plan

Motorola, Inc. adopted an Executive Severance Plan (“ExSP”) for all elected officers and appointed vice presidents, effective October 1, 2008. The ExSP is applicable to Named Executive Officers in the Summary Compensation Table, other than Dr, Jha. The ExSP provides for the payment of benefits in the event that an executive officer’s employment is terminated by Motorola, Inc. other than: (a) for total and permanent disability, (b) for Cause (as defined therein), (c) due to death, (d) if the executive officer is offered employment at a substantially similar direct compensation level with another company in connection with a sale, lease, outsourcing arrangement or other asset transfer or transfer of any portion of a facility or all or any portion of a discrete organizational unit or business segment of Motorola, Inc. or remains employed by an affiliate or subsidiary that is sold or spun off, (e) if the termination of employment is followed by immediate or continued employment by Motorola, Inc. or an affiliate or subsidiary, or (f) if the executive terminates voluntarily for any reason. In addition to accrued salary through the separation date, the lump sums payable to an executive officer who signs a prescribed separation agreement and general release of claims against Motorola, Inc., and complies with the restrictive covenants described below, would be equal to the sum of:

(1)	12 months of base salary; and

(2)	Pro rata alternate annual bonus or pro rata alternate sales incentive, whichever is applicable, for the performance period (year, month or quarter, as applicable) in which separation occurs.

In addition, the executive officer would receive (a) 12 months of continued medical plan coverage at the active employee premium rate, offset against the COBRA amount, (b) up to 12 months outplacement services, and (c) financial planning services. Any severance pay and benefits paid under the ExSP are to be offset against any severance pay and benefits payable under the Senior Officer Change in Control Plan and/or other individual severance arrangements. If an executive officer receives an alternate annual bonus or alternate sales incentive under the ExSP, the executive officer is not to receive an annual bonus or sales incentive under any applicable plan for the same performance period. All equity grants and other benefits are to be administered in accord with their prescribed terms. Such equity awards contain customary restrictive covenants, including perpetual confidentially obligations, and business non-compete provisions and employee non-solicitation relating to Motorola, Inc. and its successors that apply during the employment period and the one- or two-year periods following termination of employment. The Compensation and Leadership Committee of the Motorola, Inc. Board of Directors, or in some circumstances its delegate, may, in its sole discretion, reduce, eliminate or otherwise adjust the amount of an executive officer’s severance pay and benefits, including any bonus or incentive.

Termination and Change in Control Table for 2009

The tables below outline the potential payments to our Chief Executive Officer and other Named Executive Officers upon the occurrence of certain termination triggering events. For the purposes of the table, below are the standard definitions for the various types of termination, although exact definitions may vary by agreement and by person.

“Voluntary termination” means a termination initiated by the officer.

“Voluntary termination for Good Reason” occurs when, other than in connection with a Change in Control, employment is terminated by an officer for Good Reason.

“Good Reason” means (1) an officer is assigned duties materially inconsistent with his position, duties, responsibilities and status, or his duties are materially diminished, during the 90-day period immediately preceding a Change in Control, (2) his position, authority, duties or responsibilities are materially diminished from those in effect during the 90-day period immediately preceding a Change in Control, (3) his annual base salary or total annual compensation opportunity are materially reduced, (4) Motorola, Inc. requires the principal location of employment be more than 50 miles from the officer’s current location (other than to the extent agreed to or requested by the officer), (5) Motorola, Inc. fails to obtain a satisfactory agreement from any successor to assume and perform the relevant plan, or (6) any other material breach of the relevant plan. In the case of Dr. Jha, “Good Reason” also means (1) a failure to continue on the Board of Directors or a negative change in reporting structure, (2) a Separation Event has not occurred on or prior to June 30, 2011 or a Disposition Event has occurred by June 30, 2011, or (3) the failure of the successor to the Mobile Devices business to assume his employment agreement.

“Voluntary termination—Retirement” means, apart from any pension plan or MIP, for purposes of the 2006 Omnibus Incentive Plan and the 2006 and 2009 Long-Range Incentive Plans, retirement after reaching age 55 with at least 20 years of service, or age 60 with at least 10 years of service, or age 65; for purposes of the Motorola Incentive Plans, retirement after reaching age 55 with three years of service; and for purposes of the Motorola Elected Officer Supplementary Retirement Plan, retirement after reaching age 60 (early retirement age for an unreduced benefit) or age 57 for a reduced benefit retirement, if applicable.

“Involuntary Termination—Total and Permanent Disability” means termination of employment following entitlement to long-term disability benefits under the Motorola, Inc. Disability Income Plan, as amended and any successor plan, or a determination of a permanent and total disability under a state workers compensation statute.

“Involuntary Termination—For Cause” means termination of employment following any misconduct identified as a ground for termination in the Motorola, Inc. Code of Business Conduct, or the human resources policies, or other written policies or procedures, including among other things, conviction for any criminal violation involving dishonesty, fraud or breach of trust or willful engagement in gross misconduct in the performance of the officer’s duties that materially injures Motorola, Inc.

“Involuntary Termination—Not for Cause” means termination of employment for reasons other than “For Cause”, Change in Control as defined below, death, Retirement or Total and Permanent Disability as defined above.

“Involuntary Termination for Change in Control” occurs when, at any time: (1) following a Change in Control and, assuming equity awards are not suitably replaced by a successor, prior to the second anniversary of a Change in Control, or (2) during the 12 months prior to a Change in Control but after such time as negotiations or discussions that ultimately lead to a Change in Control have commenced, employment is terminated (a) involuntarily for any reason other than Cause, death, Disability or retirement under a mandatory retirement policy of Motorola, Inc. or any of its Subsidiaries or (b) by the officer after the occurrence of an event giving rise to Good Reason. For purposes of this definition, “Cause” means: (1) conviction of any criminal violation involving dishonesty, fraud or breach of trust, or (2) willful engagement in gross misconduct in the performance of the officer’s duties that materially injures Motorola, Inc., and “Disability” means a condition such that the officer by reason of physical or mental disability becomes unable to perform his normal duties for more than 180 days in the aggregate (excluding infrequent or temporary absence due to ordinary transitory illness) during any 12 month period.

“Change in Control” (as used in the prior definition of “Involuntary Termination for a Change in Control”) shall be deemed to have occurred if (1) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (“Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Motorola, Inc. representing 20% or more of the combined voting power of Motorola, Inc.’s then outstanding securities (other than the company or any employee benefit plan of the company, and no Change in Control shall be deemed to have occurred as a result of the “beneficial ownership,” or changes therein, of the company’s securities by either of the foregoing), (2) there shall be consummated (a) any consolidation or merger of Motorola, Inc. in which the company is not the surviving or continuing corporation or pursuant to which shares of common stock would be converted into or exchanged for cash, securities or other property, other than a merger of the company in which the holders of common stock immediately prior to the merger have, directly or indirectly, at least a 65% ownership interest in the outstanding common stock of the surviving corporation immediately after the merger, or (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Motorola, Inc. other than any such transaction with entities in which the holder of the Motorola, Inc.’s common stock, directly or indirectly, have at least 65% ownership interest, (3) the stockholders of the company approve any plan or proposal for the liquidation or dissolution of the company, or (4) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation (other than by the Board), contested election or substantial stock accumulation (a “Control Transaction”), the members of the Board immediately prior to first public announcement relating to such Control Transaction shall thereafter cease to constitute a majority of the Board.

As required, the amounts included in the following tables reflect theoretical potential payouts based on the assumption that the applicable triggering event occurred on December 31, 2009. For each officer, the columns included reflect the triggering events that were theoretically possible on December 31, 2009.

Sanjay K. Jha Chief Executive Officer Executive Benefits and Payments Upon Termination(1)	Voluntary Termination
	Good Reason		Retirement	Total and Permanent Disability or Death
					Involuntary Termination
					For Cause	Not For Cause		Change in Control(10)
Compensation
Severance(2)	$5,400,000		$0	$0	$0	$5,400,000		$8,100,000
Short-term Incentive(3)	1,800,000		0	1,800,000	0	1,800,000		1,800,000
Long-term Incentives
• 2008-2010 LRIP(11)	0		0	0	0	0		0
• 2009-2011 LRIP(11)	0		0	0	0	0		0
• Stock Options (Unvested and Accelerated)(5)	0		0	0	0	0		0
• Restricted Stock Units (Unvested and Accelerated)(5)	21,647,032		0	21,647,032	0	21,647,032		21,647,032
Contingent Payment	30,000,000	(12)	0	0	0	30,000,000	(12)	30,000,000	(12)
Benefits and Perquisites(6)(9)
Health and Welfare Benefits Continuation(7)	30,830		0	0	0	30,830		46,245
280G Tax Gross-up(8)	0		0	0	0	0		19,521,138

TOTAL	$58,877,862		$0	$23,447,032	$0	$58,877,862		$81,114,415

Marc E. Rothman Chief Financial Officer Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Total and Permanent Disability or Death

	Good Reason or Retirement
			Involuntary Termination
			For Cause	Not For Cause	Change in Control(10)
Compensation
Severance(2)	$0	$0	$0	$430,000	$2,828,730
Short-term Incentive(3)	0	322,500	0	322,500	322,500
Long-term Incentives(4)
• 2008-2010 LRIP(3)	0	266,667	0	0	400,000
• 2009-2011 LRIP(3)	0	143,333	0	0	430,000
• Stock Options (Unvested and Accelerated)(5)	0	1,015,707	0	30,820	1,015,707
• Restricted Stock Units (Unvested and Accelerated)(5)	0	1,713,505	0	530,264	1,713,505
Benefits and Perquisites(6)(9)
Health and Welfare Benefits Continuation(7)	0	0	0	12,125	36,375
280G Tax Gross-up(8)	0	0	0	0	0

TOTAL	$0	$3,461,712	$0	$1,325,709	$6,746,817

Daniel M. Moloney President Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Total and Permanent Disability or Death

	Good Reason or Retirement
			Involuntary Termination
			For Cause	Not For Cause	Change in Control(10)
Compensation

Severance(2)	$0	$0	$0	$600,000	$3,708,959
Short-term Incentive(3)	0	570,000	0	570,000	570,000
Long-term Incentives(4)
• 2008-2010 LRIP(3)	0	720,000	0	0	1,080,000
• 2009-2011 LRIP(3)	0	370,000	0	0	1,110,000
• Stock Options (Unvested and Accelerated)(5)	0	1,049,048	0	0	1,049,048
• Restricted Stock Units (Unvested and Accelerated)(5)	0	4,268,388	0	496,640	4,268,388
Benefits and Perquisites(6)(9)
Health and Welfare Benefits Continuation(7)	0	0	0	13,315	39,945
280G Tax Gross-up(8)	0	0	0	0	0

TOTAL	$0	$6,977,436	$0	$1,679,955	$11,826,340

William C. Ogle Chief Marketing Officer Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Total and Permanent Disability or Death

	Good Reason or Retirement
			Involuntary Termination
			For Cause	Not For Cause	Change in Control(10)
Compensation
Severance(2)	$0	$0	$0	$410,000	$2,049,000
Short-term Incentive(3)	0	307,500	0	307,500	307,500
Long-term Incentives(4)
• 2008-2010 LRIP(3)	0	136,667	0	0	205,000
• 2009-2011 LRIP(3)	0	113,884	0	0	341,653
• Stock Options (Unvested and Accelerated)(5)	0	178,500	0	29,167	178,500
• Restricted Stock Units (Unvested and Accelerated)(5)	0	388,000	0	64,664	388,000
Benefits and Perquisites(6)(9)
Health and Welfare Benefits Continuation(7)	0	0	0	11,985	35,955
280G Tax Gross-up(8)	0	0	0	0	1,016,468

TOTAL	$0	$1,124,551	$0	$823,316	$4,522,076

John P. Cipolla Senior Vice President, Product Development Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Total and Permanent Disability or Death

	Good Reason or Retirement
			Involuntary Termination
			For Cause	Not For Cause	Change in Control(10)
Compensation
Severance(2)	$0	$0	$0	$450,000	$1,916,305
Short-term Incentive(3)	0	337,500	0	337,500	337,500
Long-term Incentives(4)
• 2008-2010 LRIP(3)	0	193,333	0	0	290,000
• 2009-2011 LRIP(3)	0	150,000	0	0	450,000
• Stock Options (Unvested and Accelerated)(5)	0	737,347	0	11,109	737,347
• Restricted Stock Units (Unvested and Accelerated)(5)	0	1,803,579	0	308,576	1,803,579
Benefits and Perquisites(6)(9)
Health and Welfare Benefits Continuation(7)	0	0	0	12,265	36,795
280G Tax Gross-up(8)	0	0	0	0	1,274,015

TOTAL	$0	$3,221,760	$0	$1,119,450	$6,845,542

(1)	For purposes of this analysis, we assumed the Named Executive Officers’ compensation is as follows: Dr. Jha’s base salary is equal to $900,000, and his short-term incentive target opportunity under MIP is equal to 200% of base salary. Per his employment agreement, Dr. Jha is not eligible to participate in the 2008-2010 or 2009-2011 LRIP cycle. Mr. Rothman’s base salary is equal to $430,000, his short-term incentive target opportunity under MIP is equal to 75% of base salary, and his long-term incentive target opportunity under the 2008-2010 LRIP cycle is equal to 100% of cycle salary, and long-term incentive compensation target opportunity under the 2009-2011 LRIP cycle is equal to 100% of cycle salary. Mr. Moloney’s base salary was equal to $600,000, his short-term incentive target opportunity under MIP was equal to 95% of base salary, and his long-term incentive target opportunity under the 2008-2010 LRIP cycle was equal to 180% of cycle salary and under the 2009-2011 LRIP cycle was equal to 185% of cycle salary. Mr. Ogle’s base salary is equal to $410,000, his short-term incentive target opportunity under MIP was equal to 75% of base salary, and his long-term incentive target opportunity under the 2008-2010 LRIP cycle is equal to 50% of cycle salary, and long-term incentive compensation target opportunity under the 2009-2011 LRIP cycle is equal to 83.33% of cycle salary. Mr. Cipolla’s base salary is equal to $450,000, his short-term incentive target opportunity under MIP is equal to 75% of base salary, and his long-term incentive target opportunity under the 2008-2010 LRIP cycle is equal to 100% of cycle salary and under the 2009-2011 LRIP cycle is equal to 100% of cycle salary.

(2)

Under Involuntary Termination—Not for Cause, severance is generally calculated as 12 months of base salary pursuant to the Executive Severance Plan. For Dr. Jha, severance is calculated 2x base salary plus 2x target MIP award, as further discussed in “Employment Agreement with Sanjay K. Jha”. Under Involuntary

Termination—Change in Control, severance is calculated as 3x base salary + 3x highest bonus during the five full years preceding the termination date pursuant to the Senior Officer Change in Control Severance Plan and pursuant to Dr. Jha’s employment agreement is calculated as 3x base salary + 3x target bonus in the year of termination. Actual severance payments may vary. See “Executive Severance Plan” for further details.

(3)	Assumes the effective date of termination is December 31, 2009 and that the payment under the short-term incentive plan is equal to the full target award; the pro rata payment under 2008-2010 LRIP cycle is equal to two-thirds of the target award and under 2009-2011 LRIP cycle is equal to one-third of the target award if the Named Executive Officer meets the rule of retirement described below. If the Named Executive Officer does not meet the rule of retirement under the 2009 Motorola Incentive Plan (age 55 + 3 years service) or under the Long-Range Incentive Plans (either age 55 + 20 years service, age 60 + 10 years service or age 65) on the effective date of termination, zeroes are entered under Voluntary Termination—Retirement and Involuntary Termination – Not For Cause. If a Named Executive Officer has not met the applicable rule of retirement, they are not automatically entitled to a pro rata payment under Motorola, Inc.’s long-term incentive plans in the event of an Involuntary Termination—Not for Cause unless the LRIP cycle is in its final year at the time of termination. Therefore, Dr. Jha and Messrs. Rothman, Moloney, Ogle and Cipolla reflect no pro rata LRIP payment for the 2008-2010 cycle and 2009-2011 cycle in the event of an Involuntary Termination—Not for Cause. Amounts under Involuntary Termination—Change in Control assume that target awards are paid under LRIP and the awards are not assumed or replaced by the successor corporation.

(4)	On April 21, 2008, the Compensation and Leadership Committee of the Board of Directors of Motorola, Inc. approved the cancellation of the 2007-2009 performance cycle under Motorola, Inc.’s Long-Range Incentive Plan of 2006 without the payment of awards for such performance cycle.

(5)	Assumes the effective date of termination is December 31, 2009 and the price per share of Motorola, Inc.’s common stock on the date of termination is $7.76 per share, the closing price on December 31, 2009. If the Named Executive Officer does not meet the rule of retirement, if applicable, under the equity plans (either age 55 + 20 years service, age 60 + 10 years service or age 65) on the effective date of termination, zeroes are entered under Voluntary Termination—Retirement. For Involuntary Termination—Not For Cause, the vesting for unvested RSUs granted on or after May 3, 2006 is pro rata accelerated for full years of service from the grant date to the termination date. For the vesting of unvested options granted June 12, 2009 or after August 1, 2009 is pro rata accelerated for full months of service from the grant date to the termination date. For Dr. Jha, under Voluntary Termination—Good Reason and Involuntary Termination—Not For Cause, the unvested equity granted under his employment agreement accelerates with all other equity continuing to vest for a period of two years following terminations. The value of dividend equivalent shares on awards granted prior to May 1, 2006 until dividends were suspended on February 3, 2009 are not included.

(6)	Payments associated with Benefits and Perquisites are limited to the items listed. No other benefits or perquisite continuation occurs under the termination scenarios listed that are not otherwise available to all regular U.S. employees.

(7)	Health and Welfare Benefits Continuation is calculated as 12 months (except Dr. Jha is calculated as 24 months per his employment agreement) as provided in the Executive Severance Plan under Involuntary Termination—Not for Cause and as 36 months under Involuntary Termination—Change in Control.

(8)

If the “parachute payment” (severance + value of accelerated equity) is greater than three times the average W-2 reported compensation for the preceding five years, then an “excise tax” is imposed on the portion of the parachute payment that exceeds 1x the average W-2 reported compensation for the preceding years. Per Motorola, Inc.’s Change In Control Severance Plan, an additional “gross up payment” equal to the value of the excise tax imposed will be paid. These estimates do not take into account mitigation tax payments made in consideration of non-competition agreements or as reasonable compensation. The determination to whether and when a “gross up payment” is required, the amount of the “gross up payment” and the assumptions to be utilized in arriving at such determination, will be made by Motorola, Inc.’s independent registered public accounting firm, currently KPMG LLP.

(9)	See “Named Executive Officer Compensation—2009 Summary Compensation Table” for nonqualified deferred compensation. There would be no further enhancement or acceleration upon a termination or change in control.

(10)	Motorola, Inc.’s Senior Officer Change in Control Severance Plan uses a “double trigger”. In other words, in order for severance benefits to be “triggered”, (1) a change in control must occur and (2) an executive must be involuntarily terminated for a reason other than “cause” or must leave for “good reason” within 24 months of the change in control.

(11)	Dr. Jha is not eligible to participate in LRIP for the 2008-2010 and 2009-2011 cycles pursuant to the terms of his employment agreement.

(12)	Under his employment agreement in effect at December 31, 2009, Dr. Jha was entitled only to the $30 million if: (1) the separation of the Mobile Devices business does not occur on or prior to October 31, 2010, (2) Motorola, Inc. disposes of the Mobile Devices business resulting in Motorola, Inc. owning less than 50% of the business on or prior to October 31, 2010, (3) terminates Dr. Jha without cause as defined in his employment agreement, or (4) Dr. Jha terminates for good reason as defined in his employment agreement. On February 11, 2010, the Second Amendment to Dr. Jha’s employment agreement increased the contingent payment to $38 million and extended the date for the completion of the separation or disposition from October 31, 2010 to June 30, 2011. See “Employment Agreement with Sanjay K. Jha” for further details.

SECURITY OWNERSHIP OF MANAGEMENT, DIRECTORS AND PRINCIPAL STOCKHOLDERS

As of the date of this Information Statement, all of the outstanding shares of Motorola Mobility’s common stock are owned by Motorola, Inc. After the distribution, Motorola, Inc. will not directly or indirectly own any of our common stock. The following tables provides information with respect to the expected beneficial ownership of Motorola Mobility common stock by (1) each of Motorola Mobility’s directors, (2) each officer named in the Summary Compensation Table, (3) all of Motorola Mobility’s executive officers and directors nominees as a group, and (4) each of our stockholders who we believe will be a beneficial owner of more than 5% of Motorola Mobility outstanding common stock based on current publicly available information. We based the share amounts on each person’s beneficial ownership of Motorola, Inc. common stock as of [—], 2010, and applying the distribution ratio of [—] shares of our common stock for every share of Motorola, Inc. common stock, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, Motorola Mobility will have outstanding an aggregate of approximately [—] million shares of common stock based upon approximately [—] shares of Motorola, Inc. common stock outstanding on [—], 2010, excluding treasury shares and assuming no exercise of Motorola, Inc. options, and applying the distribution ratio of [—] share of our common stock for every share of Motorola, Inc. common stock held as of the record date.

To the extent our directors and executive officers own Motorola, Inc. common stock at the record date for the distribution, they will participate in the distribution on the same terms as other holders of Motorola, Inc. common stock.

Total Shares to Be Beneficially Owned
Director or Named Executive Officer	# of Shares (1)	% of Class

Sanjay K. Jha	[—]	(2)

William R. Hambrecht	[—]

Marc E. Rothman	[—]

Daniel M. Moloney	[—]

William C. Ogle	[—]

John P. Cipolla	[—]

All directors, named executive officers and current executive officers as a group ([—] persons)

(1)	Includes shares under options exercisable on [—] and options which become exercisable within 60 days thereafter. Also includes stock units which are deemed to be beneficially owned on [—] or 60 days thereafter. Stock units are not deemed beneficially owned until the restrictions on the units have lapsed. Each stock unit is intended to be the economic equivalent of a share of Motorola Mobility common stock. Also includes interests, if any, in shares held in the Motorola, Inc. Stock Fund of the Company’s 401(k) Plan, which is subject to certain investment restrictions. Unless otherwise indicated, each person has sole voting and investment power over the shares reported.

(2)

Pursuant to Dr. Jha’s amended employment agreement dated February 11, 2010, in the event the Mobile Devices business becomes an independent, publicly traded company (“Motorola Mobility Holdings, Inc.”), all of Dr. Jha’s outstanding equity awards that relate to Motorola, Inc. common stock would convert into equity awards that relate to the stock of Motorola Mobility Holdings, Inc., Motorola Mobility Holdings, Inc. will grant Dr. Jha a post-separation equity award (“Post-Separation Equity Award”) in an amount that, together with his inducement awards, represent between 1.8% and 3% ownership of Motorola Mobility Holdings, Inc., depending on the entity’s initial market capitalization. If the market capitalization of Motorola Mobility Holdings, Inc. is equal to or less than $6.0 billion, the Post-Separation Equity Award, together with the Inducement Awards, will represent 3% of the entity’s total equity immediately following the separation. If the market capitalization is greater than $6.0 billion, the Post-Separation Equity Award, together with the Inducement Awards, will be reduced on a linear basis, calculated as the quotient obtained by dividing $6.0 billion by the market capitalization and finding the product of that ratio times 3%. The market capitalization calculation is based on an average of the closing price of Company stock on the first fifteen trading days and the Company expects to make the Post-Separation Equity Award on or after the fifteenth trading day following the Distribution. 90% of the award will be stock options and 10% will be restricted stock and each will vest, subject to continued employment, in three installments, each vesting date to be the later of (a) the date on which the average closing price of Motorola Mobility Holdings, Inc. common stock over a fifteen day trading period is 10% greater than the average closing price of Motorola Mobility Holdings, Inc. common stock over the fifteen day trading period immediately following the date that Motorola Mobility Holdings, Inc. becomes an independent, publicly traded company, and (b) the first, second and third anniversary of the grant date, as applicable.

	Total Shares to Be Beneficially Owned
Principal Stockholders and Address	# of Shares	% of Class
Carl C. Icahn and related entities,	[—](2) shares of common stock	10.73%
767 Fifth Avenue, 47th Flr., New York, NY 10153(1)

Dodge & Cox,	[—](3) shares of common stock	9.9%
555 California Street, 40th Floor, San Francisco, CA 94104

BlackRock, Inc.	[—] (4) shares of common stock	5.33%
40 East 52nd Street New York, NY 10022

(1)

A Statement of Changes in Beneficial Ownership on Form 4 was filed by Carl C. Icahn on August 31, 2010 (the “Icahn Form 4”). The information below is solely based on information in the Icahn Form 4. The Icahn Form 4 indicates that, as of the date of the Icahn Form 4, High River Limited Partnership (“High River”) directly beneficially owns 50,085,430 shares; Icahn Partners LP (“Icahn Partners”) directly beneficially owns 76,677,683 shares; Icahn Partners Master Fund LP (“Icahn Master”) directly beneficially owns 85,840,852 shares; Icahn Partners Master Fund II L.P. (“Icahn Master II”) directly beneficially owns 26,685,838 shares; and Icahn Partners Master Fund III L.P. (“Icahn Master III”) directly beneficially owns 12,137,356 shares. Barberry Corp. (“Barberry”), is the sole member of Hopper Investments LLC (“Hopper”), which is the general partner of High River. Beckton Corp. (“Beckton”) is the sole stockholder of Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), which is the general partner of Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”). Icahn Enterprises Holdings is the sole member of IPH GP LLC (“IPH”), which is the general partner of Icahn Capital LP (“Icahn Capital”). Icahn Capital is the general partner of each of Icahn Onshore LP (“Icahn Onshore”) and Icahn Offshore LP (“Icahn Offshore”). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. The foregoing entities, together with Mr. Icahn are collectively referred to as the Reporting Persons. Each of Hopper, Barberry and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which High River owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which Icahn Partners owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which each of Icahn Master, Icahn Master II and Icahn Master III owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares except to the extent of their pecuniary interest therein. Based on a Schedule 13D/A filed with the SEC on August 4, 2010, amending a Schedule 13D previously filed on February 6, 2008 and amended on March 5, 2008, May 7, 2008 and May 7, 2010, filed jointly by Carl C. Icahn and the related entities described above, the address for each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises G.P, and Beckton is White Plains Plaza, 445 Hamilton Avenue-Suite 1210, White Plains, NY 10601, and the address for each of Icahn Master, Icahn Master II, and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

(2)	Solely based on information in the Icahn Form 4, as of the date of the Icahn Form 4.

(3)	Solely based on information in a Schedule 13G/A dated February 12, 2010 filed with the SEC by Dodge & Cox. The Schedule 13G/A indicates that as of December 31, 2009, Dodge & Cox was the beneficial owner with sole dispositive power as to 228,748,896 shares, with sole voting power as to 217,355,459 of such shares and shared voting power as to 462,300 of such shares.

(4)	Solely based on information in the Schedule 13G dated January 29, 2010 filed with the SEC by BlackRock, Inc. The Schedule 13G indicates that as of December 31, 2009, BlackRock, Inc., through its acquisition of Barclays Global Investors and certain of its affiliates from Barclays Bank PLC, was the beneficial owner with sole voting and dispositive power as to 123,135,072 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Separation from Motorola, Inc.

The distribution will be accomplished by Motorola, Inc.’s distributing all of its shares of Motorola Mobility common stock to holders of Motorola, Inc. common stock entitled to such distribution, as described in the section entitled “The Separation” included elsewhere in this Information Statement. Completion of the distribution will be subject to satisfaction or waiver by Motorola, Inc. of the conditions to the separation and distribution described under the caption entitled “The Separation—Conditions to the Distribution”.

Related Party Transactions

Motorola Mobility’s Governance and Nominating Committee or Audit Committee as described below will be responsible for determining whether any conflicts of interest exist and for the review and approval of each related party transaction. Motorola Mobility’s Board of Directors has established written policies and procedures (“Related Person Transaction Policy” or the “Policy”) to assist it in reviewing transactions in excess of $120,000 (“Transactions”) involving Motorola Mobility and its subsidiaries and Related Persons (as defined below).

The Policy supplements Motorola Mobility’s other conflict of interest policies set forth in the Principles of Conduct for Members of the Motorola Mobility Holdings, Inc. Board of Directors and the Motorola Mobility Code of Business Conduct for employees and its other internal procedures. A summary description of the Related Person Transaction Policy is set forth below.

For purposes of the Related Person Transaction Policy, a Related Person includes our company’s directors, director nominees and executive officers since the beginning of our company’s last fiscal year, beneficial owners of 5% or more of any class of our company’s voting securities (“5% Holder”) and members of their respective immediate family (as defined in the Policy).

The Policy provides that any Transaction since the beginning of the last fiscal year is to be promptly reported to our General Counsel. The General Counsel will assist with gathering important information about the Transaction and present the information to the applicable Board committee responsible for reviewing the Transaction. The appropriate Board committee will determine if the Transaction is a Related Person Transaction and approve, ratify or reject the Related Person Transaction. In approving, ratifying or rejecting a Related Person Transaction, the applicable committee will consider such information as it deems important to conclude if the transaction is fair to our company. The Governance and Nominating Committee will make all determinations regarding transactions involving a director or director nominee. The Audit Committee will make all determinations involving an executive officer or 5% Holder.

During 2009, Motorola, Inc. paid $200,000 to the United Football League (“UFL”) in sponsorship fees in connection with the UFL’s 2009 premiere season. Motorola, Inc., primarily the Mobile Devices business, received marketing opportunities with the UFL. William R. Hambrecht, a director of the Motorola, Inc. at the time and now a director of Motorola Mobility Holdings, Inc., is a founder of, and has a controlling interest in, the UFL. Mr. Hambrecht did not participate in the negotiations between Motorola, Inc. and the UFL with respect to the sponsorship and the arrangement was negotiated on an arm’s length basis. Pursuant to the Related Person Transaction Policy, the arrangement was pre-approved by the Motorola, Inc. Governance and Nominating Committee. Mr. Hambrecht’s independence was not impaired by the transaction pursuant to the criteria set forth in the Motorola, Inc. Director Independence Guidelines. The Company had no other Related Person Transactions in 2009.

Agreements with Motorola, Inc.

As part of our separation from Motorola, Inc., we have entered into a Master Separation and Distribution Agreement and several other agreements with Motorola, Inc. to effect the separation and provide a framework for our relationships with Motorola, Inc. after the separation. These agreements provide for the allocation between us and Motorola, Inc. of the assets, liabilities and obligations of Motorola, Inc. and its subsidiaries, and will govern the relationships between Motorola Mobility and Motorola, Inc. after the separation (including with respect to employee benefits, intellectual property rights, trademark licenses and tax matters). Shortly before our separation from Motorola, Inc. we will also enter into transition services agreements and several commercial agreements which will provide for, among other things, the provision of transition services and cooperation with respect to iDEN mobile devices and infrastructure products and services, as well as the ongoing sale and support of various other products and services.

In addition to the Master Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Motorola, Inc. and the distribution of our shares of common stock to Motorola, Inc. stockholders), the other principal agreements entered into, or to be entered into, with Motorola, Inc. include:

•	Intellectual Property Assignment Agreement;

•	Intellectual Property License Agreement;

•	Trademark License Agreement;

•	Tax Sharing Agreement;

•	Transition Services Agreements;

•	Employee Matters Agreement; and

•	Other Commercial Agreements.

The forms of certain of the principal agreements described below have been filed as exhibits in the first amendment to the registration statement on Form 10 of which this Information Statement is a part. The remaining agreements will be filed as exhibits in a later amendment to the registration statement on Form 10 of which this Information Statement is a part. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

The terms of certain of the agreements described below that will be in effect following our separation have not yet been finalized. Changes, some of which may be material, may be made prior to our separation from Motorola, Inc. No changes may be made after our separation from Motorola, Inc. without our consent.

Master Separation and Distribution Agreement

The Master Separation and Distribution Agreement contains the key provisions relating to the separation of our businesses from Motorola, Inc.’s other businesses. It sets forth other agreements that govern certain aspects of our relationship with Motorola, Inc. (whose name Motorola, Inc. intends to change to Motorola Solutions, Inc. on the Distribution Date) that will continue after the completion of the separation.

Transfer of Assets and Assumption of Liabilities. The Master Separation and Distribution Agreement identifies assets and rights to be transferred, liabilities to be assumed and contracts to be assigned to us as part of our separation from Motorola, Inc. In particular, the Master Separation and Distribution Agreement generally provides that, subject to the terms and conditions contained therein:

•

Certain assets will be retained by or transferred to us or one of our affiliates, including (1) any and all assets that are exclusively used or held for use exclusively in our businesses, (2) any other assets specifically identified in the Master Separation and Distribution Agreement or in the ancillary agreements or the schedules thereto, and (3) a specified amount of cash as contemplated by the pro forma balance sheet included in this Information Statement.

•

Certain liabilities will be retained by or transferred to us or one of our affiliates, including (1) any and all liabilities to the extent arising out of or relating to our businesses or the transferred assets, (2) any other liabilities specifically identified in the Master Separation and Distribution Agreement or in the ancillary agreements or the schedules thereto, (3) certain employee-related liabilities as specified in the Employee Matters Agreement, and (4) certain tax-related liabilities as specified in the Tax Sharing Agreement.

Neither Motorola, Inc. nor any of its affiliates has represented or warranted, or will represent or warrant, to us as to the condition or quality of any assets to be transferred to us, the liabilities to be assumed by us, or any other matters relating to our businesses. We will receive all assets on an “as is, where is” basis.

Motorola, Inc. will cooperate with us to effect any transfers or contributions of assets and liabilities. Until these transfers can be completed, Motorola, Inc. and we will take such actions as may be reasonably requested by the other in order to place us in the same economic position as if the assets or liabilities had been transferred, including passing along all benefits derived from such assets and paying and performing and discharging all obligations with respect thereto.

The Distribution. The Master Separation and Distribution Agreement also governs the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, the number of our shares of common stock held by Motorola, Inc. will be increased to the number of shares of our common stock distributable in the distribution. Motorola, Inc. will cause its agent to distribute all of the issued and outstanding shares of our common stock to Motorola, Inc. stockholders who hold Motorola, Inc. shares as of the record date.

Additionally, the Master Separation and Distribution Agreement provides that the distribution is subject to several conditions that must be satisfied or waived by Motorola, Inc. in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation—Conditions to the Distribution” included elsewhere in this Information Statement. Motorola, Inc. may, in its sole discretion and acting through its Board of Directors, determine the Distribution Date and the terms of the distribution, and may at any time until completion of the distribution decide to abandon or modify the distribution.

Termination. The Master Separation and Distribution Agreement provides that it may be terminated at any time prior to the Distribution Date by Motorola, Inc.

Indemnification. We will indemnify Motorola, Inc. and its affiliates and their directors, officers and employees against damages incurred by such parties arising out of or in connection with any of the following:

•	The operation of our business;

•

Our failure to pay, perform or otherwise properly discharge any liabilities assumed by us, including liabilities arising out of or relating to our businesses or assets whether such liabilities arise or accrue prior to, on or after the Distribution Date, including certain specified litigation matters;

•

Any breach by us or our affiliates of the Master Separation and Distribution Agreement or any of the ancillary agreements referred to in the Master Separation and Distribution Agreement (such as the Intellectual Property Agreements, the Trademark License Agreement, the Tax Sharing Agreement, and the Employee Matters Agreement); and

•

Any untrue statement or alleged untrue statement of a material fact contained in the Form 10, any amendment thereof or this Information Statement or any omission or alleged omission to state a material fact necessary to make the statements in the Form 10, any amendment thereof or this Information Statement, in light of the circumstances under which they were made, not misleading (other than damages due to the Form 10 Information described below).

Motorola, Inc. will indemnify us and our affiliates, directors, officers and employees against damages incurred by parties arising out of or in connection with any of the following:

•	Failure to pay, perform or otherwise properly discharge any liabilities of Motorola, Inc. and its affiliates other than liabilities allocated to us;

•	The business of Motorola, Inc. and any liabilities of Motorola, Inc. which are not allocated to us;

•	Any breach by Motorola, Inc. or its affiliates of the Master Separation and Distribution Agreement or any of the ancillary agreements; and

•

Any untrue statement or alleged untrue statement of a material fact contained in the Form 10, any amendment thereof or this Information Statement or any omission or alleged omission to state a material fact necessary to make the statements in the Form 10, any amendment thereof or this Information Statement, in light of the circumstances under which they were made, not misleading, but only to the extent that such damages are caused by any such untrue statement or omission or alleged untrue statement or omission that arises out of certain specified information.

The Master Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Access to Information. The Master Separation and Distribution Agreement provides that the parties will exchange certain information reasonably required to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the Master Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved, to retain information in accordance with Motorola, Inc.’s Record Retention Policy, and to continue to maintain strict confidence over all confidential and proprietary information concerning or belonging to the other for a period of five years.

Intellectual Property Agreements

Motorola Mobility and the other businesses of Motorola, Inc. use patents, trademarks, copyrights and other types of intellectual property. As part of the separation, such intellectual property is being retained by Motorola, Inc. or allocated to Motorola Mobility. In most cases, the intellectual property was cross-licensed between Motorola, Inc. and Motorola Mobility. The two companies have entered into an Intellectual Property Assignment Agreement and Intellectual Property License Agreement.

Generally, patents were transferred to Motorola Mobility if they were more relevant to the Motorola Mobility business than the other businesses of Motorola, Inc. All patents not allocated to Motorola Mobility or its subsidiaries were retained by Motorola, Inc. Under this approach, Motorola Mobility received approximately 16,500 granted patents and 8,000 pending patent applications worldwide.

As part of the Intellectual Property License Agreement, Motorola, Inc. and Motorola Mobility entered into a cross-licensing arrangement with each other in respect of their respective patents. Under the cross-license arrangement, Motorola, Inc. and its subsidiaries are entitled to use the patents transferred to Motorola Mobility, and Motorola Mobility is entitled to use the patents retained by Motorola, Inc. No royalty or balancing payments will be made under the cross-licenses. The cross-licenses are perpetual and apply to all existing patents and patent applications, as well as patents filed within a specified period from the from the date of the Intellectual Property License Agreement. Generally, the licensee (Motorola, Inc. or Motorola Mobility, as the case may be) has no right to sub-license the patents or otherwise collect royalties in respect of the patents licensed to it.

Motorola, Inc. has existing patent licensing and cross-licensing agreements with many third-parties. Most of these license agreements with third-parties are being retained by Motorola, Inc. In a limited number of third-party patent license agreements, Motorola Mobility received ongoing rights to these patents in accordance with the terms of the third-party patent license agreement.

Copyrights relating to Motorola Mobility’s businesses are transferred to Motorola Mobility. In general, copyrights are not jointly owned. Other forms of intellectual property (such as know-how, trade secrets and technology) are being allocated to the entity to which they are most relevant, subject to joint ownership of certain jointly used technology. These types of intellectual property are subject to a royalty-free perpetual cross-licensing arrangement between Motorola, Inc. and Motorola Mobility, similar to the cross-licensing arrangement between Motorola, Inc. and Motorola Mobility described for patents. The technology cross-licensing arrangement is subject to certain product exclusions for a limited term.

Trademark License Agreement

Motorola Trademark Holdings, LLC, a wholly owned subsidiary of Motorola Mobility, will own the “MOTOROLA” trademark, and the Stylized M logo, and all formatives and derivatives such as “MOTO” and any other trademarks currently used by both Motorola Mobility and Motorola, Inc. (“Motorola Marks”). Motorola, Inc. will retain the exclusive right, pursuant to a trademark license agreement (“Trademark License Agreement”), to use certain Motorola Marks in connection with the products and services that fall within its licensed field of use (“Licensed FOU”), and in connection with domain names, and trade names used in the operation of its business. Motorola, Inc.’s Licensed FOU generally encompasses commercial-grade communication products, wireless network infrastructure equipment, and related software, services and accessories. Motorola Mobility will have the right to use, and the right to license others to use, the Motorola Marks outside of Motorola Inc.’s Licensed FOU.

The territory covered by the Trademark License Agreement will be worldwide. The initial term of the Trademark License Agreement will be ten years; the agreement will renew at the end of the initial term and every ten years thereafter. Motorola Mobility will have the right to terminate the Trademark License Agreement as a result of an uncured material breach by Motorola, Inc. Upon termination for cause, Motorola, Inc. will be permitted to wind-down its use of the Motorola Marks over time.

The Trademark License Agreement is assignable to either party’s wholly owned subsidiary or to a third-party that acquires all or substantially all of the assets of a party. In the event of a sale by Motorola Mobility of all or substantially all of the Motorola Marks separate and apart from the other assets of Motorola Mobility (i.e., a sale of the Motorola Marks as a stand-alone asset), Motorola, Inc. will have a right of first refusal to purchase the Motorola Marks for a price equal to the best third-party offer received by Motorola Mobility, plus three percent of such offer (“Right to Acquire”).

In the event that Motorola, Inc. becomes insolvent, files for bankruptcy (excluding the commencement of a proceeding under Chapter 11 of the Bankruptcy Code, or other reorganization or restructuring of its business) or otherwise begins proceedings to liquidate its business operations (a “Material Action”), the Trademark License Agreement will automatically terminate. In the event that Motorola Mobility becomes subject to a Material Action, Motorola, Inc. may either terminate the Trademark License Agreement, or seek to enforce its Right to Acquire.

Motorola, Inc. will have the right to sublicense its rights to use the licensed Motorola Marks within its Licensed FOU to its affiliates, entities who acquire a divested portion of its business, or to third-parties manufacturing products within its Licensed FOU, without payment to Motorola Mobility. Motorola, Inc. will have the right to use the licensed Motorola Marks with companies and/or product lines it acquires, provided such products are within Motorola, Inc.’s Licensed FOU, or in the event they are not, Motorola Mobility approves such expansion of Motorola, Inc.’s Licensed FOU. Motorola Mobility has no obligation to approve an expansion of Motorola, Inc.’s Licensed FOU.

Disputes arising out of the Trademark License Agreement will be resolved using a dispute resolution process designed to encourage resolution, including negotiation and binding arbitration. Matters involving termination of the Trademark License Agreement or the scope of Motorola, Inc.’s Licensed FOU are eligible to proceed to litigation.

Motorola Mobility will have the overall responsibility for quality control, procurement, maintenance and enforcement of the Motorola Trademarks. Motorola Inc. will be required to comply with brand guidelines developed by Motorola Mobility.

Under the Trademark License Agreement, it is currently estimated that over the next three years cumulatively, total payments to Motorola, Inc. will be approximately $1.5 million relating to the maintenance of certain corporate archives and total payments received from Motorola, Inc. will be approximately $4 million relating to trademark maintenance, clearance and anti-counterfeiting costs, as well as Motorola.com operating costs and trademark assignment, name change and recording costs.

Tax Sharing Agreement

Motorola Mobility, Motorola Mobility, Inc. and Motorola, Inc. have entered into a Tax Sharing Agreement. The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of Motorola, Inc. and Motorola Mobility, with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Sharing Agreement:

•

Motorola, Inc. will be responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which Motorola, Inc. is the common parent. With respect to any periods beginning after the distribution, the Company will be responsible for any U.S. federal income taxes of itself or its subsidiaries.

•

Motorola, Inc. will be responsible for any U.S. state or local or foreign income taxes reportable on a consolidated, combined or unitary or other joint return that includes Motorola, Inc. or one of its subsidiaries and Motorola Mobility or one of its subsidiaries. Motorola, Inc. will be responsible for any U.S. state or local or foreign income taxes reportable on returns that include only Motorola, Inc. and its subsidiaries (excluding Motorola Mobility and its subsidiaries), and Motorola Mobility will be responsible for any U.S. state or local or foreign income taxes filed on returns that include only Motorola Mobility or its subsidiaries.

•	Motorola, Inc. and Motorola Mobility will each be responsible for any non-income taxes attributable to each company and its respective subsidiaries for all periods.

The Tax Sharing Agreement imposes certain restrictions on our ability to pursue strategic or other transactions that may maximize the value of our business. The Tax Sharing Agreement provides special rules allocating tax liabilities in the event that the distribution, together with certain related transactions, were not tax-free. In general:

•	If any of the following events (among others) prevents the distribution and related transactions from being tax-free, we will be liable for the resulting taxes:

•	Any acquisition of all or a portion of our stock or assets, whether by merger or otherwise;

•

Any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing 50% or greater interest in Motorola Mobility;

•	We cease to actively conduct the Mobile Devices business during the two-year period following the distribution;

•	We take or fail to take any other action that prevents the distribution and related transactions from being tax-free; or

•	Any breach by Motorola Mobility of certain of its undertakings and representations.

•

To preserve the tax-free treatment to Motorola, Inc. of the distribution, Motorola Mobility is prohibited from taking or failing to take any action that prevents the distribution and related transactions from being tax-free. Further, during the two-year period following the distribution, among other restrictions, we may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets; (2) any merger, consolidation or liquidation; (3) any issuance of equity securities beyond certain thresholds; or (4) any repurchase of Motorola Mobility common stock unless, in each case, (a) we deliver to Motorola, Inc. a “will”-level legal opinion, satisfactory to Motorola, Inc., stating that the intended transaction will not prevent the distribution and related transactions from being tax-free or (b) Motorola, Inc. obtains a letter ruling, satisfactory to Motorola, Inc., in its sole discretion from the IRS to this effect.

•

During the two-year period following the distribution, if we enter into, or authorize, a transaction resulting in the acquisition of 25% or more (but less than 40%) of our stock, our Board of Directors must provide Motorola, Inc. with a certificate describing the transaction and stating that the transaction is not subject to the opinion/ruling procedure described above.

•

The fact that Motorola, Inc. receives a board certificate, legal opinion or letter ruling will not, in itself, exonerate us from liability for taxes in the event that the distribution and related transactions were not tax-free as a result of our actions or as a result of an acquisition of our stock or assets.

These covenants and indemnity obligations may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the Tax Sharing Agreement is not binding on the IRS.

Transition Services Agreements

Motorola, Inc., Motorola Mobility, Inc. and Motorola Mobility plan to enter into Transition Services Agreements, which will provide for the provision of certain transitional services by Motorola, Inc. and its subsidiaries to Motorola Mobility and its subsidiaries, and vice versa. The services may include the provision of administrative and other services identified by the parties. The Transition Services Agreements will generally provide for a term of up to 12 months. The charge for these interim services is expected to be based on actual costs incurred by the party rendering the services without profit. It is estimated that total payments to Motorola, Inc. during this 12 month period will be approximately $12 million and total payments received from Motorola, Inc. will be approximately $1 million under the Transition Services Agreements.

The transition services agreements govern the provision of support services, on an interim or transitional basis, including:

Motorola, Inc. to Motorola Mobility	Motorola Mobility to Motorola, Inc.
Financial audit support	Information technology systems

Financial transaction support (support in resolution of existing transactions in financial systems)	Legal support services Data processing Other general administrative functions

Resolution of required prior period tax submissions

Resolution of misdirected cash from both collection and payable transactions

Human resources and benefits administration

Environmental health and safety

Information technology systems

Data processing

Aviation services

Other general administrative functions

Motorola, Inc. and Motorola Mobility will perform these transition services in the manner and at the level of service substantially similar to that immediately prior to the distribution, and either company’s use of these services will not be substantially greater than the level of use required by either company immediately prior to the distribution. The companies will use all commercially reasonable efforts to end their respective use of the transition services as soon as is reasonably possible and no later than the applicable service termination date specified in the agreements. Both companies have the right to terminate any transition service upon 30 days notice.

Employee Matters Agreement

Motorola, Inc., Motorola Mobility, Inc. and Motorola Mobility have entered into an Employee Matters Agreement, which allocates responsibilities and liabilities relating to certain employee compensation and benefit plans and programs and labor-related matters in connection with the Separation.

Pursuant to the Employee Matters Agreement, the employees of Motorola, Inc.’s Mobile Devices and/or Home businesses (including related corporate and shared services employees) were transferred to Motorola Mobility or one of its subsidiaries on July 31, 2010 (except certain non-U.S. employees for whom such transfer on such date was not possible and whose transfer will be effected on a subsequent transfer date agreed to, or to be agreed to, by Motorola, Inc. and Motorola Mobility). Such employees generally were credited or will be credited for their years of service with Motorola, Inc. for benefits purposes (other than specified exceptions for non-U.S. employees).

U.S. Employee Benefits. Subject to the applicable transition periods with respect to certain benefit plans or programs, after the Distribution, employees of Motorola Mobility will no longer participate in Motorola, Inc.’s employee benefit plans or programs and Motorola Mobility will establish comparable plans or programs for Motorola Mobility employees, except with respect to pension benefits, deferred compensation, post-employment health benefits and certain other programs.

For the period from July 31, 2010 through December 31, 2010, each of Motorola Mobility and Motorola Mobility, Inc. has adopted the Motorola 401(k) Plan for the benefit of eligible U.S. employees. Effective January 1, 2011, Motorola Mobility will establish a 401(k) plan that is comparable to the Motorola 401(k) Plan and Motorola, Inc. and Motorola Mobility will cause a trust-to-trust transfer of all account balances (including any outstanding loans) for Motorola Mobility employees from the Motorola 401(k) Plan to the 401(k) plan established by Motorola Mobility. Motorola Mobility employees who hold shares of Motorola, Inc. common stock in their Motorola 401(k) Plan account as of the record date for the Distribution will have their account credited with shares of Motorola Mobility common stock resulting from the Distribution. See the section entitled “The Separation—Treatment of 401(k) Shares for Current and Former Employees.”

In addition, through December 31, 2010, Motorola Mobility and Motorola Mobility, Inc. will be participating employers in Motorola, Inc.’s U.S. medical and dental, pre-tax contributions and flexible benefits, dependent care, disability, life insurance, business travel accident insurance and adoption assistance plans or programs. Effective January 1, 2011, Motorola Mobility will adopt certain comparable benefit plans and programs for its current and former employees.

Eligible Motorola Mobility employees will continue to participate through the day preceding the Distribution Date in the Motorola Pension Plan, the Motorola Post-Employment Health Benefits Plan, the Motorola Supplemental Pension Plan, and the Motorola Management Deferred Compensation Plan. On and after the Distribution Date, the rights of Motorola Mobility employees under these plans will be determined by the applicable plan documents and the Employee Matters Agreement.

Motorola Mobility employees also will continue to participate until the Distribution Date in Motorola, Inc.’s Involuntary Severance Plan and its Paid Time Off Policy. After the Distribution Date, Motorola Mobility will create a U.S. severance program that will be no less favorable to its U.S. employees than the Motorola, Inc. Involuntary Severance Plan in effect on the date of reorganization and Motorola Mobility employees will be covered by Motorola Mobility’s own paid time off or vacation policy.

Non-U.S. Employee Benefits. Motorola Mobility will establish or maintain employee benefit plans outside of the U.S. as may be required under applicable law or necessary to ensure the transfer of employees without triggering severance obligations. As of the day preceding the Distribution Date, Motorola, Inc. and its affiliates will cease responsibility under their employee benefit plans for coverage of non-U.S. transferred employees. Motorola Mobility and its subsidiaries will assume all of the accrued liabilities of the non-U.S. transferred employees relating to vacation, annual leave, and holiday policies.

Equity Awards. The Employee Matters Agreement provides the mechanics for the conversion and adjustment or replacement on the Distribution Date of equity awards (including stock options, stock appreciation rights, and restricted stock units) granted under Motorola, Inc.’s equity plans into awards based on Motorola, Inc. common shares and/or Motorola Mobility common stock, as applicable. The Distribution will not constitute a “change of control” for purposes of Motorola, Inc.’s equity plans and awards that are outstanding as of that date. For a description of the treatment of outstanding Motorola, Inc. equity awards pursuant to the Employee Matters Agreement, see the section entitled “The Separation—Treatment of Equity-Based Compensation.”

In addition, the Employee Matters Agreement also provides the mechanics for adjustments to be made with respect to Motorola, Inc. common stock held by participating employees in the Motorola Employee Stock Purchase Plan (“MOTshare Plan”). Motorola, Inc. will adjust the closing price of shares of Motorola, Inc. common stock at the beginning of the MOTshare Plan offering period in effect on the Distribution Date. If the Distribution Date is within three months of the end of the offering period, amounts previously contributed and not withdrawn by Motorola Mobility participants will be used to purchase Motorola, Inc. common stock on behalf of Motorola Mobility participants. If the Distribution is not within three months of the end of the offering period, amounts previously contributed by Motorola Mobility participants will be refunded, without interest.

Incentive Compensation. The Motorola Incentive Plan awards for the year ending December 31, 2010 will be paid to eligible employees in accordance with the Motorola Incentive Plan. Motorola, Inc. and Motorola Mobility are each expected to implement annual incentive plans for calendar year 2011 following the Distribution Date.

Eligible employees of Motorola, Inc. and its affiliates, including transferred employees, will continue to participate through the Distribution Date in the Motorola Long-Range Incentive Plan of 2009 (“LRIP”) for the performance cycles ending December 31, 2011 and December 31, 2012. Each outstanding performance cycle under the LRIP will terminate on the Distribution Date and each eligible employee will be paid a pro-rated portion of the award earned under the LRIP, if any, based on performance through the Distribution Date for each performance cycle. Motorola Mobility will pay any such cash awards to the transferred employees and Motorola, Inc. will pay any such cash awards to all other employees.

Non-Solicitation and No-Hire. The Employee Matters Agreement also provides that Motorola Mobility and Motorola, Inc. will be subject to mutual non-solicitation and no-hire restrictions, with certain exceptions, for a limited term after the Distribution Date.

Employee Liabilities. Motorola Mobility will be responsible for all employment liabilities relating to current and former employees and contractors of Motorola Mobility and its constituent businesses and certain former shared services employees, subject to specified exceptions relating to: (1) severance obligations in China, Vietnam, and Peru, (2) retiree health plan liabilities in the U.S., (3) pension liabilities in the U.S., and (4) certain pension liabilities in the United Kingdom. Motorola, Inc. will be responsible for all employment liabilities relating to current and former employees and contractors of Motorola, Inc. and its constituent businesses (other than Motorola Mobility) and certain former shared services employees.

The Employee Matters Agreement also contains certain indemnification provisions pursuant to which Motorola, Inc. has agreed to indemnify Motorola Mobility for certain liabilities arising from actions for benefits under, or alleging breach of fiduciary duty in connection with, any employee benefit plan of Motorola, Inc. that involve pre-Distribution acts or omissions. Motorola, Inc. and Motorola Mobility will be responsible for their respective liabilities associated with such post-Distribution acts or omissions, subject to the specified exceptions noted above.

Damages, including the costs of litigation, incurred by the parties or their subsidiaries or their employee benefit plans relating in general to employees or benefits will be paid to the maximum extent available under applicable insurance, and neither the parties nor their plan fiduciaries will be deemed to indemnify, assume, or share such insured losses. To the extent any damages are not fully indemnified or reimbursed by applicable insurance, then each party will be responsible for payment of amounts in proportion to and in accordance with that party’s responsibilities under the terms of the Employee Matters Agreement.

Other Commercial Agreements

Motorola Mobility and Motorola, Inc. are also entering into certain commercial agreements in connection with the separation which are intended to ensure minimal disruption to ongoing sales and support of various products and services that Motorola, Inc. and Motorola Mobility provide to customers. Payments to be made under these commercial agreements are based on arms-length commercial pricing and will vary based on the amount of products, services and software provided.

The iDEN Cooperation Agreement will establish a framework for the parties to provide services to each other that will enable the continuity of the iDEN business and to support existing and new iDEN customers. Its initial term runs for five years and such term will extend automatically thereafter for additional terms of one year each unless either party provides the other with 12 months advance notice of non-renewal. The iDEN Cooperation Agreement will provide, among other things, that a party exiting the iDEN business will grant a license under its intellectual property rights to the other party to enable the other party to provide the same services to its iDEN customers as were provided by the exiting party. In addition, if a party decides to stop providing a particular type of iDEN product or service to its customers, that party must first supply such products and services for a specified period and provide a license under its intellectual property rights to enable the other party to continue the supply of such iDEN products or services to such customers.

In addition, Motorola, Inc. and Motorola Mobility, Inc. will enter into a Master Commercial Agreement which will set forth the terms and conditions for the distribution of products, provision of services and licensing of software between the parties that are currently either sold, provided or shared by the parties in their normal course of business. Its initial term runs for five years and such term will extend automatically thereafter for additional terms of two years each unless either party provides the other with at least ninety days of advance notice of non-renewal.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our bylaws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our certificate of incorporation and bylaws are included as exhibits to our registration statement on Form 10 of which this Information Statement is a part.

Distributions of Securities

In the past three years, Motorola Mobility has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Common Stock

Immediately following the distribution, our authorized common stock will consist of [—] million shares of common stock, par value $0.01 per share.

Shares Outstanding. Immediately following the distribution, we expect that approximately [—] million shares of our common stock will be issued and outstanding based upon approximately [—] shares of Motorola, Inc. common stock outstanding as of [—], and assuming no exercise of Motorola, Inc. options or SARs, vesting of Motorola, Inc. RSUs and settlement of Motorola, Inc. DSUs in shares of Motorola, Inc. common stock and applying the distribution ratio of [—] share of our common stock for each share of Motorola, Inc. common stock held as of the record date.

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. To be elected in an uncontested election for Board members, a director nominee must receive more votes “for” than “against” by shares present in person or by proxy and entitled to vote. In a contested election for Board members, the Board members are elected by a plurality of shares present in person or by proxy and entitled to vote.

Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights. In the event of any liquidation, dissolution or winding up of our Company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to preemptive rights.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to [—] million shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our common stock, except as discussed below, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

Our Board may not adopt a stockholder rights plan (also known as a poison pill) without the prior approval of the holders of a majority of our outstanding shares of common stock. Notwithstanding the above, in the event our Company receives an acquisition proposal in the form of the (i) commencement of a tender offer to acquire our shares of common stock or (ii) delivery of a “bear hug” letter to the Company, the Board may adopt a stockholder rights plan without such prior approval, if such plan by its express terms will expire and terminate within 135 days after its adoption unless approved prior to such 135 day period by the holders of a majority of our outstanding shares of common stock.

Our Board’s authority to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Holders of shares of our common stock are entitled to receive dividends, subject to prior dividend rights of the holders of any preferred shares, when, as and if declared by our Board out of funds legally available for that purpose. Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our Board. We do not anticipate paying any dividends for the foreseeable future. All decisions regarding the payment of dividends by us will be made by our Board from time to time in accordance with applicable law.

Size of Board and Vacancies; Removal

Our certificate of incorporation and bylaws provide that the number of members of the Board shall be fixed exclusively by a resolution adopted by the affirmative vote of a majority of the entire Board, subject to the rights of the holders of preferred stock, if any. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board that results from an increase in the number of directors may be filled by a majority of the Board then in office, provided that a quorum is present, and any other vacancy occurring on the Board may be filled by a majority of the Board then in office for the term of such vacancy, even if less than a quorum, or by a sole remaining director.

Stockholder Action by Written Consent

Stockholders may take action without a meeting with the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholder Meetings

Under our proposed amended and restated bylaws, only our Chairman of the Board, Board of Directors or any record holders of shares of our common stock representing in the aggregate not less than twenty percent (20%) of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholders(s) must comply with the requirements set forth in our amended and restated bylaws, including giving notice to our secretary which notice must include the information described in “Requirements for Advance Notification of Stockholder Nomination and Proposals” below.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for the election of directors other than nominations made by or at the direction of our Board or a committee of our Board. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director (including a statement as to whether such nominee intends to tender, following their election as a director, an irrevocable offer of resignation effective upon such nominee’s failure to be re-elected and upon acceptance of such resignation by our board of directors), a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal, and the name of each person with whom the stockholder is acting in concert with respect to Motorola Mobility or with whom such stockholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our common stock, or to cooperate in influencing the control of Motorola Mobility, including details of any such agreement, arrangement or understanding, all shares of our common stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our common stock (including all economic terms), and any other information requested in our bylaws, including any update or supplement described in our bylaws.

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be BNY Mellon Shareowner Services.

NYSE Listing

We intend to apply to list our shares of common stock on the NYSE and expect to list under the ticker symbol “MMI”.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our Company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Motorola, Inc. stockholders will receive in the distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our Company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549, at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279, and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.[—].com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined annual and condensed combined interim financial statements and accompanying notes included elsewhere within this Information Statement.

The unaudited pro forma condensed combined financial statements set forth below are based on and have been derived from the Company’s historical combined annual and condensed combined interim financial statements, including the unaudited condensed combined balance sheet as of July 3, 2010, the unaudited condensed combined statement of operations for the six months ended July 3, 2010, and the audited combined statement of operations for the year ended December 31, 2009, which are included elsewhere within this Information Statement. The historical financial statements of Motorola Mobility include allocations of certain expenses from Motorola, Inc. These costs may not be representative of our future costs to be incurred as an independent, publicly traded company.

The unaudited pro forma condensed combined statements of operations give effect to the separation and distribution as if they had occurred on January 1, 2009. The unaudited pro forma condensed combined balance sheet gives effect to the separation and distribution as if they had occurred on July 3, 2010. In management’s opinion, the unaudited pro forma condensed combined financial statements have been developed on a reasonable and rational basis and reflect certain adjustments that, in the opinion of management, are necessary to present fairly the unaudited pro forma condensed combined results of operations and the unaudited condensed combined financial position of the Company as of and for the periods indicated. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the transactions contemplated by the Master Separation and Distribution Agreement occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of our future results of operations or financial position as an independent, publicly traded company.

The following unaudited pro forma condensed combined statements of operations and unaudited pro forma condensed combined balance sheet give pro forma effect to the following:

•	the anticipated completion of the separation in the first quarter of 2011;

•

the funding of $3.5 billion of cash and cash equivalents (which are highly-liquid investments with an original maturity of three months or less) from Motorola, Inc. to capitalize Motorola Mobility at the time of the separation (with the $3.5 billion being only an estimate at this time with the amount ultimately funded to Motorola Mobility by Motorola, Inc. to be determined by the Motorola, Inc. Board of Directors prior to the separation); and

•

the recapitalization of the Company, which will be completed prior to the completion of the separation and distribution, in which our common stock held by Motorola, Inc. will be converted into approximately [—] million shares of common stock of Motorola Mobility Holdings, Inc.

Since the beginning of the second quarter of 2008 through the second quarter of 2010, Motorola, Inc. has incurred approximately $258 million of non-recurring pre-tax separation costs, approximately $14 million of which has been capitalized. The Company expects to incur approximately an additional $200 million of non-recurring pre-tax separation costs through the Distribution Date, approximately $23 million of which is expected to be capitalized, in connection with the consummation of the separation with the possibility that such costs could be higher. These costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; costs to create independent information technology environments; statutory severance costs related to foreign legal entity employment transfers; costs to realign manufacturing and distribution facilities; and non-income tax costs and regulatory fees incurred as part of the separation. The vast majority of these costs will be incurred by Motorola, Inc. prior to the distribution. To the extent that additional separation costs are incurred by Motorola Mobility after the distribution, such costs will be the responsibility of Motorola Mobility. In addition, Motorola Mobility expects that certain incremental costs may be incurred on a going-forward basis in connection with operating as an independent, publicly traded company.

Motorola Mobility may incur certain incremental costs as an independent, publicly traded company as compared to the costs incurred historically. For example, Motorola, Inc. currently provides many corporate functions on Motorola Mobility’s behalf. As an independent, publicly traded company, Motorola Mobility’s total costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, procurement, corporate governance activities and centrally managed employee benefit arrangements, may differ from the costs for such functions that were historically allocated to Motorola Mobility from Motorola, Inc. The Company expects these costs to be immaterially different than the amounts historically allocated to the Company from Motorola, Inc.; however, there can be no assurance that such costs will be immaterially different.

Motorola Mobility Holdings, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statements of Operations

(in millions, except per share amounts)

Six Months Ended July 3, 2010

(Dollars in millions, except per share data)	Historical	Adjustments		Pro Forma
Net revenues	$5,089				$5,089
Costs of sales	3,830				3,830

Gross margin	1,259				1,259

Selling, general and administrative expenses	756	$(24	) (A)		732
Research and development expenditures	739				739
Other charges	(180)				(180)

Operating loss	(56)	24			(32)

Other income (expense):
Interest expense, net	(29)	29	(B)		—
Gains (losses) on sales of investments and business, net	—				—
Other, net	(22)				(22)

Total other income (expense)	(51)	29			(22)

Loss before income taxes	(107)	53			(54)
Income tax expense	27	—	(C)		27

Net loss	(134)	53			(81)
Less: Loss attributable to non-controlling interests	(2)				(2)

Net loss attributable to Motorola Mobility Holdings, Inc.	$(132)	$53			$(79)

Loss per share	$—	[—]	(D)	$	[—]

Year Ended December 31, 2009

(Dollars in millions, except per share data)	Historical	Adjustments		Pro Forma
Net revenues	$11,050				$11,050
Costs of sales	8,897				8,897

Gross margin	2,153				2,153

Selling, general and administrative expenses	1,486	$(24	) (A)		1,462
Research and development expenditures	1,591				1,591
Other charges	287				287

Operating loss	(1,211)	24			(1,187)

Other income (expense):
Interest expense, net	(41)	41	(B)		—
Gains (losses) on sales of investments and business, net	(34)				(34)
Other, net	(49)				(49)

Total other income (expense)	(124)	41			(83)

Loss before income taxes	(1,335)	65			(1,270)
Income tax expense	—	—	(C)		—

Net loss	(1,335)	65			(1,270)
Less: Earnings attributable to non-controlling interests	7				7

Net loss attributable to Motorola Mobility Holdings, Inc.	$(1,342)	$65			$(1,277)

Loss per share	$—	[—	] (D)	$	[—]

See accompanying notes to unaudited pro forma condensed combined financial statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

July 3, 2010

(In millions)	Historical	Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$—	$3,500	(E)	$3,500
Accounts receivable, net	1,281			1,281
Inventories, net	629			629
Deferred income taxes	119			119
Other current assets	599			599

Total current assets	2,628	3,500		6,128

Property, plant and equipment, net	743			743
Investments	127			127
Deferred income taxes	50			50
Goodwill	1,292			1,292
Other assets	783			783

Total assets	$5,623	$3,500		$9,123

LIABILITIES AND BUSINESS EQUITY

Accounts payable	$1,323			$1,323
Accrued liabilities	1,803			1,803

Total current liabilities	3,126			3,126

Other liabilities	495	$65	(F)	560

Business equity:
Additional paid-in capital	—	3,500	(E)	3,500
		[—]	(G)
Owner’s net investment	2,305	(65	)(F)	2,240
		[—]	(G)
Accumulated other comprehensive loss	(328)			(328)

Total Motorola Mobility Holdings, Inc. equity	1,977	3,435		5,412
Non-controlling interests	25			25

Total business equity	2,002	3,435		5,437

Total liabilities and business equity	$5,623	$3,500		$9,123

See accompanying notes to unaudited pro forma condensed combined financial statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in millions)

(A)	The adjustment to Selling, general and administrative expenses reflects reductions of $24 million for both the six months ended July 3, 2010, and the year ended December 31, 2009, respectively, related to the Company’s portion of the cost of Motorola, Inc.’s U.S. defined benefit pension plan allocated to the Company and included in our combined statements of operations. Following the separation and distribution, the U.S. defined benefit plan will continue to be administered by Motorola, Inc. and the related obligation will be retained by Motorola, Inc. It has been determined that the Company will have no U.S. defined benefit pension plan following the separation and distribution; accordingly, no U.S. pension cost is expected to be incurred by Motorola Mobility following the separation and distribution.

(B)	The adjustment to Interest expense, net represents the elimination of all net interest expense, $29 million and $41 million for the six months ended July 3, 2010, and the year ended December 31, 2009, respectively, primarily related to the Company’s portion of Motorola, Inc.’s net interest expense allocated to the Company and included in our combined statements of operations. This allocation was based on the Company’s Total assets as a percentage of Motorola, Inc.’s Total assets less Cash and cash equivalents and Sigma Fund included in Motorola, Inc.’s consolidated balance sheets. Following the separation and distribution, the Company currently anticipates it will not carry a significant amount of debt or incur a significant amount of interest expense. Additionally, the Company will no longer be allocated a portion of Motorola, Inc.’s interest income. Accordingly, net interest expense, comprised of interest expense less interest income, both allocated by Motorola, Inc. to the Company, has been eliminated from the pro forma condensed combined statements of operations. We have not included a pro forma adjustment for potential future interest income on the Company’s cash and cash equivalents as the capitalization of the Company has not yet been finalized by the Motorola, Inc. Board of Directors, nor can we anticipate the interest rate that might be earned on such cash and cash equivalents.

(C)	The adjustment to Income tax expense represents the tax effect of the pro forma adjustments impacting Loss before income taxes discussed in (A) and (B) above, calculated using the U.S. effective tax rate of 35%, and adjusted after the utilization of valuation allowances to 0%, for the six months ended July 3, 2010, and for the year ended December 31, 2009.

(D)	The computation of pro forma loss per share is based upon the anticipated [—] million common shares outstanding following the distribution. Prior to the distribution, there will be no outstanding options to purchase shares of our common stock or other potentially dilutive securities outstanding. At the date of the planned distribution of our common stock by Motorola, Inc. to its stockholders, stock options and unvested restricted stock units outstanding under Motorola, Inc.’s stock-based compensation plans that are held by our employees are currently expected to be converted to options to purchase shares of common stock or unvested restricted stock units of our Company. The number of options to purchase shares of our Company and unvested restricted stock units resulting from this conversion will be based on the exercise price of the Motorola, Inc. stock options and/or the market value of both Motorola, Inc. and the Company at that date.

(E)	The adjustments to Cash and cash equivalents and to Additional paid-in capital represent an estimate of the cash and cash equivalents (which are highly-liquid investments with an original maturity of three months or less) that Motorola, Inc. is expected to fund Motorola Mobility with at the time of the separation. The amount to be funded is only an estimate at this time. The actual amount ultimately funded to Motorola Mobility by Motorola, Inc. will be determined by the Motorola, Inc. Board of Directors prior to the separation.

(F)	The adjustment to Other liabilities represents the net obligation of certain non-U.S. defined benefit pension plans which will be transferred to the Company.

(G)	The adjustments to Additional paid-in capital and to Owner’s net investment represent the recapitalization of our Company in which our common stock held by Motorola, Inc. will be converted into approximately [—] million shares of common stock. In connection with this recapitalization of our company, the amount of Motorola, Inc.’s net investment in our Company, including intercompany debt which was recorded in business equity as Owner’s net investment in our combined balance sheet, was reclassified to Additional paid-in capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial position and results of operations for the six months ended July 3, 2010 and July 4, 2009 and each of the three years in the period ended December 31, 2009. This commentary should be read in conjunction with our combined and condensed combined financial statements and the notes thereto which appear beginning under “Financial Statements and Supplementary Data.”

Introduction

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) is a supplement to the accompanying combined and condensed combined financial statements and provides additional information on Motorola Mobility’s business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. MD&A is organized as follows:

•	Separation from Motorola, Inc. – This section provides a general discussion of our separation from Motorola, Inc.

•

Executive Overview – This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Looking Forward – The section provides a discussion of management’s general outlook about market demand, our competitive position and product development.

•

Basis of Presentation – This section provides a discussion of the basis on which our combined and condensed combined financial statements were prepared, including our historical results of operations and adjustments thereto, primarily allocations of general corporate expenses from Motorola, Inc.

•	Results of Operations – This section provides an analysis of our results of operations for the six months ended July 3, 2010 and July 4, 2009 and the three years ended December 31, 2009.

•

Liquidity and Capital Resources – This section provides a discussion of our current financial condition and an analysis of our cash flows for the six months ended July 3, 2010 and July 4, 2009 and the three years ended December 31, 2009. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at December 31, 2009, as well as a discussion of the amount of financial capacity available to fund our future commitments and ongoing operating activities. We do not have any off-balance sheet arrangements, as defined by the SEC.

•

Critical Accounting Policies – This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

•

Quantitative and Qualitative Disclosures About Market Risk – This section discusses how we monitor and manage exposure to potential gains and losses arising from changes in market rates and prices, which, for us, is primarily associated with changes in foreign currency exchange rates.

Separation from Motorola, Inc.

Motorola, Inc.’s Board of Directors has preliminarily approved the separation of Motorola, Inc. into two independent, publicly traded companies. Prior to the completion of the distribution, Motorola, Inc. will transfer to the Company and its subsidiaries substantially all of the assets and liabilities of the Mobile Devices and Home businesses. On the Distribution Date, Motorola, Inc. will distribute all of the shares of the Company’s stock that it then owns through a special dividend to the common stockholders of Motorola, Inc. as of the record date, that is expected to be tax-free for U.S. federal income tax purposes. Immediately following the distribution, Motorola, Inc.’s stockholders as of the record date will own 100% of the outstanding equity in both companies. The separation will not require a vote by Motorola, Inc. stockholders. The Motorola Mobility businesses discussed herein represent the historical operating results and financial condition of Motorola Mobility. Any references to “we,” “us,” “Motorola Mobility Holdings, Inc.,” “Motorola Mobility” or the “Company” in this MD&A refer to the Mobile Devices and Home businesses as operated as a part of Motorola, Inc. prior to the distribution.

Historically, Motorola Mobility has used the corporate functions of Motorola, Inc. for a variety of services including treasury, accounting, tax, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, procurement, corporate governance activities and centrally managed employee benefit arrangements, which include the costs of salaries, benefits and other related costs. Motorola Mobility was allocated $1.0 billion in 2009, $1.3 billion in 2008 and $1.3 billion in 2007 of costs incurred by Motorola, Inc. for these functions. Management believes the assumptions and methodologies underlying the allocation of these expenses from Motorola, Inc. are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by Motorola Mobility if it were to operate as an independent, publicly traded company. We expect to enter into agreements with Motorola, Inc. for continuation of some of these services, but the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the distribution. Such differences are expected to be minimal. In addition, the costs of some services previously allocated to the Company from Motorola, Inc. may differ from those costs associated with being an independent, publicly traded company. Such incremental costs, which are described in more detail in this Information Statement in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” are not reflected in our historical combined and condensed combined financial statements.

Executive Overview

The Company

Motorola Mobility Holdings, Inc. is a provider of innovative technologies, products and services that enable a broad range of mobile and wireline digital communication, information and entertainment experiences. The Company’s integrated products and platforms deliver rich multimedia content, such as video, voice, messaging and Internet-based applications and services to multiple screens, such as mobile devices, televisions and personal computers. Our product portfolio primarily includes mobile devices, wireless accessories, set-top boxes and video distribution systems, and wireline broadband infrastructure products and associated customer premises equipment. We are focused on developing differentiated, innovative products to meet the expanding needs of consumers to communicate, to collaborate and to discover, consume, create and share content at a time and place of their choosing on multiple devices.

We have two business segments. The Mobile Devices segment is focused on mobile wireless devices and related products and services. This segment’s net revenues were $7.1 billion in 2009 and $3.4 billion in the first half of 2010, representing 65% and 66%, respectively, of Motorola Mobility’s combined net revenues. The Home segment is focused on technologies to provide video entertainment services to consumers by enabling subscribers to access a variety of interactive digital television (“TV”) services. This segment’s net revenues were $3.9 billion in 2009 and $1.7 billion in the first half of 2010, representing 35% and 34%, respectively, of Motorola Mobility’s combined net revenues.

Motorola Mobility’s financial results for the first half of 2010

•

Net Revenues:  Our net revenues were $5.1 billion in the first half of 2010, down 10% compared to net revenues of $5.7 billion in the first half of 2009. Net revenues decreased 7% in the Mobile Devices segment and decreased 15% in the Home segment.

•	Operating Loss: We had an operating loss of $56 million in the first half of 2010, compared to an operating loss of $811 million in the first half of 2009.

•	Net Loss: We had a net loss of $132 million in the first half of 2010, compared to a net loss of $885 million in the first half of 2009.

•

Operating Cash Flows:  We generated $57 million of net cash from operating activities in the first half of 2010, compared to using $1.3 billion of net cash for operating activities in the first half of 2009.

Motorola Mobility’s financial results for the year ended December 31, 2009

•

Net Revenues:  Our net revenues were $11.1 billion in 2009, down 35% compared to net revenues of $17.1 billion in 2008. Net revenues decreased 41% in the Mobile Devices segment and decreased 21% in the Home segment.

•

Operating Loss:  We incurred an operating loss of $1.2 billion in 2009, compared to an operating loss of $2.0 billion in 2008. The operating loss in 2009 was smaller than in 2008 primarily due to a $1.5 billion decrease in operating expenses, reflecting savings from cost-reduction initiatives, partially offset by a $666 million decrease in gross margin, reflecting the decline in net revenues.

•

Net Loss:  We incurred a loss of $1.3 billion in 2009, compared to a loss of $3.0 billion in 2008. The net loss in 2009 was smaller than in 2008 primarily due to a $1.5 billion decrease in operating expenses, reflecting savings from cost-reduction initiatives, partially offset by a $666 million decrease in gross margin, reflecting the decline in net revenues.

•

2009 Annual Mobile Device Shipments of 55.1 Million Units:  We shipped 55.1 million mobile devices in 2009, a 45% decrease compared to shipments of 100.1 million mobile devices in 2008. During the fourth quarter of 2009, we launched our first AndroidTM-based smartphones and shipped approximately 2.0 million Android-based mobile devices.

•	Operating Cash Flows: We used $1.1 billion of net cash for operating activities in 2009, compared to using $1.2 billion of net cash for operating activities in 2008.

Financial results for our two business segments for the first half of 2010

•

In Our Mobile Devices Business: Net revenues were $3.4 billion in the first half of 2010, a decrease of 7% compared to net revenues of $3.6 billion in the first half of 2009. On a geographic basis, net revenues decreased in Latin America and Asia, partially offset by: (i) an increase in net revenues in North America, and (ii) a slight increase in net revenues in Europe, Middle East and Africa Region (“EMEA”). The 7% decrease in net revenues was primarily driven by a 43% decrease in unit shipments, partially offset by a 61% increase in average selling price (“ASP”). We shipped 16.9 million handsets in the first half of 2010, a 43% decrease compared to shipments of 29.5 million units in the first half of 2009. We shipped 5.0 million smartphones in the first half of 2010.

The segment incurred an operating loss of $105 million in the first half of 2010, compared to an operating loss of $832 million in the first half of 2009. The decrease in the operating loss was primarily due to an increase in gross margin driven by: (i) a favorable product mix, specifically due to increased revenues from smartphones and (ii) lower excess inventory and other related charges in 2010 than in 2009, partially offset by the 7% decrease in net revenues. Also contributing to the decrease in the operating loss were: (i) a $228 million gain related to a legal settlement, (ii) lower reorganization of business charges, and (iii) lower research and development (“R&D”) expenditures, reflecting savings from cost-reduction initiatives, partially offset by higher selling, general and administrative (“SG&A”) expenses.

•

In Our Home Business: Net revenues were $1.7 billion in the first half of 2010, a decrease of 15% compared to net revenues of $2.0 billion in the first half of 2009. On a geographic basis, net revenues decreased in North America and Asia and increased in Latin America and EMEA. The 15% decrease in net revenues in the Home segment is primarily attributable to a 28% decrease in net revenues from set-top boxes, reflecting: (i) a 20% decrease in shipments of set-top boxes to 6.4 million units, and (ii) a lower ASP due to a product mix shift within our set-top box product lines and competitive pricing pressures. The decrease in net revenues from set-top boxes was partially offset by higher net revenues from video and access infrastructure equipment.

The segment had operating earnings of $49 million in the first half of 2010, compared to operating earnings of $21 million in the first half of 2009. The increase in operating earnings was primarily due to (i) a decrease in R&D expenditures, reflecting savings from cost-reduction initiatives, and (ii) lower reorganization of business charges, partially offset by a slight decrease in gross margin, driven by the decrease in net revenues.

Financial results for our two business segments for the year ended December 31, 2009

•

In Our Mobile Devices Business: Net revenues were $7.1 billion in 2009, a decrease of 41% compared to net revenues of $12.2 billion in 2008. The decrease in net revenues was primarily driven by a 45% decrease in unit shipments, partially offset by an 8% increase in ASP. On a geographic basis, net revenues decreased substantially in Latin America, EMEA and Asia and, to a lesser extent, decreased in North America.

The segment incurred an operating loss of $1.2 billion in 2009, an improvement of 49% compared to an operating loss of $2.4 billion in 2008. The decrease in the operating loss was primarily due to: (i) lower SG&A expenses, primarily due to lower marketing expenses and savings from cost-reduction initiatives; (ii) lower R&D expenditures, reflecting savings from cost-reduction initiatives; (iii) supply chain efficiencies, primarily including lower excess inventory charges in 2009 than in 2008, when the charges included a $370 million charge due to a decision to consolidate software and silicon platforms; and (iv) the absence in 2009 of a charge comparable to the $150 million charge in 2008 related to settlement of a silicon purchase commitment. These amounts were partially offset by a decrease in gross margin, driven by the 41% decrease in net revenues.

•

In Our Home Business: Net revenues were $3.9 billion, a decrease of 21% compared to net revenues of $4.9 billion in 2008. The 21% decrease in net revenues in the Home business was primarily driven by: (i) an 18% decrease in shipments of set-top boxes, primarily due to lower shipments to large cable and telecommunications operators in North America as a result of macroeconomic conditions, and (ii) a lower ASP due to an unfavorable shift in product mix. On a geographic basis, net revenues decreased in North America and Latin America and increased in EMEA and Asia.

The segment had operating earnings of $11 million in 2009 compared to operating earnings of $351 million in 2008. The decrease in operating earnings was primarily due to a decrease in gross margin, driven by the 21% decrease in net revenues. Also contributing to the decrease in operating earnings were: (i) a $75 million charge related to a legal settlement, and (ii) an increase in SG&A expenses, reflecting an increase in administrative costs. These factors were partially offset by decreases in R&D expenditures, reflecting savings from cost-reduction initiatives.

Recent developments and accomplishments in the first half of 2010

•

In the first half of 2010, we continued to build momentum in the Mobile Devices business, and remained focused on extending our video leadership position in the Home business. In the first quarter, we announced a target separation date in the first quarter of 2011 for the completion of the planned separation from Motorola, Inc. into an independent, publicly traded company.

•

During the first half of 2010, the wireless handset market continued to grow, driven by improving economic conditions across many regions and greater demand for smartphones as a result of consumers’ desire for data-centric mobile experiences and supporting operator activities, including tiered-data plans, strong subsidy support and expanded network capacity. These market changes continued to drive increased smartphone sales and, as a result, the level of competition. During the first half of 2010, the Mobile Devices business launched 19 new devices, including eight Android-based smartphones. These new products have contributed favorably to our operating results and have strengthened our overall product portfolio. From a financial perspective, the decrease in our operating loss year-over-year reflects an improvement in gross margin and reduced R&D expenditures primarily due to savings from continued cost-reduction initiatives, partially offset by higher SG&A expenses driven by an increase in marketing expenses.

•

The Home business continues to focus on developing solutions to support our customers’ needs to deliver content and advance services for consumers. In the first half of 2010, we introduced new 3D set-top boxes for cable, significantly enhancing the 3D experience for consumers. We announced Medios, a suite of software solutions that evolve with current network elements to allow operators to receive, store and distribute content across a multi-screen environment. We expanded our portfolio with an all digital set-top that serves as a multi-media IP hub that gives consumers more control and access to content anywhere in the home. From a financial perspective, while we continue to be impacted by economic conditions in the U.S. and revenues have declined year-over-year, we have improved operating income by reducing our cost structure and have benefited from sequential sales increases of video and access infrastructure equipment as operators begin to reinvest in their networks.

Major challenges and accomplishments in 2009

•

In 2009, we navigated through very challenging global economic conditions that impacted our businesses and customers. In response to the global reduction in capital and consumer spending, we focused on our customers, developing innovative products, and significantly reducing our cost structure. We also had unique challenges in our Mobile Devices business as we transitioned our product portfolio. Despite these challenges, we reduced our operating loss, primarily by reducing our operating expenses.

•

Execution of our smartphone strategy showed tangible results with the launch of CLIQTM/DEXT TM with MOTOBLURTM and DROIDTM by Motorola/MILESTONETM, our first Android-based smartphones. We also reduced the number of feature phone devices in the portfolio. During this period of change, we increased our focus in priority markets for wireless mobile devices, including North America and China. Demand for our wireless mobile devices declined in 2009, primarily due to limited product offerings in feature phones and smartphones as Mobile Devices implemented its strategy to transition its product portfolio. During the year, the Mobile Devices business reduced its cost structure by over $1.5 billion, including reductions in research and development expenditures and selling, general and administrative expenses. Reductions were the result of eliminating product platforms, focusing on key markets and other efficiencies. In addition, operational improvements were made in the supply chain, resulting in improved inventory management and reduced levels of excess and obsolete inventory.

•

Our new products began to address consumer demand for smartphones with higher quality displays, broadband connectivity everywhere, over-the-air update capability, and enhanced mobile experiences enabled by a multi-tasking, graphical operating system. Consumer reception of our first smartphones was very strong, resulting in shipments of two million smartphones in the fourth quarter of 2009. From a financial perspective, the Mobile Devices segment significantly reduced its operating loss and operating cash outflow in 2009 compared to 2008. This improvement was due primarily to the reduction in its cost structure, improvement in operating and supply chain efficiencies, and implementation of its portfolio transition, including the launch of new smartphones.

•

The Home business was impacted by a decline largely attributable to economic conditions in the U.S., which negatively impacted consumer and operator spending and housing. During 2009, the business remained a leading provider of set-top boxes, shipped its 100 millionth set-top box and generated positive operating cash flow.

Looking Forward

In our Mobile Devices business, while we expect the overall global mobile device market to remain intensely competitive, we expect annual growth in total industry mobile device demand over the next several years, particularly in smartphones. Our strategy is focused on developing and marketing a comprehensive smartphone portfolio and strengthening our position in priority markets. We plan to launch a significant number of new smartphone devices in 2010 and 2011 with particular focus on: (i) differentiating our products using MOTOBLUR™, our proprietary applications and services suite, (ii) enhancing the ecosystem using our Motorola developer network (“MotoDEV”) application development program, and (iii) providing a smartphone portfolio across multiple price points for a broad array of carrier, distributor and retail customers. Our initial market priorities are primarily North America, China, and Latin America, followed by Western Europe and other strategic markets. Our mid- to high-tier feature phone portfolio will be more limited than in the past as we shift resources to the smartphone segment of the market. Feature phone unit volumes, including integrated digital enhanced network (“iDEN”) devices, are expected to be lower in 2010 than in 2009. For lower-priced, voice-centric mobile devices, we will partner with third-party original device manufacturers, primarily in Asia, to deliver a portfolio to meet certain customer requirements and extend our brand. With growth in the mobile device market, particularly in smartphones, and by accelerating our speed to market, providing rich consumer experiences and building our brand, we expect to continue to improve our financial performance.

In our Home business, we expect demand for set-top boxes to contract in 2010 compared to 2009 due to market conditions, particularly in the U.S. Longer term, growth drivers for the Home business remain intact, as digital households are expected to experience annual growth over the next several years, driven by demand for high definition TV, whole-home network solutions, 3D-TV and advanced interactive services. Analog to digital transitions are still underway, particularly outside North America, and consumer demand is expected to drive infrastructure needs for more bandwidth, optimized networks and storage, and services. We will leverage our position in set-top boxes and video delivery systems and prioritize our research and development efforts to ensure that we are well positioned for growth when demand levels recover.

We believe we are well positioned to enable the evolving digital lifestyle by delivering multi-screen experiences across multiple types of devices. Previously separate industries like wireless, media, the Internet and computing industries are increasingly interacting with each other, creating consumer demand for new devices, applications and services. We offer devices that support these new applications and services, like the DROID by MOTOROLA family of smartphones. MOTOBLUR, our cloud-based service platform, manages and aggregates, automatically delivers (referred to as “push”) and uploads personalized digital content such as photos, videos and social networking updates. We are also a leading provider of products and services for the delivery of video, voice and data to the home. Cloud-based refers to a computing environment where applications and content are shared and delivered over the network using resources that might be located in a single data center, distributed across a number of data centers or spread throughout the entire network. Our businesses have complementary core strengths and synergies in intellectual property, technology, design, distribution and operator and carrier relationships, which together with a global brand uniquely position us to capitalize on emerging opportunities.

Due to increased demand for products, many electronic manufacturers are experiencing shortages for certain components. We continue to work closely with our customers and suppliers to secure adequate supply. In the second half of this year, if demand for our products increases from our current expectations, we could experience shortages.

We conduct our business in highly competitive markets, facing both new and established competitors. The markets for many of our products are characterized by rapidly changing technologies, frequent new product introductions, changing consumer trends, short product life cycles and evolving industry standards. Market disruptions caused by new technologies, the entry of new competitors, consolidations among our customers and competitors, and changes in regulatory requirements, among other matters, can introduce volatility into our businesses. We face challenging, but stabilizing, global economic conditions with more limited visibility than historical norms. Meeting all of these challenges requires consistent operational planning and execution and investment in technology, resulting in innovative products that meet the needs of our customers around the world. As we execute on meeting these objectives, we remain focused on taking the necessary action to design and deliver differentiated and innovative products and services that will advance the way the world connects by simplifying and personalizing communications and enhancing mobility.

For more information, about our strategy and the risk related to our strategy and our future performance, see the sections under “Business—Business Segments” entitled “Mobile Devices Segment—Our Strategy” and “Home Segment—Our Strategy” and “Risk Factors” included elsewhere in this Information Statement.

We will operate our business differently as a new public company following the separation from Motorola, Inc. For more information on the challenges and risks related to our separation from Motorola, Inc., see the sections entitled “Risk Factors—Risks Relating to the Separation” and “The Separation” in this Information Statement.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, Inc., principally representing the Mobile Devices and Home business segments, using the historical results of operations, and historical basis of assets and liabilities of the Mobile Devices and Home business segments. The historical financial statements include allocations of certain Motorola, Inc. general corporate expenses. Management believes the assumptions and methodologies underlying the allocation of general corporate expenses from Motorola, Inc. are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Motorola, Inc.’s net investment in the Company, including intercompany debt, is shown as Business Equity in lieu of stockholders’ equity in the combined financial statements. Transactions between Motorola Mobility and other Motorola, Inc. operations have been identified in the combined financial statements as transactions between related parties.

Results of Operations

Six Months Ended July 3, 2010 and July 4, 2009

Combined Business Results

	Six Months Ended
(Dollars in millions)	July 3, 2010	% of Revenues	July 4, 2009	% of Revenues
Net revenues	$5,089		$5,668
Costs of sales	3,830	75.3%	4,748	83.8%

Gross margin	1,259	24.7%	920	16.2%

Selling, general and administrative expenses	756	14.8%	744	13.1%
Research and development expenditures	739	14.5%	821	14.5%
Other charges (income)	(180)	(3.5)%	166	2.9%

Operating loss	(56)	(1.1)%	(811)	(14.3)%

Other income (expense):
Interest expense, net	(29)	(0.6)%	(17)	(0.3)%
Losses on sales of investments and businesses, net	—	—%	(32)	(0.6)%
Other	(22)	(0.4)%	(19)	(0.3)%

Total other income (expense)	(51)	(1.0)%	(68)	(1.2%

Loss before income taxes	(107)	(2.1)%	(879)	(15.5)%
Income tax expense	27	0.5%	2	0.0%

Net loss	(134)	(2.6)%	(881)	(15.5)%
Less: Earnings (loss) attributable to non-controlling interests	(2)	(0.0)%	4	0.1%

Net loss attributable to Motorola Mobility Holdings, Inc.	$(132)	(2.6)%	$(885)	(15.6)%

Six months ended July 3, 2010 compared to six months ended July 4, 2009

Net Revenues

Net revenues were $5.1 billion in the first half of 2010, down 10% compared to net revenues of $5.7 billion in the first half of 2009. The decrease in net revenues reflects: (i) a $314 million, or 15%, decrease in net revenues in the Home segment, and (ii) a $265 million, or 7%, decrease in net revenues in the Mobile Devices segment. The 15% decrease in net revenues in the Home segment reflects a 28% decrease in net revenues of set-top boxes, primarily due to: (i) a 20% decrease in shipments of set-top boxes to 6.4 million units, and (ii) a lower average selling price (“ASP”) due to a product mix shift within our set-top box product lines and competitive pricing pressures. The 7% decrease in net revenues in the Mobile Devices segment was primarily driven by a 43% decrease in unit shipments, partially offset by a 61% increase in ASP.

Gross Margin

Gross margin was $1.3 billion, or 24.7% of net revenues, in the first half of 2010, compared to $920 million, or 16.2% of net revenues, in the first half of 2009. The increase in gross margin reflects: (i) a significant increase in the Mobile Devices segment, partially offset by a slight decrease in the Home segment. The increase in gross margin in the Mobile Devices segment was primarily driven by: (i) a favorable product mix, specifically due to increased volume of smartphones, and (ii) lower excess inventory and other related charges in 2010 than in 2009, partially offset by the 7% decrease in net revenues. The slight decrease in gross margin in the Home segment was due to the 15% decrease in net revenues partially offset by a favorable product margin mix across product lines. The increase in gross margin as a percentage of net revenues in the first half of 2010 compared to the first half of 2009 reflects an increase in gross margin percentage in both segments. The Company’s overall gross margin as a percentage of net revenues is impacted by the proportion of overall net revenues generated by its various businesses.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses increased 2% to $756 million, or 14.8% of net revenues, in the first half of 2010, compared to $744 million, or 13.1% of net revenues, in the first half of 2009. The increase in SG&A expenses reflects higher SG&A expenses in both segments. The increase in the Mobile Devices segment was primarily driven by an increase in marketing expenses. The increase in the Home segment was primarily due to increased expenditures on information technology upgrades. SG&A expenses as a percentage of net revenues increased in both segments.

Research and Development Expenditures

Research and development (“R&D”) expenditures decreased 10% to $739 million, or 14.5% of net revenues, in the first half of 2010, compared to $821 million, or 14.5% of net revenues, in the first half of 2009. The decrease in R&D expenditures reflects lower R&D expenditures in both segments, primarily due to savings from cost-reduction initiatives. R&D expenditures as a percentage of net revenues decreased in the Mobile Devices segment and increased in the Home segment. The Company participates in very competitive industries with constant changes in technology and, accordingly, the Company continues to believe that a strong commitment to R&D is required to drive long-term growth.

Other Charges (Income)

The Company recorded net other income of $180 million in Other charges (income) in the first half of 2010, compared to net other charges of $166 million in the first half of 2009. The net other income in the first half of 2010 included a $228 million gain related to a legal settlement, partially offset by: (i) $27 million of charges relating to the amortization of intangible assets, and (ii) $21 million of net reorganization of business charges included in Other charges (income). The charges in the first half of 2009 include: (i) $138 million of net reorganization of business charges included in Other charges (income), and (ii) $28 million of charges relating to the amortization of intangible assets. The net reorganization of business charges are discussed in further detail in the section entitled “Reorganization of Businesses” included elsewhere within this Information Statement.

Interest Expense, Net

Net interest expense was $29 million in the first half of 2010, compared to net interest expense of $17 million in the first half of 2009. Net interest expense in the first half of 2010 includes interest expense of $41 million, partially offset by interest income of $12 million. Net interest expense in the first half of 2009 included interest expense of $36 million, partially offset by interest income of $19 million. Our net interest expense primarily represents the amount allocated from Motorola, Inc. This allocation is based on the Company’s Total assets as a percentage of the respective Motorola, Inc. Total assets, less Cash and cash equivalents and Sigma Fund included in Motorola, Inc.’s consolidated balance sheets. Our interest expense as an independent, publicly traded company may differ from the amounts reflected above.

Losses on Sales of Investments and Business, Net

The Company had no gains (losses) on sales of investments and businesses during the first half of 2010, compared to a loss of $32 million in the first half of 2009. In the first half of 2009, the net loss primarily relates to the sale of a business.

Other

Net expense classified as Other, as presented in Other income (expense), was $22 million in the first half of 2010, compared to $19 million in the first half of 2009. The net expense in the first half of 2010 was primarily comprised of: (i) $19 million of foreign currency losses, and (ii) $8 million of investment impairment charges. The net expense in the first half of 2009 was primarily comprised of $26 million of foreign currency losses.

Effective Tax Rate

The Company recorded $27 million of net tax expense in the first half of 2010, resulting in a negative effective tax rate of 25%, compared to $2 million of net tax expense in the first half of 2009, resulting in an effective tax rate of 0%. The Company’s effective tax rates for the first half of 2010 and 2009 were less than the U.S. statutory tax rate of 35%, primarily due to no net U.S. tax benefits being recorded on the Company’s U.S. losses, as a result of the Company’s inability to recognize additional deferred tax assets.

The Company’s effective tax rate will change from period to period based on non-recurring events, such as the settlement of tax audits, changes in valuation allowances and the tax impact of significant unusual or extraordinary items, as well as recurring factors, including changes in the geographic mix of income before taxes, the level of pre-tax income or losses and effects of various global income tax strategies.

Net Loss

The Company incurred a loss before income taxes of $107 million in the first half of 2010, compared with a loss before income taxes of $879 million in the first half of 2009. After taxes, and excluding Earnings (loss) attributable to non-controlling interests, the Company incurred a net loss of $132 million in the first half of 2010, compared to a net loss of $885 million in the first half of 2009.

The decrease in the loss before income taxes in the first half of 2010 compared to the first half of 2009 was primarily attributable to: (i) a $346 million improvement in Other charges (income), primarily due to a $228 million gain related to a legal settlement and a $117 million decrease in net reorganization of business charges included in Other charges (income), (ii) a $339 million increase in gross margin, primarily due to a favorable product mix, partially offset by a decrease in net revenues, and (iii) an $82 million decrease in R&D expenditures.

Segment Results

The following commentary should be read in conjunction with the financial results of each operating business segment as detailed in Note 11, “Segment Information,” to the Company’s condensed combined financial statements as of and for the six months ended July 3, 2010. Net revenues and operating results for the Company’s two operating business segments for the six months ended July 3, 2010 and July 4, 2009, are presented below.

Mobile Devices Segment

The Mobile Devices segment designs, manufactures, sells and services wireless mobile devices, including smartphones, with integrated software and accessory products, and licenses intellectual property. For the first half of 2010, the segment’s net revenues represented 66% of the Company’s consolidated net revenues, compared to 64% in the first half of 2009.

Six Months Ended	July 3, 2010	July 4, 2009	% Change
Segment net revenues	$3,365	$3,630	(7)%
Operating loss	(105)	(832)	(87)%

Six months ended July 3, 2010 compared to six months ended July 4, 2009

In the first half of 2010, the segment’s net revenues were $3.4 billion, a decrease of 7% compared to net revenues of $3.6 billion in the first half of 2009. On a geographic basis, net revenues decreased in Latin America and Asia, partially offset by: (i) an increase in net revenues in North America, and (ii) a slight increase in net revenues in Europe, Middle East and Africa region (“EMEA”). The 7% decrease in net revenues was primarily driven by a 43% decrease in unit shipments, partially offset by a 61% increase in average selling price (“ASP”). The segment’s net revenues were negatively impacted by a decreased focus on the feature phone portfolio and limited product offerings in the very low-tier, partially offset by higher revenues from smartphones.

The segment incurred an operating loss of $105 million in the first half of 2010, compared to an operating loss of $832 million in the first half of 2009. The decrease in the operating loss was primarily due to an increase in gross margin driven by: (i) a favorable product mix, specifically due to increased revenues from smartphone devices, and (ii) lower excess inventory and other related charges in 2010 than in 2009, partially offset by the 7% decrease in net revenues. Also contributing to the decrease in the operating loss were: (i) a $228 million gain related to a legal settlement with another company, (ii) lower reorganization of business charges, and (iii) lower R&D expenditures, reflecting savings from cost-reduction initiatives, partially offset by higher selling, general and administrative (“SG&A”) expenses. As a percentage of net revenues in the first half of 2010 as compared to the first half of 2009, gross margin and SG&A expenses increased and research and development (“R&D”) expenditures decreased.

The segment’s industry typically experiences short life cycles for new products. Therefore, it is vital to the segment’s success that new, compelling products are continually introduced. Accordingly, a strong commitment to R&D is required and, even amidst challenging global economic conditions, the segment expects to continue to make the appropriate investments to develop a differentiated product portfolio and fuel long-term growth.

Unit shipments in the first half of 2010 were 16.9 million units, a 43% decrease compared to shipments of 29.5 million units in the first half of 2009. Smartphone shipments in the first half of 2010 were 5.0 million. In the first half of 2010, ASP increased approximately 61% compared to the first half of 2009 driven by favorable product mix towards smartphones. ASP is impacted by numerous factors, including product mix, market conditions and competitive product offerings, and ASP trends often vary over time.

Home Segment

The Home segment designs, manufactures, sells, installs and services set-top boxes for digital video, Internet protocol (“IP”) video, satellite and terrestrial broadcast networks, end-to-end digital video and Internet protocol television (“IPTV”) distribution systems, broadband access network infrastructure platforms, and associated data and voice customer premises equipment and associated software solutions to cable TV and telecommunication service providers. For the first half of 2010, the segment’s net revenues represented 34% of the Company’s combined net revenues, compared to 36% for the first half of 2009.

Six Months Ended	July 3, 2010	July 4, 2009	% Change
Segment net revenues	$1,724	$2,038	(15)%
Operating earnings	49	21	133%

Six months ended July 3, 2010 compared to six months ended July 4, 2009

In the first half of 2010, the segment’s net revenues were $1.7 billion, a decrease of 15% compared to net revenues of $2.0 billion in the first half of 2009. The 15% decrease in net revenues in the Home segment is primarily attributable to a 28% decrease in net revenues from set-top boxes, reflecting: (i) a 20% decrease in shipments of set-top boxes to 6.4 million units, and (ii) a lower ASP due to a product mix shift within our set-top box product lines and competitive pricing pressures. The decrease in net revenues from set-top boxes was partially offset by higher net revenues from video and access infrastructure equipment.

Shipments of standard definition (“SD”) and high definition (“HD”) set-top boxes decreased significantly, primarily due to lower shipments to large telecommunication and cable operators in North America as a result of lower demand. The decrease in unit shipments of SD and HD set-top boxes was partially offset by an increase in HD/digital video recording (“DVR”) unit shipments due to increased demand for DVR capabilities.

On a geographic basis, net revenues decreased in North America and Asia and increased in Latin America and EMEA. Net revenues in North America continued to comprise a significant portion of the segment’s business, accounting for approximately 71% of the segment’s net revenues in the first half of 2010, compared to approximately 77% in the first half of 2009.

The segment had operating earnings of $49 million in the first half of 2010, compared to operating earnings of $21 million in the first half of 2009. The increase in operating earnings was primarily due to (i) a decrease in R&D expenditures, reflecting savings from cost-reduction initiatives, and (ii) lower reorganization of business charges, partially offset by a slight decrease in gross margin, driven by the decrease in net revenues. As a percentage of net revenues in the first half of 2010 as compared to the first half of 2009, gross margin, SG&A expenses and R&D expenditures increased.

Reorganization of Businesses

Motorola, Inc. maintains a formal Involuntary Severance Plan (“Severance Plan”), which permits the Company to offer eligible employees severance benefits based on years of service and employment grade level in the event that employment is involuntarily terminated as a result of a reduction-in-force or restructuring. Effective August 1, 2009, the Company amended and restated the Severance Plan. Under the amended Severance Plan, severance benefits will be paid in bi-weekly installments to impacted employees rather than in lump sum payments. The Company recognizes termination benefits based on formulas per the Severance Plan at the point in time that future settlement is probable and can be reasonably estimated based on estimates prepared at the time a restructuring plan is approved by management. Exit costs consist of future minimum lease payments on vacated facilities and other contractual terminations. At each reporting date, the Company evaluates its accruals for employee separation and exit costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. In these cases, the Company reverses accruals through the condensed combined statements of operations where the original charges were recorded when it is determined they are no longer needed. Motorola Mobility expects to have a similar involuntary Severance Plan after separation.

2010 Charges

During the first half of 2010, the Company continued to implement various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans. The employees affected were located in all regions.

During the first half of 2010, the Company recorded net reorganization of business charges of $27 million, including $6 million of charges in Costs of sales and $21 million of charges under Other charges in the Company’s condensed combined statements of operations. Included in the aggregate $27 million are charges of $36 million for employee separation costs, partially offset by $9 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

July 3, 2010	Six Months Ended
Mobile Devices	$17
Home	10

$27

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2010 to July 3, 2010:

	Accruals at January 1, 2010	Additional Charges	Adjustments	Amount Used	Accruals at July 3, 2010
Exit costs	$39	$—	$(3)	$(15)	$21
Employee separation costs	33	36	(8)	(35)	26

	$72	$36	$(11)	$(50)	$47

Exit Costs

At January 1, 2010, the Company had an accrual of $39 million for exit costs attributable to lease terminations. There were no material additional charges related to exit costs during the first half of 2010. The adjustments of $3 million reflect: (i) $2 million of reversals of accruals no longer needed, and (ii) $1 million of foreign currency translation adjustments. The $15 million used reflects cash payments. The remaining accrual of $21 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 3, 2010, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2010, the Company had an accrual of $33 million for employee separation costs, representing the severance costs for approximately 400 employees. The additional charges of $36 million during the first half of 2010 represent severance costs for approximately an additional 1,000 employees, of which 400 are direct employees and 600 are indirect employees.

The adjustments of $8 million reflect: (i) $7 million of reversals of accruals no longer needed and (ii) $1 million of foreign currency translation adjustments.

During the six months ended July 3, 2010, approximately 700 employees, of which 200 were direct employees and 500 were indirect employees, were separated from the Company. The $35 million used reflects cash payments to these separated employees. The remaining accrual of $26 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 3, 2010, is expected to be paid, generally, within one year to: (i) severed employees who have already begun to receive payments, and (ii) approximately 700 employees to be separated in 2010.

2009 Charges

During the first half of 2009, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans, with the majority of the impact in the Mobile Devices segment. The employees affected were located in all regions.

During the first half of 2009, the Company recorded net reorganization of business charges of $176 million, including $38 million of charges in Costs of sales and $138 million of charges under Other charges in the Company’s condensed combined statements of operations. Included in the aggregate $176 million are charges of $162 million for employee separation costs, $22 million for exit costs and $18 million for fixed asset impairment charges, partially offset by $26 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

July 4, 2009	Six Months Ended
Mobile Devices	$160
Home	16

$176

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2009 to July 4, 2009:

	Accruals at January 1, 2009	Additional Charges	Adjustments	Amount Used	Accruals at July 4, 2009
Exit costs	$63	$22	$(6)	$(36)	$43
Employee separation costs	103	162	(18)	(178)	69

	$166	$184	$(24)	$(214)	$112

Exit Costs

At January 1, 2009, the Company had an accrual of $63 million for exit costs attributable to lease terminations. The additional charges of $22 million during the first half of 2009 are primarily related to the exit of leased facilities and contractual termination costs, both within the Mobile Devices segment. The adjustments of $6 million reflect $7 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $36 million used reflects cash payments. The remaining accrual of $43 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 4, 2009, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2009, the Company had an accrual of $103 million for employee separation costs, representing the severance costs for approximately 1,600 employees. The additional charges of $162 million during the first half of 2009 represent severance costs for approximately an additional 4,700 employees, of which 1,700 are direct employees and 3,000 are indirect employees.

The adjustments of $18 million reflect $19 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments.

During the six months ended July 4, 2009, approximately 5,800 employees, of which 2,600 were direct employees and 3,200 were indirect employees, were separated from the Company. The $178 million used reflects cash payments to these separated employees. The remaining accrual of $69 million, which was included in Accrued liabilities in the Company’s condensed combined balance sheet at July 4, 2009, was expected to be paid to approximately 400 separated employees.

Liquidity and Capital Resources

Overview of Liquidity

Motorola, Inc. expects to fund Motorola Mobility at the time of the distribution with $3.5 billion of cash and cash equivalents. The amount to be funded is only an estimate at this time. The actual amount ultimately funded to Motorola Mobility by Motorola, Inc. will be determined by the Motorola, Inc. Board of Directors prior to the separation. Of the amount of the expected capitalization, approximately $[—] billion is expected to be held in the U.S. and approximately $[—] billion is expected to be held by the Company or its subsidiaries in other countries. Following the separation, we expect to fund our ongoing operations, working capital, capital expenditures and strategic investments through cash flow from operations, and our available cash and cash equivalents. Following the separation, Motorola Mobility expects to invest its cash primarily in short-term government, agency and government-sponsored enterprise obligations, diversified short-term bank deposits and money market funds.

Our ability to obtain standby letters of credit, performance bonds, surety bonds (collectively referred to as “Letters of Credit”), credit facilities, and foreign exchange lines primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, and certain external factors, including the overall capacity of Letters of Credit and foreign exchange markets. Financial institutions providing these instruments consider such factors in relationship to their underwriting/credit standards, which may change from time to time. As a standalone company it may be more difficult and more costly for us to obtain such instruments.

Cash and Cash Equivalents

Motorola, Inc. primarily uses a worldwide, centralized approach to cash management in which cash accounts are principally consolidated on a daily basis. The financing of the Company’s operations and the related activity between the Company and Motorola, Inc. is reflected as business equity transactions in Owner’s net investment in our condensed combined balance sheets. Therefore, the Company has recorded no cash or cash equivalents on its combined balance sheet.

As highlighted in the combined statements of cash flows, the Company’s liquidity and available capital resources are impacted by three key components: (i) operating activities, (ii) investing activities, and (iii) financing activities.

Operating Activities

The net cash generated from operating activities in the first half of 2010 was $57 million, compared to $1.3 billion of cash used for operating activities in the first half of 2009. The primary contributors to the net cash generation in the first half of 2010 were: (i) a $79 million decrease in other current assets, (ii) a $60 million decrease in net inventories, (iii) net earnings (adjusted for non-cash items) of $53 million, which included the receipt of $175 million in cash related to a legal settlement, and (iv) a $51 million decrease in net accounts receivable, partially offset by: (i) a $97 million net increase in other assets and liabilities, and (ii) an $89 million decrease in accounts payable and accrued liabilities. The primary contributors to the net cash used in the first half of 2009 were: (i) a $1.3 billion decrease in accounts payable and accrued liabilities, (ii) the net loss (adjusted for non-cash items) of $674 million, and (iii) a $171 million increase in net accounts receivable, partially offset by an $806 million decrease in net inventories.

Accounts Receivable: The Company’s net accounts receivable were $1.3 billion at both July 3, 2010 and December 31, 2009. Compared to December 31, 2009, net accounts receivable at July 3, 2010 were lower for the Mobile Devices segment and higher for the Home segment. The Company’s businesses sell their products in a variety of markets throughout the world and payment terms can vary by market type and geographic location. Accordingly, the Company’s levels of net accounts receivable can be impacted by the timing and level of sales that are made by its various businesses and by the geographic locations in which those sales are made.

As further described below under “Sales of Receivables,” from time to time, Motorola, Inc. elects to sell accounts receivable to third-parties, and the Company’s accounts receivable are sold in this program. The Company’s levels of net accounts receivable can be impacted by the timing and amount of such sales, which can vary by period and can be impacted by numerous factors.

Inventories: The Company’s net inventories were $629 million at July 3, 2010, compared to $688 million at December 31, 2009. The decrease in the Company’s net inventories was reflective of a substantial decrease in net inventory in the Mobile Devices segment, partially offset by increased net inventory in the Home segment. The substantial decrease in net inventory in the Mobile Devices segment was due to supply-chain efficiencies and lower revenues. Inventory management continues to be an area of focus as the Company balances the need to maintain strategic inventory levels to ensure delivery to its customers against the risk of inventory excess and obsolescence due to rapidly changing technology and customer demand.

Accounts Payable: The Company’s accounts payable were $1.3 billion at July 3, 2010, compared to $1.4 billion at December 31, 2009. Accounts payable decreased in both segments. The Company buys products in a variety of markets throughout the world and payment terms can vary by market type and geographic location. Accordingly, the Company’s levels of accounts payable can be impacted by the timing and level of purchases made by its various businesses and by the geographic locations in which those purchases are made.

Reorganization of Businesses: The Company has implemented reorganization of businesses plans. Cash payments for exit costs and employee separations in connection with a number of these plans were $50 million in the first half of 2010, as compared to $214 million in the first half of 2009. Of the $47 million reorganization of businesses accrual at July 3, 2010, $26 million relates to employee separation costs and is expected to be paid over the remainder of 2010. The remaining $21 million in accruals relate to lease termination obligations that are expected to be paid over a number of years.

Investing Activities

Net cash used for investing activities was $56 million in the first half of 2010, compared to net cash used of $44 million in the first half of 2009. The $12 million increase in net cash used for investing activities was primarily due to the absence of net cash received from the sales of short-term investments in the first half of 2010, compared to receiving $15 million during the first half of 2009.

Strategic Acquisitions and Investments: The Company used $20 million of net cash for acquisitions and new investment activities in the first half of 2010, compared to net cash used of $13 million in the first half of 2009. The cash used in the first half of both 2010 and 2009 was for small strategic acquisitions and investments across the Company.

Capital Expenditures: Capital expenditures were $42 million in the first half of 2010, compared to $33 million in the first half of 2009. The Company’s emphasis in making capital expenditures is to focus on strategic investments driven by customer demand, new design capability and process improvements, including IT systems.

Sales of Investments and Business: The Company received $5 million of net cash from the sales of investments and business in the first half of 2010, compared to using net cash of $16 million in the first half of 2009. The $5 million in proceeds in the first half of 2010 was primarily comprised of net proceeds received in connection with the sales of certain equity investments. The $16 million in net cash used in the first half of 2009 was primarily related to a business which was sold net of cash included in the business, partially offset by net proceeds received in connection with the sale of certain equity investments.

Investments: The Company views its investments as an additional source of liquidity. The majority of these securities are available-for-sale and cost-method investments in technology companies. The fair market values of these securities are subject to substantial price volatility. In addition, the realizable values of these securities are subject to market and other conditions. At July 3, 2010, the Company’s available-for-sale equity securities portfolio had an approximate fair market value of $22 million, comprised of a cost basis of $7 million and a net unrealized gain of $15 million. At December 31, 2009, the Company’s available-for-sale equity securities portfolio had an approximate fair market value of $21 million, comprised of a cost basis of $7 million and a net unrealized gain of $14 million. The Company’s available-for-sale investments are included in Investments in the Company’s condensed combined balance sheets.

Financing Activities

Net cash used for financing activities was $28 million in the first half of 2010, compared to $1.4 billion of net cash provided in the first half of 2009. Cash used for financing activities in the first half of 2010 and cash provided by financing activities in the first half of 2009 were due to the net cash transfers to/from Motorola, Inc.

Motorola, Inc. primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola, Inc. reflected as equity transactions in Owner’s net investment in the Company’s condensed combined balance sheets. When necessary, Motorola, Inc. has provided the Company funds for its operating cash needs. The Company’s funds in excess of working capital needs have been advanced to Motorola, Inc. Intercompany accounts are maintained for such borrowings that occur between the Company’s operations and Motorola, Inc. Types of intercompany transactions between the Company and Motorola, Inc. include: (i) cash deposits from the Company’s businesses which are transferred to Motorola, Inc. on a regular basis, (ii) cash borrowings from Motorola, Inc. used to fund operations, capital expenditures or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of Motorola, Inc.’s corporate expenses described elsewhere in this Information Statement. For purposes of the condensed combined statements of cash flows, the Company reflects intercompany activity as a financing activity. The net cash transferred to Motorola, Inc. was $28 million in the first half of 2010, compared to receiving net cash of $1.4 billion in the first half of 2009.

Sales of Receivables

Motorola, Inc. sells accounts receivable generated from its business units to third-parties in transactions that qualify as “true-sales.” The Company’s businesses currently participate in this activity by transferring certain of their accounts receivable balances to Motorola, Inc. For the first half of both 2010 and 2009, total accounts receivable sold by the Company were $230 million and $407 million, respectively. As of July 3, 2010 and December 31, 2009, there were $24 million and $71 million, respectively, of receivables outstanding under these programs for which Motorola, Inc. retained servicing obligations.

Future Financing Activities

Our primary future cash needs on a recurring basis will be cash for general corporate purposes, including operations, working capital, capital expenditures and strategic investments. Our ability to fund these needs will depend in part on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

For at least the next 12 months, the Company expects to have sufficient liquidity and capital resources arising from the cash generated by the Company’s ongoing operations and from the cash and cash equivalents to be transferred to the Company from Motorola, Inc. at separation in order to meet its cash needs. Thereafter, the Company expects to have sufficient liquidity and capital resources arising from the cash generated by the Company’s ongoing operations. At this time, the Company and Motorola, Inc. have estimated $3.5 billion of cash and cash equivalents will be transferred to the Company at separation.

If our cash flows from operations are less than we expect, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the distribution will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets, and (iii) the current state of the economy, including the telecommunications and cable industries. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all.

Other Contingencies

Potential Contractual Damage Claims in Excess of Underlying Contract Value: In certain circumstances, our businesses may enter into contracts with customers pursuant to which the damages that could be claimed by the other party for failed performance might exceed the revenue Motorola Mobility receives from the contract. Contracts with these types of uncapped damage provisions are not common practice, but individual contracts could still represent meaningful risk. There is a possibility that a damage claim by a counterparty to one of these contracts could result in expenses to Motorola Mobility that are far in excess of the revenue received from the counterparty in connection with the contract.

Indemnification Provisions: In addition, Motorola Mobility may provide indemnifications for losses that result from the breach of general warranties contained in certain commercial, intellectual property and divestiture agreements. Historically, Motorola Mobility has not made significant payments under these agreements, nor have there been significant claims asserted against Motorola Mobility. However, there is an increasing risk in relation to intellectual property indemnities given the current legal climate. In indemnification cases, payment by Motorola Mobility is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow Motorola Mobility to challenge the other party’s claims. Further, Motorola Mobility’s obligations under these agreements for indemnification based on breach of representations and warranties are generally limited in terms of duration, typically not more than 24 months, and for amounts not in excess of the contract value, except with respect to certain intellectual property infringement claims and in some instances Motorola Mobility may have recourse against third-parties for certain payments made by Motorola Mobility.

Under the Master Separation and Distribution Agreement, our Company and each of our subsidiaries that receives assets or assumes liabilities in connection with the contribution and separation will indemnify Motorola, Inc. and its representatives and affiliates from all losses (other than losses relating to tax matters, certain employment matters and certain intellectual property matters, such matters being addressed in other agreements referenced in the Master Separation and Distribution Agreement), whether such losses arise or occur prior to, on or after the Distribution, suffered by Motorola, Inc. or its representatives or affiliates arising out of or due to any of the following:

•	The operation of our business;

•

Our failure to pay, perform or otherwise properly discharge any liabilities assumed by us, including liabilities arising out of or relating to our businesses or assets whether such liabilities arise or accrue prior to, on or after the Distribution Date, including certain specified litigation matters;

•

Any breach by us or our affiliates of the Master Separation and Distribution Agreement or any of the ancillary agreements referred to in the Master Separation and Distribution Agreement (such as the Intellectual Property Agreements, the Trademark License Agreement, the Tax Sharing Agreement, and the Employee Matters Agreement); and

•

Any untrue statement or alleged untrue statement of a material fact contained in the Form 10, any amendment thereof or this Information Statement or any omission or alleged omission to state a material fact necessary to make the statements in the Form 10, any amendment thereof or this Information Statement, in light of the circumstances under which they were made, not misleading (other than damages due to the Form 10 Information described below).

Motorola, Inc. and each of Motorola, Inc.’s affiliates that transfers assets to us in connection with the contribution and separation will indemnify our company and our representatives and affiliates from any and all losses (other than losses relating to tax matters, certain employment matters, and certain intellectual property matters, such matters being addressed in other agreements referenced in the Master Separation and Distribution Agreement) suffered by our company or our representatives or affiliates arising out of or due to any of the following:

•	Failure to pay, perform or otherwise properly discharge any liabilities of Motorola, Inc. and its affiliates other than liabilities allocated to us;

•	The business of Motorola, Inc. and any liabilities of Motorola, Inc. which are not allocated to us;

•	Any breach by Motorola, Inc. or its affiliates of the Master Separation and Distribution Agreement or any of the ancillary agreements; and

•

Any untrue statement or alleged untrue statement of a material fact contained in the Form 10, any amendment thereof or this Information Statement or any omission or alleged omission to state a material fact necessary to make the statements in the Form 10, any amendment thereof or this Information Statement, in light of the circumstances under which they were made, not misleading, but only to the extent that such damages are caused by any such untrue statement or omission or alleged untrue statement or omission that arises out of certain specified information.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification, and no party will be liable to any other party for any special, incidental, indirect, consequential or punitive damages or lost profits other than as a reimbursement for such amounts paid to an unrelated party.

Legal Matters: The Company is involved in various lawsuits, claims and investigations arising in the normal course of business and relating to our business. The Company will assume the defense and/or liability for such cases from Motorola, Inc. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on Motorola Mobility’s combined financial position, liquidity or results of operations. However, an unfavorable resolution could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved. See “Business—Legal Proceedings” for more details.

Years Ended December 31, 2009, 2008 and 2007

Combined Business Results

	Years Ended December 31
(Dollars in millions)	2009	% of Revenue	2008	% of Revenues	2007	% of Revenues
Net revenues	$11,050		$17,099		$23,373
Costs of sales	8,897	80.5%	14,280	83.5%	18,890	80.8%

Gross margin	2,153	19.5%	2,819	16.5%	4,483	19.2%

Selling, general and administrative expenses	1,486	13.4%	2,218	12.9%	2,753	11.8%
Research and development expenditures	1,591	14.4%	2,358	13.8%	2,550	10.9%
Other charges	287	2.6%	283	1.7%	311	1.3%

Operating loss	(1,211)	(10.9)%	(2,040)	(11.9)%	(1,131)	(4.8)%

Other income (expense):
Interest income (expense), net	(41)	(0.4)%	28	0.2%	32	0.1%
Gains (losses) on sales of investments and business, net	(34)	(0.3)%	11	0.1%	2	0.0%
Other, net	(49)	(0.5)%	64	0.3%	18	0.1%

Total other income (expense)	(124)	(1.2)%	103	0.6%	52	0.2%

Loss before income taxes	(1,335)	(12.1)%	(1,937)	(11.3)%	(1,079)	(4.6)%
Income tax expense (benefit)	—	0.0%	1,035	6.1%	(431)	(1.8)%

Net loss	(1,335)	(12.1)%	(2,972)	(17.4)%	(648)	(2.8)%
Less: Earnings (loss) attributable to non-controlling interests	7	0.0%	(3)	(0.0)%	8	0.0%

Net loss attributable to Motorola Mobility Holdings, Inc.	$(1,342)	(12.1)%	$(2,969)	(17.4)%	$(656)	(2.8)%

Geographic market revenues measured by the locale of the end customer as a percent of total net revenues for 2009, 2008 and 2007 are as follows:

Geographic Market Revenues by Locale of End Customer

	2009	2008	2007
United States	63%	53%	53%
Latin America	16	21	16
Asia, excluding China	6	7	8
China	6	5	6
Europe	5	8	11
Other markets	4	6	6

	100%	100%	100%

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Revenues

Net revenues were $11.1 billion in 2009, down 35% compared to net revenues of $17.1 billion in 2008. The decrease in net revenues reflects: (i) a $5.0 billion, or 41%, decrease in net revenues in the Mobile Devices segment, and (ii) a $1.0 billion, or 21%, decrease in net revenues in the Home segment. The 41% decrease in net revenues in the Mobile Devices segment was primarily driven by a 45% decrease in unit shipments, partially offset by an 8% increase in ASP. The 21% decrease in net revenues in the Home segment was primarily driven by a 24% decrease in net revenues of set-top boxes, reflecting: (i) an 18% decrease in unit shipments of set-top boxes, primarily due to lower shipments to large cable and telecommunications operators in North America as a result of macroeconomic conditions, and (ii) a lower ASP due to an unfavorable shift in product mix.

Gross Margin

Gross margin was $2.2 billion, or 19.5% of net revenues, in 2009, compared to $2.8 billion, or 16.5% of net revenues, in 2008. Gross margin decreased in both segments. The decrease in gross margin in the Mobile Devices segment was primarily driven by the 41% decrease in net revenues, partially offset by: (i) supply chain efficiencies, primarily including lower excess inventory charges in 2009 than in 2008, when the charges included a $370 million charge due to a decision to consolidate software and silicon platforms, and (ii) the absence in 2009 of a comparable $150 million charge in 2008 related to settlement of a silicon purchase commitment. The decrease in gross margin in the Home segment was primarily driven by the 21% decrease in net revenues, as there was only a slight decline in margin percentage.

The increase in gross margin as a percentage of net revenues in 2009 compared to 2008 was primarily driven by an increase in gross margin percentage in the Mobile Devices segment, partially offset by a slight decrease in gross margin percentage in the Home segment. The Company’s overall gross margin as a percentage of net revenues can be impacted by the proportion of overall net revenues generated by its various businesses. In 2009, the proportion of overall revenues by our Mobile Devices business was smaller than in previous years. Since Mobile Devices generally has the lower gross margin percentage of the Company’s businesses, this positively impacted overall gross margin percentage in 2009.

Selling, General and Administrative Expenses

SG&A expenses decreased 33% to $1.5 billion, or 13.4% of net revenues, in 2009, compared to $2.2 billion, or 12.9% of net revenues, in 2008. SG&A expenses decreased in the Mobile Devices segment and increased in the Home segment. The decrease in SG&A expenses in the Mobile Devices segment was primarily driven by lower marketing expenses and savings from cost-reduction initiatives. The slight increase in SG&A expenses in the Home segment was primarily due to increased administrative expenses, partially offset by savings from cost-reduction initiatives. SG&A expenses as a percentage of net revenues increased in both segments.

Research and Development Expenditures

R&D expenditures decreased 32% to $1.6 billion, or 14.4% of net revenues, in 2009, compared to $2.4 billion, or 13.8% of net revenues, in 2008. R&D expenditures decreased in both segments, primarily due to savings from cost-reduction initiatives. R&D expenditures as a percentage of net revenues increased in both segments. The Company participates in very competitive industries with constant changes in technology and, accordingly, the Company continues to believe that a strong commitment to R&D is required to drive long-term growth.

Other Charges

The Company recorded net charges of $287 million in Other charges in 2009, compared to net charges of $283 million in 2008. The net charges in 2009 included: (i) $155 million of net reorganization of business charges included in Other charges, (ii) a $75 million charge related to a legal settlement, and (iii) $57 million of charges relating to the amortization of intangibles. The net charges in 2008 included: (i) $151 million of net reorganization of business charges included in Other charges, (ii) $64 million of charges relating to the amortization of intangible assets, and (iii) $68 million of goodwill and other asset impairment charges. The net reorganization of business charges are discussed in further detail in the “Reorganization of Businesses” section included elsewhere within this Information Statement. The goodwill and other asset impairment charges are discussed in further detail in the “Valuation and Recoverability of Goodwill” and “Valuation and Recoverability of Long-Lived Assets” sections included elsewhere within this Information Statement.

Interest Income (Expense), Net

Net interest expense was $41 million in 2009, compared to net interest income of $28 million in 2008. Net interest expense in 2009 includes interest expense of $70 million, partially offset by interest income of $29 million. Net interest income in 2008 included interest income of $99 million, partially offset by interest expense of $71 million. Our interest expense primarily represents the amount allocated from Motorola, Inc. This allocation is based on the Company’s Total assets as a percentage of the respective Motorola, Inc. Total assets, less Cash and cash equivalents and Sigma Fund included in Motorola, Inc.’s consolidated balance sheets. Our interest expense as an independent, stand-alone company may be higher or lower than the amounts reflected above.

Gains (Losses) on Sales of Investments and Business, Net

Losses on sales of investments and business were $34 million in 2009, compared to gains of $11 million in 2008. In 2009, the net losses primarily relate to the sale of a business. In 2008, the net gains primarily related to sales of a number of the Company’s equity investments.

Other, net

Net expense classified as Other, as presented in Other income (expense), was $49 million in 2009, compared to net income of $64 million in 2008. The net expense in 2009 was primarily comprised of: (i) $45 million of foreign currency losses and (ii) $11 million of investment impairment charges. The net income in 2008 was primarily comprised of: (i) a $99 million curtailment gain associated with the decision to freeze benefit accruals for U.S. pension plans, and (ii) $56 million of gains related to the extinguishment of a liability, partially offset by: (i) $67 million of foreign currency losses, and (ii) $36 million of investment impairment charges.

Effective Tax Rate

The Company recorded a de minimis net tax expense in 2009, resulting in an effective tax rate of 0%, compared to $1.0 billion of net tax expense, resulting in a negative effective tax rate of 53%, in 2008. The Company’s effective tax rate in 2009 was less than the U.S. statutory tax rate of 35% primarily due to no net U.S. tax benefits being recorded on the Company’s U.S. losses due to the inability to recognize additional deferred tax assets. The Company’s effective tax rate in 2008 was less than the U.S. statutory tax rate of 35% primarily due to the recording of a $2.0 billion non-cash tax charge to establish full valuation allowances against the Company’s U.S., Brazil and China deferred tax assets, partially offset by a net reduction in unrecognized tax benefits.

The Company’s effective tax rate will change from period to period based on non-recurring events, such as the settlement of tax audits, changes in valuation allowances and the tax impact of significant unusual or extraordinary items, as well as recurring factors including changes in the geographic mix of income before taxes, the level of pre-tax income or losses and effects of various global income tax strategies.

Net Loss

The Company incurred a loss before income taxes of $1.3 billion in 2009, compared with a loss before income taxes of $1.9 billion in 2008. After taxes, and excluding Earnings (losses) attributable to non-controlling interests, the Company incurred a net loss of $1.3 billion in 2009, compared to a net loss of $3.0 billion in 2008.

The improvement in the loss before income taxes in 2009 compared to 2008 was primarily attributable to: (i) a $767 million decrease in R&D expenditures, and (ii) a $732 million decrease in SG&A expenses. These factors were partially offset by a $666 million decrease in gross margin.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Revenues

Net revenues were $17.1 billion in 2008, down 27% compared to net revenues of $23.4 billion in 2007. The decrease in net revenues reflected a $7.0 billion, or 36%, decrease in net revenues in the Mobile Devices segment, partially offset by a $681 million, or 16%, increase in net revenues in the Home segment. The 36% decrease in net revenues in the Mobile Devices segment was primarily driven by a 37% decrease in unit shipments. The 16% increase in net revenues in the Home segment was primarily driven by a 19% increase in unit shipments, partially offset by lower ASP due to product mix shift and pricing pressure.

Gross Margin

Gross margin was $2.8 billion, or 16.5% of net revenues, in 2008, compared to $4.5 billion, or 19.2% of net revenues, in 2007. The decrease in gross margin reflected lower gross margin in the Mobile Devices segment, partially offset by higher gross margin in the Home segment. The decrease in gross margin in the Mobile Devices segment was primarily driven by: (i) the 36% decrease in net revenues, (ii) supply chain inefficiencies, primarily including excess inventory charges of $370 million recorded in 2008 due to a decision to consolidate software and silicon platforms, and (iii) a $150 million charge recorded in 2008 related to the settlement of a silicon purchase commitment, partially offset by: (i) the absence in 2008 of a $277 million charge for a legal settlement recorded in 2007, and (ii) savings from supply chain cost-reduction activities. The increase in gross margin in the Home segment was primarily driven by the 16% increase in net revenues, partially offset by a lower margin percentage due to product mix shift and pricing pressures. Gross margin as a percentage of net revenues decreased in both segments.

Selling, General and Administrative Expenses

SG&A expenses decreased 19% to $2.2 billion, or 12.9% of net revenues, in 2008, compared to $2.8 billion, or 11.8% of net revenues, in 2007. SG&A expenses decreased in both segments. The decrease in SG&A expenses in the Mobile Devices segment was primarily driven by lower marketing expenses and savings from cost-reduction initiatives. The decrease in SG&A expenses in the Home segment were primarily due to savings from cost-reduction initiatives. SG&A expenses as a percentage of net revenues increased in the Mobile Devices segment and decreased in the Home segment.

Research and Development Expenditures

R&D expenditures decreased 7% to $2.4 billion, or 13.8% of net revenues, in 2008, compared to $2.6 billion, or 10.9% of net revenues, in 2007. R&D expenditures decreased in the Mobile Devices segment and increased in the Home segment. The decreases in R&D expenditures in the Mobile Devices segment were primarily due to savings from cost-reduction initiatives. The increases in R&D expenditures in the Home segment were primarily due to research and developmental engineering expenditures for new product development and investment in next-generation technologies. R&D expenditures as a percentage of net revenues increased in both segments.

Other Charges

The Company recorded net charges of $283 million in Other charges in 2008, compared to net charges of $311 million in 2007. The net charges in 2008 included: (i) $151 million of net reorganization of business charges included in Other charges, (ii) $64 million of charges relating to the amortization of intangible assets, and (iii) $68 million of goodwill and other asset impairment charges. The net charges in 2007 included: (i) $135 million of net reorganization of business charges included in Other charges, (ii) $88 million of charges relating to the amortization of intangibles, and (iii) $88 million of asset impairment charges. The goodwill and other asset impairment charges are discussed in further detail in the “Valuation and Recoverability of Goodwill”

and “Valuation and Recoverability of Long-Lived Assets” sections included elsewhere within this Information Statement. The net reorganization of business charges are discussed in further detail in the “Reorganization of Businesses” section included elsewhere within this Information Statement.

Interest Income, Net

Net interest income was $28 million in 2008, compared to net interest income of $32 million in 2007. Net interest income in 2008 included interest income of $99 million, partially offset by interest expense of $71 million. Net interest income in 2007 included interest income of $182 million, partially offset by interest expense of $150 million. Our interest expense primarily represents the amount allocated from Motorola, Inc. This allocation is based on the Company’s Total assets as a percentage of the respective Motorola, Inc. Total assets, less Cash and cash equivalents and Sigma Fund included in Motorola, Inc.’s consolidated balance sheets. Our interest expense as an independent, stand-alone company may be higher or lower than the amounts reflected above.

Gains (Losses) on Sales of Investments and Business, Net

Gains on sales of investments and business were $11 million in 2008, compared to $2 million in 2007. In both 2008 and 2007, the gains primarily related to sales of a number of the Company’s equity investments.

Other, net

Net income classified as Other, presented in Other income (expense), was $64 million in 2008, compared to net income of $18 million in 2007. The net income in 2008 was primarily comprised of: (i) a $99 million curtailment gain associated with the decision to freeze benefit accruals for U.S. pension plans, and (ii) $56 million of gains related to the extinguishment of a liability, partially offset by: (i) $67 million of foreign currency losses, and (ii) $36 million of investment impairment charges. The net income in 2007 was primarily comprised of $13 million of foreign currency gains.

Effective Tax Rate

The Company recorded $1.0 billion of net tax expense in 2008, resulting in a negative effective tax rate of 53%, compared to $431 million of net tax benefits, resulting in an effective tax rate of 40%, in 2007. The Company’s effective tax rate in 2008 was less than the U.S. statutory tax rate of 35% primarily due to the recording of a $2.0 billion non-cash tax charge to establish full valuation allowances against the Company’s U.S., Brazil and China deferred tax assets, partially offset by a net reduction in unrecognized tax benefits. The Company’s effective tax rate in 2007 was greater than the U.S. statutory tax rate of 35% primarily due to research credits and state tax benefits recorded upon the U.S. losses.

The Company’s effective tax rate will change from period to period based on non-recurring events, such as the settlement of tax audits, changes in valuation allowances and the tax impact of significant unusual or extraordinary items, as well as recurring factors including changes in the geographic mix of income before taxes, the level of pre-tax income or losses and effects of various global income tax strategies.

Net Loss

The Company incurred a loss before income taxes of $1.9 billion in 2008, compared with a loss before income taxes of $1.1 billion in 2007. After taxes, and excluding Earnings (losses) attributable to non-controlling interests, the Company incurred a net loss of $3.0 billion in 2008, compared to a net loss of $656 million in 2007. The increase in the after-tax loss is primarily attributable to the above items, as well as the establishment of a $2.0 billion deferred tax valuation allowance in 2008.

The increase in the loss before income taxes in 2008 compared to 2007 was primarily attributable to a $1.7 billion decrease in gross margin, partially offset by: (i) a $535 million decrease in SG&A expenses, and (ii) a $192 million decrease in R&D expenditures.

Segment Results

The following commentary should be read in conjunction with the financial results of each operating business segment as detailed in Note 12, “Information by Segment and Geographic Region,” to the Company’s combined financial statements as of and for the year ended December 31, 2009. Net revenues and operating results for the Company’s two operating business segments for 2009, 2008 and 2007 are presented below.

Mobile Devices Segment

The Mobile Devices segment designs, manufactures, sells and services wireless mobile devices, including smartphones, with integrated software and accessory products, and licenses intellectual property. In 2009, the segment’s net revenues represented 65% of the Company’s combined net revenues, compared to 71% in 2008 and 82% in 2007.

	Years Ended December 31			Percent Change
(Dollars in millions)	2009	2008	2007	2009—2008	2008—2007
Segment net revenues	$7,146	$12,187	$19,142	(41)%	(36)%
Operating loss	(1,222)	(2,391)	(1,451)	(49)%	65%

Year ended December 31, 2009 compared to year ended December 31, 2008

In 2009, the segment’s net revenues were $7.1 billion, a decrease of 41% compared to net revenues of $12.2 billion in 2008. The segment’s net revenues were negatively impacted by reduced product offerings in large market segments, particularly 3G products, including smartphones, and the segment’s limited product offerings in very low-tier products. The 41% decrease in net revenues was primarily driven by a 45% decrease in unit shipments, partially offset by an 8% increase in ASP. On a geographic basis, net revenues decreased substantially in Latin America, EMEA and Asia and, to a lesser extent, decreased in North America.

The segment incurred an operating loss of $1.2 billion in 2009, an improvement of 49% compared to an operating loss of $2.4 billion in 2008. The decrease in the operating loss was primarily due to decreases in: (i) SG&A expenses, primarily due to lower marketing expenses and savings from cost-reduction initiatives, (ii) R&D expenditures, reflecting savings from cost-reduction initiatives, (iii) supply chain efficiencies, primarily including lower excess inventory charges in 2009 than in 2008, when the charges included a $370 million charge due to a decision to consolidate software and silicon platforms, and (iv) the absence in 2009 of a comparable $150 million charge in 2008 related to settlement of a silicon purchase commitment, partially offset by a decrease in gross margin, driven by the 41% decrease in net revenues. As a percentage of net revenues in 2009 as compared to 2008, gross margin, SG&A expenses and R&D expenditures all increased.

The segment’s industry typically experiences short life cycles for new products. Therefore, it is vital to the segment’s success that new, compelling products are continually introduced. Accordingly, a strong commitment to R&D is required and, even amidst challenging global economic conditions, the segment expects to continue to make the appropriate investments to develop a differentiated product portfolio and fuel long-term growth.

The segment’s backlog (excluding any deferred revenue) was $409 million at December 31, 2009, compared to $290 million at December 31, 2008. This increase in backlog is primarily due to an increase in orders in North America, particularly for 3G products, including smartphones.

Unit shipments in 2009 were 55.1 million units, a 45% decrease compared to shipments of 100.1 million units in 2008. For the full year 2009, unit shipments decreased substantially in Latin America, EMEA and Asia and, to a lesser extent, decreased in North America. While the total unit shipments in the worldwide mobile device market decreased by approximately 6% in 2009, unit shipments by the segment decreased by a significantly higher percentage than the overall market.

In 2009, ASP increased approximately 8% compared to 2008. The overall increase in ASP was driven primarily by changes in the product tier and geographic mix of revenues, particularly in the fourth quarter of 2009 when the segment shipped approximately two million Android-powered smartphones. By comparison, ASP was flat in 2008. ASP is impacted by numerous factors, including product mix, geographic mix, market conditions and competitive product offerings, and ASP trends often vary over time.

The segment has several large customers located throughout the world. In 2009, aggregate net revenues to the segment’s five largest customers accounted for approximately 54% of the segment’s net revenues. Besides selling directly to carriers and operators, the segment also sells products through a variety of third-party distributors and retailers, which account for approximately 21% of the segment’s net revenues in 2009. The loss of any of the segment’s key customers could have a significant impact on the segment’s business.

Although the U.S. market continued to be the segment’s largest individual market, many of our customers, and 42% of the segment’s 2009 net revenues, were outside the U.S. In 2009, the largest of these international markets were Brazil, China, Mexico and Korea.

Year ended December 31, 2008 compared to year ended December 31, 2007

In 2008, the segment’s net revenues were $12.2 billion, a decrease of 36% compared to net revenues of $19.1 billion in 2007. The 36% decrease in net revenues was primarily driven by a 37% decrease in unit shipments. The segment’s net revenues were negatively impacted by the segment’s limited product offerings in critical market segments, particularly 3G products, including smartphones, as well as very low-tier products. In addition, the segment’s net revenues were impacted by the global economic downturn in the second half of 2008, which resulted in the slowing of end-user demand. On a geographic basis, net revenues decreased substantially in North America, EMEA and Asia and, to a lesser extent, decreased in Latin America.

The segment incurred an operating loss of $2.4 billion in 2008, compared to an operating loss of $1.5 billion in 2007. The increase in the operating loss was primarily due to a decrease in gross margin, driven by: (i) a 36% decrease in net revenues, (ii) supply chain inefficiencies, primarily including excess inventory charges of $370 million in 2008 due to a decision to consolidate software and silicon platforms, and (iii) a $150 million charge in 2008 related to the settlement of a silicon purchase commitment, partially offset by: (i) the absence in 2008 of a $277 million charge for a legal settlement recorded in 2007, and (ii) savings from supply chain cost-reduction initiatives. The decrease in gross margin was partially offset by decreases in: (i) SG&A expenses, primarily due to lower marketing expenses and savings from cost-reduction initiatives, and (ii) R&D expenditures, reflecting savings from cost-reduction initiatives. As a percentage of net revenues in 2008 as compared to 2007, R&D and SG&A expenses increased and gross margin decreased.

The segment’s backlog (excluding deferred revenues) was $290 million at December 31, 2008, compared to $647 million at December 31, 2007. This decrease in backlog is primarily due to a decline in customer demand, primarily driven by the segment’s limited product portfolio, as well as the global economic downturn.

Unit shipments in 2008 were 100.1 million units, a 37% decrease compared to shipments of 159.1 million units in 2007. For the full year 2008, unit shipments decreased substantially in North America, EMEA and Asia and, to a lesser extent, decreased in Latin America. Although unit shipments by the segment decreased in 2008, total unit shipments in the worldwide mobile device market increased by approximately 5%.

In 2008, ASP was flat compared to 2007. By comparison, ASP decreased approximately 9% in 2007.

The segment has several large customers located throughout the world. In 2008, aggregate net revenues to the segment’s five largest customers accounted for approximately 40% of the segment’s net revenues. Besides selling directly to carriers and operators, the segment also sells products through a variety of third-party distributors and retailers, which accounted for approximately 24% of the segment’s net revenues in 2008.

Although the U.S. market continued to be the segment’s largest individual market, many of our customers, and 56% of the segment’s 2008 net revenues, were outside the U.S. In 2008, the largest of these international markets were Brazil, China and Mexico.

As the segment’s revenue transactions are largely denominated in local currencies, we are impacted by the weakening in the value of these local currencies against the U.S. dollar. A number of our more significant international markets, particularly in Latin America, were impacted by this trend in late 2008.

Home Segment

The Home segment designs, manufactures, sells, installs and services set-top boxes for digital video, IP video, satellite and terrestrial broadcast networks, end-to-end digital video and IPTV distribution systems, broadband access network infrastructure platforms, and associated data and voice customer premises equipment and associated software solutions to cable TV and telecommunication service providers. In 2009, the segment’s net revenues represented 35% of the Company’s combined net revenues, compared to 29% in 2008 and 18% in 2007.

	Years Ended December 31			Percent Change
(Dollars in millions)	2009	2008	2007	2009—2008	2008—2007
Segment net revenues	$3,904	$4,912	$4,231	(21)%	16%
Operating earnings	11	351	320	(97)%	10%

Year ended December 31, 2009 compared to December 31, 2008

In 2009, the segment’s net revenues were $3.9 billion, a decrease of 21% compared to net revenues of $4.9 billion in 2008. The 21% decrease in net revenues in the Home business was primarily driven by: (i) an 18% decrease in shipments of set-top boxes, primarily due to lower shipments to large cable and telecommunications operators in North America as a result of macroeconomic conditions, and (ii) a lower ASP due to an unfavorable shift in product mix.

Net revenues from SD set-top boxes and HD set-top boxes decreased significantly, primarily due to lower shipments to large telecommunication and cable operators in North America as a result of lower demand. The decrease in unit shipments of SD and HD set-top boxes was partially offset by (i) an increase in HD/digital video recording (together, “HD/DVR”) unit shipments due to increased demand for DVR capabilities, and (ii) an increase in IP based set-top boxes.

On a geographic basis, the 21% decrease in net revenues was primarily driven by lower net revenues in North America and Latin America, and higher net revenues in EMEA and Asia. Net revenues in North America accounted for approximately 78% of the segment’s total net revenues in 2009, compared to approximately 81% of the segment’s total net revenues in 2008.

The segment had operating earnings of $11 million in 2009, a decrease of 97% compared to operating earnings of $351 million in 2008. The decrease in operating earnings was primarily due to: (i) a decrease in gross margin, driven by the 21% decrease in net revenues, and (ii) a $75 million charge related to a legal settlement. These factors were partially offset by a decrease in R&D expenditures, reflecting savings from cost-reduction initiatives. As a percentage of net revenues in 2009 as compared to 2008, gross margin decreased slightly and SG&A expenses and R&D expenditures increased.

The segment is dependent upon a small number of customers for a significant portion of its revenues. In 2009, revenues to the segment’s top five customers represented approximately 54% of the segment’s net revenues. The loss of one of these major customers could have a significant impact on the segment’s business. The segment’s backlog was $378 million at December 31, 2009, compared to $431 million at December 31, 2008.

In the Home business, demand for the segment’s products depends primarily on the level of capital spending by cable and telecommunication customers for constructing, rebuilding or upgrading their communications systems, and for offering advanced services. In 2009, our digital video customers in North America decreased their purchases of the segment’s products and services, primarily driven by the difficult macroeconomic conditions that forced them to reduce their capital expenditures. The reduction in purchases was also driven by the introduction of low-end digital adapters by us and our competitors.

Year ended December 31, 2008 compared to year ended December 31, 2007

In 2008, the segment’s net revenues were $4.9 billion, an increase of 16% compared to net revenues of $4.2 billion in 2007. The 16% increase in net revenues in the Home business was primarily driven by a 17% increase in net revenues of set-top boxes, reflecting a 19% increase in unit shipments, partially offset by lower ASP due to product mix shift and pricing pressure. Also contributing to the increase in revenue was higher net revenues from video infrastructure equipment.

Net revenues from IP set-top boxes and HD/DVR set-top boxes increased significantly, primarily due to higher shipments to several large telecommunication and cable operators in North America as a result of increased demand. The increase in unit shipments of IP and HD/DVR set-top boxes was partially offset by a decrease in SD set-top boxes.

On a geographic basis, the 16% increase in net revenues was driven by higher net revenues in all regions. Net revenues in North America accounted for approximately 81% of the segment’s total net revenues in 2008, compared to approximately 83% of the segment’s total net revenues in 2007.

The segment had operating earnings of $351 million in 2008, an increase of 10% compared to operating earnings of $320 million in 2007. The increase in operating earnings was primarily due to an increase in gross margin, driven by the 16% increase in net revenues, partially offset by an increase in R&D expenditures due to higher spending on new product development and investment in next-generation technologies. As a percentage of net revenues in 2008 as compared to 2007, gross margin and SG&A expenses decreased and R&D expenditures increased.

In 2008, revenues to the segment’s top five customers represented approximately 58% of the segment’s net revenues. The segment’s backlog was $431 million at December 31, 2008, compared to $515 million at December  31, 2007.

Reorganization of Businesses

Motorola, Inc. maintains a formal Involuntary Severance Plan (the “Severance Plan”), which permits the Company to offer eligible employees severance benefits based on years of service and employment grade level in the event that employment is involuntarily terminated as a result of a reduction-in-force or restructuring. Effective August 1, 2009, Motorola, Inc. amended and restated the Severance Plan. Under the amended Severance Plan, severance benefits will be paid in bi-weekly installments to impacted employees rather than in lump sum payments. The Company recognizes termination benefits based on formulas per the Severance Plan at the point in time that future settlement is probable and can be reasonably estimated based on estimates prepared at the time a restructuring plan is approved by management. Exit costs consist of future minimum lease payments on vacated facilities and other contractual terminations. At each reporting date, the Company evaluates its accruals for employee separation and exit costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. In these cases, the Company reverses accruals through the combined statements of operations where the original charges were recorded when it is determined they are no longer needed. Motorola Mobility expects to have a similar involuntary Severance Plan after separation.

2009 Charges

During 2009, in light of the macroeconomic decline that adversely affected revenues, the Company continued to implement various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments are impacted by these plans, with the majority of the impact in the Mobile Devices segment. The employees affected are located in all geographic regions.

During 2009, the Company recorded net reorganization of business charges of $210 million, including $55 million of charges in Costs of sales and $155 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $210 million are charges of $206 million for employee separation costs, $28 million for exit costs and $20 million for fixed asset impairment charges, partially offset by $44 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

(Dollars in millions)	Year Ended December 31, 2009
Mobile Devices	$192
Home	18

$210

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2009 to December 31, 2009:

(Dollars in millions)	Accruals at January 1, 2009	Additional Charges	Adjustments	Amount Used	Accruals at December 31, 2009
Exit costs	$63	$28	$(8)	$(44)	$39
Employee separation costs	103	206	(32)	(244)	33

	$166	$234	$(40)	$(288)	$72

Exit Costs

At January 1, 2009, the Company had an accrual of $63 million for exit costs attributable to lease terminations. The additional 2009 charges of $28 million are primarily related to the exit of leased facilities and contractual termination costs. The adjustments of $8 million reflect $9 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $44 million used in 2009 reflects cash payments. The remaining accrual of $39 million, which is included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2009, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2009, the Company had an accrual of $103 million for employee separation costs, representing the severance costs for approximately 1,600 employees. The additional 2009 charges of $206 million represent severance costs for approximately an additional 6,300 employees, of which 2,600 are direct employees and 3,700 are indirect employees.

The adjustments of $32 million reflect $35 million of reversals of accruals no longer needed, partially offset by $3 million of foreign currency translation adjustments.

During 2009, approximately 7,600 employees, of which 3,500 were direct employees and 4,100 were indirect employees, were separated from the Company. The $244 million used in 2009 reflects cash payments to these separated employees. The remaining accrual of $33 million, which is included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2009, is expected to be paid in 2010 to: (i) severed employees who began receiving payments in 2009, and (ii) approximately 300 employees who will begin receiving payments in 2010.

2008 Charges

During 2008, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans, with the majority of the impact in the Mobile Devices segment. The employees affected were located in all regions.

During 2008, the Company recorded net reorganization of business charges of $229 million, including $78 million of charges in Costs of sales and $151 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $229 million were charges of $195 million for employee separation costs, $65 million for exit costs and $3 million for fixed asset impairment charges, partially offset by $34 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

(Dollars in millions)	Year Ended December 31, 2008
Mobile Devices	$208
Home	21

$229

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2008 to December 31, 2008:

(Dollars in millions)	Accruals at January 1, 2008	Additional Charges	Adjustments	Amount Used	Accruals at December 31, 2008
Exit costs	$1	$65	$2	$(5)	$63
Employee separation costs	102	195	(33)	(161)	$103

	$103	$260	$(31)	$(166)	$166

Exit Costs

At January 1, 2008, the Company had an accrual of $1 million for exit costs attributable to lease terminations. The 2008 additional charges of $65 million were primarily related to: (i) the exit of leased facilities in the United Kingdom by the Mobile Devices segment, and (ii) the exit of leased facilities in Mexico by the Home segment. The adjustments of $2 million primarily reflect foreign currency translation adjustments. The $5 million used in 2008 reflects cash payments. The remaining accrual of $63 million, which was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2008, represents future cash payments, primarily for lease termination obligations, that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2008, the Company had an accrual of $102 million for employee separation costs, representing the severance costs for approximately 1,400 employees. The additional 2008 charges of $195 million represent severance costs for approximately an additional 4,600 employees, of which 2,200 were direct employees and 2,400 were indirect employees.

The adjustments of $33 million reflect $34 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $34 million of reversals represent previously accrued costs for approximately 300 employees.

During 2008, approximately 4,100 employees, of which 2,200 were direct employees and 1,900 were indirect employees, were separated from the Company. The $161 million used in 2008 reflects cash payments to these separated employees. The remaining accrual of $103 million was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2008.

2007 Charges

During 2007, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans, with the majority of the impact in the Mobile Devices segment.

During 2007, the Company recorded net reorganization of business charges of $202 million, including $67 million of charges in Costs of sales and $135 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $202 million were charges of $200 million for employee separation costs, $39 million for fixed asset impairment charges and $1 million for exit costs, partially offset by $38 million of reversals for accruals no longer needed.

The following table displays the net reorganization of business charges by segment:

(Dollars in millions)	Year Ended December 31, 2007
Mobile Devices	$229
Home	(27)

$202

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2007 to December 31, 2007:

(Dollars in millions)	Accruals at January 1, 2007	Additional Charges	Adjustments	Amount Used	Accruals at December 31, 2007
Exit costs	$—	$1	$—	$—	$1
Employee separation costs	38	200	(38)	(98)	102

	$38	$201	$(38)	$(98)	$103

Exit Costs

At January 1, 2007, the Company had no material accruals for exit costs attributable to lease terminations. The 2007 charges of $1 million were primarily related to the exit of certain activities and leased facilities. No material accruals were used in 2007 for cash payments. The remaining accrual of $1 million, which was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2007, represents future cash payments for lease termination obligations, that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2007, the Company had an accrual of $38 million for employee separation costs, representing the severance costs for approximately 1,700 employees. The additional 2007 charges of $200 million represent severance costs for approximately 3,500 employees, of which 2,100 were direct employees and 1,400 were indirect employees.

The adjustments of $38 million reflect reversals of accruals no longer needed. The reversals represent previously accrued costs for 900 employees, and primarily relates to a strategic change regarding a plant closure and specific employees previously identified for separation who resigned from the Company and did not receive severance or who were redeployed due to circumstances not foreseen when the original plans were approved.

During 2007, approximately 2,900 employees, of which 1,300 were direct employees and 1,600 were indirect employees, were separated from the Company. The $98 million used in 2007 reflects cash payments to these separated employees. The remaining accrual of $102 million was included in Accrued liabilities in the Company’s combined balance sheet at December  31, 2007.

Liquidity and Capital Resources

Cash and Cash Equivalents

Motorola, Inc. primarily uses a worldwide, centralized approach to cash management in which cash accounts are principally consolidated on a daily basis. The financing of the Company’s operations and the related activity between the Company and Motorola, Inc. is reflected as business equity transactions in Owner’s net investment in the combined balance sheets. Therefore, the Company has recorded no cash or cash equivalents on its combined balance sheets.

Operating Activities

The net cash used for operating activities in 2009 was $1.1 billion, compared to $1.2 billion used in 2008, and $57 million provided in 2007. The primary contributors to net cash used for operating activities in 2009 were: (i) a $1.4 billion decrease in accounts payable and accrued liabilities, and (ii) the net loss (adjusted for non-cash items) of $933 million, partially offset by: (i) a $1.2 billion decrease in net inventories, and (ii) a $102 million net decrease in other assets and liabilities. The primary contributors to the net cash used in 2008 were: (i) a $1.9 billion decrease in accounts payable and accrued liabilities, (ii) the net loss (adjusted for non-cash items) of $987 million, and (iii) a $658 million net increase in other assets and liabilities, partially offset by: (i) a $1.7 billion decrease in net accounts receivable, and (ii) a $686 million decrease in other current assets.

Accounts Receivable: The Company’s net accounts receivable were $1.3 billion at both December 31, 2009 and 2008. Despite a 35% reduction in net revenues in 2009 compared to 2008, the accounts receivable balance remained flat due to lower volumes of accounts receivable sold in 2009 compared to 2008. Compared to December 31, 2008, net accounts receivable at December 31, 2009 were higher for the Mobile Devices segment and lower for the Home segment. The Company’s businesses sell their products in a variety of markets throughout the world and payment terms can vary by market type and geographic location. Accordingly, the Company’s levels of net accounts receivable can be impacted by the timing and level of revenues that are made by its various businesses and by the geographic locations in which those sales are made.

As further described below under “Sales of Receivables,” from time to time, Motorola, Inc. elects to sell accounts receivable to third-parties, and the Company’s accounts receivable are sold in this program. The Company’s levels of net accounts receivable can be impacted by the timing and amount of such sales, which can vary by period and can be impacted by numerous factors.

Inventories: The Company’s net inventories were $688 million at December 31, 2009, compared to $1.8 billion at December 31, 2008. Net inventories decreased in both segments and decreased substantially in the Mobile Devices segment, primarily due to the Company’s focus on balancing its need to maintain strategic inventory levels to ensure competitive delivery performance to its customers against the risk of inventory excess and obsolescence due to rapidly changing technology and customer spending requirements. Inventory management continues to be an area of focus as the Company balances the need to maintain strategic inventory levels to ensure competitive delivery performance to its customers against the risk of inventory excess and obsolescence due to rapidly changing technology and customer spending requirements.

Accounts Payable: The Company’s accounts payable were $1.4 billion at December 31, 2009, compared to $2.1 billion at December 31, 2008. Accounts payable decreased in both segments. The Company buys products in a variety of markets throughout the world and payment terms can vary by market type and geographic location. Accordingly, the Company’s levels of accounts payable can be impacted by the timing and level of purchases made by its various businesses and by the geographic locations in which those purchases are made.

Reorganization of Businesses: The Company has implemented reorganization of businesses plans. Cash payments for exit costs and employee separations in connection with a number of these plans were $288 million in 2009, as compared to $166 million in 2008. Of the $72 million reorganization of businesses accrual at December 31, 2009, $33 million relates to employee separation costs and is expected to be paid in 2010. The remaining $39 million in accruals relate to lease termination obligations that are expected to be paid over a number of years.

Investing Activities

Net cash used for investing activities was $66 million in 2009, compared to net cash used of $143 million in 2008 and net cash used of $677 million in 2007. The $77 million decrease in net cash used for investing activities from 2008 to 2009 was primarily due to: (i) an $84 million decrease in cash used for capital expenditures, (ii) a $44 million reduction in net proceeds from sales of short-term investments, and (iii) a $52 million decrease in cash used for acquisitions and investments, partially offset by the absence of distributions from investments, of which the Company received $92 million in 2008.

Strategic Acquisitions and Investments: The Company used $21 million of net cash for acquisitions and new investment activities in 2009, compared to net cash used of $73 million in 2008 and net cash used of $519 million in 2007. The cash used in 2009 was for small strategic investments across the Company. During 2008, the Company: (i) acquired the assets related to digital cable set-top box products of Zhejiang Dahua Digital Technology Co., LTD. and Hangzhou Image Silicon, known collectively as Dahua Digital (part of the Home segment), and (ii) completed the acquisition of Soundbuzz Pte. Ltd. (part of the Mobile Devices segment). During 2007, the Company completed the acquisition of: (i) Netopia, Inc. for $183 million (part of the Home segment), (ii) Terayon Communications Systems for $137 million (part of the Home segment), (iii) Modulus Video, Inc. for $95 million (part of the Home segment), (iv) Leapstone Systems, Inc. for $82 million (part of the Home segment) and (v) Tut Systems, Inc. (part of the Home segment).

Capital Expenditures: Capital expenditures were $67 million in 2009, compared to $151 million in 2008 and $195 million in 2007. The Company’s emphasis in making capital expenditures is to focus on strategic investments driven by customer demand and new design capability. The decline in the capital expenditures from 2007 is reflective of the decline in the level of the business over the time period.

Sales of Investments and Business: The Company distributed $14 million of net cash from the sales of investments and business in 2009, compared to receiving net cash proceeds of $7 million in 2008 and $5 million in 2007. The $14 million in net cash distributed in 2009 was primarily related to a business which was sold at a loss, partially offset by net proceeds received in connection with the sale of certain equity investments. The $7 million and $5 million in net cash proceeds in 2008 and 2007, respectively, were primarily comprised of net proceeds received in connection with the sale of certain equity investments.

Short-Term Investments: At December 31, 2009, the Company had no short-term investments (which are highly-liquid fixed-income investments with an original maturity greater than three months but less than one year), compared to $29 million of short-term investments at December 31, 2008.

Investments: The Company views its investments as an additional source of liquidity. The majority of these securities are available-for-sale and cost-method investments in technology companies. The fair market values of these securities are subject to substantial price volatility. In addition, the realizable values of these securities are subject to market and other conditions. At December 31, 2009, the Company’s available-for-sale equity securities portfolio had an approximate fair market value of $21 million, comprised of a cost basis of $7 million and a net unrealized gain of $14 million. At December 31, 2008, the Company’s available-for-sale equity securities portfolio had an approximate fair market value of $19 million, comprised of a cost basis of $14 million and a net unrealized gain of $5 million. The Company’s available-for-sale investments are included in Investments in the Company’s combined balance sheets.

Financing Activities

Net cash provided by financing activities was $1.2 billion in 2009, compared to $1.3 billion in 2008 and $726 million in 2007. Cash provided by financing activities in 2009 and 2008 was due to the net cash provided by transfers from Motorola, Inc. Net cash provided by financing activities in 2007 was primarily due to the $764 million of net cash provided by transfers from Motorola, Inc., partially offset by $38 million of cash used for the repayment of debt acquired through certain acquisitions and the repayment of short-term borrowings.

Motorola, Inc. primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola, Inc. reflected as equity transactions in Owner’s net investment in the Company’s combined balance sheets. When necessary, Motorola, Inc. has provided the Company funds for its operating cash needs. The Company’s cash in excess of working capital needs have been advanced to Motorola, Inc. Intercompany accounts are maintained for such borrowings that occur between the Company’s operations and Motorola, Inc. Types of intercompany transactions between the Company and Motorola, Inc. include: (i) cash deposits from the Company’s businesses which are transferred to Motorola, Inc. on a regular basis, (ii) cash borrowings from Motorola, Inc. used to fund operations, capital expenditures, or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of Motorola, Inc.’s corporate expenses described elsewhere in this Information Statement. For purposes of the combined statements of cash flows, the Company reflects intercompany activity as a financing activity. The net cash provided by Motorola, Inc. was $1.2 billion in 2009, compared to $1.3 billion of net cash provided in 2008 and $764 million of net cash provided in 2007.

Contractual Obligations and Other Purchase Commitments

Summarized in the table below are the Company’s obligations and commitments to make future payments under lease obligations, purchase obligations and tax obligations as of December 31, 2009.

	Payments Due by Period
(Dollars in millions)	Total	2010	2011	2012	2013	2014	Thereafter
Lease obligations	$245	$62	$52	$37	$21	$16	$57
Purchase obligations	373	316	30	19	8	—	—
Tax obligations	236	80	—	—	—	—	156

Total contractual obligations	$854	$458	$82	$56	$29	$16	$213

Amounts included represent firm, non-cancelable commitments.

Lease obligations: Motorola, Inc. owns many of its major facilities and leases certain office, factory and warehouse space, land, and information technology and other equipment under principally non-cancelable operating leases. Motorola, Inc. identifies a landlord for each facility based on the primary resident of the facility. Motorola, Inc. allocates a portion of its facility and lease expenses to the Company based on the square footage occupied by employees of the Company; such allocation is included in the Company’s combined statements of operations. At December 31, 2009, future minimum lease obligations, primarily comprised of obligations for facilities in which the Company was deemed to be the primary resident, net of minimum sublease rentals, totaled $245 million. Total rental expense, primarily comprised of facilities rental expense, net of sublease income, was $62 million in 2009, $72 million in 2008 and $71 million in 2007. After Separation, the Company will occupy facilities where Motorola, Inc. is the landlord, and Motorola, Inc. will occupy facilities where the Company is the landlord. The Company does not expect the incremental lease expense, net of sublease income, to be materially different from the amounts recorded in the historical combined financial statements, which include amounts allocated to the Company from Motorola, Inc.

Purchase obligations: The Company has entered into agreements for the purchase of inventory, license of software, promotional activities, and research and development, which are firm commitments and are not cancelable. At December 31, 2009, the Company’s obligations in connection with these agreements run through 2014, and the total payments expected to be made under these agreements total $373 million during that period.

The Company enters into a number of arrangements for the sourcing of supplies and materials with take-or-pay obligations. The Company’s obligations with these suppliers run through 2013 and total a minimum purchase obligation of $43 million during that period. The Company does not anticipate the cancellation of any of these agreements in the future and estimates that purchases from these suppliers will exceed the minimum obligations during the agreement periods.

Tax obligations: The Company has approximately $236 million of unrecognized tax benefits relating to multiple tax jurisdictions and tax years. Based on the potential outcome of the Company’s global tax examinations, the expiration of the statute of limitations for specific jurisdictions, or the continued ability to satisfy tax incentive obligations, it is reasonably possible that the unrecognized tax benefits will change within the next 12 months. The associated net tax impact on the effective tax rate, exclusive of valuation allowances changes, is estimated to be in the range of a $40 million tax charge to a $125 million tax benefit, with cash payments in the range of $0 to $80 million.

Off-Balance Sheet Arrangements: Under the definition in Item 303(a)(4) of Regulation S-K, the Company does not have any off-balance sheet arrangements.

Sales of Receivables

Motorola, Inc. sells accounts receivable generated from its business units to third-parties in transactions that qualify as “true-sales.” The Company’s businesses currently participate in this activity by transferring certain of their accounts receivable balances to Motorola, Inc. Following the separation, Motorola Mobility may sell a portion of its accounts receivable to third-parties.

Total accounts receivable sold by the Company were $803 million for the year ended December 31, 2009, compared to $2.6 billion for the year ended December 31, 2008 and $3.8 billion for the year ended December 31, 2007. As of December 31, 2009, there were $71 million of accounts receivables outstanding under these programs for which Motorola, Inc. retained servicing obligations, compared to $386 million at December 31, 2008.

Other Contingencies

Potential Contractual Damage Claims in Excess of Underlying Contract Value: In certain circumstances, our businesses may enter into contracts with customers pursuant to which the damages that could be claimed by the other party for failed performance might exceed the revenue Motorola Mobility receives from the contract. Contracts with these types of uncapped damage provisions are fairly rare, but individual contracts could still represent meaningful risk. There is a possibility that a damage claim by a counterparty to one of these contracts could result in expenses to Motorola Mobility that are far in excess of the revenue received from the counterparty in connection with the contract.

Indemnification Provisions: In addition, Motorola Mobility may provide indemnifications for losses that result from the breach of general warranties contained in certain commercial, intellectual property and divestiture agreements. Historically, Motorola Mobility has not made significant payments under these agreements, nor have there been significant claims asserted against Motorola Mobility. However, there is an increasing risk in relation to intellectual property indemnities given the current legal climate. In indemnification cases, payment by Motorola Mobility is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow Motorola Mobility to challenge the other party’s claims. Further, Motorola Mobility’s obligations under these agreements for indemnification based on breach of representations and warranties are generally limited in terms of duration, typically not more than 24 months, and for amounts not in excess of the contract value, except with respect to certain intellectual property infringement claims, and in some instances Motorola Mobility may have recourse against third-parties for certain payments made by Motorola Mobility.

Legal Matters: The Company is involved in various lawsuits, claims and investigations arising in the normal course of business and relating to our business. The Company will assume the defense and/or liability for such cases from Motorola, Inc. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on Motorola Mobility’s combined financial position, liquidity or results of operations. However, an unfavorable resolution could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved. See “Business—Legal Proceedings” for more details.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the Company’s combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following significant accounting policies require significant judgment and estimates:

–	Revenue recognition

–	Inventory valuation

–	Income taxes

–	Restructuring activities

–	Valuation and recoverability of goodwill

–	Valuation and recoverability of long-lived assets

Revenue Recognition

For the six months ended July 3, 2010

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance which amended the accounting standards for revenue arrangements with multiple deliverables. The new guidance changes the criteria required to separate deliverables into separate units of accounting when they are sold in a bundled arrangement and requires an entity to allocate an arrangement’s consideration using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”). The new guidance also eliminates the use of the residual method to allocate an arrangement’s consideration.

In October 2009, the FASB also issued new guidance to remove from the scope of software revenue recognition guidance tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality.

The new accounting guidance is effective for revenue arrangements entered into or materially modified after June 15, 2010. The standards permit prospective or retrospective adoption as well as early adoption. The Company elected to early adopt this guidance at the beginning of the first quarter of 2010 on a prospective basis for applicable arrangements that were entered into or materially modified after January 1, 2010.

The Company’s material revenue streams are the result of a wide range of activities, from the delivery of stand-alone equipment to custom design and installation over a period of time to bundled sales of devices, equipment, software and services. The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings due to the needs of its customers. Additionally, many of the Company’s products have both software and non-software components that function together to deliver the product’s essential functionality. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Products and Equipment—For product and equipment sales, revenue recognition generally occurs when products or equipment have been shipped, risk of loss has transferred to the customer, objective evidence exists that customer acceptance provisions have been met, no significant obligations remain and allowances for discounts, price protection, returns and customer incentives can be reasonably and reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement. Where customer incentives cannot be reasonably and reliably estimated, the Company recognizes revenue at the time the product sells through the distribution channel to the end customer.

Services—Revenue for services is generally recognized ratably over the contract term as services are performed.

Software and Licenses—Revenue from pre-paid perpetual licenses is recognized at the inception of the arrangement, presuming all other relevant revenue recognition criteria are met. Revenue from non-perpetual licenses or term licenses is recognized ratably over the period that the licensee uses the license. Revenue from software maintenance, technical support and unspecified upgrades is generally recognized over the period that these services are delivered.

Multiple-Element Arrangements—Arrangements with customers may include multiple deliverables, including any combination of products, equipment, services and software. These multiple element arrangements could also include an element accounted for as a long-term contract coupled with other products, equipment, services and software. For the Company’s multiple-element arrangements where at least one of the deliverables is not subject to existing software revenue recognition guidance, deliverables are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-alone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Based on the new accounting guidance adopted January 1, 2010, revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on VSOE if it exists, based next on TPE if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on ESP.

•

VSOE—In many instances, products are sold separately in stand-alone arrangements as customers may support the products themselves or purchase support on a time and materials basis. Additionally, advanced services such as general consulting, network management or advisory projects are often sold in stand-alone engagements. Technical support services are also often sold separately through renewals of annual contracts. The Company determines VSOE based on its normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 80% of such historical stand-alone transactions falling within plus or minus 15% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

•

TPE—VSOE generally exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

•

ESP—The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines ESP for the arrangement element by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

The Company’s arrangements with multiple deliverables may also contain a stand-alone software deliverable that is subject to the existing software revenue recognition guidance. The revenue for these multiple-element arrangements is allocated to the software deliverable and the non-software deliverable(s) based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the new revenue accounting guidance. In circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, ESP is used for the purpose of allocating the arrangement consideration.

The Company’s arrangements with multiple deliverables may be comprised entirely of deliverables that are all still subject to the existing software revenue recognition guidance. For these arrangements, revenue is allocated to the deliverables based on VSOE. Should VSOE not exist for the undelivered software element, revenue is deferred until either the undelivered element is delivered or VSOE is established for the element, whichever occurs first. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and is recognized as revenue.

Based on the Company’s current sales strategies, the newly adopted accounting guidance for revenue recognition is not expected to have a significant effect on the timing and pattern of revenue recognition for sales in periods after the initial adoption when applied to multiple-element arrangements, except for the continued impact on smartphone revenue recognition.

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007

The Company’s arrangements with customers may differ in nature and complexity and may contain multiple deliverables, including products, equipment, services and software that may be essential to the functionality of the other deliverables, requiring the Company to make judgments and estimates in recognizing revenues.

Product and equipment sales may contain discounts, price protection, return provisions and other customer incentives. The Company’s recorded revenues are reduced by allowances for these items at the time the sales are recorded. The allowances are based on management’s best estimate of the amount of allowances that the customer will ultimately earn based on historical experience and taking into account the type of products sold, the type of customer and the type of transaction specific to each arrangement. Where customer incentives cannot be reasonably and reliably estimated, the Company recognizes revenue at the time the product sells through the distribution channel to the end customer.

Generally, multiple element arrangements are separated into specific accounting units when: (i) delivered elements have value to the customer on a stand-alone basis, (ii) objective and reliable evidence of fair value exists for the undelivered element(s), and (iii) delivery of the undelivered element(s) is probable and substantially within the control of the Company. Total arrangement consideration is allocated to the separate accounting units based on their relative fair values (if the fair value of each accounting unit is known) or using the residual method (if the fair value of the undelivered element(s) is known). Revenue is recognized for a separate accounting unit when the revenue recognition criteria are met for that unit. In certain situations, judgment is required in determining both the number of accounting units and fair value of the elements, although generally the fair value of an element can be objectively determined if the Company sells the element on a stand-alone basis. Multiple element arrangements that include software are separated into more than one unit of accounting when the following criteria are met: (i) the functionality of the delivered element(s) is not dependent on the undelivered element(s), (ii) there is vendor-specific objective evidence of the fair value of the undelivered element(s), and (iii) general revenue recognition criteria related to the delivered element(s) have been met.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company’s operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on operating results.

Inventory Valuation

The Company records valuation reserves on its inventory for estimated excess or obsolescence. The amount of the reserve is equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. On a quarterly basis, management in each segment performs an analysis of the underlying inventory to identify reserves needed for excess and obsolescence. Management uses its best judgment to estimate appropriate reserves based on this analysis. In addition, the Company adjusts the carrying value of inventory if the current market value of that inventory is below its cost.

At December 31, 2009 and 2008, Inventories consisted of the following:

	December 31
(Dollars in millions)	2009	2008
Finished goods	$542	$1,112
Work-in-process and production materials	680	1,206

	1,222	2,318
Less inventory reserves	(534)	(472)

	$688	$1,846

The Company balances the need to maintain strategic inventory levels to ensure competitive delivery performance to its customers against the risk of inventory obsolescence due to rapidly changing technology and customer requirements. The Company has inventory reserves for excess inventory, pending cancellations of product lines due to technology changes, long-life cycle products, lifetime buys at the end of supplier production runs, business exits, and a shift of production to outsourcing. As reflected above, the Company’s inventory reserves represented 44% of the gross inventory balance at December 31, 2009, compared to 20% of the gross inventory balance at December 31, 2008. The increase in the percentage of inventory reserves to the gross inventory balance from 2008 to 2009 was primarily due to a reduction in the gross inventory balance. Net inventory decreased in both segments and decreased substantially in the Mobile Devices segment, primarily due to the Company’s focus on balancing the need to maintain strategic inventory levels to ensure competitive delivery performance to its customers against the risk of inventory excess and obsolescence due to rapidly changing technology and customer spending requirements.

If future demand or market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

Income Taxes

For purposes of the Company’s combined financial statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Motorola, Inc. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Company has largely been operated as two divisions within Motorola, Inc.’s group of legal entities, including a U.S. consolidated group and non-U.S. subsidiaries. In most cases, the tax losses and tax credits generated by the Company, while divisions within Motorola, Inc.’s legal entities and included in these financial statements, have either been utilized by Motorola, Inc.’s other businesses or will remain with Motorola, Inc. after the Separation. Additionally, as part of the Separation, Motorola, Inc. may enter into taxable transactions when separating the Company’s non-U.S. assets and liabilities into separate non-U.S. subsidiaries of the Company. As a result of taxable separation transactions the deferred tax balances as calculated on a separate return basis may differ from the deferred tax balances of the Company once legally separated.

Motorola, Inc. manages its tax position for the benefit of its entire portfolio of businesses. Motorola, Inc.’s tax strategies are not necessarily reflective of the tax strategies the Company would have followed or will follow as a stand-alone company, or were they necessarily strategies that optimized the Company’s stand-alone position. As a result, the Company’s deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those prevailing in historical periods.

The Company’s effective tax rate is based on pre-tax income and the tax rates applicable to that income in the various jurisdictions in which the Company operates. An estimated effective tax rate for a year is applied to the Company’s quarterly operating results. In the event that there is a significant unusual or discrete item recognized, or expected to be recognized, in the Company’s quarterly operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or discrete item. The Company considers the resolution of prior-year tax matters to be such items. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions. The Company establishes reserves when it is more likely than not that the Company will not realize the full tax benefit of the position. The Company adjusts these reserves in light of changing facts and circumstances.

Tax regulations may require items of income and expense to be included in a tax return in different periods than the items are reflected in the combined financial statements. As a result, the effective tax rate reflected in the combined financial statements may be different than the tax rate reported in the income tax return. Some of these differences are permanent, such as expenses that are not deductible on the tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the tax return in future years for which the Company has already recorded the tax benefit in the combined financial statements. Deferred tax liabilities generally represent tax expense recognized in the combined financial statements for which payment has been deferred or expense for which the Company has already taken a deduction on an income tax return, but has not yet been recognized in the combined financial statements.

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of the temporary differences between the book and tax basis of recorded assets and liabilities. The Company makes estimates and judgments with regard to the calculation of certain income tax assets and liabilities. FASB ASC 740 requires that deferred tax assets be reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Significant weight is given to evidence that can be objectively verified.

The Company evaluates deferred income taxes on a quarterly basis to determine if valuation allowances are required by considering available evidence, including historical and projected taxable income and tax planning strategies that are both prudent and feasible. As of December 31, 2009, the Company’s U.S operations had generated three consecutive years of pre-tax losses. Because of the Company’s 2007 and 2008 losses and forecasted losses in the near-term the Company believed that the weight of negative historic evidence precludes it from considering any forecasted income from its analysis of the recoverability of its U.S., Brazil and certain China deferred tax assets. The Company also considered in its analysis tax planning strategies that are prudent and can be reasonably implemented. Based on all available positive and negative evidence, we concluded that a full valuation allowance should be recorded against the net deferred tax assets of our U.S, Brazil and certain China operations. During the year ended December 31, 2008, we recorded a valuation allowance of $2.0 billion. The establishment of the valuation allowance was a non-cash expense.

The Company has a total deferred tax asset valuation allowance of approximately $2.9 billion against net deferred tax assets of approximately $3.0 billion as of December 31, 2009, compared to a total deferred tax asset valuation allowance of $2.5 billion against net deferred tax assets of $2.6 billion as of December 31, 2008.

The tax carryforwards reflected in the Company’s combined financial statements are based on a hypothetical stand-alone income tax return basis. The tax carryforwards include U.S. tax carryforwards for federal and state net operating losses, capital losses, general business credits and foreign tax credits, and non-U.S. tax carryforwards for net operating losses and tax credits. The tax carryforwards are not representative of the tax carryforwards the Company will have available for use after being spun-off from Motorola, Inc. The Company’s post spin-off tax carryforwards will be significantly lower than those reflected in the combined financial statements and the related valuation allowances will also be correspondingly lower.

The Company estimates that post-spin-off it will have tax carryforwards in the U.S., Brazil and the United Kingdom totaling approximately $900 million in net operating losses ($310 million tax effected) and approximately $90 million in tax credits. The U.S. tax carryforwards are comprised of federal tax credits, IRC Section 382 limited net operating losses and Separate Return Limitation Year (“SRLY”) limited net operating losses. The Section 382 limited net operating losses may be utilized between years 2011 through 2025 and the SRLY limited net operating losses are scheduled to expire between 2018 and 2020. In addition to the U.S. tax carryforwards, the Company will have approximately $2.6 billion of capitalized costs ($1.0 billion tax effected) that will be amortizable for U.S. tax purposes between years 2011 through 2019.

The Company anticipates that as it returns to profitability in the U.S. it will be able to reduce its income tax burden by utilizing the tax carryforwards and amortizable costs.

Tax Sharing Agreement: The Company, Motorola Mobility, Inc. and Motorola, Inc. have entered into a Tax Sharing Agreement. The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of Motorola, Inc. and the Company, with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Sharing Agreement:

•

Motorola, Inc. will be responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which Motorola, Inc. is the common parent. With respect to any periods beginning after the distribution, the Company will be responsible for any U.S. federal income taxes of itself or its subsidiaries.

•

Motorola, Inc. will be responsible for any U.S. state or local or foreign income taxes reportable on a consolidated, combined or unitary or other joint return that includes Motorola, Inc. or one of its subsidiaries and the Company or one of its subsidiaries. Motorola, Inc. will be responsible for any U.S. state or local or foreign income taxes reportable on returns that include only Motorola, Inc. and its subsidiaries (excluding the Company and its subsidiaries), and the Company will be responsible for any U.S. state or local or foreign income taxes filed on returns that include only the Company or its subsidiaries.

•	Motorola, Inc. and the Company will each be responsible for any non-income taxes attributable to each company and its respective subsidiaries for all periods.

The Tax Sharing Agreement imposes certain restrictions on our ability to pursue strategic or other transactions that may maximize the value of our business. The Tax Sharing Agreement provides special rules allocating tax liabilities in the event that the distribution, together with certain related transactions, were not tax-free. In general:

•	If any of the following events (among others) prevents the distribution and related transactions from being tax-free, we will be liable for the resulting taxes:

•	Any acquisition of all or a portion of our stock or assets, whether by merger or otherwise;

•

Any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing 50% or greater interest in Motorola Mobility;

•	We cease to actively conduct the Mobile Devices business during the two-year period following the distribution;

•	We take or fail to take any other action that prevents the distribution and related transactions from being tax-free; or

•	Any breach by Motorola Mobility of certain of its undertakings and representations.

•

To preserve the tax-free treatment to Motorola, Inc. of the distribution, Motorola Mobility is prohibited from taking or failing to take any action that prevents the distribution and related transactions from being tax-free. Further, during the two-year period following the distribution, among other restrictions, we may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets; (2) any merger, consolidation or liquidation, (3) any issuance of equity securities beyond certain thresholds; or (4) any repurchase of Motorola Mobility common stock unless, in each case, (a) we deliver to Motorola, Inc. a “will”-level legal opinion, satisfactory to Motorola, Inc., stating that the intended transaction will not prevent the distribution and related transactions from being tax-free or (b) Motorola, Inc. obtains a letter ruling, satisfactory to Motorola, Inc., in its sole discretion from the IRS to this effect.

•

During the two-year period following the distribution, if we enter into, or authorize, a transaction resulting in the acquisition of 25% or more (but less than 40%) of our stock, our Board of Directors must provide Motorola, Inc. with a certificate describing the transaction and stating that the transaction is not subject to the opinion/ruling procedure described above.

•

The fact that Motorola, Inc. receives a board certificate, legal opinion or letter ruling will not, in itself, exonerate us from liability for taxes in the event that the distribution and related transactions were not tax-free as a result of our actions or as a result of an acquisition of our stock or assets.

These covenants and indemnity obligations may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the Tax Sharing Agreement is not binding on the IRS.

Restructuring Activities

Motorola, Inc. maintains a formal Involuntary Severance Plan (the “Severance Plan”), which permits the Company to offer eligible employees severance benefits based on years of service and employment grade level in the event that employment is involuntarily terminated as a result of a reduction-in-force or restructuring. Effective August 1, 2009, Motorola, Inc. amended and restated the Severance Plan. Under the amended Severance Plan, severance benefits will be paid in bi-weekly installments to impacted employees rather than in lump sum payments. The Company recognizes termination benefits based on formulas per the Severance Plan at the point in time that future settlement is probable and can be reasonably estimated based on estimates prepared at the time a restructuring plan is approved by management. Exit costs consist of future minimum lease payments on vacated facilities and other contractual terminations. At each reporting date, the Company evaluates its accruals for exit costs and employee separation costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. In these cases, the Company reverses accruals through the combined statements of operations where the original charges were recorded when it is determined they are no longer required.

Valuation and Recoverability of Goodwill

Motorola, Inc. tests the recorded amount of goodwill for recovery on an annual basis in the fourth quarter of each fiscal year. Goodwill is tested more frequently if indicators of impairment exist. Motorola, Inc. continually assesses whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include: a sustained significant decline in its share price and market capitalization; a decline in its expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; or slower growth rates, among others. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our combined financial statements.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components shall be aggregated and deemed a single reporting unit. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component. As such, the Company has determined that the Mobile Devices segment meets the requirement of a reporting unit. For the Home segment, the Company has identified two reporting units, the Broadband Home Solutions reporting unit and the Access Networks reporting unit.

During the first quarter of 2010, the Company determined that there was an indicator of impairment at its Access Networks reporting unit due to changes in the forecasted financial performance at the reporting unit. As a result, a goodwill impairment test was performed for the Access Networks reporting unit during the first quarter of 2010. No indicators of potential impairment were identified for the Broadband Home Solutions reporting unit and, accordingly, the goodwill recorded at that reporting unit was not tested for impairment. There is no goodwill recorded at the Mobile Devices reporting unit as a result of the write-off of the remaining goodwill in 2008.

The goodwill impairment test is a two step analysis. In Step One, the fair value of each reporting unit is compared to its book value. Management must apply judgment in determining the estimated fair value of these reporting units. Fair value is determined using a combination of present value techniques and quoted market prices of comparable businesses. If the fair value of the reporting unit exceeds its book value, goodwill is not deemed to be impaired for that reporting unit, and no further testing would be necessary. If the fair value of the reporting unit is less than its book value, the Company performs Step Two. Step Two uses the calculated fair value of the reporting unit to perform a hypothetical purchase price allocation to the fair value of the assets and liabilities of the reporting unit. The difference between the fair value of the reporting unit calculated in Step One and the fair value of the underlying assets and liabilities of the reporting unit is the implied fair value of the reporting unit’s goodwill. A charge is recorded in the financial statements if the carrying value of the reporting unit’s goodwill is greater than its implied fair value.

The following describes the valuation methodologies used to derive the fair value of the reporting units:

•

Income Approach: To determine fair value, the Company discounts the expected future cash flows of the reporting units. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in our operations and the rate of return a market participant would expect to earn. To estimate cash flows beyond the final year of our model, the Company uses a terminal value approach. Under this approach, the Company uses estimated operating income before interest, taxes, depreciation and amortization in the final year of its model, adjusts it to estimate a normalized cash flow, applies a perpetuity growth assumption and discounts it by a perpetuity discount factor to determine the terminal value. The Company incorporates the present value of the resulting terminal value into its estimate of fair value.

•

Market-Based Approach: To corroborate the results of the income approach described above, the Company estimated the fair value of its reporting units using several market-based approaches, including the value that is derived based on Motorola, Inc.’s consolidated stock price as described above. The Company also uses the guideline company method, which focuses on comparing our risk profile and growth prospects to select reasonably similar/guideline publicly traded companies.

The determination of fair value of the reporting units and assets and liabilities within the reporting units requires Motorola Mobility to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. For the goodwill impairment test performed in the first quarter of 2010 on the Access Networks reporting unit, Motorola Mobility assigned a discount rate of 14.5% and a terminal growth rate of 3%, both of which the Company believes to be reasonable based upon the risk profile and long-term growth prospects of this reporting unit in light of industry market data. Motorola Mobility evaluated the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting unit, as well as the fair values of the corresponding assets and liabilities within the reporting unit, and concluded they are reasonable.

Motorola Mobility has weighted the valuation of its reporting units at 75% based on the income approach and 25% based on the market-based approach, consistent with prior periods. Motorola Mobility believes that this weighting is appropriate since it is often difficult to find other appropriate companies that are similar to our reporting units and it is our view that future discounted cash flows are more reflective of the value of the reporting units. If a heavier weighting had been placed on the market-based approach, a higher fair value would have been determined for the Access Networks reporting unit.

As a result of the valuation work described above, the fair value of the Access Networks reporting unit exceeded its book value by a significant margin, indicating that there was no impairment of goodwill in the first quarter of 2010. No indicators of potential impairments were identified for the Broadband Home Solutions and Access Networks reporting units during the second quarter of 2010.

Based on the results of our 2007 and 2009 annual assessments of the recoverability of goodwill, the fair values of all reporting units exceeded their book values, indicating that there was no impairment of goodwill.

Following is a discussion of the goodwill impairment charges recorded for the year ended December 31, 2008.

Based on the results of Step One of the 2008 annual assessment of the recoverability of goodwill, the fair values of the Broadband Home Solutions and the Access Networks reporting units exceeded their book value, indicating that there was no impairment of goodwill at these reporting units.

However, the fair value of the Mobile Devices reporting unit was below its book value, indicating a potential impairment of goodwill and the requirement to perform Step Two of the analysis for the reporting unit.

The decline in the fair value of the Mobile Devices reporting unit below its book value was a result of the deteriorating macroeconomic environment, lower than expected sales and cash flows as a result of the decision to consolidate platforms announced in the fourth quarter of 2008, and the uncertainty around the reporting unit’s future cash flow.

The allocation of the fair value of the reporting units to individual assets and liabilities within the reporting units also requires us to make significant estimates and assumptions. The allocation requires several analyses to determine fair value of assets and liabilities including, among others, definite-lived intangible assets, pre-paid assets, deferred taxes and current replacement costs for certain property, plant and equipment.

For the year ended December 31, 2008, the Company determined that the goodwill relating to the Mobile Devices reporting unit was impaired, resulting in charges of $55 million in the Mobile Devices reportable segment.

Differences in the Company’s actual future cash flows, operating results, growth rates, capital expenditures, cost of capital and discount rates as compared to the estimates utilized for the purpose of calculating the fair value of each reporting unit, as well as a decline in Motorola, Inc.’s stock price and related market capitalization, could affect the results of our annual goodwill assessment and, accordingly, potentially lead to future goodwill impairment charges.

Motorola Mobility is not a publicly traded company, but in performing the test of goodwill, the Company considered the market capitalization of Motorola, Inc., and the implied control premiums at Motorola, Inc. to determine if the Company’s fair value of our reporting units were reasonable. The accounting principles regarding goodwill acknowledge that the observed market prices of individual trades of Motorola, Inc.’s stock (and thus its computed market capitalization) may not be representative of the fair value of the company as a whole. Additional value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual common stock. In most industries, including ours, an acquiring entity typically is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.

For the purpose of determining the implied control premium calculation in the overall goodwill analysis, Motorola, Inc. applied assumptions for determining the fair value of corporate assets. Corporate assets primarily consist of cash and cash equivalents, Sigma Fund balances, short-term investments, investments, deferred tax assets and corporate facilities. Judgments about the fair value of corporate assets include, among others, an assumption that deferred tax assets should be discounted to reflect their economic lives, that a significant portion of the corporate assets are required to pay off debt, meet the near-term cash requirements of the Mobile Devices reporting unit, and market participants’ perceptions of the likely restructuring costs, including severance and exit costs, that might be incurred if the Company’s strategy is not successful. The results of the Company’s impairment analysis result in an implied control premium commensurate with historical transactions observed in our industry.

Valuation and Recoverability of Long-Lived Assets

Long-lived assets include property, plant and equipment, intangible assets, long-term prepaid assets and other non-current assets. The Company reviews long-lived assets held for use for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events which may indicate long-lived assets held for use may not be recoverable include, but are not limited to, a significant decrease in the market price of long-lived assets, a significant adverse change in the manner in which the Company utilizes a long-lived asset, a significant adverse change in the business climate, a recent history of operating or cash flow losses, or a current expectation that it is more likely than not that a long-lived asset will be sold or disposed of in the future. For impairment testing purposes, the Company groups its long-lived assets at the lowest level, for which, identifiable cash flows are largely independent of the cash flows from other groups of assets and liabilities (the asset group).

If the Company determines that a long-lived asset or asset group may not be recoverable, it compares the sum of the expected undiscounted future cash flows that the asset or asset group is expected to generate over the estimated remaining useful life of the asset or asset group to the asset or asset group’s carrying value. If the sum of the expected undiscounted future cash flows exceeds the carrying amount of the asset or asset group, the asset or asset group is not considered impaired. However, if the sum of the undiscounted future cash flows is less than the carrying amount of the asset or asset group, a loss is recognized for the difference between the fair value of the asset or asset group and the carrying value of the asset or asset group. The fair value of the asset or asset group is generally determined by discounting the expected future cash flows using a discount rate that is commensurate with the risk associated with the amount and timing of the expected future cash flows. Market-based or cost-based approaches to determining fair value may also be considered.

No long-lived assets or asset groups held and used were tested for impairment during 2009. During 2008, the Company tested one asset group for impairment. During the fourth quarter of 2008, due to the continued operating losses of the Mobile Devices segment, the Company tested the long-lived assets of the Mobile Devices segment for impairment. The long-lived assets of the Mobile Devices segment consisted primarily of property, plant and equipment and long-term pre-paid licenses. The asset group also included elements of working capital, including inventory and accounts receivable. The Company considered future cash flows expected to be generated by the business and weighted them according to management’s view of their probability-weighted outcomes. The sum of these probability-weighted undiscounted future cash flows indicated that the asset group was recoverable. As a result, no impairment of long-lived assets was recorded at the Mobile Devices segment. A significant assumption in the expected future cash flow forecast was that it was more likely than not that management would be successful in its plans to turn around the Mobile Devices business. The plan to turn around Mobile Devices included a successful execution of the segment’s software platform strategy and the Company’s ability to execute its cost savings initiatives. Expectations of future cash flows could change if the Company determines it will not be successful in executing its plans to turn around the Mobile Devices business. Impairment charges of the long-lived assets of Mobile Devices could be required in future periods if the Company’s expectations of future cash flows changes.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued new guidance related to fair value disclosure requirements. Under the new guidance, companies will be required to make additional disclosures concerning significant transfers of amounts between the Level 1 and Level 2 fair value disclosures, as well as further disaggregation of the types of activity that were previously disclosed in the roll forward of Level 3 fair value disclosures. Further, the guidance requires a lower level of groupings from major categories of assets and liabilities to classes of assets and liabilities. This guidance is effective for interim periods beginning after December 15, 2009. The Company has adopted this guidance effective January 1, 2010.

In June 2009, the FASB issued new authoritative guidance amending the accounting for transfers of financial assets. Key provisions of this amended guidance include: (i) the removal of the concept of qualifying special purpose entities, (ii) the introduction of the concept of a participating interest, in circumstances in which a portion of a financial asset has been transferred, and (iii) the requirement that to qualify for sale accounting the transferor must evaluate whether it maintains effective control over transferred financial assets either directly or indirectly. Additionally, this guidance requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for variable interest entities (“VIEs”). The model for determining whether an enterprise has a controlling financial interest and is the primary beneficiary of a VIE has changed significantly under the new guidance. Previously, variable interest holders had to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. In contrast, the new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity and, if so, whether it is the primary beneficiary. Furthermore, this guidance requires that companies continually evaluate VIEs for consolidation, rather than assessing VIEs based only upon the occurrence of triggering events. This guidance also requires enhanced disclosures about how a company’s involvement with a VIE affects its financial statements and exposure to risks. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In May 2009, the FASB issued guidance establishing general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, new guidance was issued which removes the requirement for public companies to disclose the date through which subsequent events were reviewed. This guidance was effective upon issuance and has been adopted by the Company.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company uses financial instruments to reduce its overall exposure to the effects of currency fluctuations on cash flows. All hedge transactions are executed by Motorola, Inc. but at Separation, all hedges are expected to be executed by the Company. Historically, the Company had its exposures managed by Motorola, Inc., and Motorola, Inc.’s program viewed the consolidation exposures of all of the businesses of Motorola, Inc. The Company expects to have arrangements in place with counterparties at the time of Separation to allow for stand-alone execution of derivative instruments. The Company’s policy prohibits speculation in financial instruments for profit on exchange rate price fluctuations, trading in currencies for which there are no underlying exposures, or entering into transactions for any currency to intentionally increase the underlying exposure. Instruments that are designated as part of a hedging relationship must be effective at reducing the risk associated with the exposure being hedged and are designated as part of a hedging relationship at the inception of the contract. Accordingly, changes in the market values of hedge instruments must be highly correlated with changes in market values of the underlying hedged items both at the inception of the hedge and over the life of the hedge contract.

The Company’s strategy related to foreign exchange exposure management is to offset the gains or losses on the financial instruments against losses or gains on the underlying operational cash flows or investments based on the operating business units’ assessment of risk. The Company enters into derivative contracts for some of the Company’s non-functional currency receivables and payables, which are primarily denominated in major currencies that can be traded on open markets. The Company typically uses forward contracts and options to hedge these currency exposures. In addition, the Company enters into derivative contracts for some firm commitments and some forecasted transactions, which are designated as part of a hedging relationship if it is determined that the transaction qualifies for hedge accounting under the provisions of the authoritative accounting guidance for derivative instruments and hedging activities. A portion of the Company’s exposure is from currencies that are not traded in liquid markets and these are addressed, to the extent reasonably possible, by managing net asset positions, product pricing and component sourcing.

At December 31, 2009, the Company had outstanding foreign exchange contracts totaling $622 million, compared to $907 million outstanding at December 31, 2008. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should generally offset losses and gains on the underlying assets, liabilities and transactions, except for the ineffective portion of the instruments, which are charged to Other, net within Other income (expense) in the Company’s combined statements of operations.

The following table shows the five largest net notional amounts of the positions to buy or sell foreign currency as of December 31, 2009 and the corresponding positions as of December 31, 2008:

	Notional Amount
(Dollars in millions)	December 31, 2009	December 31, 2008
Net buy (sell) by currency:
Brazilian Real	$(348)	$(305)
Chinese Renminbi	63	205
Singapore Dollar	44	54
Canadian Dollar	43	32
Korean Won	(38)	(47)

Foreign exchange financial instruments that are subject to the effects of currency fluctuations, which may affect reported earnings, include derivative financial instruments and other financial instruments denominated in a currency other than the functional currency of the legal entity holding the instrument. Derivative financial instruments consist primarily of forward contracts and currency options. Other financial instruments denominated in a currency other than the functional currency of the legal entity holding the instrument consist primarily of short-term investments, as well as accounts payable and receivable. Accounts payable and receivable are reflected at fair value in the financial statements. The fair value of the foreign exchange financial instruments would hypothetically decrease by $65 million as of December 31, 2009 if the foreign currency rates were to change unfavorably by 10% from current levels. This hypothetical amount is suggestive of the effect on future cash flows under the following conditions: (i) all current payables and receivables that are hedged were not realized, (ii) all hedged commitments and anticipated transactions were not realized or canceled, and (iii) hedges of these amounts were not canceled or offset. The Company does not expect that any of these conditions will occur. The Company expects that gains and losses on the derivative financial instruments should offset gains and losses on the assets, liabilities and future transactions being hedged. If the hedged transactions were included in the sensitivity analysis, the hypothetical change in fair value would be immaterial. The foreign exchange financial instruments are held for purposes other than trading.

The Company did not have any fair value hedge activity during 2009. For each of the three years ended December 31, 2009, 2008 and 2007, income (loss) representing the ineffective portion of changes in the fair value of cash flow hedge positions was de minimis. These amounts are included in Other within Other income (expense) in the Company’s combined statements of operations. The above amounts include the change in the fair value of derivative contracts related to the changes in the difference between the spot price and the forward price. These amounts are excluded from the measure of effectiveness. Expense (income) related to cash flow hedges that were discontinued for the years ended December 31, 2009, 2008 and 2007 are included in the amounts noted above.

During the years ended December 31, 2009, 2008 and 2007, on a pre-tax basis, income (expense) of $(8) million, $7 million and $(19) million, respectively, was reclassified from equity to earnings in the Company’s combined statements of operations.

At December 31, 2009, the maximum term of derivative instruments that hedge forecasted transactions was six months. The weighted average duration of the Company’s derivative instruments that hedge forecasted transactions was four months.

Interest Rate Risk

At December 31, 2009 and 2008, the Company did not have any interest rate agreements in place.

Counterparty Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk in the event of nonperformance by counterparties. However, the risk is limited to the fair value of the instruments when the derivative is in an asset position. Motorola, Inc. actively monitors its exposure to credit risk. At the present time, all of the counterparties have investment grade credit ratings. The Company is not exposed to material credit risk with any single counterparty.

Net Investment in Foreign Operations Hedge

At December 31, 2009 and 2008, the Company did not have any hedges of foreign currency exposure of net investments in foreign operations.

Fair Value of Financial Instruments

The Company’s financial instruments include short-term investments, accounts receivable, accounts payable, accrued liabilities, derivative financial instruments and other financing commitments. The Company’s available-for-sale investment portfolios and derivative financial instruments are recorded in the Company’s combined balance sheets at fair value. All other financial instruments are carried at cost, which is not materially different than the instruments’ fair values.

Equity Price Market Risk

At December 31, 2009, the Company’s available-for-sale securities portfolio had an approximate fair market value of $21 million, which represented a cost basis of $7 million and a net unrealized gain of $14 million. The value of the available-for-sale equity securities would change by $2 million as of December 31, 2009 if the price of the stock in each of the publicly traded companies were to change by 10%. These equity securities are held for purposes other than trading.

INDEX TO FINANCIAL STATEMENTS

Motorola Mobility Holdings, Inc. and Subsidiaries

Page
Combined Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:
Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the years ended December 31, 2009, 2008 and 2007	F-3
Combined Balance Sheets as of December 31, 2009 and 2008	F-4
Combined Statements of Business Equity for the years ended December 31, 2009, 2008 and 2007	F-5
Combined Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-6
Notes to Combined Financial Statements	F-7

Condensed Combined Financial Statements as of July 3, 2010 (Unaudited) and December 31, 2009 and for the six months ended July 3, 2010 and July 4, 2009 (Unaudited):
Condensed Combined Statements of Operations for the six months ended July 3, 2010 and July 4, 2009 (Unaudited)	F-41
Condensed Combined Balance Sheets as of July 3, 2010 (Unaudited) and December 31, 2009	F-42
Condensed Combined Statement of Business Equity for the six months ended July 3, 2010 (Unaudited)	F-43
Condensed Combined Statements of Cash Flows for the six months ended July 3, 2010 and July 4, 2009 (Unaudited)	F-44
Notes to Condensed Combined Financial Statements (Unaudited)	F-45

*	As described in the section entitled “Risk Factors” and elsewhere in the Information Statement, these financial statements should not be relied upon as an indication of Motorola Mobility Holdings, Inc.’s future financial performance or expense structure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

When the transaction referred to in Note 1 of the Notes to the Combined Financial Statements has been consummated, we will be in a position to render the following report.

The Board of Directors and Stockholders

Motorola, Inc.:

We have audited the accompanying combined balance sheets of Motorola Mobility Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related combined statements of operations, business equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Motorola Mobility Holdings, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
July 1, 2010, except for Note 1 and Note 17, which are as of [—], 2010

Motorola Mobility Holdings, Inc. and Subsidiaries

Combined Statements of Operations

	Years Ended December 31
(Dollars in millions)	2009	2008	2007
Net revenues	$11,050	$17,099	$23,373
Costs of sales	8,897	14,280	18,890

Gross margin	2,153	2,819	4,483

Selling, general and administrative expenses	1,486	2,218	2,753
Research and development expenditures	1,591	2,358	2,550
Other charges	287	283	311

Operating loss	(1,211)	(2,040)	(1,131)

Other income (expense):
Interest income (expense), net	(41)	28	32
Gains (losses) on sales of investments and business, net	(34)	11	2
Other, net	(49)	64	18

Total other income (expense)	(124)	103	52

Loss before income taxes	(1,335)	(1,937)	(1,079)
Income tax expense (benefit)	—	1,035	(431)

Net loss	(1,335)	(2,972)	(648)
Less: Earnings (losses) attributable to non-controlling interests	7	(3)	8

Net loss attributable to Motorola Mobility Holdings, Inc.	$(1,342)	$(2,969)	$(656)

See accompanying Notes to Combined Financial Statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Combined Balance Sheets

	December 31
(Dollars in millions)	2009	2008
ASSETS
Short-term investments	$—	$29
Accounts receivable, net	1,341	1,269
Inventories, net	688	1,846
Deferred income taxes	114	125
Other current assets	685	673

Total current assets	2,828	3,942

Property, plant and equipment, net	807	974
Investments	57	67
Deferred income taxes	48	43
Goodwill	1,285	1,288
Other assets	833	853

Total assets	$5,858	$7,167
LIABILITIES AND BUSINESS EQUITY
Accounts payable	$1,430	$2,099
Accrued liabilities	1,862	2,801

Total current liabilities	3,292	4,900

Other liabilities	627	621
Business equity:
Owner’s net investment	2,348	2,045
Accumulated other comprehensive loss	(444)	(421)

Total Motorola Mobility Holdings, Inc. equity	1,904	1,624
Non-controlling interests	35	22

Total business equity	1,939	1,646

Total liabilities and business equity	$5,858	$7,167

See accompanying Notes to Combined Financial Statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Combined Statements of Business Equity

(Dollars in millions)	Owner’s Net Investment	Accumulated Other Comprehensive Income (Loss)				Non-controlling Interests	Comprehensive Earnings (Loss)
		Fair Value Adjustment To Available For Sale Securities, Net of Tax	Foreign Currency Translation Adjustments, Net of Tax	Retirement Benefits Adjustments, Net of Tax	Other Items, Net of Tax
Balances at January 1, 2007	$3,184	$38	$(463)	$(6)	$9	$10

Net earnings (loss)	(656)					8	$(648)
Net transfers from Motorola, Inc.	1,384
Retirement benefits adjustment (net of tax of $1)				3			3
Net unrealized loss on securities (net of tax of $23)		(18)					(18)
Net loss on derivative instruments (net of tax of $5)					(9)		(9)
Foreign currency translation adjustments (net of tax of $0)			(53)				(53)
Purchase of non-controlling interest						17

Balances at December 31, 2007	3,912	20	(516)	(3)	—	35	(725)

Net loss	(2,969)					(3)	(2,972)
Net transfers from Motorola, Inc.	1,102
Net unrealized losses on securities (net of tax of $0)		(15)					(15)
Net loss on derivative instruments (net of tax of $0)					(1)		(1)
Dividends paid to noncontrolling interest on subsidiary common stock						(10)
Foreign currency translation adjustments (net of tax of $0)			94				94

Balances at December 31, 2008	2,045	5	(422)	(3)	(1)	22	(2,894)

Net earnings (loss)	(1,342)					7	(1,335)
Net transfers from Motorola, Inc.	1,645					6
Retirement benefits adjustment (net of tax of $0)				(2)			(2)
Net unrealized gain on securities (net of tax of $0)		9					9
Net gain on derivative instruments (net of tax of $0)					1		1
Foreign currency translation adjustments (net of tax of $0)			(31)				(31)

Balances at December 31, 2009	$2,348	$14	$(453)	$(5)	$—	$35	$(1,358)

See accompanying Notes to Combined Financial Statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Combined Statements of Cash Flows

	Years Ended December 31
(Dollars in millions)	2009	2008	2007
Operating
Net loss attributable to Motorola Mobility Holdings, Inc.	$(1,342)	$(2,969)	$(656)
Less: Earnings (losses) attributable to non-controlling interests	7	(3)	8

Net loss	(1,335)	(2,972)	(648)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	211	227	274
Non-cash other charges	30	309	92
Share-based compensation expense	166	147	157
Losses (gains) on sales of investments and business, net	34	(11)	(2)
Deferred income taxes	(39)	1,313	(327)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(67)	1,684	1,983
Inventories	1,155	(65)	405
Other current assets	7	686	109
Accounts payable and accrued liabilities	(1,368)	(1,896)	(2,137)
Other assets and liabilities	102	(658)	151

Net cash provided by (used for) operating activities	(1,104)	(1,236)	57

Investing
Acquisitions and investments, net	(21)	(73)	(519)
Proceeds from (payments related to) sales of investments and business, net	(14)	7	5
Distributions from investments	—	92	14
Capital expenditures	(67)	(151)	(195)
Proceeds from sales of property, plant and equipment	21	11	18
Proceeds from sales of short-term investments, net	15	(29)	—

Net cash used for investing activities	(66)	(143)	(677)

Financing
Net transfers from Motorola, Inc.	1,186	1,298	764
Repayment of debt and short-term borrowings, net	—	—	(38)

Net cash provided by financing activities	1,186	1,298	726

Effect of exchange rate changes on cash and cash equivalents	(16)	81	(106)

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

See accompanying Notes to Combined Financial Statements.

Motorola Mobility Holdings, Inc. and Subsidiaries

Notes to Combined Financial Statements

(Dollars in millions, except as noted)

1.	Background and Basis of Presentation

Background

Motorola Mobility Holdings, Inc. (“Motorola Mobility” or “the Company”) is a provider of innovative technologies, products and services that enable a broad range of mobile and wireline, digital communication, information and entertainment experiences. The Company’s integrated products and platforms deliver rich multimedia content, such as video, voice, messaging and Internet-based applications and services to multiple screens, such as mobile devices, televisions and personal computers (“multi screens”). Our product portfolio primarily includes mobile devices, wireless accessories, set-top boxes and video distribution systems, and wireline broadband infrastructure products and associated customer premises equipment. We are focused on developing differentiated, innovative products to meet the expanding needs of consumers to communicate, to collaborate and to discover, consume, create and share content at a time and place of their choosing on multiple devices.

Motorola Mobility is currently comprised of two business units of Motorola, Inc. (“Motorola, Inc.”). On March 26, 2008, Motorola, Inc. announced its intention to separate into two independent, publicly traded companies. On February 11, 2010, Motorola, Inc. announced that Motorola, Inc. is targeting the first quarter of 2011 for the completion of its planned separation. Motorola, Inc. currently expects that, upon separation, the Company will be comprised of Motorola, Inc.’s Mobile Devices and Home businesses.

Motorola, Inc. will transfer to the Company and its subsidiaries substantially all of the assets and liabilities of the Company’s Mobile Devices and Home businesses prior to the completion of the distribution (the “Separation”). On the date of the distribution, Motorola, Inc. will distribute all of the shares of the Company’s stock that it then owns through a special dividend to the common stockholders of Motorola, Inc. (the “Distribution”). The Distribution is subject to certain conditions, including receipt of a favorable tax opinion and regulatory approvals.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, Inc., principally representing the Mobile Devices and Home business segments, using the historical results of operations, and historical basis of assets and liabilities of the Company’s businesses. The historical financial statements also include allocations of certain Motorola, Inc. general corporate expenses. Management believes the assumptions and methodologies underlying the allocation of general corporate expenses from Motorola, Inc. are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Motorola, Inc.’s net investment in the Company is presented as Owner’s net investment, rather than stockholders’ equity, in the combined balance sheets. Transactions between Mobile Devices and Home and other Motorola, Inc. operations have been identified in the combined statements as transactions between related parties (see Note 3, “Relationship with Motorola, Inc.”).

2.	Summary of Significant Accounting Policies

Principles of Combination:  The combined financial statements include the assets and liabilities of the Company’s businesses that will be transferred from Motorola, Inc., as well as certain allocations discussed above. All significant intercompany transactions and balances between and among the Mobile Devices and Home businesses have been eliminated in consolidation.

Revenue Recognition: The Company’s material revenue streams are the result of a wide range of activities, from the delivery of stand-alone equipment to custom design and installation over a period of time to bundled sales of equipment, software and services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability of the sales price is reasonably assured. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Products and Equipment—For product and equipment sales, revenue recognition generally occurs when products or equipment have been shipped, risk of loss has transferred to the customer, objective evidence exists that customer acceptance provisions have been met, no significant obligations remain and allowances for discounts, price protection, returns and customer incentives can be reasonably and reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer and the type of transaction specific in each arrangement. Where customer incentives cannot be reasonably and reliably estimated, the Company recognizes revenue at the time the product sells through the distribution channel to the end customer.

Services—Revenue for services is generally recognized ratably over the contract term as services are performed.

Software and Licenses—Revenue from pre-paid perpetual licenses is recognized at the inception of the arrangement, presuming all other relevant revenue recognition criteria are met. Revenue from non-perpetual licenses or term licenses is recognized ratably over the period that the licensee uses the license. Revenue from software maintenance, technical support and unspecified upgrades is generally recognized over the period that these services are delivered.

Multiple Element Arrangements—Arrangements with customers may include multiple deliverables, including any combination of products, equipment, services and software. For multiple element arrangements including software or software-related elements, the Company applies the applicable authoritative accounting guidance to determine separate units of accounting and the amount of the arrangement fee to be allocated to those separate units of accounting. Multiple element arrangements that include software are separated into more than one unit of accounting when the following criteria are met: (i) the functionality of the delivered element(s) is not dependent on the undelivered element(s), (ii) there is vendor-specific objective evidence of the fair value of the undelivered element(s), and (iii) general revenue recognition criteria related to the delivered element(s) have been met. If any of these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

For all other multiple element arrangements, deliverables are separated into more than one unit of accounting when the following criteria are met: (i) the delivered element(s) have value to the customer on a stand-alone basis, (ii) objective and reliable evidence of fair value exists for the undelivered element(s), and (iii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Revenue is allocated to each unit of accounting based on the relative fair value of each accounting unit or using the residual method if objective evidence of fair value does not exist for the delivered element(s). If any of these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

When elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Sales and Use Taxes—The Company records taxes imposed on revenue-producing transactions, including sales, use, value added and excise taxes, on a net basis with such taxes excluded from revenue.

Investments: Investments in equity classified as available-for-sale are carried at fair value. Equity securities that are restricted for more than one year or that are not publicly traded are carried at cost. Certain investments are accounted for using the equity method if the Company has significant influence over the issuing entity. The

Company assesses declines in the fair value of investments to determine whether such declines are other-than-temporary. This assessment is made considering all available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the entity issuing the security, and the Company’s ability and intent to hold the investment until recovery. Other-than-temporary impairments of investments are recorded to Other within Other income (expense) in the Company’s combined statements of operations in the period in which they become impaired.

Inventories: Inventories are valued at the lower of average cost (which approximates cost on a first-in, first-out basis) or market (net realizable value or replacement cost).

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded primarily using a straight-line method, based on the estimated useful lives of the assets (buildings and building equipment, 5-40 years; machinery and equipment, 2-10 years) and commences once the assets are ready for their intended use.

Goodwill and Intangible Assets: Goodwill is tested for impairment at least annually. The Company performs the goodwill impairment test at the reporting unit level through a two-step analysis. First, the fair value of each reporting unit is compared to its book value. If the fair value of the reporting unit is less than its book value, Motorola, Inc. performs a hypothetical purchase price allocation based on the reporting unit’s fair value to determine the fair value of the reporting unit’s goodwill. Fair value is determined using a combination of present value techniques and market prices of comparable businesses. Intangible assets are generally amortized on a straight line basis over their respective estimated useful lives ranging from two to 14 years. The Company has no intangible assets with indefinite useful lives.

Impairment of Long-Lived Assets: Long-lived assets, which include intangible assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset or asset group to future net undiscounted cash flows to be generated by the asset or asset group. If an asset is considered to be impaired, the impairment to be recognized is equal to the amount by which the carrying amount of the asset exceeds the asset’s fair value calculated using a discounted future cash flow analysis or market comparables. Assets held for sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Income Taxes: For purposes of the combined financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Motorola, Inc. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Company has operated as divisions within Motorola, Inc.’s group of legal entities, including a U.S. consolidated group and non-U.S. subsidiaries. In most cases, the tax losses and tax credits generated by the Company, while divisions within Motorola, Inc.’s legal entities and included in these financial statements, have been available for use by Motorola, Inc.’s other businesses and will remain with Motorola, Inc. after the Separation. Additionally, as part of the Separation, Motorola, Inc. may enter into taxable transactions when separating the Company’s non-U.S. assets and liabilities into separate non-U.S. subsidiaries of the Company. As a result of taxable separation transactions the deferred tax balances as calculated on a separate return basis may differ from the deferred tax balances of the Company once legally separated.

Motorola, Inc. manages its tax position for the benefit of its entire portfolio of businesses. Motorola, Inc.’s tax strategies are not necessarily reflective of the tax strategies the Company would have followed or will follow as a stand-alone company, or were they necessarily strategies that optimized the Company’s stand-alone position. As a result, the Company’s deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those prevailing in historical periods.

The Company reflected deferred tax assets and liabilities on a separate return basis to recognize the expected future tax benefits or cost of events that have been reported in different years for financial statement purposes than for tax purposes and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are determined based on the difference between the combined financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Significant weight is given to evidence that can be objectively verified. The Company evaluates deferred income taxes on a quarterly basis to determine if valuation allowances are required by considering available evidence. Deferred tax assets are realized by having sufficient future taxable income to allow the related tax benefits to reduce taxes otherwise payable. The sources of taxable income that may be available to realize the benefit of deferred tax assets are future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry forwards, taxable income in carry-back years and tax planning strategies that are both prudent and feasible.

Foreign Currency: Certain of the Company’s non-U.S. operations use their respective local currency as their functional currency. Those operations that do not have the U.S. dollar as their functional currency translate assets and liabilities at current rates of exchange in effect at the balance sheet date and revenues and expenses using rates that approximate those in effect during the period. The resulting translation adjustments are included as a component of Accumulated other comprehensive income (loss) in the Company’s combined balance sheets. For those operations that have the U.S. dollar as their functional currency, transactions denominated in the local currency are measured in U.S. dollars using the current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Gains and losses from remeasurement of monetary assets and liabilities are included in Other within Other income (expense) within the Company’s combined statements of operations.

Derivative Instruments: Motorola, Inc. primarily uses a worldwide centralized approach to manage financial instruments to reduce its overall exposure to the effects of currency fluctuations on cash flows.

Historically, the Company had its exposures managed by Motorola, Inc., and Motorola, Inc.’s program viewed the combined exposures of all of the businesses of Motorola, Inc. Motorola, Inc. enters into a hedge based upon a net position of the currency. The gains and losses on the hedges of existing assets or liabilities are marked-to-market at a combined basis. Gains and losses on financial instruments that qualify for hedge accounting and are used to hedge firm future commitments or forecasted transactions are deferred until such time as the underlying transactions are recognized or recorded immediately when the transaction is no longer expected to occur. Gains or losses on financial instruments that do not qualify as hedges are recognized immediately as income or expense.

For the purposes of the Company’s combined financial statements, the Company allocated hedges transacted by Motorola, Inc. through normal business practices of the Company on a net position as of the balance sheet dates. Then, the gains and losses on the allocated hedges of existing assets or liabilities are marked-to-market and the result is included in Other within Other income (expense) within the Company’s combined statements of operations.

Share-Based Compensation Costs: The Company’s employees participate in Motorola, Inc.’s incentive compensation plans that reward employees with stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units (“RSUs”), as well as an employee stock purchase plan (together, “Motorola’s Incentive Plans”). The Company’s combined statements of operations include expenses related to the Company’s employees’ participation in Motorola’s Incentive Plans, as well as an allocation of expenses related to Motorola, Inc.’s corporate employees who participate in Motorola’s Incentive Plans. These expenses are allocated based on awards granted to the Company’s employees and based on a three-part formula that averages the relative percentage of the Company’s net revenues, payroll, and net property, plant and equipment/inventory to the respective total Motorola, Inc. amounts for awards granted to Motorola, Inc.’s corporate employees. The amount of compensation cost for these share-based awards is measured based on the fair value of the awards, as of the date that the share-based awards are issued and adjusted to the estimated number of awards that are expected to vest. The fair value of stock options, SARs and the employee stock purchase plan is generally determined using a Black-Scholes option pricing model which incorporates assumptions about expected volatility, risk free rate, dividend yield, and expected life. The fair value of restricted stock and RSUs represents the number of awards granted multiplied by the closing market price of the stock on the date the awards are issued. Compensation cost for share-based awards is recognized on a straight-line basis over the vesting period.

Retirement Benefits: Motorola, Inc. records annual expenses relating to its pension benefit and postretirement plans based on calculations which include various actuarial assumptions, including discount rates, assumed asset rates of return, compensation increases, turnover rates and health care cost trend rates. Motorola, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. The effects of the gains, losses, and prior service costs and credits are amortized over future service periods. A portion of these expenses have been allocated to the Company’s combined statements of operations.

Advertising Expense: Advertising expenses, which are the external costs of marketing the Company’s products, are expensed as incurred and are included in Selling, general and administrative expenses. Advertising expenses were $264 million, $569 million and $875 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Use of Estimates: The preparation of the accompanying combined financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, investments, goodwill, intangible and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, retirement and other post-employment benefits and allowances for discounts, price protection, product returns, and customer incentives, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic and competitive environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets and declines in consumer demand or spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recent Accounting Pronouncements: In January 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance related to fair value disclosure requirements. Under the new guidance, companies will be required to make additional disclosures concerning significant transfers of amounts between the Level 1 and Level 2 fair value disclosures, as well as further disaggregation of the types of activity that were previously disclosed in the roll forward of Level 3 fair value disclosures. Further, the guidance requires a lower level of groupings from major categories of asset and liabilities to classes of assets and liabilities. This guidance is effective for interim periods beginning after December 15, 2009. The Company has adopted this guidance effective January 1, 2010.

In October 2009, the FASB issued new guidance which amended the accounting standards for revenue arrangements with multiple deliverables. The new guidance changes the criteria required to separate deliverables into separate units of accounting when they are sold in a bundled arrangement and requires an entity to allocate an arrangement’s consideration using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”).

The new guidance also eliminates the use of the residual method to allocate an arrangement’s consideration. In October 2009, the FASB also issued new guidance to remove from the scope of software revenue recognition guidance tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality. The new accounting guidance is effective for revenue arrangements entered into or materially modified after June 15, 2010. The standards permit prospective or retrospective adoption as well as early adoption. The Company elected to early adopt this guidance at the beginning of the first quarter of 2010 on a prospective basis for applicable arrangements that were entered into or materially modified after January 1, 2010.

In June 2009, the FASB issued new authoritative guidance amending the accounting for transfers of financial assets. Key provisions of this amended guidance include: (i) the removal of the concept of qualifying special purpose entities, (ii) the introduction of the concept of a participating interest, in circumstances in which a portion of a financial asset has been transferred, and (iii) the requirement that to qualify for sale accounting the transferor must evaluate whether it maintains effective control over transferred financial assets either directly or indirectly. Additionally, this guidance requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for variable interest entities (“VIEs”). The model for determining whether an enterprise has a controlling financial interest and is the primary beneficiary of a VIE has changed significantly under the new guidance. Previously, variable interest holders had to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. In contrast, the new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity and, if so, whether it is the primary beneficiary. Furthermore, this guidance requires that companies continually evaluate VIEs for consolidation, rather than assessing VIEs based only upon the occurrence of triggering events. This guidance also requires enhanced disclosures about how a company’s involvement with a VIE affects its financial statements and exposure to risks. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued guidance establishing general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, new guidance was issued which removes the requirement for public companies to disclose the date through which subsequent events were reviewed. This guidance was effective upon issuance and has been adopted by the Company.

3.	Relationship with Motorola, Inc.

The Company designs, manufactures, sells and services wireless mobile devices with integrated software and accessory products to other Motorola, Inc. businesses. The Company’s net revenues generated from sales to other Motorola, Inc. businesses included in net revenues in the Company’s combined statement of operations were $45 million, $53 million and $56 million for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable from sales to other Motorola, Inc. businesses were $6 million and $8 million as of December 31, 2009 and 2008, respectively, and are included in Accounts receivable in the Company’s combined balance sheets. Accounts payable from purchases from other Motorola, Inc. businesses were $1 million as of both December 31, 2009 and 2008, and are included in Accounts payable in the Company’s combined balance sheets.

The combined statements of operations include expense allocations for certain corporate functions historically provided by Motorola, Inc., including:

Leveraged services expenses: Represents costs related to corporate functions such as information technology (“IT”), real estate, accounting, treasury, tax, legal, human resources and other services. The allocation is based on the level of services received by the Company in proportion to the total services provided by each functional area. These allocations are reflected in Costs of sales, Selling, general and administrative expenses and Research and development expenditures in the Company’s combined statements of operations.

The allocation of IT costs is primarily based on the number of system users, the allocation of real estate costs is based on the amount of square footage occupied, and the allocation of human resources costs is based on employee headcount. The allocation of the cost of all other services is based on the specific level of effort or a three-part formula that averages the relative percentage of the Company’s net revenues, payroll and net property, plant and equipment/inventory to the respective Motorola, Inc. totals.

Employee benefits and incentives: Represents fringe benefit costs and other employee benefits and incentives. Fringe benefits include 401(k) match and profit sharing, pension plan, retiree health care and group healthcare costs. Such costs are allocated to the Company as follows:

•	401(k) and other defined contribution plans based on contributions made by Motorola, Inc. to plan participants employed at the Company

•	Defined benefit pension plans based on eligible compensation of plan participants employed at the Company

•	Retiree health care based on eligible years of service

•	Group health care benefits based on employee headcount

Such amounts are reflected in Costs of sales, Selling, general and administrative expenses and Research and development expenditures within the Company’s combined statements of operations. Other employee benefits and incentives include officers and supplemental pension, share-based compensation and incentive program costs. These costs are allocated on a specific employee identification basis with a proportional allocation of corporate employee related costs. These costs are reflected in Costs of sales, Selling, general and administrative expenses, and Research and development expenditures in the Company’s combined statements of operations.

Basic research: Represents costs of basic long-term research conducted by certain engineers in Motorola, Inc.’s corporate functions. The allocation is based on a three-part formula that averages the relative percentage of the Company’s net revenues, payroll, and net property, plant and equipment/inventory to the respective total Motorola, Inc. amounts. These amounts are reflected in Research and development expenditures in the Company’s combined statements of operations. Beginning in 2008 and continuing in 2009, certain engineers in Motorola, Inc.’s corporate functions were transferred to the Company’s businesses.

Interest expense (income): Represents the interest income primarily earned by Motorola, Inc. from the consolidated cash and cash equivalent balances and the investment returns held in Motorola Inc.’s Sigma Fund, as well as the interest expense primarily recognized by Motorola, Inc. for its outstanding long-term debt. The allocation is based on the Company’s total assets as a percentage of the respective Motorola, Inc. total assets, less cash and cash equivalents and Sigma Fund included in Motorola, Inc.’s consolidated balance sheets. These amounts are reflected in Interest income (expense), net within Other income (expense), in the Company’s combined statements of operations.

The following table presents the expense (income) allocations reflected in the Company’s combined statements of operations:

Years Ended December 31	2009	2008	2007
Leveraged services expenses	$615	$952	$718
Employee benefits and incentives	372	382	458
Basic research	11	38	92
Interest expense (income)	43	(24)	(15)

	$1,041	$1,348	$1,253

The Company and Motorola, Inc. consider these leveraged services expenses, employee benefits and incentives, basic research and interest expense (income) allocations to be a reasonable reflection of the utilization of services provided.

Motorola, Inc. primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola, Inc. reflected as equity transactions in Owner’s net investment in the Company’s combined balance sheets. Types of intercompany transactions between the Company and Motorola, Inc. include: (i) cash deposits from the Company’s businesses which are transferred to Motorola, Inc. on a regular basis, (ii) cash borrowings from Motorola, Inc. used to fund operations, capital expenditures, or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of Motorola, Inc.’s corporate expenses identified above.

Motorola, Inc. owns many of its major facilities and identifies a landlord for each facility based on the primary resident of the facility. At December 31, 2009 and 2008, $163 million and $167 million, respectively, were allocated to the Company’s combined balance sheets for certain facility assets where the Company occupies space within the facility, but is not the landlord of the facility. The allocation is based on the estimated square footage occupied by the Company’s employees as a percentage of the total square footage of the facility.

When necessary, Motorola, Inc. has provided the Company funds for its operating cash needs. The Company’s funds in excess of working capital needs have been advanced to Motorola, Inc. Intercompany accounts are maintained for such borrowings that occur between the Company’s operations and Motorola, Inc. For purposes of the combined statements of cash flows, the Company reflects intercompany activity as a financing activity.

In conjunction with the Separation, as of July 31, 2010 the Company entered into a series of agreements with Motorola, Inc. which are intended to govern the relationship between the Company and Motorola, Inc. going forward. These agreements include a Master Separation and Distribution Agreement, intellectual property agreements, a trademark license agreement, a tax sharing agreement and an employee matters agreement. The Company also intends to enter into other related agreements with Motorola, Inc., including transition services agreements.

The terms of the Master Separation and Distribution Agreement with Motorola, Inc., provide that the net amount due from the Company to Motorola, Inc. at the closing date of the Separation, will remain classified as equity forming a part of the continuing equity of the Company. Amounts due from/to Motorola, Inc. arising from transactions subsequent to the Separation, will be recorded within due to/from Motorola, Inc., net, as these amounts will be settled in cash.

The following is a reconciliation of the amounts presented as Net transfers from Motorola, Inc. on the combined statements of business equity to the corresponding amounts presented on the combined statements of cash flows:

Year Ended December 31,	2009	2008	2007
Net transfers from Motorola, Inc. per combined statements of business equity	$1,645	$1,102	$1,384
Allocation of stock compensation expense from Motorola, Inc.	(166)	(147)	(157)
Non-cash transfers of assets and liabilities to (from) Motorola, Inc., net*	(293)	343	(463)

Net transfers from Motorola, Inc. per combined statements of cash flows	$1,186	$1,298	$764

*	Non-cash transfers consists primarily of changes in allocated income tax balances and other Corporate assets and liabilities.

4.	Other Financial Data

Statements of Operations Information

Other Charges

Other charges included in Operating loss consist of the following:

Years Ended December 31	2009	2008	2007
Other charges:
Reorganization of businesses	$155	$151	$135
Intangible asset amortization	57	64	88
Goodwill impairment	—	55	—
Intangible asset impairments	—	13	88
Legal settlements	75	—	—

	$287	$283	$311

Other Income (Expense)

Interest income (expense), net, and Other, net, both included in Other income (expense), consist of the following:

Years Ended December 31	2009	2008	2007
Interest income (expense), net:
Interest expense	$(70)	$(71)	$(150)
Interest income	29	99	182

	$(41)	$28	$32

Other, net:
Investment impairments	$(11)	$(36)	$(2)
Foreign currency gain (loss)	(45)	(67)	13
U.S. pension plan freeze curtailment gain	—	99	—
Liability extinguishment gain	—	56	—
Other	7	12	7

	$(49)	$64	$18

Balance Sheet Information

Investments

Investments consist of the following:

	Recorded Value		Less		Cost Basis
December 31, 2009	Short-term Investments	Investments	Unrealized Gains	Unrealized Losses
Available-for-sale securities:
Common stock and equivalents	$—	$21	$14	$—	$7
Other securities, at cost	—	10	—	—	10
Equity method investments	—	26	—	—	26

	$—	$57	$14	$—	$43

	Recorded Value		Less		Cost Basis
December 31, 2008	Short-term Investments	Investments	Unrealized Gains	Unrealized Losses
Certificates of deposit	$29	$—	$—	$—	$29
Available-for-sale securities:
Common stock and equivalents	—	19	5	—	14
Other securities, at cost	—	21	—	—	21
Equity method investments	—	27	—	—	27

	$29	$67	$5	$—	$91

At December 31, 2009, the Company had no short-term investments (which are highly-liquid fixed-income investments with an original maturity greater than three months but less than one year), compared to $29 million at December 31, 2008.

At December 31, 2009, the Company’s available-for-sale securities portfolio had an approximate fair market value of $21 million, which represented a cost basis of $7 million and a net unrealized gain of $14 million. At December 31, 2008, the Company’s available-for-sale securities portfolio had an approximate fair market value of $19 million, which represented a cost basis of $14 million and a net unrealized gain of $5 million.

During the years ended December 31, 2009, 2008 and 2007, the Company recorded investment impairment charges of $11 million, $36 million and $2 million, respectively, representing other-than-temporary declines in the value of the Company’s available-for-sale investment portfolio. Investment impairment charges are included in Other, net, within Other income (expense) in the Company’s combined statements of operations.

Gains (losses) on sales of investments and business, net, included in other income (expense), consists of the following:

Years Ended December 31	2009	2008	2007
Gains (losses) on sales of investments, net	$(1)	$11	$2
Loss on sale of business, net	(33)	—	—

	$(34)	$11	$2

During the year ended December 31, 2009, the $34 million of net loss primarily relates to sales of a specific business in the Mobile Device business. During the year ended December 31, 2008 and 2007, the $11 million and $2 million, respectively, of net gains primarily related to sales of a number of the Company’s equity investments.

Accounts Receivable

Accounts receivable, net, consists of the following:

December 31	2009	2008
Accounts receivable	$1,400	$1,366
Less allowance for doubtful accounts	(59)	(97)

	$1,341	$1,269

Inventories

Inventories, net, consists of the following:

December 31	2009	2008
Finished goods	$542	$1,112
Work-in-process and production materials	680	1,206

	1,222	2,318
Less inventory reserves	(534)	(472)

	$688	$1,846

During the year ended December 31, 2008, the Company recorded a charge of $291 million to costs of sales for excess inventory due to a decision to consolidate software and silicon platforms in the Mobile Devices business.

Other Current Assets

Other current assets consists of the following:

December 31	2009	2008
Contractor receivables	$308	$346
Deferred costs	164	113
Tax refunds receivable	87	68
Royalty license arrangements	48	58
Value-added tax refunds receivable	26	48
Other	52	40

	$685	$673

Property, Plant and Equipment

Property, plant and equipment, net, consists of the following:

December 31	2009	2008
Land	$37	$47
Buildings	627	714
Machinery and equipment	1,615	1,940

	2,279	2,701
Less accumulated depreciation	(1,472)	(1,727)

	$807	$974

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $154 million, $163 million and $186 million, respectively.

Other Assets

Other assets consists of the following:

December 31	2009	2008
Deferred costs	$285	$222
Royalty license arrangements	250	289
Intangible assets, net of accumulated amortization of $554 and $506	138	196
Value-added tax refunds receivable	118	113
Other	42	33

	$833	$853

Accrued Liabilities

Accrued liabilities consists of the following:

December 31	2009	2008
Deferred revenue	$303	$229
Contractor payables	226	300
Customer reserves	224	377
Compensation	169	196
Warranty reserves	156	215
Royalty license arrangements	133	332
Exit cost and employee separation accruals	72	166
Tax liabilities	115	279
Purchase commitment payable	—	150
Other	464	557

	$1,862	$2,801

Other Liabilities

Other liabilities consists of the following:

December 31	2009	2008
Deferred revenue	$327	$227
Deferred income taxes	74	115
Capital lease obligation	56	57
Unrecognized tax benefits	35	99
Other	135	123

	$627	$621

5.	Risk Management

Derivative Financial Instruments

Foreign Currency Risk

The Company uses financial instruments to reduce its overall exposure to the effects of currency fluctuations on cash flows. All hedge transactions are executed by Motorola, Inc. Historically, the Company had its exposures managed by Motorola, Inc., and Motorola, Inc.’s program viewed the consolidated exposures of all of the businesses of Motorola, Inc. The Company’s policy prohibits speculation in financial instruments for profit on exchange rate price fluctuations, trading in currencies for which there are no underlying exposures, or entering into transactions for any currency to intentionally increase the underlying exposure. Instruments that are designated as part of a hedging relationship must be effective at reducing the risk associated with the exposure being hedged and are designated as part of a hedging relationship at the inception of the contract. Accordingly, changes in the market values of hedge instruments must be highly correlated with changes in market values of the underlying hedged items both at the inception of the hedge and over the life of the hedge contract.

The Company’s strategy related to foreign exchange exposure management is to offset the gains or losses on the financial instruments against losses or gains on the underlying operational cash flows or investments based on the operating business units’ assessment of risk. The Company enters into derivative contracts for some of the Company’s non-functional currency receivables and payables, which are primarily denominated in major currencies that can be traded on open markets. The Company typically uses forward contracts and options to hedge these currency exposures. In addition, the Company enters into derivative contracts for some firm commitments and some forecasted transactions, which are designated as part of a hedging relationship if it is determined that the transaction qualifies for hedge accounting under the provisions of the authoritative accounting guidance for derivative instruments and hedging activities. A portion of the Company’s exposure is from currencies that are not traded in liquid markets and these are addressed, to the extent reasonably possible, by managing net asset positions, product pricing and component sourcing.

At December 31, 2009, the Company had outstanding foreign exchange contracts totaling $622 million, compared to $907 million outstanding at December 31, 2008. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should generally offset losses and gains on the underlying assets, liabilities and transactions, except for the ineffective portion of the instruments, which are charged to Other, net within Other income (expense) in the Company’s combined statements of operations.

The following table shows the five largest net notional amounts of the positions to buy or sell foreign currency as of December 31, 2009 and the corresponding positions as of December 31, 2008:

	Notional Amount
Net Buy (Sell) by Currency	December 31, 2009	December 31, 2008
Brazilian Real	$(348)	$(305)
Chinese Renminbi	63	205
Singapore Dollar	44	54
Canadian Dollar	43	32
Korean Won	(38)	(47)

The Company did not have any fair value hedge activity during 2009. For each of the three years ended December 31, 2009, 2008 and 2007, income (loss) representing the ineffective portion of changes in the fair value of cash flow hedge positions was de minimis. These amounts are included in Other, net within Other income (expense) in the Company’s combined statements of operations. The above amounts include the change in the fair value of derivative contracts related to the changes in the difference between the spot price and the forward price. These amounts are excluded from the measure of effectiveness. Expense (income) related to cash flow hedges that were discontinued for the years ended December 31, 2009, 2008 and 2007 are included in the amounts noted above.

During the years ended December 31, 2009, 2008 and 2007, income (expense) of $(8) million, $7 million and $(19) million, respectively, was reclassified from equity to earnings in the Company’s combined statements of operations.

At December 31, 2009, the maximum term of derivative instruments that hedge forecasted transactions was six months. The weighted-average duration of the Company’s derivative instruments that hedge forecasted transactions was four months.

Counterparty Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk in the event of nonperformance by counterparties. However, the risk is limited to the fair value of the instruments when the derivative is in an asset position. Motorola, Inc. actively monitors its exposure to credit risk. At the present time, all of the counterparties have investment grade credit ratings. The Company is not exposed to material credit risk with any single counterparty.

The following table summarizes the effect of derivative instruments in our combined statements of operations:

Year Ended December 31, 2009	Loss on Derivative Instruments	Statement of Operations Location
Derivatives designated as hedging instruments:
Foreign exchange contracts	$—	Foreign currency income (expense)
Derivatives not designated as hedging instruments:
Foreign exchange contracts	(76)	Other income (expense)

Total derivatives not designated as hedging instruments	$(76)

The following table summarizes the losses recognized in the combined financial statements:

Year Ended December 31, 2009	Foreign Exchange Contracts	Financial Statement Location
Derivatives in cash flow hedging relationships:
Loss recognized in Accumulated other comprehensive income (loss) (effective portion)	$(7)	Accumulated other comprehensive loss
Loss reclassified from Accumulated other comprehensive income (loss) into Net earnings (loss) (effective portion)	(8)	Cost of sales/Revenues
Gain (loss) recognized in Net earnings (loss) on derivative (ineffective portion and amount excluded from effectiveness testing)	—	Other income (expense)

Business Equity

Derivative instruments activity, net of tax, included in Accumulated other comprehensive income (loss) within the combined statements of business equity for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Balance at January 1	$(1)	$—	$9
Increase (decrease) in fair value	(7)	6	(28)
Reclassifications to earnings	8	(7)	19

Balance at December 31	$—	$(1)	$—

Fair Value of Financial Instruments

The Company’s financial instruments include short-term investments, accounts receivable, accounts payable, accrued liabilities, derivative financial instruments and other financing commitments. The Company’s available-for-sale investment portfolios and derivative financial instruments are recorded in the Company’s combined balance sheets at fair value. All other financial instruments are carried at cost, which is not materially different than the instruments’ fair values.

Equity Price Market Risk

At December 31, 2009, the Company’s available-for-sale equity securities portfolio had an approximate fair market value of $21 million, comprised of a cost basis of $7 million and a net unrealized gain of $14 million. These equity securities are held for purposes other than trading.

6.	Income Taxes

Components of earnings (loss) before income taxes are as follows:

Years Ended December 31	2009	2008	2007
United States	$(1,504)	$(2,301)	$(2,322)
Other nations	169	364	1,243

	$(1,335)	$(1,937)	$(1,079)

Components of income tax expense (benefit) are as follows:

Years Ended December 31	2009	2008	2007
United States	$(42)	$(449)	$(357)
Other nations	70	154	244
States (U.S.)	11	17	9

Current income tax expense (benefit)	39	(278)	(104)

United States	11	977	(221)
Other nations	(47)	210	(51)
States (U.S.)	(3)	126	(55)

Deferred income tax expense (benefit)	(39)	1,313	(327)

Total income tax expense (benefit)	$—	$1,035	$(431)

The Company’s operating results have been included in Motorola, Inc.’s consolidated U.S. federal and state income tax returns, as well as included in many of Motorola, Inc.’s tax filings for non-U.S. jurisdictions. The Company’s non-U.S. operations are primarily conducted within Motorola, Inc.’s non-U.S. subsidiaries which share operations with Motorola, Inc.’s other businesses. The provision for income taxes in these combined financial statements has been determined on a separate return basis. The Company’s contribution to Motorola, Inc.’s tax losses and tax credits on a separate return basis has been included in these financial statements. The Company’s separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Motorola, Inc. In many cases tax losses and tax credits generated by the Company have been available for use by Motorola, Inc. and will largely remain with Motorola, Inc. after the Separation.

The deferred tax assets and related valuation allowances in these combined financial statements have been determined on a separate return basis. The assessment of the valuation allowances requires considerable judgment on the part of management, with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. As the Company incurred cumulative taxable losses in the United States over a three year period commencing in 2008, the Company recorded in 2008 a $1.8 billion valuation allowance against the Company’s U.S. deferred tax assets, net of reversing taxable temporary differences. During 2008, the Company also recorded a $208 million valuation allowance against the deferred tax assets of certain foreign operations, based on losses incurred during 2008 and 2007.

In several non-U.S. tax jurisdictions, Motorola, Inc. and the Company have benefited from certain income tax incentives. In some instances Motorola, Inc. has qualified for income tax incentives on a legal entity level and in other instances on a business level. The Company has reviewed whether it likely would have qualified for similar tax incentives on a separate return basis and concluded that, in most cases, the Company would have qualified for the incentives. In one instance, the Company concluded that it would not have qualified for an income tax incentive based on the minimal activity the Company conducted within the entity in relation to the other Motorola, Inc. businesses. The Company reflected no tax benefit for this income tax incentive in its separate return basis tax provisions, resulting in incremental tax cost of $0 million, $2 million and $12 million for the 2009, 2008 and 2007 tax years, respectively.

Differences between income tax expense (benefit) computed at the U.S. federal statutory tax rate of 35% and income tax expense (benefit) are as follows:

Years Ended December 31	2009	2008	2007
Income taxes at statutory rate	$(467)	$(678)	$(378)
Taxes on non-U.S. earnings	(26)	42	(35)
State income taxes	(24)	(36)	(30)
Valuation allowances	489	1,976	5
Goodwill impairment	—	7	—
Tax on undistributed non-U.S. earnings	3	4	21
Other provisions	17	(260)	—
Research credits	(11)	(16)	(20)
Other	19	(4)	6

	$—	$1,035	$(431)

Significant components of deferred tax assets (liabilities) are as follows:

December 31	2009	2008
Inventory	$216	$205
Accrued liabilities and allowances	151	235
Employee benefits	195	141
Capitalized items	696	266
Tax basis differences on investments	27	27
Depreciation tax basis differences on fixed assets	19	23
Undistributed non-U.S. earnings	(131)	(137)
Tax carry forwards	1,637	1,529
Available-for-sale securities	(5)	(2)
Business reorganization	22	35
Warranty and customer reserves	101	140
Deferred revenue and costs	46	52
Valuation allowances	(2,896)	(2,496)
Deferred charges	9	(11)
Other	1	46

	$88	$53

Gross deferred tax assets were $3.4 billion and $3.0 billion at December 31, 2009 and 2008, respectively. Deferred tax assets, net of valuation allowances, were $478 million and $468 million at December 2009 and 2008, respectively. Gross deferred tax liabilities were $390 million and $415 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008 the Company had deferred tax assets for U.S. tax carry forwards, calculated on a separate return basis, of $1.5 billion and $1.4 billion, respectively. The U.S. tax carry forwards are comprised of federal and state tax loss carry forwards, capital loss carry forwards, foreign tax credit and general business tax credit carry forwards. In 2008, the Company recorded a $1.8 billion valuation allowance against its U.S. net deferred tax assets, including deferred tax assets for tax carry forwards, based on the Company’s cumulative U.S. loss position. The increase in the Company’s valuation allowance during 2009, as compared to 2008, is primarily attributable to tax losses and other deferred tax assets being generated in the U.S., where the Company maintains a full valuation allowance. At December 31, 2009 and 2008 certain of the Company’s non-U.S. operations had deferred tax assets from tax loss carry forwards, calculated on a separate return basis, of $172 million and $134 million, respectively. The tax losses primarily relate to operations in China, Brazil and Singapore. In 2008, the Company recorded valuation allowances of $208 million against its net deferred tax assets for its Brazil and China operations, based on the Company’s recent losses and China’s relatively short five year tax loss carry forward period. The Company feels that it is more likely than not that the remaining net deferred tax assets are recoverable.

Motorola, Inc. adopted FIN 48 on January 1, 2007. The Company’s unrecognized tax benefits have been determined on a separate return basis. The Company records interest and penalties associated with unrecognized tax benefits as a component of interest expense and other expenses, respectively. The Company’s interest accrual on unrecognized tax benefits was determined based on an allocation of Motorola, Inc.’s interest accrual on unrecognized tax benefits.

A roll forward of unrecognized tax benefits is as follows:

	2009	2008
Balance at January 1	$467	$746
Additions based on tax positions related to current year	15	25
Additions for tax positions of prior years	39	92
Reductions for tax positions of prior years	(53)	(391)
Settlements	(232)	(5)

Balance at December 31	$236	$467

Included in the balance of total unrecognized tax benefits at December 31, 2009 are potential tax benefits of approximately $100 million, net of federal tax benefits and changes to valuation allowances, that if recognized would affect the effective tax rate.

Based on the potential outcome of Motorola, Inc.’s global tax examinations, the expiration of the statute of limitations for specific jurisdictions, or the continued ability to satisfy tax incentive obligations, it is reasonably possible that the unrecognized tax benefits allocated to the Company will change within the next 12 months. The associated net tax impact on the effective tax rate, exclusive of valuation allowances changes, is estimated to be in the range of a $40 million tax charge to a $125 million tax benefit, with cash payments in the range of $0 to $80 million.

The Company’s U.S. operations are included in Motorola, Inc.’s U.S. Federal consolidated income tax returns which are examined by the Internal Revenue Service (“IRS”). During the second quarter of 2009, Motorola, Inc. concluded its IRS audits for the tax years 1996-2003. As a result of the foregoing and resolution of certain non-U.S. audits, the Company reduced its unrecognized tax benefits by $232 million. In the fourth quarter of 2009, the Company recognized $16 million of previously unrecognized tax benefits, which resulted from the favorable resolution of a matter with non-U.S. tax authorities.

Management expects the terms of the tax sharing agreement to be entered into with Motorola, Inc. to provide that the Company will not be responsible for any unrecognized tax benefits and related interest and penalties that are attributable to the Company while the Company shared in income tax filings with Motorola, Inc. The Company will be responsible for unrecognized tax benefits and related interest and penalties for periods it did not share in income tax filings with Motorola, Inc. or in cases where the Company will take existing Motorola, Inc. entities upon Separation. Substantially all of the Company’s unrecognized tax benefits and related interest and penalties are expected to remain with Motorola, Inc.

7.	Employee Benefits

The combined statements of operations include expense allocations for certain fringe benefit costs and other employee benefits historically provided by Motorola, Inc., including costs related to the defined benefit and defined contribution pension plan, the postretirement health care plan, 401(k) match and profit sharing, group health care benefits, restricted stock compensation and other incentive programs. Such costs are allocated to the Company as follows:

•	401(k) and other defined contribution plans based on contributions made by Motorola, Inc. to participants employed at the Company

•	Defined benefit pension plans based on eligible compensation of plan participants employed at the Company

•	Retiree health care based on eligible years of service

•	Group health care benefits based on employee headcount

These costs are reflected in Costs of sales, Selling, general and administrative expenses, and Research and development expenditures in the Company’s combined statements of operations. Total employee benefit costs allocated to the Company were $328 million, $351 million and $395 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Retirement Benefit Plans

Defined Benefit Pension Plans

The Company’s employees participate in various Motorola, Inc. retirement benefit plans, including: (i) the noncontributory pension (“Regular Pension Plan”), covering U.S. employees; (ii) the noncontributory supplemental Officers’ Plan (“Officers’ Plan”), covering U.S. employees; (iii) the noncontributory Motorola Supplemental Pension Plan (“MSPP”), covering U.S. employees; and (iv) various non-U.S. pension benefit plans.

The Officers’ Plan contains provisions for vesting and funding the participants’ expected retirement benefits when the participants meet the minimum age and years of service requirements. Elected officers who were not yet vested in the Officers’ Plan as of December 31, 1999 had the option to remain in the Officers’ Plan or elect to have their benefit bought out in RSUs. Effective January 1, 2000, newly elected officers are not eligible to participate in the Officers’ Plan. Effective June 30, 2005, salaries were frozen for this plan.

Motorola, Inc. has an additional noncontributory supplemental retirement benefit plan, the MSPP, which provides supplemental benefits to individuals by replacing the Regular Pension Plan benefits that are lost by such individuals under the retirement formula due to application of the limitations imposed by the Internal Revenue Code. Elected officers who are covered under the Officers’ Plan or who participated in the restricted stock buy-out are not eligible to participate in the MSPP. Effective January 1, 2007, eligible compensation was capped at the IRS limit plus $175,000 (the “Cap”) or, for those already in excess of the Cap as of January 1, 2007, the eligible compensation used to compute such employee’s MSPP benefit for all future years will be the greater of: (i) such employee’s eligible compensation as of January 1, 2007 (frozen at that amount), or (ii) the relevant Cap for the given year. Additionally, effective January 1, 2009, the MSPP was frozen to new participants unless such participation was due to a prior contractual entitlement.

In February 2007, Motorola, Inc. amended the Regular Pension Plan and the MSPP, modifying the definition of average earnings. For the years ended prior to and including December 31, 2007, benefits were calculated using the rolling average of the highest annual earnings in any five years within the previous ten calendar year period. Beginning in January 2008, the benefit calculation was based on the set of the five highest years of earnings within the ten calendar years prior to December 31, 2007, averaged with earnings from each year after 2007. Also, effective January 2008, Motorola, Inc. amended the Regular Pension Plan, modifying the vesting period from five years to three years.

In December 2008, Motorola, Inc. amended the Regular Pension Plan, the Officers’ Plan and the MSPP. Effective March 1, 2009, (i) no participant shall accrue any benefit or additional benefit on and after March 1, 2009, and (ii) no compensation increases earned by a participant on and after March 1, 2009 shall be used to compute any accrued benefit. Additionally, no service performed on and after March 1, 2009, shall be considered service for any purpose under the MSPP. Motorola, Inc. allocated $99 million to the Company for the curtailment gain associated with this plan amendment. The amount of the curtailment gain allocated to the Company was based on the amount of pension expense allocated to the Company during 2008.

Various pension benefit plans are offered by Motorola, Inc. subsidiaries to non-U.S. employees. The Company’s non-U.S. employees participate in several of these plans.

Motorola, Inc. manages its worldwide pension benefit plans on a consolidated basis and separate Company information is not readily available. Therefore, the Company’s share of the Motorola, Inc. plans’ assets and liabilities are not included in the Company’s combined balance sheet. The combined statements of operations include an allocation of Motorola, Inc.’s costs of these employee benefit plans of $46 million, $40 million, and $103 million for the years ended December 31, 2009, 2008 and 2007, respectively. These costs were allocated to the Company based on the proportionate share of eligible compensation of the Company’s participants as well as an allocation of corporate employees’ eligible compensation.

In addition to Motorola, Inc.’s non-U.S. pension plans, the Company has a pension plan in Taiwan acquired through a prior acquisition. The Company’s combined balance sheet includes a liability related to this plan of $20 million and $18 million as of December 31, 2009 and December 31, 2008, respectively. The Company’s combined statements of operations include expense of $2 million in each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Postretirement Health Care Benefits Plan

Certain retiree medical benefits are available to eligible U.S. employees meeting certain age and service requirements upon termination of employment through the Motorola, Inc. Postretirement Health Care Benefits Plan.

Motorola, Inc. manages its Postretirement Health Care Benefits Plan on a consolidated basis and separate Company information is not readily available. Therefore, the Company’s share of the Motorola, Inc. Postretirement Health Care Benefits Plan’s assets and liabilities are not included in the Company’s combined balance sheet. The combined statements of operations include an allocation of postretirement health care costs of $6 million, $4 million and $5 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to this plan. These costs were allocated to the Company based on the Company’s participants’ eligible years of service and a proportionate share of the cost of corporate employees.

Defined Contribution Plans

Motorola, Inc. and certain of its subsidiaries have various defined contribution plans, in which all eligible employees participate. In the U.S., the 401(k) plan is a contributory plan. Matching contributions are based upon the amount of the employees’ contributions. Effective January 1, 2005, newly hired employees had a higher maximum matching contribution at 4% on the first 5% of employee contributions, compared to 3% on the first 6% of employee contributions for employees hired prior to January 2005. Effective January 1, 2009, Motorola, Inc. temporarily suspended all matching contributions to the Motorola 401(k) plan. Matching contributions were reinstated as of July 1, 2010 at a rate of 4% on the first 4% of employee contributions. The maximum matching contributions for 2010 will be pro-rated to account for the number of months remaining in the year.

The Company’s expenses, primarily relating to the employer match, for all defined contribution plans, for the years ended December 31, 2009, 2008 and 2007 were $5 million, $38 million and $34 million, respectively. These costs were allocated to the Company based on contributions made by the Company’s participants as well as a proportionate share of corporate employee contributions.

8.	Share-Based Compensation Plans and Other Incentive Plans

Motorola, Inc. maintains several incentive plans for the benefit of its officers, directors and employees, including the Company’s employees. The following disclosures represent the Company’s portion of the plans maintained by Motorola, Inc., in which the Company’s employees participated. All awards granted under the plans consist of Motorola, Inc. common shares. As such, all related equity account balances are reflected in Motorola, Inc.’s consolidated statements of stockholders’ equity and have not been reflected in the Company’s combined financial statements. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly traded company for the periods presented.

Stock Options, Stock Appreciation Rights and Employee Stock Purchase Plan

Under the Motorola, Inc. employee stock purchase plan, eligible participants have been allowed to purchase shares of Motorola, Inc.’s common stock through payroll deductions of up to 10% of compensation on an after-tax basis. The price an employee pays per share is 85% of the lower of the fair market value of Motorola, Inc.’s stock on the close of the first trading day or last trading day of the purchase period. The plan has two purchase periods, the first one from October 1 through March 31 and the second one from April 1 through September 30. For the years ended December 31, 2009, 2008 and 2007, the Company’s employees purchased 8.6 million, 4.4 million and 2.1 million shares of Motorola, Inc. common stock, respectively, at purchase prices of $3.60 and $3.68, $7.91 and $6.07, and $14.93 and $15.02, respectively.

Under Motorola, Inc.’s stock option plans, options or SARs to acquire shares of Motorola, Inc. common stock have been made available for grant to certain employees. Each option or SAR granted has an exercise price of 100% of the market value of the common stock on the date of grant. Option or SAR awards have a contractual life of five to ten years and vest over two to four years. Stock options and stock appreciation rights assumed or replaced with comparable stock options or stock appreciation rights in conjunction with a change in control only become exercisable due to the change in control if the holder is also involuntarily terminated (for a reason other than cause) or quits for good reason within 24 months of a change in control.

Motorola, Inc. calculates the fair value of each employee stock option, estimated on the date of grant, using the Black-Scholes option pricing model. The weighted-average estimated fair value of employee stock options granted during 2009, 2008 and 2007 was $2.78, $3.47 and $5.95, respectively, using the following weighted-average assumptions:

	2009	2008	2007
Expected volatility	57.1%	56.4%	28.3%
Risk-free interest rate	1.9%	2.4%	4.5%
Dividend yield	0.0%	2.7%	1.1%
Expected life (years)	3.9	5.5	6.5

Motorola, Inc. uses the implied volatility for traded options on Motorola, Inc.’s stock as the expected volatility assumption required in the Black-Scholes model. The selection of the implied volatility approach was based upon the availability of actively traded options on Motorola, Inc.’s stock and its assessment that implied volatility is more representative of future stock price trends than historical volatility.

The risk-free interest rate assumption is based upon the average daily closing rates during the year for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on Motorola, Inc.’s future expectation of dividend payouts. The expected life of employee stock options represents the average of the contractual term of the options and the weighted-average vesting period for all option tranches.

Motorola, Inc. has applied a forfeiture rate, estimated based on historical data, of 13%–45% to the option fair value calculated by the Black-Scholes option pricing model. This estimated forfeiture rate is applied to grants based on their remaining vesting term and may be revised in subsequent periods if actual forfeitures differ from this estimate.

Stock option activity for 2009 for the Company’s employees was as follows (in thousands, except exercise price and employee data):

	Shares Subject to Options	Wtd. Avg. Exercise Price
Options outstanding at January 1, 2009	74,120	$16
Options granted	25,970	6
Options exercised	(284)	6
Options terminated, canceled or expired	(41,115)	19

Options outstanding at December 31, 2009	58,691	9

Options exercisable at December 31, 2009	19,465	12
Number of employees granted options	7,847

At December 31, 2009, Motorola, Inc. had $104 million of total unrecognized compensation expense, net of estimated forfeitures, related to the Company’s employees under Motorola, Inc.’s stock option and employee stock purchase plan which will be recognized over the weighted average period of approximately two years. For the year ended December 31, 2009, the total intrinsic value of options exercised by the Company’s employees was de minimis compared to $1 million and $33 million for the years ended December 31, 2008 and 2007, respectively. The aggregate intrinsic value for options outstanding and exercisable by the Company’s employees as of December 31, 2009 was $52 million and $7 million, respectively, based on a December 31, 2009 stock price of $7.76 per share. Cash received from stock option exercises by the Company’s employees is reflected in the financial statements of Motorola, Inc. and has no impact on the combined financial statements of the Company.

On May 14, 2009, Motorola, Inc. initiated a tender offer for certain eligible employees (excluding executive officers and directors) to exchange certain out-of-the-money options for new options with an exercise price equal to the fair market value of Motorola, Inc.’s stock as of the grant date. In order to be eligible for the exchange, the options had to have been granted prior to June 1, 2007, expire after December 31, 2009 and have an exercise price equal to or greater than $12.00. The offering period closed on June 12, 2009. On that date, 34 million options were tendered by the Company’s employees and exchanged for 15 million new options with an exercise price of $6.73 and a ratable annual vesting period over two years. The exchange program was designed so that the fair market value of the new options would not be greater than the fair market value of the options exchanged. The resulting incremental compensation expense was not material to the Company’s combined financial statements.

The following table summarizes information about stock options held by the Company’s employees that were outstanding and exercisable by the Company’s employees at December 31, 2009 (in thousands, except exercise price and years):

	Options Outstanding			Options Exercisable
Exercise price range	No. of options	Wtd. avg. Exercise Price	Wtd. avg. contractual life (in yrs.)	No. of options	Wtd. avg. Exercise Price
Under $7	26,677	$6	8	1,651	$5
$7-$13	26,165	10	7	12,742	9
$14-$20	4,143	17	5	3,477	16
$21-$27	571	21	6	460	21
$28-$34	50	32	0	50	32
$35-$41	1,083	40	5	1,083	40
$42-$49	2	49	0	2	49

	58,691			19,465

The weighted-average contractual life for options outstanding and exercisable as of December 31, 2009 was seven years and five years, respectively.

Restricted Stock Units

RSU grants consist of shares or the rights to shares of Motorola, Inc.’s common stock which were awarded to the Company’s employees. The grants are restricted such that they are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the employee. Shares of RSUs held by the Company’s employees that are assumed or replaced with comparable shares of RSUs in conjunction with a change in control will only have the lapse of restrictions accelerated if the holder is also involuntarily terminated (for a reason other than cause) or quits for good reason within 24 months of a change in control.

RSU activity for the Company’s employees during 2009 was as follows (in thousands, except fair value and employee data):

	RSUs	Wtd. Avg. Grant Date Fair Value
RSUs outstanding at January 1, 2009	14,266	$11
Granted	13,710	6
Vested	(3,556)	11
Terminated or canceled	(2,540)	9

RSUs outstanding at December 31, 2009	21,880	8
Number of employees granted RSUs	9,999

At December 31, 2009, $112 million of total unrecognized compensation expense, net of estimated forfeitures, related to the Company’s employees will be recognized over the weighted average period of approximately three years. The total fair value of RSU shares vested during the years ended December 31, 2009, 2008 and 2007 was $22 million, $4 million and $2 million, respectively. The aggregate fair value of outstanding RSUs as of December 31, 2009 was $170 million.

Total Share-Based Compensation Expense

Compensation expense for Motorola, Inc.’s employee stock options, SARs, employee stock purchase plans, restricted stock and RSUs related to the Company’s employees, as well as allocated compensation expense from Motorola, Inc.’s corporate functions, was as follows:

Years Ended December 31	2009	2008	2007
Share-based compensation expense included in:
Costs of sales	$15	$14	$14
Selling, general and administrative expenses	99	87	101
Research and development expenditures	52	46	42

Share-based compensation expense included in Operating loss	166	147	157
Tax benefit	—	43	52

Share-based compensation expense, net of tax	$166	$104	$105

A portion of Motorola, Inc.’s share-based compensation expense has been allocated to the Company based on the awards granted to the Company’s employees and based on a three-part formula that averages the relative percentage of the Company’s net revenues, payroll and net property, plant and equipment/inventory to the respective total Motorola, Inc. amounts for awards granted to Motorola, Inc.’s corporate employees.

Motorola Incentive Plan

The Motorola Incentive Plan provides eligible employees with an annual payment, calculated as a percentage of an employee’s eligible earnings, in the year after the close of the current calendar year if specified goals are met. The Company’s provisions for awards under these incentive plans for the years ended December 31, 2009, 2008 and 2007 were $57 million, $53 million and $38 million, respectively.

Long-Range Incentive Plan

The Long-Range Incentive Plan (“LRIP”) rewards participating elected officers for Motorola, Inc.’s achievement of specified business goals during the period, based on performance objectives measured over three-year cycles. The combined statements of operations include an allocation of the costs of the LRIP with such amounts allocated to the Company based on specific identification of the Company’s employees. The provision for LRIP (net of the reversals of previously recognized reserves) for the years ended December 31, 2009, 2008 and 2007 was $5 million, $(8) million and $(5) million, respectively.

On April 21, 2008, the Compensation and Leadership Committee of the Board of Directors of Motorola, Inc. approved the cancellation of the 2006-2008 performance cycle and the 2007-2009 performance cycle under Motorola’s Long-Range Incentive Plan of 2006 without the payment of awards for such performance cycles, as reported on Motorola, Inc.’s Form 8-K, filed April 25, 2008.

9.	Fair Value Measurements

Motorola, Inc. adopted new accounting guidance on measuring fair value on January 1, 2008 for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. This does not change the accounting for those instruments that were, under previous U.S. GAAP, accounted for at cost or contract value. The Company had no non-financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2009.

The guidance specifies a hierarchy of valuation techniques based on whether the inputs to each measurement are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions about current market conditions. The prescribed fair value hierarchy and related valuation methodologies are as follows:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3—Valuations derived from valuation techniques, in which one or more significant inputs are unobservable.

The fair values of the Company’s financial assets and liabilities by level in the fair value hierarchy as of December 31, 2009 and 2008 were as follows:

	Level 1	Level 2	Level 3	Total
Common stock and equivalents:
December 31, 2009	$21	$—	$—	$21
December 31, 2008	19	—	—	19

Valuation Methodologies

Level 1—Quoted market prices in active markets are available for investments in common stock and equivalents. As such, these investments are classified within Level 1.

10.	Sales of Receivables

Motorola, Inc. sells accounts receivable generated from its business units to third-parties in transactions that qualify as “true-sales.” The Company’s businesses currently participate in this activity by transferring certain of their accounts receivable balances to Motorola, Inc.

Total accounts receivable sold by the Company were $803 million for the year ended December 31, 2009, compared to $2.6 billion for the year ended December 31, 2008 and $3.8 billion for the year ended December 31, 2007. As of December 31, 2009, there were $71 million of accounts receivable outstanding under these programs for which the Company retained servicing obligations, compared to $386 million at December 31, 2008.

11.	Commitments and Contingencies

Legal

The Company is involved in various lawsuits, claims and investigations arising in the normal course of business and relating to the Company’s business. The Company will assume the defense and/or liability for such cases from Motorola, Inc. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s combined financial position, liquidity or results of operations. However, an unfavorable resolution could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved.

Other

Leases: Motorola, Inc. owns many of its major facilities and leases certain office, factory and warehouse space, land, and information technology and other equipment under principally non-cancelable operating leases. Motorola, Inc. identifies a landlord for each facility based on the primary resident of the facility. Motorola, Inc. allocates a portion of its facility and lease expenses to the Company based on the square footage occupied by employees of the Company; such allocation is included in the Company’s combined statements of operations. Total rental expense, primarily comprised of facilities rental expense, net of sublease income, for the years ended December 31, 2009, 2008 and 2007 was $62 million, $72 million and $71 million, respectively.

At December 31, 2009, future minimum lease obligations, primarily comprised of obligations for facilities in which the Company was deemed to be the primary resident, net of minimum sublease rentals, for the next five years and beyond are as follows: 2010—$62 million; 2011—$52 million; 2012—$37 million; 2013—$21 million; 2014—$16 million; beyond—$57 million. Actual results may differ significantly from these estimates.

Indemnifications: In addition, the Company may provide indemnifications for losses that result from the breach of general warranties contained in certain commercial and intellectual property agreements. Historically, the Company has not made significant payments under these indemnifications. However, there is an increasing risk in relation to patent indemnities given the current legal climate.

In indemnification cases, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements for indemnification based on breach of representations and warranties are generally limited in terms of duration, and are for amounts not in excess of the contract value over the life of the contract, except with respect to certain intellectual property infringement claims. In some instances, the Company may have recourse against third-parties for certain payments made by the Company.

The Company (and its subsidiaries and businesses) is also a party to a variety of agreements pursuant to which it is obligated to indemnify the other party with respect to certain matters. Some of these obligations arise as a result of divestitures of the Company’s assets or businesses and require the Company to hold the other party harmless against losses arising from the settlement of these pending obligations. The total amount of indemnification under these types of provisions is $6 million, of which the amount accrued by the Company as of December 31, 2009 for potential claims under these provisions was de minimis.

Other: During 2009, the Company recorded a $75 million charge for a legal settlement. During 2008, the Company recorded a $150 million charge related to the settlement of a purchase commitment. During 2007, the Company recorded a $277 million charge for a legal settlement.

12.	Information by Segment and Geographic Region

The Company reports financial results for the following business segments:

•

The Mobile Devices segment designs, manufactures, sells and services wireless mobile devices, including smartphones, with integrated software and accessory products, and licenses intellectual property.

•

The Home segment designs, manufactures, sells, installs and services set-top boxes for digital video, Internet Protocol (“IP”) video, satellite and terrestrial broadcast networks, end-to-end digital video and Internet protocol television (“IPTV”) distribution systems, broadband access network infrastructure platforms, and associated data and voice customer premises equipment and associated software solutions to cable television (“TV”) and telecommunication service providers.

Segment operating results are measured based on operating earnings adjusted, if necessary, for certain segment-specific items and Motorola, Inc. corporate function allocations. Intersegment and intergeographic revenues are accounted for on an arm’s-length pricing basis. The Company had no intersegment revenues for the years ended December 31, 2009, 2008 and 2007. Net revenues to other Motorola, Inc. businesses were $45 million, $53 million and $56 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Identifiable assets (excluding intersegment receivables) are the Company’s assets that are identified with classes of similar products or operations in each geographic region.

For the year ended December 31, 2009, approximately 17% of net revenues were from Verizon Communications Inc. (including Verizon Wireless) and approximately 13% of the net revenues were from Sprint Nextel Corporation. For the years ended December 31, 2008 and 2007, approximately 13% and 10%, respectively, of net revenues were from Verizon Communications Inc. (including Verizon Wireless) and approximately 7% and 9%, respectively, of net revenues were from Sprint Nextel Corporation.

Segment information

	Net Revenues			Operating Earnings (Loss)
Years Ended December 31	2009	2008	2007	2009	2008	2007
Mobile Devices	$7,146	$12,187	$19,142	$(1,222)	$(2,391)	$(1,451)
Home	3,904	4,912	4,231	11	351	320

	$11,050	$17,099	$23,373

Operating loss				(1,211)	(2,040)	(1,131)
Total other income (expense)				(124)	103	52

Loss before income taxes				$(1,335)	$(1,937)	$(1,079)

	Assets			Capital Expenditures			Depreciation Expense
Years Ended December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007
Mobile Devices	$2,815	$3,625	$7,462	$35	$84	$132	$104	$117	$146
Home	3,043	3,542	3,634	32	67	63	50	46	40

	$5,858	$7,167	$11,096	$67	$151	$195	$154	$163	$186

Geographic area information

	Net Revenues			Assets			Property, Plant and Equipment, net
Years Ended December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007
United States	$7,039	$9,267	$12,338	$4,244	$4,329	$6,968	$450	$499	$519
China	648	976	1,556	586	920	718	149	182	197
Brazil	661	1,341	1,484	640	731	919	90	98	92
Singapore	27	40	61	330	703	1,500	17	25	31
Other nations, net of eliminations	2,675	5,475	7,934	58	484	991	101	170	192

	$11,050	$17,099	$23,373	$5,858	$7,167	$11,096	$807	$974	$1,031

Net revenues by geographic region are measured by the locale of the end customer.

13.	Reorganization of Businesses

Motorola, Inc. maintains a formal Involuntary Severance Plan (“Severance Plan”), which permits the Company to offer eligible employees severance benefits based on years of service and employment grade level in the event that employment is involuntarily terminated as a result of a reduction-in-force or restructuring. Effective August 1, 2009, Motorola, Inc. amended and restated the Severance Plan. Under the amended Severance Plan, severance benefits will be paid in biweekly installments to impacted employees rather than in lump sum payments. The Company recognizes termination benefits based on formulas per the Severance Plan at the point in time that future settlement is probable and can be reasonably estimated based on estimates prepared at the time a restructuring plan is approved by management. Exit costs consist of future minimum lease payments on vacated facilities and other contractual terminations. At each reporting date, the Company evaluates its accruals for employee separation and exit costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. In these cases, the Company reverses accruals through the combined statements of operations where the original charges were recorded when it is determined they are no longer needed.

2009 Charges

During the year ended December 31, 2009, in light of the macroeconomic decline that adversely affected revenues, the Company continued to implement various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans. The employees affected were located in all geographic regions.

During the year ended December 31, 2009, the Company recorded net reorganization of business charges of $210 million, including $55 million of charges in Costs of sales and $155 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $210 million are charges of $206 million for employee separation costs, $28 million for exit costs and $20 million for fixed asset impairment charges, partially offset by $44 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

Year Ended December 31	2009
Mobile Devices	$192
Home	18

$210

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2009 to December 31, 2009:

2009	Accruals at January 1	Additional Charges	Adjustments	Amount Used	Accruals at December 31
Exit costs	$63	$28	$(8)	$(44)	$39
Employee separation costs	103	206	(32)	(244)	33
	$166	$234	$(40)	$(288)	$72

Exit Costs

At January 1, 2009, the Company had an accrual of $63 million for exit costs attributable to lease terminations. The additional 2009 charges of $28 million were primarily related to the exit of leased facilities and contractual termination costs. The adjustments of $8 million reflect $9 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $44 million used in 2009 reflects cash payments. The remaining accrual of $39 million, which is included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2009, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2009, the Company had an accrual of $103 million for employee separation costs, representing the severance costs for approximately 1,600 employees. The additional 2009 charges of $206 million represent severance costs for approximately an additional 6,300 employees, of which 2,600 are direct employees and 3,700 are indirect employees.

The adjustments of $32 million reflect $35 million of reversals of accruals no longer needed, partially offset by $3 million of foreign currency translation adjustments.

During the year ended December 31, 2009, approximately 7,600 employees, of which 3,500 were direct employees and 4,100 were indirect employees, were separated from the Company. The $244 million used in 2009 reflects cash payments to these separated employees. The remaining accrual of $33 million, which is included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2009, is expected to be paid in 2010 to: (i) severed employees who began receiving payments in 2009, and (ii) approximately 300 employees who will begin receiving payments in 2010.

2008 Charges

During the year ended December 31, 2008, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans, with the majority of the impact in the Mobile Devices segment. The employees affected were located in all regions.

During the year ended December 31, 2008, the Company recorded net reorganization of business charges of $229 million, including $78 million of charges in Costs of sales and $151 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $229 million are charges of

$195 million for employee separation costs, $65 million for exit costs and $3 million for fixed asset impairment charges, partially offset by $34 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

Year Ended December 31	2008
Mobile Devices	$208
Home	21

$229

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2008 to December 31, 2008:

2008	Accruals at January 1	Additional Charges	Adjustments	Amount Used	Accruals at December 31
Exit costs	$1	$65	$2	$(5)	$63
Employee separation costs	102	195	(33)	(161)	103
	$103	$260	$(31)	$(166)	$166

Exit Costs

At January 1, 2008, the Company had an accrual of $1 million for exit costs attributable to lease terminations. The 2008 additional charges of $65 million were primarily related to: (i) the exit of leased facilities in the United Kingdom by the Mobile Devices segment, and (ii) the exit of leased facilities in Mexico by the Home segment. The adjustments of $2 million primarily reflect foreign currency translation adjustments. The $5 million used in 2008 reflects cash payments. The remaining accrual of $63 million, which was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2008, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2008, the Company had an accrual of $102 million for employee separation costs, representing the severance costs for approximately 1,400 employees. The additional 2008 charges of $195 million represent severance costs for approximately an additional 4,600 employees, of which 2,200 were direct employees and 2,400 were indirect employees.

The adjustments of $33 million reflect $34 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $34 million of reversals represent previously accrued costs for approximately 300 employees.

During the year ended December 31, 2008, approximately 4,100 employees, of which 2,200 were direct employees and 1,900 were indirect employees, were separated from the Company. The $161 million used in 2008 reflects cash payments to these separated employees. The remaining accrual of $103 million was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2008.

2007 Charges

During the year ended December 31, 2007, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans. The employees affected were located in all regions.

During the year ended December 31, 2007, the Company recorded net reorganization of business charges of $202 million, including $67 million of charges in Costs of sales and $135 million of charges under Other charges in the Company’s combined statements of operations. Included in the aggregate $202 million are charges of $200 million for employee separation costs, $39 million for fixed asset impairment charges and $1 million for exit costs, partially offset by $38 million of reversals for accruals no longer needed.

The following table displays the net reorganization of business charges by segment:

Year Ended December 31	2007
Mobile Devices	$229
Home	(27)

$202

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2007 to December 31, 2007:

2007	Accruals at January 1	Additional Charges	Adjustments	Amount Used	Accruals at December 31
Exit costs	$—	$1	$—	$—	$1
Employee separation costs	38	200	(38)	(98)	102
	$38	$201	$(38)	$(98)	$103

Exit Costs

At January 1, 2007, the Company had no material accruals for exit costs attributable to lease terminations. The 2007 charges of $1 million were primarily related to the exit of certain activities and leased facilities. The remaining accrual of $1 million, which was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2007, represents future cash payments for lease termination obligations.

Employee Separation Costs

At January 1, 2007, the Company had an accrual of $38 million for employee separation costs, representing the severance costs for approximately 1,700 employees. The additional 2007 charges of $200 million represent severance costs for approximately 3,500 employees, of which 2,100 were direct employees and 1,400 were indirect employees.

The adjustments of $38 million reflect reversals of accruals no longer needed. The reversals represent previously accrued costs for 900 employees, and primarily relates to a strategic change regarding a plant closure and specific employees previously identified for separation who resigned from the Company and did not receive severance or who were redeployed due to circumstances not foreseen when the original plans were approved.

During 2007, approximately 2,900 employees, of which 1,300 were direct employees and 1,600 were indirect employees, were separated from the Company. The $98 million used in 2007 reflects cash payments to these separated employees. The remaining accrual of $102 million was included in Accrued liabilities in the Company’s combined balance sheet at December 31, 2007.

14.	Acquisitions, Intangible Assets and Goodwill

Acquisitions

The Company accounts for acquisitions using purchase accounting with the results of operations for each acquiree included in the Company’s combined financial statements for the period subsequent to the date of acquisition. The pro forma effects of these acquisitions on the Company’s combined financial statements were not significant individually or in the aggregate.

The allocation of value to in-process research and development was determined using expected future cash flows discounted at average risk adjusted rates reflecting both technological and market risk as well as the time value of money. Historical pricing, margins and expense levels, where applicable, were used in the valuation of the in-process products. The in-process research and development acquired will have no alternative future uses if the products are not feasible. Charges related to the write-off of such items were not significant during the years ended December 31, 2009, 2008 or 2007.

The developmental products for the companies acquired have varying degrees of timing, technology, costs-to-complete and market risks throughout final development. If the products fail to become viable, the Company will unlikely be able to realize any value from the sale of incomplete technology to another party or through internal re-use. The risks of market acceptance for the products under development and potential reductions in projected revenues volumes and related profits in the event of delayed market availability for any of the products exist. Efforts to complete all developmental products continue and there are no known delays to forecasted plans except as disclosed.

The Company did not have any significant acquisitions during the years ended December 31, 2009 and 2008. The following is a summary of significant acquisitions during the year ended December 31, 2007 and the consideration paid:

	Quarter Acquired	Consideration, net	Form of Consideration
Netopia, Inc.	Q1	$183	Cash
Modulus Video, Inc.	Q2	95	Cash
Terayon Communication Systems, Inc.	Q3	137	Cash
Leapstone Systems, Inc.	Q3	82	Cash

The following table summarizes net tangible and intangible assets acquired and the consideration paid for the acquisitions identified above:

Year Ended December 31	2007
Tangible net assets, primarily deferred tax liabilities	$(69)
Goodwill	386
Other intangible assets	180

$497

Netopia, Inc.

In February 2007, the Company acquired Netopia, Inc. (“Netopia”), a broadband equipment provider for DSL customers, which allows for phone, TV and fast Internet connections, for $183 million in net cash. The Company recorded $122 million in goodwill, none of which was expected to be deductible for tax purposes, and $100 million in identifiable intangible assets. Intangible assets are included in Other assets in the Company’s combined balance sheets. The intangible assets are being amortized over a period of seven years on a straight-line basis.

The results of operations of Netopia have been included in the Home segment in the Company’s combined financial statements subsequent to the date of acquisition. The pro forma effects of this acquisition on the Company’s combined financial statements were not significant.

Modulus Video, Inc.

In June 2007, the Company acquired Modulus Video, Inc. (“Modulus”), a provider of MPEG-4 Advanced Coding compression systems designed for delivery of high-value video content in Internet protocol (“IP”) set-top box devices for the digital video, broadcast and satellite marketplaces, for $95 million in net cash. The Company recorded $85 million in goodwill, none of which was expected to be deductible for tax purposes, and $13 million in identifiable intangible assets. Intangible assets are included in Other assets in the Company’s combined balance sheets. The intangible assets are being amortized over periods ranging from three to four years on a straight-line basis.

The results of operations of Modulus have been included in the Home segment in the Company’s combined financial statements subsequent to the date of acquisition. The pro forma effects of this acquisition on the Company’s combined financial statements were not significant.

Terayon Communication Systems, Inc.

In July 2007, the Company acquired Terayon Communication Systems, Inc. (“Terayon”), a provider of real-time digital video networking applications to cable, satellite and telecommunication service providers worldwide, for $137 million in net cash. The Company recorded $102 million in goodwill, none of which is expected to be deductible for tax purposes, and $52 million in identifiable intangible assets. Intangible assets are included in Other assets in the Company’s combined balance sheets. The intangible assets are being amortized over periods ranging from 4 to 6 years on a straight-line basis.

The results of operations of Terayon have been included in the Home segment in the Company’s combined financial statements subsequent to the date of acquisition. The pro forma effects of this acquisition on the Company’s combined financial statements were not significant.

Leapstone Systems, Inc.

In August 2007, the Company acquired Leapstone Systems, Inc. (“Leapstone”), a provider of intelligent multimedia service delivery and content management solutions to network operators, for $82 million in net cash. The Company recorded $77 million in goodwill, none of which was expected to be deductible for tax purposes, and $15 million in identifiable intangible assets. Intangible assets are included in Other assets in the Company’s combined balance sheets. The intangible assets are being amortized over periods ranging from four to five years on a straight-line basis.

The results of operations of Leapstone have been included in the Home segment in the Company’s combined financial statements subsequent to the date of acquisition. The pro forma effects of this acquisition on the Company’s combined financial statements were not significant.

Intangible Assets

Intangible assets and accumulated amortization, excluding goodwill, consists of the following:

	2009		2008
December 31	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$489	$374	$496	$333
Patents	12	9	14	9
Customer-related	49	29	49	21
Licensed technology	105	105	105	105
Other intangibles	37	37	38	38

	$692	$554	$702	$506

Amortization expense on intangible assets, which is included within Other charges in the combined statements of operations, was $57 million, $64 million and $88 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, future amortization expense is estimated to be $49 million in 2010, $42 million in 2011, $25 million in 2012, $19 million in 2013 and $2 million in 2014.

Intangible assets and accumulated amortization, excluding goodwill, by business segment were as follows:

	2009		2008
December 31	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Mobile Devices	$45	$45	$45	$45
Home	647	509	657	461

	$692	$554	$702	$506

During the year ended December 31, 2007, due to a change in software platform strategy, the Company recorded an impairment of intangible assets of $88 million, primarily related to completed technology and other intangible assets, in the Mobile Devices segment, to Other charges within the Company’s combined statements of operations.

Goodwill

The following table displays a roll forward of the carrying amount of goodwill by reportable segment from January 1, 2007 to December 31, 2009:

	Mobile Devices	Home	Total
Balance as of January 1, 2007:
Aggregate goodwill acquired	$69	$1,099	$1,168
Accumulated impairment losses	—	(73)	(73)
Goodwill, net of impairment losses	69	1,026	1,095
Goodwill acquired	—	427	427
Adjustments	(50)	2	(48)
Balance as of December 31, 2007:
Aggregate goodwill acquired	19	1,528	1,547
Accumulated impairment losses	—	(73)	(73)
Goodwill, net of impairment losses	19	1,455	1,474
Goodwill acquired	15	12	27
Impairment losses	(55)	—	(55)
Adjustments	21	(179)	(158)
Balance as of December 31, 2008:
Aggregate goodwill acquired	55	1,361	1,416
Accumulated impairment losses	(55)	(73)	(128)
Goodwill, net of impairment losses	—	1,288	1,288
Goodwill acquired	—	—	—
Impairment losses	—	—	—
Adjustments	—	(3)	(3)
Balance as of December 31, 2009:
Aggregate goodwill acquired	55	1,358	1,413
Accumulated impairment losses	(55)	(73)	(128)
Goodwill, net of impairment losses	$—	$1,285	$1,285

During the year ended December 31, 2008, the Company finalized its assessment of the Internal Revenue Code Section 382 Limitations (“IRC Section 382”) relating to the pre-acquisition tax loss carry forwards of its 2007 acquisitions. As a result of the IRC Section 382 studies, the Company recorded additional deferred tax assets and a corresponding reduction in goodwill, which is reflected in the adjustment line above.

The Company conducts its annual assessment of goodwill for impairment in the fourth quarter of each year. The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. The Company has determined that the Mobile Devices segment meets the requirement of a reporting unit. For the Home segment, the Company has identified two reporting units, the Broadband Home Solutions reporting unit and the Access Networks reporting unit. The Company performs extensive valuation analyses, utilizing both income and market-based approaches, in its goodwill assessment process. The determination of the fair value of the reporting units and other assets and liabilities within the reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rate, earnings before depreciation and amortization, and capital expenditures forecasts specific to each reporting unit. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company has weighted the valuation of its reporting units at 75% based on the income approach and 25% based on the market-based approach, consistent with prior periods. The Company believes that this weighting is appropriate since it is often difficult to find other appropriate market participants that are similar to our reporting units and it is the Company’s view that future discounted cash flows are more reflective of the value of the reporting units.

Based on the results of our 2007 and 2009 annual assessments of the recoverability of goodwill, the fair values of all reporting units exceeded their book values, indicating that there was no impairment of goodwill.

Following is a discussion of the goodwill impairment charge recorded for the year ended December 31, 2008.

Based on the results of Step One of the 2008 annual assessment of the recoverability goodwill, the fair values of the Broadband Home Solutions and the Access Networks reporting units exceeded their book values, indicating that there was no impairment of goodwill at these reporting units.

However, the fair value of the Mobile Devices reporting unit was below its book value, indicating a potential impairment of goodwill and the requirement to perform Step Two of the analysis for the reporting unit. The decline in the fair value of the Mobile Devices reporting unit below its book value was a result of the deteriorating macroeconomic environment, lower than expected revenues and cash flows as a result of the decision to consolidate platforms announced in the fourth quarter of 2008, and the uncertainty around the reporting unit’s future cash flow. For the year ended December 31, 2008, the Company determined that the goodwill relating to the Mobile Devices reporting unit was impaired, resulting in a charge of $55 million in the Mobile Devices reportable segment.

15.	Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the years ended December 31, 2009, 2008 and 2007:

	Balance at January 1	Charged to Earnings	Used	Adjustments	Balance at December 31
2009
Reorganization of Businesses	$166	$234	$(288)	$(40)	$72
Allowance for Doubtful Accounts	97	18	(41)	(15)	59
Inventory Reserves	472	80	(34)	16	534
Warranty Reserves	215	209	(219)	(49)	156
Customer Reserves	377	694	(699)	(148)	224
2008
Reorganization of Businesses	$103	$260	$(166)	$(31)	$166
Allowance for Doubtful Accounts	73	37	(7)	(6)	97
Inventory Reserves	124	610	(283)	21	472
Warranty Reserves	325	369	(405)	(74)	215
Customer Reserves	654	1,302	(1,239)	(340)	377
2007
Reorganization of Businesses	$38	$201	$(98)	$(38)	$103
Allowance for Doubtful Accounts	48	41	(2)	(14)	73
Inventory Reserves	142	337	(329)	(26)	124
Warranty Reserves	483	621	(627)	(152)	325
Customer Reserves	959	2,403	(2,109)	(599)	654

Adjustments include foreign currency translation adjustments.

16.	Quarterly and Other Financial Data (unaudited)

	2009				2008
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Operating Results
Net revenues	$2,826	$2,842	$2,559	$2,823	$4,478	$4,738	$4,279	$3,604
Costs of sales	2,431	2,317	2,032	2,117	3,568	3,799	3,919	2,994

Gross margin	395	525	527	706	910	939	360	610

Selling, general and administrative expenses	383	361	332	410	624	565	545	484
Research and development expenditures	437	384	377	393	619	610	575	554
Other charges	117	49	23	98	58	22	43	160

Operating loss	(542)	(269)	(205)	(195)	(391)	(258)	(803)	(588)

Net loss attributable to Motorola Mobility Holdings, Inc.	$(614)	$(271)	$(253)	$(204)	$(306)	$(195)	$(537)	$(1,931)

Operating results for the fourth quarter of 2008 include: (i) a $1.8 billion charge related to increase the U.S. deferred tax asset valuation allowance, as described in Note 6, “Income Taxes,” and (ii) a $55 million charge related to the impairment of goodwill, as described in Note 14, “Acquisitions, Intangible Assets and Goodwill.”

17.	Subsequent Event

In June 2010, Motorola, Inc. announced that it had entered into a settlement and license agreement with another company, which resolves all outstanding litigation between the two companies. The agreement includes provisions for an upfront payment of $175 million from the other company to Motorola, Inc., future royalties to be paid by the other company to Motorola, Inc. for the license of certain intellectual property, and the transfer of certain patents between the companies. As a result of this agreement and the valuation of the patents exchanged, the Company recorded a pre-tax gain of $228 million during the three months ended July 3, 2010, related to the settlement of the outstanding litigation between the parties.

Motorola Mobility Holdings, Inc. and Subsidiaries

Condensed Combined Statements of Operations

(Unaudited)

	Six Months Ended
(Dollars in million)	July 3, 2010	July 4, 2009
Net revenues	$5,089	$5,668
Costs of sales	3,830	4,748

Gross margin	1,259	920

Selling, general and administrative expenses	756	744
Research and development expenditures	739	821
Other charges (income)	(180)	166

Operating loss	(56)	(811)

Other income (expense):
Interest expense, net	(29)	(17)
Loss on sales of investments and businesses, net	—	(32)
Other	(22)	(19)

Total other income (expense)	(51)	(68)

Loss before income taxes	(107)	(879)
Income tax expense	27	2

Net loss	(134)	(881)

Less: Earnings (loss) attributable to non-controlling interests	(2)	4

Net loss attributable to Motorola Mobility Holdings, Inc.	$(132)	$(885)

See accompanying notes to condensed combined financial statements (unaudited).

Motorola Mobility Holdings, Inc. and Subsidiaries

Condensed Combined Balance Sheets

(Dollars in millions)	July 3, 2010	December 31, 2009
	(Unaudited)
ASSETS
Accounts receivable, net	$1,281	$1,341
Inventories, net	629	688
Deferred income taxes	119	114
Other current assets	599	685

Total current assets	2,628	2,828

Property, plant and equipment, net	743	807
Investments	127	57
Deferred income taxes	50	48
Goodwill	1,292	1,285
Other assets	783	833

Total assets	$5,623	$5,858

LIABILITIES AND BUSINESS EQUITY
Accounts payable	$1,323	$1,430
Accrued liabilities	1,803	1,862

Total current liabilities	3,126	3,292

Other liabilities	495	627
Business equity:
Owner’s net investment	2,305	2,348
Accumulated other comprehensive loss	(328)	(444)

Total Motorola Mobility Holdings, Inc. equity	1,977	1,904
Non-controlling interests	25	35

Total business equity	2,002	1,939

Total liabilities and business equity	$5,623	$5,858

See accompanying notes to condensed combined financial statements (unaudited).

Motorola Mobility Holdings, Inc. and Subsidiaries

Condensed Combined Statement of Business Equity

(Unaudited)

		Accumulated Other Comprehensive Income (Loss)
(Dollars in millions)	Owner’s Net Investment	Fair Value Adjustment To Available For Sale Securities, Net of Tax	Foreign Currency Translation Adjustments, Net of Tax	Retirement Benefits Adjustments, Net of Tax	Other Items, Net of Tax	Non-controlling Interests	Comprehensive Earnings (Loss)
Balances at December 31, 2009	$2,348	$14	$(453)	$(5)	$—	$35

Net loss	(132)					(2)	$(134)
Net transfers from Motorola, Inc.	89
Net unrealized gain on securities (net of tax of $0)		1					1
Dividends paid to noncontrolling interest on subsidiary common stock						(8)
Net gain on derivative instruments (net of tax of $0)					1		1
Foreign currency translation adjustments (net of tax of $0)			114				114

Balances at July 3, 2010	$2,305	$15	$(339)	$(5)	$1	$25	$(18)

See accompanying notes to condensed combined financial statements (unaudited).

Motorola Mobility Holdings, Inc. and Subsidiaries

Condensed Combined Statements of Cash Flows

(Unaudited)

	Six Months Ended
(Dollars in millions)	July 3, 2010	July 4, 2009
Operating
Net loss attributable to Motorola Mobility Holdings, Inc.	$(132)	$(885)
Less: Earnings (loss) attributable to non-controlling interests	(2)	4

Net loss	(134)	(881)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	111	111
Non-cash other charges	1	16
Share-based compensation expense	78	84
Losses on sales of investments and business, net	—	32
Deferred income taxes	(3)	(36)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	51	(171)
Inventories	60	806
Other current assets	79	(19)
Accounts payable and accrued liabilities	(89)	(1,323)
Other assets and liabilities	(97)	41

Net cash provided by (used for) operating activities	57	(1,340)

Investing
Acquisitions and investments, net	(20)	(13)
Proceeds from (payments related to) sales of investments and business, net	5	(16)
Capital expenditures	(42)	(33)
Proceeds from sales of property, plant and equipment	1	3
Proceeds from sales of short-term investments, net	—	15

Net cash used for investing activities	(56)	(44)

Financing
Net transfers from (to) Motorola, Inc.	(28)	1,419

Net cash provided by (used for) financing activities	(28)	1,419

Effect of exchange rate changes on cash and cash equivalents	27	(35)

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

See accompanying notes to condensed combined financial statements (unaudited).

Motorola Mobility Holdings, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements

(Dollars in millions, except as noted)

(Unaudited)

1. Background and Basis of Presentation

Background

Motorola Mobility Holdings, Inc. (“Motorola Mobility” or “the Company”) is a provider of innovative technologies, products and services that enable a broad range of mobile and wireline, digital communication, information and entertainment experiences. The Company’s integrated products and platforms deliver rich multimedia content, such as video, voice, messaging and Internet-based applications and services to multiple screens, such as mobile devices, televisions and personal computers. Our product portfolio primarily includes mobile devices, wireless accessories, set-top boxes and video distribution systems, and wireline broadband infrastructure products and associated customer premises equipment. We are focused on developing differentiated, innovative products to meet the expanding needs of consumers to communicate, to collaborate and to discover, consume, create and share content at a time and place of their choosing on multiple devices.

Motorola Mobility is currently comprised of two business units of Motorola, Inc. (“Motorola, Inc.”). On March 26, 2008, Motorola, Inc. announced its intention to separate into two independent, publicly traded companies. On February 11, 2010, Motorola, Inc. announced that Motorola, Inc. is targeting the first quarter of 2011 for the completion of its planned separation. Motorola, Inc. currently expects that, upon separation, the Company will be comprised of Motorola, Inc.’s Mobile Devices and Home businesses.

Motorola, Inc. will transfer to the Company and its subsidiaries substantially all of the assets and liabilities of the Company’s Mobile Devices and Home businesses prior to the completion of the distribution (the “Separation”). On the date of the distribution, Motorola, Inc. will distribute all of the shares of the Company’s stock that it then owns through a special dividend to the common stockholders of Motorola, Inc. (the “Distribution”). The Distribution is subject to certain conditions, including receipt of a favorable tax opinion and regulatory approvals.

Basis of Presentation

The condensed combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, Inc., principally representing the Mobile Devices and Home business segments, using the historical results of operations, and historical basis of assets and liabilities of the Company’s businesses. The historical financial statements include allocations of certain Motorola, Inc. general corporate expenses. Management believes the assumptions and methodologies underlying the allocation of general corporate expenses from Motorola, Inc. are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the condensed combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Motorola, Inc.’s net investment in the Company is presented as Owner’s net investment, rather than stockholders’ equity, in the condensed combined balance sheets. Transactions between Mobile Devices and Home and other Motorola, Inc. operations have been identified in the combined statements as transactions between related parties (see Note 2, “Relationship with Motorola, Inc.”).

The accompanying condensed combined financial statements as of July 3, 2010 and for the six months ended July 3, 2010 and July 4, 2009 are unaudited, with the December 31, 2009 amounts included herein derived from the audited combined financial statements. In the opinion of management, these unaudited condensed combined financial statements include all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of July 3, 2010 and for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. These condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto as of and for the year ended December 31, 2009. The results of operations for the six months ended July 3, 2010 are not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted New Accounting Guidance

Revenue Recognition

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance which amended the accounting standards for revenue arrangements with multiple deliverables. The new guidance changes the criteria required to separate deliverables into separate units of accounting when they are sold in a bundled arrangement and requires an entity to allocate an arrangement’s consideration using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”). The new guidance also eliminates the use of the residual method to allocate an arrangement’s consideration.

In October 2009, the FASB also issued new guidance to remove from the scope of software revenue recognition guidance tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality.

The new accounting guidance is effective for revenue arrangements entered into or materially modified after June 15, 2010. The standards permit prospective or retrospective adoption as well as early adoption. Motorola, Inc. elected to early adopt this guidance at the beginning of the first quarter of 2010 on a prospective basis for applicable arrangements that were entered into or materially modified after January 1, 2010.

The Company’s material revenue streams are the result of a wide range of activities, from the delivery of stand-alone equipment to custom design and installation over a period of time to bundled sales of devices, equipment, software and services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility of the sales price is reasonably assured. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Products and Equipment—For product and equipment sales, revenue recognition generally occurs when products or equipment have been shipped, risk of loss has transferred to the customer, objective evidence exists that customer acceptance provisions have been met, no significant obligations remain and allowances for discounts, price protection, returns and customer incentives can be reasonably and reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates of these allowances on historical experience taking into consideration the type of products sold, the type of customer, and the specific type of transaction in each arrangement. Where customer incentives cannot be reasonably and reliably estimated, the Company recognizes revenue at the time the product sells through the distribution channel to the end customer.

Services—Revenue for services is generally recognized ratably over the contract term as services are performed.

Software and Licenses—Revenue from pre-paid perpetual licenses is recognized at the inception of the arrangement, presuming all other relevant revenue recognition criteria are met. Revenue from non-perpetual licenses or term licenses is recognized ratably over the period that the licensee uses the license. Revenue from software maintenance, technical support and unspecified upgrades is generally recognized over the period that these services are delivered.

Multiple-Element Arrangements—Arrangements with customers may include multiple deliverables, including any combination of products, equipment, services and software. These multiple element arrangements could also include an element accounted for as a long-term contract coupled with other products, equipment, services and software. For the Company’s multiple-element arrangements where at least one of the deliverables is not subject to existing software revenue recognition guidance, deliverables are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-alone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Based on the new accounting guidance adopted January 1, 2010, revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on VSOE if it exists, based next on TPE if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on ESP.

•

VSOE—In many instances, products are sold separately in stand-alone arrangements as customers may support the products themselves or purchase support on a time and materials basis. Additionally, advanced services such as general consulting, network management or advisory projects are often sold in stand-alone engagements. Technical support services are also often sold separately through renewals of annual contracts. The Company determines VSOE based on its normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 80% of such historical stand-alone transactions falling within plus or minus 15% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

•

TPE—VSOE generally exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

•

ESP—The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines ESP for the arrangement element by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

The Company’s arrangements with multiple deliverables may also contain a stand-alone software deliverable that is subject to the existing software revenue recognition guidance. The revenue for these multiple-element arrangements is allocated to the software deliverable and the non-software deliverable(s) based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the new revenue accounting guidance. In circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, ESP is used for the purpose of allocating the arrangement consideration.

The Company’s arrangements with multiple deliverables may be comprised entirely of deliverables that are all still subject to the existing software revenue recognition guidance. For these arrangements, revenue is allocated to the deliverables based on VSOE. Should VSOE not exist for the undelivered software element, revenue is deferred until either the undelivered element is delivered or VSOE is established for the element, whichever occurs first. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and is recognized as revenue.

Net revenues as reported and pro forma net revenues that would have been reported during the six months ended July 3, 2010 if the transactions entered into or materially modified after January 1, 2010 were still subject to the previous accounting guidance are shown in the following table:

Six Months Ended July 3, 2010	As Reported	Pro Forma Basis
Net revenues	$5,089	$4,258

For the six months ended July 3, 2010, the difference between the amount of revenue recorded under the new accounting guidance for revenue recognition as compared to the pro forma amount that would have been recorded under the prior accounting guidance relates primarily to sales of smartphones by the Company’s Mobile Devices segment. The individual impact to the Company’s other business was not material. The pro forma basis revenue reflects the recognition of revenue related to smartphones that contain a service element and unspecified software upgrade rights under a subscription-based model under which revenue is recognized ratably over the estimated expected life of the smartphone as the Company was unable to determine VSOE for the undelivered element in the transaction. The as reported revenue reflects the allocation of revenue related to smartphones shipped under arrangements executed during the six months ended July 3, 2010 using ESP for the device, the service and the unspecified software upgrade rights, resulting in a lower deferral of revenue than under prior accounting guidance. Both the as reported revenue and the pro forma basis revenue contain the revenue recognized under the subscription-based revenue recognition model related to smartphones that contain a service element and unspecified software that shipped under arrangements executed during the year ended December 31, 2009.

Based on the Company’s current sales strategies, the newly adopted accounting guidance for revenue recognition is not expected to have a significant effect on the timing and pattern of revenue recognition for sales in periods after the initial adoption when applied to multiple-element arrangements, except for the continued impact on smartphone revenue recognition.

Sales and Use Taxes—The Company records taxes imposed on revenue-producing transactions, including sales, use, value added and excise taxes, on a net basis with such taxes excluded from revenue.

Other Recently Adopted Guidance

In January 2010, FASB issued new guidance related to fair value disclosure requirements. Under the new guidance, companies will be required to make additional disclosures concerning significant transfers of amounts between the Level 1 and Level 2 fair value disclosures, as well as further disaggregation of the types of activity that were previously disclosed in the roll forward of Level 3 fair value disclosures. Further, the guidance requires a lower level of grouping from major categories of assets and liabilities to classes of assets and liabilities. This guidance is effective for interim periods beginning after December 15, 2009. The Company has adopted this guidance effective January 1, 2010. The disclosures required by this adoption are included in Note 8, “Fair Value Measurements.”

In June 2009, the FASB issued new authoritative guidance amending the accounting for transfers of financial assets. Key provisions of this amended guidance include: (i) the removal of the concept of qualifying special purpose entities, (ii) the introduction of the concept of a participating interest, in circumstances in which a portion of a financial asset has been transferred, and (iii) the requirement that to qualify for sale accounting the transferor must evaluate whether it maintains effective control over transferred financial assets either directly or indirectly. Additionally, this guidance requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for variable interest entities (“VIEs”). The model for determining whether an enterprise has a controlling financial interest and is the primary beneficiary of a VIE has changed significantly under the new guidance. Previously, variable interest holders had to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. In contrast, the new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity and, if so, whether it is the primary beneficiary. Furthermore, this guidance requires that companies continually evaluate VIEs for consolidation, rather than assessing VIEs based only upon the occurrence of triggering events. This guidance also requires enhanced disclosures about how a company’s involvement with a VIE affects its financial statements and exposure to risks. The Company has adopted this guidance effective January 1, 2010. This adoption did not have a material impact on the Company’s combined financial statements.

In May 2009, the FASB issued guidance establishing general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, new guidance was issued which removes the requirement for public companies to disclose the date through which subsequent events were reviewed. This guidance was effective upon issuance and has been adopted by the Company. The Company has evaluated subsequent events after July 3, 2010, through the date the financial statements were issued.

2. Relationship with Motorola, Inc.

The Company designs, manufactures, sells and services wireless mobile devices with integrated software and accessory products to other Motorola, Inc. businesses. The Company’s net revenues generated from sales to other Motorola, Inc. businesses included in Net revenues in the Company’s condensed combined statement of operations were $15 million and $24 million for the six months ended July 3, 2010 and July 4, 2009, respectively. Accounts receivable from sales to other Motorola, Inc. businesses were $1 million and $6 million as of July 3, 2010 and December 31, 2009, respectively, and are included in Accounts receivable in the Company’s condensed combined balance sheets. Accounts payable from the purchases from other Motorola, Inc. businesses were $2 million and $1 million as of July 3, 2010 and December 31, 2009, respectively, and are included in Accounts payable in the Company’s condensed combined balance sheets.

The condensed combined statements of operations include expense allocations for certain corporate functions historically provided by Motorola, Inc., including leveraged services expenses, employee benefits and incentives, basic research and interest expense (income). These allocations were made on a specifically identifiable basis, using relative percentages based on the Company’s net revenues, payroll and property, plant and equipment/inventory, as compared to the relative Motorola, Inc. amounts, or other reasonable methods. The following table presents the expense allocations reflected in the Company’s condensed combined statements of operations:

Six Months Ended	July 3, 2010	July 4, 2009
Leveraged services expenses	$267	$313
Employee benefits and incentives	208	170
Basic research	5	6
Interest expense, net	26	20

	$506	$509

The Company and Motorola, Inc. consider these leveraged services expenses, employee benefits and incentives, basic research, and interest expense allocations to be a reasonable reflection of the utilization of services provided.

Motorola, Inc. primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola, Inc. reflected as equity transactions in Owner’s net investment in the Company’s condensed combined balance sheets. Types of intercompany transactions between the Company and Motorola, Inc. include: (i) cash deposits from the Company’s businesses which are transferred to Motorola, Inc. on a regular basis, (ii) cash borrowings from Motorola, Inc. used to fund operations, capital expenditures, or acquisitions, (iii) charges (benefits) for income taxes, and (iv) allocations of Motorola Inc.’s corporate expenses identified above.

Motorola, Inc. owns many of its major facilities and identifies a landlord for each facility based on the primary resident of the facility. At July 3, 2010 and December 31, 2009, $57 million and $163 million, respectively, were allocated to the Company’s condensed combined balance sheets for certain facility assets where the Company occupies space within the facility, but is not the landlord of the facility. The allocation is based on the estimated square footage occupied by the Company’s employees as a percentage of the total square footage of the facility. The decrease in the allocated amount at July 3, 2010 compared to December 31, 2009 was due to the transfer of certain facility assets from Motorola, Inc. to the Company during the second quarter of 2010 in preparation for separation. The transfer of these assets eliminated the need for the related allocation.

When necessary, Motorola, Inc. has provided the Company funds for its operating cash needs. The Company’s excess funds in excess of working capital needs have been advanced to Motorola, Inc. Intercompany accounts are maintained for such borrowings that occur between the Company’s operations and Motorola, Inc. For purposes of the condensed combined statements of cash flows, the Company reflects intercompany activity as a financing activity.

In conjunction with the Separation, as of July 31, 2010 the Company entered into a series of agreements with Motorola, Inc. which are intended to govern the relationship between the Company and Motorola, Inc. going forward. These agreements include a Master Separation and Distribution Agreement, intellectual property agreements, a trademark license agreement, a tax sharing agreement and an employee matters agreement. The Company also intends to enter into other related agreements with Motorola, Inc., including transition services agreements.

The terms of the Master Separation and Distribution Agreement with Motorola, Inc., provide that the net amount due from the Company to Motorola, Inc. at the closing date of the Separation will remain classified as equity forming a part of the continuing equity of the Company. Amounts due from/to Motorola, Inc. arising from transactions subsequent to the Separation will be recorded within due to/from Motorola, Inc., net as these amounts will be settled in cash.

The following is a reconciliation of the amount presented as Net transfers from Motorola, Inc. on the statement of business equity to the corresponding amount presented on the statement of cash flows:

Six Months Ended July 3, 2010
Net transfers from Motorola, Inc. per statement of business equity	$89
Allocation of stock compensation expense from Motorola, Inc.	(78)
Non-cash transfers of assets and liabilities from Motorola, Inc., net*	(39)

Net transfers to Motorola, Inc. per statement of cash flows	$(28)

*	Non-cash transfers consists primarily of changes in allocated income tax balances and other Corporate assets and liabilities.

3. Other Financial Data

Statements of Operations Information

Other Charges (Income)

Other charges (income) included in Operating loss consist of the following:

Six Months Ended	July 3, 2010	July 4, 2009
Other charges (income):
Amortization of intangible assets	$27	$28
Reorganization of businesses	21	138
Legal settlement	(228)	—

	$(180)	$166

In June 2010, Motorola, Inc. announced that it had entered into a settlement and license agreement with another company, which resolves all outstanding litigation between the two companies. The agreement includes provisions for an upfront payment of $175 million from the other company to Motorola, Inc., future royalties to be paid by the other company to Motorola, Inc. for the license of certain intellectual property, and the transfer of certain patents between the companies. As a result of this agreement and the valuation of the patents exchanged, the Company recorded a pre-tax gain of $228 million during the six months ended July 3, 2010, related to the settlement of the outstanding litigation between the parties.

Other Income (Expense)

Interest expense, net, and Other, net, both included in Other income (expense), consist of the following:

Six Months Ended	July 3, 2010	July 4, 2009
Interest expense, net:
Interest expense	$(41)	$(36)
Interest income	12	19

	$(29)	$(17)

Other:
Foreign currency loss	(19)	(26)
Investment impairments	(8)	(1)
Other	5	8

	$(22)	$(19)

Balance Sheet Information

Accounts Receivable

Accounts receivable, net, consists of the following:

	July 3, 2010	December 31, 2009
Accounts receivable	$1,331	$1,400
Less allowance for doubtful accounts	(50)	(59)

	$1,281	$1,341

Inventories

Inventories, net, consists of the following:

	July 3, 2010	December 31, 2009
Work-in-process and production materials	$705	$680
Finished goods	376	542

	1,081	1,222
Less inventory reserves	(452)	(534)

	$629	$688

Other Current Assets

Other current assets consists of the following:

	July 3, 2010	December 31, 2009
Contractor receivables	$225	$308
Deferred costs	188	164
Tax refunds receivable	74	87
Royalty license arrangements	49	48
Other	63	78

	$599	$685

Property, Plant and Equipment

Property, plant and equipment, net, consists of the following:

	July 3, 2010	December 31, 2009
Land	$44	$37
Buildings	661	627
Machinery and equipment	1,556	1,615

	2,261	2,279
Less accumulated depreciation	(1,518)	(1,472)

	$743	$807

Depreciation expense for the six months ended July 3, 2010 and July 4, 2009 was $84 million and $83 million, respectively.

Investments

Investments consists of the following:

	Recorded Value	Less
July 3, 2010		Unrealized Gains	Unrealized Losses	Cost Basis
Available-for-sale securities:
Common stock and equivalents	$22	$15	$—	$7
Other securities, at cost	78	—	—	78
Equity method investments	27	—	—	27

	$127	$15	$—	$112

	Recorded Value	Less
December 31, 2009		Unrealized Gains	Unrealized Losses	Cost Basis
Available-for-sale securities:
Common stock and equivalents	$21	$14	$—	$7
Other securities, at cost	10	—	—	10
Equity method investments	26	—	—	26

	$57	$14	$—	$43

The increase in other securities, at cost within Investments at July 3, 2010 compared to December 31, 2009 was due to the transfer of certain investments from Motorola, Inc. to the Company during the second quarter of 2010 in preparation for the separation.

The Company recorded investment impairment charges of $8 million and $1 million for the six months ended July 3, 2010 and July 4, 2009, respectively, representing other-than-temporary declines in the value of the Company’s available-for-sale investment portfolio. Investment impairment charges are included in Other, net, within Other income (expense) in the Company’s condensed combined statements of operations.

Other Assets

Other assets consists of the following:

	July 3, 2010	December 31, 2009
Royalty license arrangements	$256	$250
Deferred costs	239	285
Intangible assets, net of accumulated amortization of $581 and $554	172	138
Value-added tax refunds receivable	98	118
Other	18	42

	$783	$833

Accrued Liabilities

Accrued liabilities consists of the following:

	July 3, 2010	December 31, 2009
Deferred revenue	$365	$303
Customer reserves	214	224
Contractor payables	190	226
Warranty reserves	169	156
Compensation	129	169
Tax liabilities	121	115
Royalty license arrangements	114	133
Other	501	536

	$1,803	$1,862

Other Liabilities

Other liabilities consists of the following:

	July 3, 2010	December 31, 2009
Deferred revenue	$276	$327
Deferred income taxes	77	74
Capital lease obligation	55	56
Unrecognized tax benefits	17	35
Other	70	135

	$495	$627

4. Risk Management

Derivative Financial Instruments

Foreign Currency Risk

The Company uses financial instruments to reduce its overall exposure to the effects of currency fluctuations on cash flows. All hedge transactions are executed by Motorola, Inc. Historically, the Company had its exposures managed by Motorola, Inc., and Motorola, Inc.’s program viewed the consolidation exposures of all of the businesses of Motorola, Inc. The Company’s policy prohibits speculation in financial instruments for profit on exchange rate price fluctuations, trading in currencies for which there are no underlying exposures, or entering into transactions for any currency to intentionally increase the underlying exposure. Instruments that are designated as part of a hedging relationship must be effective at reducing the risk associated with the exposure being hedged and are designated as part of a hedging relationship at the inception of the contract. Accordingly, changes in the market values of hedge instruments must be highly correlated with changes in market values of the underlying hedged items both at the inception of the hedge and over the life of the hedge contract.

The Company’s strategy related to foreign exchange exposure management is to offset the gains or losses on the financial instruments against losses or gains on the underlying operational cash flows or investments based on the operating business units’ assessment of risk. The Company enters into derivative contracts for some of the Company’s non-functional currency receivables and payables, which are primarily denominated in major currencies that can be traded on open markets. The Company typically uses forward contracts and options to hedge these currency exposures. In addition, the Company enters into derivative contracts for some firm commitments and some forecasted transactions, which are designated as part of a hedging relationship if it is determined that the transaction qualifies for hedge accounting under the provisions of the authoritative accounting guidance for derivative instruments and hedging activities. A portion of the Company’s exposure is from currencies that are not traded in liquid markets and these are addressed, to the extent reasonably possible, by managing net asset positions, product pricing and component sourcing.

At July 3, 2010 and December 31, 2009, the Company had outstanding foreign exchange contracts totaling $438 million and $622 million, respectively. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should generally offset losses and gains on the underlying assets, liabilities and transactions, except for the ineffective portion of the instruments, which are charged to Other, net within Other income (expense) in the Company’s condensed combined statements of operations.

The following table shows the five largest net notional amounts of the positions to buy or sell foreign currency as of July 3, 2010 and the corresponding positions as of December 31, 2009:

	Notional Amount
Net Buy (Sell) by Currency	July 3, 2010	December 31, 2009
Brazilian Real	$(220)	$(348)
Euro	(47)	(9)
Taiwan Dollar	40	31
Chinese Renminbi	26	63
Mexican Peso	(25)	(21)

Counterparty Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk in the event of nonperformance by counterparties. However, the risk is limited to the fair value of the instruments when the derivative is in an asset position. Motorola, Inc. actively monitors its exposure to credit risk. At the present time, all of the counterparties have investment grade credit ratings. The Company is not exposed to material credit risk with any single counterparty.

The following table summarizes the effect of derivative instruments in our condensed combined statements of operations for the six months ended July 3, 2010 and July 4, 2009:

	Six Months Ended
Losses on Derivative Instrument	July 3, 2010	July 4, 2009	Statement of Operations Location
Derivatives designated as hedging instruments:
Foreign exchange contracts	$—	$—	Foreign currency income (expense)
Derivatives not designated as hedging instruments:
Foreign exchange contracts	(17)	(44)	Other income (expense)

Total derivatives not designated as hedging instruments	$(17)	$(44)

The following table summarizes the gains and losses recognized in the condensed combined financial statements for the six months ended July 3, 2010 and July 4, 2009:

	Six Months Ended
Foreign Exchange Contracts	July 3, 2010	July 4, 2009	Financial Statement Location
Derivatives in cash flow hedging relationships:
Gain (loss) recognized in Accumulated other comprehensive loss (effective portion)	$2	$(1)	Accumulated other comprehensive income (loss)
Gain reclassified from Accumulated other comprehensive loss into Net earnings (loss) (effective portion)	1	—	Cost of sales/Revenues
Gain (loss) recognized in Net earnings (loss) on derivative (ineffective portion and amount excluded from effectiveness testing)	—	—	Other income (expense)

Fair Value of Financial Instruments

The Company’s financial instruments include short-term investments, accounts receivable, accounts payable, accrued liabilities, derivative financial instruments and other financing commitments. The Company’s available-for-sale investment portfolios and derivative financial instruments are recorded in the Company’s condensed combined balance sheets at fair value. All other financial instruments are carried at cost, which is not materially different than the instruments’ fair values.

5. Income Taxes

At July 3, 2010 and December 31, 2009, the Company had valuation allowances of $3.0 billion and $2.9 billion, respectively, including $266 million and $255 million, respectively, relating to deferred tax assets for non-U.S. subsidiaries. During the six months ended July 3, 2010, the U.S. valuation allowance increased by $130 million, offset by an increase in deferred tax assets primarily relating to U.S. losses incurred and the recognition of previously unrecognized tax benefits.

The Company had unrecognized tax benefits of $140 million and $236 million, at July 3, 2010 and December 31, 2009, respectively, of which approximately $100 million if recognized would affect the effective tax rate, net of resulting changes in valuation allowances. During the six months ended July 3, 2010, the Company reduced its unrecognized tax benefits by $100 million for settlements with tax authorities and facts that now indicate the extent to which certain tax positions are more-likely-than not of being sustained, of which $10 million was recognized as a tax benefit net of valuation allowance adjustments, and $25 million as a reduction of tax carry forwards.

Based on the potential outcome of the Company’s global tax examinations, the expiration of the statute of limitations for specific jurisdictions, or the continued ability to satisfy tax incentive obligations, it is reasonably possible that the unrecognized tax benefits will change within the next 12 months. The associated net tax impact on the effective tax rate, exclusive of valuation allowance changes, is estimated to be in the range of a $50 million tax charge to a $70 million tax benefit, with cash payments in the range of $0 to $100 million.

The Company’s U.S. operations are included in Motorola, Inc.’s U.S. Federal consolidated income tax returns which are examined by the Internal Revenue Service (“IRS”). During the first half of 2010, the IRS concluded its audit of Motorola, Inc.’s 2004 through 2007 tax years. The Company also has audits pending in several tax jurisdictions as part of Motorola, Inc.’s operations. Although the final resolution of the Company’s global tax disputes is uncertain, based on current information, in the opinion of the Company’s management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s combined financial position, liquidity or results of operations. However, an unfavorable resolution of the Company’s global tax disputes could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved.

Pursuant to the provisions of the tax sharing agreement, for periods prior to the Separation, Motorola, Inc. will assume U.S. federal, state and non-U.S. income tax liabilities associated with returns that include Motorola, Inc. and its subsidiaries, including the Company and its subsidiaries, when consolidated, combined, unitary or other joint income tax returns are filed. The Company will remain responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

6. Retirement Benefits

Defined Benefit Pension Plans

During the six months ended July 3, 2010 and July 4, 2009, net periodic pension costs for the noncontributory pension (“Regular Pension Plan”), the noncontributory Supplemental Officers’ Plan (“Officers’ Plan”), the noncontributory Motorola Supplemental Pension Plan (“MSPP”) and non-U.S. plans of $29 million and $14 million, respectively, were allocated to the Company and are included in its condensed combined statements of operations.

Postretirement Health Care Benefits Plan

During the six months ended July 3, 2010 and July 4, 2009, net postretirement health care expenses for Motorola, Inc.’s Postretirement Health Care Benefits Plan of $4 million and $3 million, respectively, were allocated in each period to the Company and are included in its condensed combined statements of operations.

7. Share-Based Compensation Plans

Compensation expense for Motorola, Inc.’s employee stock options, stock appreciation rights (“SARs”), employee stock purchase plans, restricted stock and restricted stock units (“RSUs”) related to the Company’s employees, as well as allocated compensation expense from Motorola, Inc.’s corporate functions, was as follows:

Six Months Ended	July 3, 2010	July 4, 2009
Share-based compensation expense included in:
Costs of sales	$ 7	$ 8
Selling, general and administrative expenses	46	49
Research and development expenditures	25	27

Share-based compensation expense included in Operating earnings (loss)	78	84
Tax benefit	—	—

Share-based compensation expense, net of tax	$78	$84

8. Fair Value Measurements

Motorola, Inc. adopted new accounting guidance on measuring fair value on January 1, 2008 for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. This does not change the accounting for those instruments that were, under previous U.S. generally accepted accounting principles (“GAAP”), accounted for at cost or contract value. The Company has no non-financial assets and liabilities that are required to be measured at fair value on a recurring basis as of July 3, 2010.

The guidance specifies a hierarchy of valuation techniques based on whether the inputs to each measurement are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions about current market conditions. The prescribed fair value hierarchy and related valuation methodologies are as follows:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3—Valuations derived from valuation techniques, in which one or more significant inputs are unobservable.

The fair values of the Company’s financial assets by level in the fair value hierarchy as of July 3, 2010 and December 31, 2009, were as follows:

	Level 1	Level 2	Level 3	Total
Common stock and equivalents:
July 3, 2010	$22	$—	$—	$22
December 31, 2009	21	—	—	21

Valuation Methodologies

Level 1—Quoted market prices in active markets are available for investments in common stock and equivalents. As such, these investments are classified within Level 1.

9. Sales of Receivables

Motorola, Inc. sells accounts receivable generated from its business units to third-parties in transactions that qualify as “true-sales.” The Company’s businesses currently participate in this activity by transferring certain of their accounts receivable balances to Motorola, Inc.

For the six months ended July 3, 2010 and July 4, 2009, total accounts receivable sold by the Company were $230 million and $407 million, respectively. As of July 3, 2010 and December 31, 2009, there were $24 million and $71 million, respectively, of receivables outstanding under these programs for which Motorola, Inc. retained servicing obligations.

10. Commitments and Contingencies

Legal

The Company is involved in various lawsuits, claims and investigations arising in the normal course of business and relating to the Company’s business. The Company will assume the defense and/or liability for such cases from Motorola, Inc. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s combined financial position, liquidity or results of operations. However, an unfavorable resolution could have a material adverse effect on the Company’s combined financial position, liquidity or results of operations in the periods in which the matters are ultimately resolved.

Indemnifications

In addition, the Company may provide indemnifications for losses that result from the breach of general warranties contained in certain commercial and intellectual property agreements. Historically, the Company has not made significant payments under these indemnifications. However, there is an increasing risk in relation to patent indemnities given the current legal climate.

In indemnification cases, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements for indemnification based on breach of representations and warranties are generally limited in terms of duration, and for amounts not in excess of the contract value, except with respect to certain intellectual property claims. In some instances, the Company may have recourse against third-parties for certain payments made by the Company.

The Company is also a party to a variety of agreements pursuant to which it is obligated to indemnify the other party with respect to certain matters. Some of these obligations arise as a result of divestitures of the Company’s assets or businesses and require the Company to hold the other party harmless against losses arising from the settlement of pending obligations. The total amount of indemnification under these types of divestiture provisions is $6 million, of which the amount accrued by the Company as of July 3, 2010 for potential claims under these provisions was de minimis.

11. Segment Information

Summarized below are the Company’s segment net revenues and operating earnings (loss) for the six months ended July 3, 2010 and July 4, 2009:

	Net Revenues		Operating Earnings (Loss)
Six Months Ended	July 3, 2010	July 4, 2009	July 3, 2010	July 4, 2009
Mobile Devices	$3,365	$3,630	$(105)	$(832)
Home	1,724	2,038	49	21

	$5,089	$5,668

Operating loss			(56)	(811)
Total other income (expense)			(51)	(68)

Loss before income taxes			$(107)	$(879)

12. Reorganization of Businesses

Motorola, Inc. maintains a formal Involuntary Severance Plan (“Severance Plan”), which permits the Company to offer eligible employees severance benefits based on years of service and employment grade level in the event that employment is involuntarily terminated as a result of a reduction-in-force or restructuring. Effective August 1, 2009, the Company amended and restated the Severance Plan. Under the amended Severance Plan, severance benefits will be paid in bi-weekly installments to impacted employees rather than in lump sum payments. The Company recognizes termination benefits based on formulas per the Severance Plan at the point in time that future settlement is probable and can be reasonably estimated based on estimates prepared at the time a restructuring plan is approved by management. Exit costs consist of future minimum lease payments on vacated facilities and other contractual terminations. At each reporting date, the Company evaluates its accruals for employee separation and exit costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. In these cases, the Company reverses accruals through the condensed combined statements of operations where the original charges were recorded when it is determined they are no longer needed.

2010 Charges

During the six months ended July 3, 2010, the Company continued to implement various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans. The employees affected were located in all regions.

During the six months ended July 3, 2010, the Company recorded net reorganization of business charges of $27 million, including $6 million of charges in Costs of sales and $21 million of charges in Other charges in the Company’s condensed combined statements of operations. Included in the aggregate $27 million are charges of $36 million for employee separation costs, partially offset by $9 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

July 3, 2010	Six Months Ended
Mobile Devices	$17
Home	10

$27

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2010 to July 3, 2010:

	Accruals at January 1, 2010	Additional Charges	Adjustments	Amount Used	Accruals at July 3, 2010
Exit costs	$39	$—	$(3)	$(15)	$21
Employee separation costs	33	36	(8)	(35)	26

	$72	$36	$(11)	$(50)	$47

Exit Costs

At January 1, 2010, the Company had an accrual of $39 million for exit costs attributable to lease terminations. There were no material additional charges related to exit costs during the six months ended July 3, 2010. The adjustments of $3 million reflect: (i) $2 million of reversals of accruals no longer needed, and (ii) $1 million of foreign currency translation adjustments. The $15 million used reflects cash payments. The remaining accrual of $21 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 3, 2010, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2010, the Company had an accrual of $33 million for employee separation costs, representing the severance costs for approximately 400 employees. The additional charges of $36 million during the six months ended July 3, 2010 represent severance costs for approximately an additional 1,000 employees, of which 400 are direct employees and 600 are indirect employees.

The adjustments of $8 million reflect: (i) $7 million of reversals of accruals no longer needed and (ii) $1 million of foreign currency translation adjustments.

During the six months ended July 3, 2010, approximately 700 employees, of which 200 were direct employees and 500 were indirect employees, were separated from the Company. The $35 million used reflects cash payments to these separated employees. The remaining accrual of $26 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 3, 2010, is expected to be paid, generally, within one year to: (i) severed employees who have already begun to receive payments, and (ii) approximately 700 employees to be separated in 2010.

2009 Charges

During the six months ended July 4, 2009, the Company implemented various productivity improvement plans aimed at achieving long-term, sustainable profitability by driving efficiencies and reducing operating costs. Both of the Company’s business segments were impacted by these plans, with the majority of the impact in the Mobile Devices segment. The employees affected were located in all regions.

During the six months ended July 4, 2009, the Company recorded net reorganization of business charges of $176 million, including $38 million of charges in Costs of sales and $138 million of charges in Other charges in the Company’s condensed combined statements of operations. Included in the aggregate $176 million are charges of $162 million for employee separation costs, $22 million for exit costs and $18 million for fixed asset impairment charges, partially offset by $26 million of reversals for accruals no longer needed.

The following table displays the net charges incurred by business segment:

July 4, 2009	Six Months Ended
Mobile Devices	$160
Home	16

$176

The following table displays a roll forward of the reorganization of businesses accruals established for exit costs and employee separation costs from January 1, 2009 to July 4, 2009:

	Accruals at January 1, 2009	Additional Charges	Adjustments	Amount Used	Accruals at July 4, 2009
Exit costs	$63	$22	$(6)	$(36)	$43
Employee separation costs	103	162	(18)	(178)	69

	$166	$184	$(24)	$(214)	$112

Exit Costs

At January 1, 2009, the Company had an accrual of $63 million for exit costs attributable to lease terminations. The additional charges of $22 million during the six months ended July 4, 2009 are primarily related to the exit of leased facilities and contractual termination costs, both within the Mobile Devices segment. The adjustments of $6 million reflect $7 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments. The $36 million used reflects cash payments. The remaining accrual of $43 million, which is included in Accrued liabilities in the Company’s condensed combined balance sheet at July 4, 2009, represents future cash payments, primarily for lease termination obligations that are expected to be paid over a number of years.

Employee Separation Costs

At January 1, 2009, the Company had an accrual of $103 million for employee separation costs, representing the severance costs for approximately 1,600 employees. The additional charges of $162 million during the six months ended July 4, 2009 represent severance costs for approximately an additional 4,700 employees, of which 1,700 are direct employees and 3,000 are indirect employees.

The adjustments of $18 million reflect $19 million of reversals of accruals no longer needed, partially offset by $1 million of foreign currency translation adjustments.

During the six months ended July 4, 2009, approximately 5,800 employees, of which 2,600 were direct employees and 3,200 were indirect employees, were separated from the Company. The $178 million used reflects cash payments to these separated employees. The remaining accrual of $69 million, which was included in Accrued liabilities in the Company’s condensed combined balance sheet at July 4, 2009, was expected to be paid to approximately 400 separated employees.

13. Intangible Assets and Goodwill

Intangible Assets

Intangible assets and accumulated amortization, excluding goodwill, consists of the following:

	July 3, 2010		December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$493	$396	$489	$374
Patents	64	9	12	9
Customer-related	50	33	49	29
Licensed technology	105	105	105	105
Other intangibles	41	38	37	37

	$753	$581	$692	$554

Amortization expense on intangible assets, which is included within Other charges in the condensed combined statements of operations, was $27 million and $28 million for the six months ended July 3, 2010 and July 4, 2009, respectively. As of July 3, 2010, annual amortization expense is estimated to be $54 million in 2010, $50 million in 2011, $32 million in 2012, $25 million in 2013 and $8 million in 2014.

Intangible assets and accumulated amortization, excluding goodwill, by business segment were as follows:

	July 3, 2010		December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Mobile Devices	$99	$45	$45	$45
Home	654	536	647	509

	$753	$581	$692	$554

Goodwill

The following table displays a roll forward of the carrying amount of goodwill by reportable segment from January 1, 2010 to July 3, 2010:

	Mobile Devices	Home	Total
Balance as of January 1, 2010:
Aggregate goodwill acquired	$55	$1,358	$1,413
Accumulated impairment losses	(55)	(73)	(128)

Goodwill, net of impairment losses	—	1,285	1,285

Goodwill acquired	—	7	7

Balance as of July 3, 2010:
Aggregate goodwill acquired	55	1,365	1,420
Accumulated impairment losses	(55)	(73)	(128)

Goodwill, net of impairment losses	$—	$1,292	$1,292

The Company tests the recorded amount of goodwill for recovery on an annual basis in the fourth quarter of each fiscal year. Goodwill is tested more frequently if indicators of impairment exist. The Company continually assesses whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include: a sustained significant decline in Motorola, Inc.’s share price and market capitalization; a decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; or slower growth rates, among others. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our condensed combined financial statements.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components shall be aggregated and deemed a single reporting unit. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component. As such, the Company has determined that the Mobile Devices segment meets the requirement of a reporting unit. For the Home segment, the Company has identified two reporting units, the Broadband Home Solutions reporting unit and the Access Networks reporting unit.

The Company determined that there was an indicator of impairment at its Access Networks reporting unit due to changes in the forecasted financial performance at the reporting unit. As a result, a goodwill impairment test was performed for the Access Networks reporting unit during the first quarter of 2010. No indicators of potential impairment were identified for the Broadband Home Solutions reporting unit and, accordingly, the goodwill recorded at that reporting unit was not tested for impairment. There is no goodwill recorded at the Mobile Devices reporting unit as a result of the write-off of the remaining goodwill in 2008.

The goodwill impairment test is a two step analysis. In Step One, the fair value of each reporting unit is compared to its book value. Management must apply judgment in determining the estimated fair value of these reporting units. Fair value is determined using a combination of present value techniques and quoted market prices of comparable businesses. If the fair value of the reporting unit exceeds its book value, goodwill is not deemed to be impaired for that reporting unit, and no further testing would be necessary. If the fair value of the reporting unit is less than its book value, the Company performs Step Two. Step Two uses the calculated fair value of the reporting unit to perform a hypothetical purchase price allocation to the fair value of the assets and liabilities of the reporting unit. The difference between the fair value of the reporting unit calculated in Step One and the fair value of the underlying assets and liabilities of the reporting unit is the implied fair value of the reporting unit’s goodwill. A charge is recorded in the financial statements if the carrying value of the reporting unit’s goodwill is greater than its implied fair value.

The following describes the valuation methodologies used to derive the fair value of the reporting units.

•

Income Approach: To determine fair value, the Company discounts the expected future cash flows of the reporting units. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in our operations and the rate of return a market participant would expect to earn. To estimate cash flows beyond the final year of our model, the Company uses a terminal value approach. Under this approach, the Company uses estimated operating income before interest, taxes, depreciation and amortization in the final year of its model, adjusts it to estimate a normalized cash flow, applies a perpetuity growth assumption and discounts it by a perpetuity discount factor to determine the terminal value. The Company incorporates the present value of the resulting terminal value into its estimate of fair value.

•	Market-Based Approach: To corroborate the results of the income approach described above, the Company estimated the fair value of its reporting units using several market-based approaches,

including the value that is derived based on Motorola, Inc.’s consolidated stock price as described above. The Company also uses the guideline company method, which focuses on comparing our risk profile and growth prospects to select reasonably similar/guideline publicly traded companies.

The determination of fair value of the reporting units and assets and liabilities within the reporting units requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. For the Access Networks reporting unit, the Company assigned a discount rate of 14.5% and a terminal growth rate of 3%, both of which the Company believes to be reasonable based upon the risk profile and long-term growth prospects of this reporting unit in light of industry market data. The Company evaluated the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units, and concluded they are reasonable.

The Company has weighted the valuation of its reporting units at 75% based on the income approach and 25% based on the market-based approach, consistent with prior periods. The Company believes that this weighting is appropriate since it is often difficult to find other appropriate companies that are similar to our reporting units and it is our view that future discounted cash flows are more reflective of the value of the reporting units. If a heavier weighting was placed on the market-based approach, a higher fair value would have been determined for the Access Networks reporting unit.

As a result of the valuation work described above, the fair value of the Access Networks reporting unit exceeded its book value by a significant margin, indicating that there was no impairment of goodwill. No indicators of potential impairment were identified for the Broadband Home Solutions and Access Networks reporting units during the second quarter of 2010.